As filed with the Securities and Exchange Commission on November 14, 2006

Registration No. 333-133302

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KBR, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1600	20-4536774
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

601 Jefferson Street Suite 3400 Houston, Texas 77002 (713) 753-3011	Cedric W. Burgher Senior Vice President and Chief Financial Officer 601 Jefferson Street Suite 3400 Houston, Texas 77002 (713) 753-3011
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Darrell W. Taylor Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002-4995 (713) 229-1234	Andrew M. Baker Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201-2980 (214) 953-6500	John B. Tehan Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 14, 2006

27,840,000 Shares

KBR, Inc.

Common Stock

We are selling 27,840,000 shares of common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $15.00 and $17.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “KBR.”

The underwriters have an option to purchase a maximum of 4,176,000 additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to KBR, Inc.

Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.	UBS Investment Bank

Citigroup	HSBC	Lehman Brothers
Merrill Lynch & Co.	Scotia Capital	Wachovia Securities

D.A. Davidson & Co.	Pickering Energy Partners	Simmons & Company International

The date of this prospectus is                     , 2006.

Photos (from top left to bottom right): U.S. Army LogCAP III dining facility—Kuwait; Segas LNG EPC-CS project—Egypt; U.K. Ministry of Defence Royal Navy nuclear submarine; MLNG Tiga EPC-CS LNG project—Malaysia (top); Sasol Superflex Petrochemical EPC-CS project —South Africa (bottom); BP Thunderhorse semi-submersible offshore platform—Gulf of Mexico; BP Sonatrach In Salah Gas Development EPC-CS project—Algeria; U.S. Army Balkans support base facility—Croatia.

You should rely only on the information contained in this document, any free writing prospectus prepared by or on behalf of us or information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                     , 2006 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that is important to you or that you should consider before investing in our common stock. You should read carefully the entire prospectus, including the risk factors, financial data and financial statements included herein, before making a decision about whether to invest in our common stock. References in this prospectus to “KBR” mean KBR, Inc., references to the terms “we,” “us” or other similar terms mean KBR and its subsidiaries, and references to “Halliburton” mean Halliburton Company and its subsidiaries (excluding us), unless the context indicates otherwise. A glossary of other terms used in this prospectus can be found in Appendix A hereto.

Our Company

We are a leading global engineering, construction and services company supporting the energy, petrochemicals, government services and civil infrastructure sectors. We are the largest U.S.-based international contractor according to Engineering News-Record based on fiscal 2005 construction revenue from projects outside a company’s home country. Engineering News-Record also ranks us as the fourth largest U.S.-based contractor overall based on fiscal 2005 construction revenue. We are a leader in many of the growing end-markets that we serve, particularly gas monetization, having designed and constructed, alone or with joint venture partners, more than half of the world’s operating liquefied natural gas (LNG) production capacity over the past 30 years. In addition, we are one of the ten largest government defense contractors worldwide according to a Defense News ranking based on fiscal 2005 revenue and, accordingly, we believe we are the world’s largest government defense services provider. We offer our wide range of services through two business segments, Energy and Chemicals (E&C) and Government and Infrastructure (G&I).

Our E&C segment provides a wide range of engineering, procurement, construction, facility commissioning and start-up (EPC-CS) services, as well as program and project management, consulting and technology services for energy and petrochemical projects. We provide these services to a diverse customer base, including international and national oil and gas companies, independent refiners, petrochemical producers, and fertilizer producers. Our expertise includes onshore oil and gas production facilities, offshore oil and gas production facilities (which we refer to collectively as our offshore projects), pipelines, LNG and gas-to-liquids (GTL) gas monetization facilities (which we refer to collectively as our gas monetization projects), refineries, petrochemical plants and synthesis gas (Syngas). We are currently benefiting from increased capital expenditures by our petroleum and petrochemicals customer base and expect demand for our services to continue to increase with the growth in world energy consumption.

Our G&I segment provides program and project management, contingency logistics, operations and maintenance, construction management, engineering, and other services to military and civilian branches of domestic and foreign governments and private customers worldwide. We deliver on-demand support services across the full military mission cycle from contingency logistics and field support to operations and maintenance on military bases. A significant portion of our G&I segment’s current operations relate to the support of United States government operations in the Middle East, which we refer to as our Middle East operations. We are also the majority owner of Devonport Management Limited (DML), which owns and operates Western Europe’s largest naval dockyard complex. Our DML shipyard operations are primarily engaged in refueling nuclear submarines and performing maintenance on surface vessels for the U.K. Ministry of Defence as well as limited commercial projects. Our G&I segment operates in diverse sectors of the civil infrastructure market, including transportation, waste and water treatment, and facilities maintenance. We expect the heightened focus on global security, military operations and major military force realignments, as well as global growth in government outsourcing, to enhance demand for our services.

We pursue many of our projects through joint ventures and alliances with other industry participants. For more information, please read “Business—Joint Ventures and Alliances.”

On October 27, 2006, our board of directors approved a 135,627-for-one split of our common stock. As a result of the stock split, the 1,000 shares of our common stock held by Halliburton were converted into 135,627,000 shares of our common stock. In connection with the stock split, our sole stockholder approved on October 27, 2006 an amendment and restatement of our certificate of incorporation to increase the number of authorized shares of common stock from 1,000 to 300,000,000. All share data of our company presented in this prospectus has been adjusted to reflect the stock split.

For the twelve months ended December 31, 2005, we had total revenue of $10.1 billion and income from continuing operations of $210 million, compared to total revenue of $11.9 billion and loss from continuing operations of $314 million for the twelve months ended December 31, 2004. For the nine months ended September 30, 2006, we had total revenue of $7.1 billion and income from continuing operations of $38 million compared to total revenue of $7.4 billion and income from continuing operations of $162 million for the nine months ended September 30, 2005. As of September 30, 2006, our total backlog for continuing operations was $15 billion, of which $6 billion, or 40%, was attributable to our E&C segment and $9 billion, or 60%, was attributable to our G&I segment. For more information, please read “Business—Backlog.”

Backlog

The following charts summarize our backlog for continuing operations as of September 30, 2006 (dollars in billions):

Our Competitive Strengths

We believe our competitive strengths position us to continue to capitalize upon the growth occurring in the end-markets we serve. Our key competitive strengths include:

•	Industry leading global, large-scale EPC-CS experience in the upstream and downstream energy sectors.

•	Oil and gas production. Since designing and constructing the world’s first offshore oil and gas production platform in 1947, we have built some of the world’s largest oil and gas production projects and expanded our upstream capabilities to include onshore production, gas processing, flowlines and pipelines, and offshore fixed platforms and semi-submersible floating production units.

•	Gas monetization (LNG and GTL). We have designed and constructed, alone or with joint venture partners, more than half of the world’s operating LNG production capacity over the past 30 years and have designed more LNG receiving terminals outside of Japan than any other contractor. Additionally, we are actively involved in the growing GTL market, having obtained awards for two of the three projects worldwide that were either being built or were in the front-end engineering design phase as of September 30, 2006.

•	Petrochemicals. We have more than 60 years of experience building petrochemical plants and have designed, licensed process technologies for and/or constructed more than 800 petrochemical projects worldwide.

•	Refining. We have designed, constructed and/or licensed technology for more than 50 greenfield refineries and over 1,000 new refining units, retrofits or upgrades. Most of the services we have provided to our customers during the past 30 years have been in retrofitting or upgrading units in existing refineries.

•	Integrated EPC-CS services with a proprietary technology offering. We offer our energy and petrochemicals customers integrated EPC-CS and related services that span the facility lifecycle from project development and feasibility studies through execution, facility commissioning and start-up, and operations and maintenance. We believe our ability to offer our customers a single-source, integrated EPC-CS solution coupled with our wide range of proprietary technologies for the petrochemicals, refining and Syngas industries and experience in the commercial application of these technologies and related know-how differentiates us from our competitors.

•	Comprehensive government support services capabilities. Our extensive capabilities from contingency logistics to facilities operations and maintenance to engineering and construction services allow us to serve the diverse needs of our government customers. Our global employee base and ability to quickly secure additional necessary resources provide us with the flexibility to mobilize immediately and provide responsive solutions, refined from our experience operating around the world under challenging conditions.

•	Strong, long-term relationships with key customers. We maintain strong, long-term relationships with our key customers, including international and national oil and gas companies and the world’s largest defense and government outsourcers. Our often decades-long relationships with our customers enable us to understand their needs and to execute projects more quickly and efficiently.

•	Global footprint and proven ability to perform in remote and difficult environments. Our oil and gas customers are increasingly making investment decisions to monetize energy reserves located in remote environments around the globe as current crude oil and natural gas prices make these investments more economically viable. The size and scale of our global operations and our expertise in executing them allow us to operate in geographies with limited on-site infrastructure where many of these reserves are located.

•	E&C. We deliver EPC-CS capabilities worldwide. We believe our local presence, supported by our regionally based high-value execution centers in Monterrey, Mexico and Jakarta, Indonesia (which utilize lower cost, skilled engineers and other professionals to support projects around the world), will continue to provide us with a competitive strength and strong platform for growth.

•	G&I. We are currently providing military support personnel and services to U.S. and international troops in Iraq, Afghanistan and Eastern Europe. As military operations increasingly focus on the global war on terror, we believe our ability to meet the needs of governments and militaries worldwide, at any time and on any scale, will be a critical differentiating factor for us.

•	Experienced management team and workforce. Our management team and workforce includes professionals who have served at many levels of our company and possess strong industry expertise, many of whom also have extensive overseas field experience.

Our Business Strategy

Our strategy is to create stockholder value by leveraging our competitive strengths and focusing on the many opportunities in the growing end-markets we serve. Key features of our strategy include:

•	Capitalize on leadership positions in growth markets. We intend to leverage our leading positions in the energy, petrochemicals and government services sectors to grow our market share.

•	E&C. Worldwide energy consumption is expected to require $17 trillion of investment (including exploration, development, transmission and distribution) from 2004 to 2030 according to the International Energy Agency, or approximately $625 billion per year. Cambridge Energy Research Associates expects today’s LNG production volumes to triple by 2020. With our experience and track record, we believe we are well positioned to win project awards for additional gas monetization facilities, oil and gas production facilities, petrochemical plants, new and retrofit refinery projects, and pipeline projects.

•	G&I. Our experience and competitive strengths in logistics, contingency support, international operations and integrated security are likely to remain in demand because of the focus of our government customers on winning the global war on terror, providing for homeland security and outsourcing “non-combatant” support services in order to direct greater resources towards combat and defense forces.

•	Leverage technology portfolio for continued growth. We intend to capitalize on our E&C segment’s portfolio of process and design technologies and experience in the commercial application of these technologies to strengthen and differentiate our service offerings, enhance our competitiveness and increase our profitability. Our technological expertise and know-how reduces our reliance on lower margin, more commoditized service offerings and better positions us for EPC-CS package awards.

•	Selectively pursue new projects to enhance profitability and mitigate risk. We believe our market experience combined with key skills, knowledge and data derived from prior projects enhances our risk assessment and mitigation capabilities, enabling us to more effectively evaluate, structure and execute future projects, thereby increasing our profitability and reducing our execution risk. Through our new executive-led business development oversight department, we are establishing greater discipline and stricter controls with respect to our pursuit of projects, including E&C projects that historically were frequently structured as fixed-price contracts, in order to meet our more stringent technical, financial, commercial and legal parameters for risk and return. We anticipate that the proportion of fixed-price components in the E&C portion of our portfolio may decline in the future as we focus on increasing profitability while mitigating risk.

•	Maintain a balanced and diversified portfolio. We seek to maintain a balanced and diversified portfolio of projects across end-markets, services and contract types in order to increase our operating flexibility and reduce our exposure to any particular end-market.

•	End-markets and services.

•	Our E&C segment is heavily focused on oil and gas end-markets, but our ability to serve the full facility lifecycle as well as the differing subsectors of these end-markets reduces our reliance on any particular service or industry subsector.

•	Our G&I segment continues to focus on diversifying its project portfolio as we expect the volume of our work in Iraq under our current worldwide United States Army logistics contract, known as LogCAP, will continue to decline as our customer scales back the amount of services we provide under this contract and replaces it with a new multiple service provider contract.

•	Contract types. Our overall portfolio is diversified by contract type. Our contracts may be broadly categorized as either cost-reimbursable or fixed-price (sometimes referred to as lump-sum). As of

September 30, 2006, 37% of our backlog for continuing operations was attributable to fixed-price contracts and 63% was attributable to cost-reimbursable contracts. Historically, our E&C segment has frequently entered into fixed-price contracts. Our strategy is to continue to evaluate E&C projects on a fixed-price basis, taking into account underlying cost volatilities, scope definition, acceptable returns for the risks to be performed and our financial ability, namely letters of credit and bonding, required to execute these projects. If we are unable to successfully address these items as well as other forms of risk, we will seek to perform these projects on a cost-reimbursable basis. Our G&I segment operates primarily under cost-reimbursable contracts.

•	Provide global execution on a cost-effective basis. We use our expertise in positioning our expatriate employees around the world and hiring and training a local workforce to effectively meet the needs of our global customers. To enhance these existing capabilities, we employ the latest technologies and telecommunications systems to combine our resources into a global virtual execution team. We believe the integration of our regional offices in Houston, London and Singapore, our high-value execution centers and our local resources enables us to provide more cost-effective global solutions for our customers.

Our History

We trace our history and culture to two businesses, The M.W. Kellogg Company (Kellogg) and Brown & Root, Inc. (Brown & Root). Kellogg dates back to a pipe fabrication business which was founded in New York in 1901 and has been creating technology for petroleum refining and petrochemicals processing since 1919. Brown & Root was founded in Houston, Texas in 1919 and built the world’s first offshore platform in 1947. Brown & Root was acquired by Halliburton in 1962 and Kellogg was acquired by Halliburton in 1998 through its merger with Dresser Industries.

Asbestos and Silica Settlement and Prepackaged Chapter 11 Proceeding and Completion

In December 2003, six of our subsidiaries (and two other entities that are subsidiaries of Halliburton) sought Chapter 11 protection to discharge current and future asbestos and silica personal injury claims and demands. The order confirming the Chapter 11 plan of reorganization became final and nonappealable on December 31, 2004, and the plan of reorganization became effective in January 2005. Pursuant to the plan of reorganization and the order confirming the plan, a permanent injunction has been issued enjoining the prosecution of asbestos and silica personal injury claims and demands against our subsidiaries and our affiliates.

Our Relationship With Halliburton

We are currently a wholly owned subsidiary of Halliburton. In addition to owning KBR, Halliburton is one of the world’s largest energy services companies. Upon the closing of this offering, Halliburton will own approximately 83% of our outstanding common stock, or approximately 81% if the underwriters exercise their over-allotment option in full, and we will continue to be controlled by Halliburton. For a discussion of related risks, please read “Risk Factors—Risks Related to Our Affiliation With Halliburton.”

Halliburton has advised us that it intends to dispose of our common stock that it owns following this offering as expeditiously as possible through a tax-free distribution to Halliburton’s stockholders. Halliburton has advised us that it has requested a ruling from the Internal Revenue Service that, among other things, no gain or loss will be recognized by Halliburton or its stockholders as a result of the distribution. Halliburton also intends to obtain an opinion of counsel related to the tax-free nature of the distribution. The determination of whether, and if so, when, to proceed with the distribution is entirely within the discretion of Halliburton. If Halliburton does not proceed with the distribution, it could elect to dispose of our common stock in a number of different types of transactions, including additional public offerings, open market sales, sales to one or more third parties or split-off offerings to Halliburton’s stockholders that would allow for the opportunity to exchange Halliburton shares for shares of our common stock or a combination of these transactions. Except for the “lock-up” period described under “Underwriting,” Halliburton is not subject to any contractual obligation to maintain its share ownership. For more information on the potential effect of Halliburton’s disposition of our common stock by means of the anticipated distribution or otherwise, please read “Risk Factors—Risks Related to Our Affiliation With Halliburton—Transfers of our common stock by Halliburton could adversely affect your rights as a stockholder and cause our stock price to decline.”

Prior to the closing of the offering, we will enter into various agreements to complete the separation of our business from Halliburton, including, among others, a master separation agreement, transition services agreements and a tax sharing agreement. The master separation agreement will provide for, among other things, our responsibility for liabilities relating to our business and the responsibility of Halliburton for liabilities unrelated to our business. The agreements between us and Halliburton will also govern our various interim and ongoing relationships. The master separation agreement will also contain indemnification obligations and ongoing commitments of us and Halliburton. The tax sharing agreement provides for certain U.S. income tax allocations of liabilities and other agreements between us and Halliburton. Under the transition services agreements, Halliburton will continue to provide various interim corporate support services to us, and we will continue to provide various interim corporate support services to Halliburton. The terms of our separation from Halliburton, the related agreements and other transactions with Halliburton were determined by Halliburton, and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party. These agreements will continue in accordance with their terms after any distribution by Halliburton of our common stock to its stockholders. For a description of these agreements and the other agreements that we will enter into with Halliburton, please read “Our Relationship With Halliburton.”

Risk Factors

You should carefully consider the matters described under “Risk Factors.” These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

Principal Executive Offices and Internet Address

KBR was incorporated in Delaware in March 2006 as an indirect wholly owned subsidiary of Halliburton. At or before the closing of this offering, KBR will own the entities that currently conduct the business described in this prospectus. For convenience, we describe our business in this prospectus as if KBR had been the owner of these entities prior to this offering.

Our principal executive offices are located at 601 Jefferson Street, Suite 3400, Houston, Texas 77002, and our telephone number is (713) 753-3011. Our corporate website address is http://www.kbr.com. The information contained in or accessible from our corporate website is not part of this prospectus.

The Offering

Common stock offered	27,840,000 shares

Common stock to be outstanding after the offering	163,467,000 shares

Common stock to be held by Halliburton after the offering	135,627,000 shares

Use of proceeds

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $416 million, after deducting underwriter discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering to repay indebtedness we owe to subsidiaries of Halliburton under subordinated intercompany notes. At September 30, 2006, this indebtedness totaled $774 million in aggregate principal amount and we repaid $324 million in aggregate principal amount of this indebtedness in October 2006.

Over-allotment option	We have granted the underwriters a 30-day option to purchase a maximum of 4,176,000 additional shares of our common stock at the initial public offering price to cover over-allotments.

Dividend policy	We do not intend to declare or pay dividends on our common stock in the foreseeable future.

New York Stock Exchange symbol for our common stock	KBR

Except as otherwise indicated, the number of shares of our common stock to be outstanding after the offering as presented in this prospectus:

•	assumes the underwriters do not exercise their over-allotment option; and

•	excludes the 10,000,000 shares to be reserved for issuance under our 2006 stock and incentive plan, including the shares issuable upon the vesting of the stock option, restricted stock and restricted stock unit awards expected to be granted following the closing of this offering as described under “Management—KBR, Inc. 2006 Stock and Incentive Plan.”

Summary Consolidated Financial Data

The following table shows summary consolidated financial data of KBR Holdings, LLC and its subsidiaries for the periods and as of the dates indicated. Other than our backlog for continuing operations, the data for the years ended December 31, 2003, 2004 and 2005 is derived from the audited historical financial statements of KBR Holdings, LLC and the data for the nine months ended September 30, 2005 and 2006 is derived from the unaudited historical financial statements of KBR Holdings, LLC, both of which are included elsewhere in this prospectus. In the opinion of our management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary to present fairly the information set forth therein. Interim results are not necessarily indicative of full year results. KBR Holdings, LLC and its subsidiaries currently conduct the business described in this prospectus. At or before the closing of this offering, KBR will own KBR Holdings, LLC.

Prior to October 30, 2006, the existing ownership interest of the member of KBR Holdings, LLC was represented by 100 shares. On October 30, 2006, the sole member of KBR Holdings, LLC effected a 1,356,270-for-one split of KBR Holdings, LLC’s outstanding shares. On October 27, 2006, our board of directors approved a 135,627-for-one split of KBR, Inc.’s common stock. As a result of these splits, the number of outstanding shares of KBR Holdings, LLC equals the number of outstanding shares of KBR, Inc. common stock held by Halliburton prior to this offering. Share and per share data of KBR Holdings, LLC for all periods presented herein have been adjusted to reflect the share split.

You should read the following information in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(In millions, except per share amounts)
Statement of Operations Data:
Total revenue	$8,863	$11,906	$10,146	$7,422	$7,124
Cost of services	8,849	12,171	9,716	7,102	6,932
General and administrative	82	92	85	65	73
Gain on sale of assets	(4)	—	(110)	(93)	(6)

Operating income (loss)	(64)	(357)	455	348	125
Interest expense and other	(41)	(28)	(22)	(19)	(38)

Income (loss) from continuing operations before income taxes and minority interest	(105)	(385)	433	329	87
Benefit (provision) for income taxes	(11)	96	(182)	(138)	(64)
Minority interest in net income (loss) of consolidated subsidiaries	(26)	(25)	(41)	(29)	15

Income (loss) from continuing operations	(142)	(314)	210	162	38
Income from discontinued operations, net of tax provisions	9	11	30	22	87

Net income (loss)	$(133)	$(303)	$240	$184	$125

Basic and diluted income (loss) per share:
—Continuing operations	$(1.04)	$(2.31)	$1.54	$1.19	$0.28
—Discontinued operations	0.06	0.08	0.22	0.16	0.64

Historical basic and diluted net income (loss) per share:	$(0.98)	$(2.23)	$1.76	$1.35	$0.92

Historical weighted average shares outstanding	136	136	136	136	136

Pro forma basic and diluted income per share:(1)
Continuing operations			$1.45		$0.38

Pro forma weighted average shares outstanding(1)			163		163

(1)	See “Unaudited Pro Forma Condensed Consolidated Financial Statements” for the calculation of pro forma basic and diluted income per share and pro forma weighted average shares outstanding.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(In millions)
Other Financial Data:
Capital expenditures	$63	$74	$76	$50	$50
Depreciation and amortization expense	51	52	56	44	32
Total cash flow provided by (used in) operating activities	(899)	(61)	527	140	919
Total cash flow provided by (used in) investing activities	(59)	(85)	20	71	233
Total cash flow provided by (used in) financing activities	453	(83)	(375)	(90)	(545)

	At December 31,			At September 30,
	2003	2004	2005	2006
	(In millions)
Balance Sheet Data:
Cash and equivalents	$439	$234	$394	$1,022
Net working capital(1)	882	765	944	1,154
Property, plant and equipment, net	431	467	444	481
Total assets	5,532	5,487	5,182	5,742
Total debt (including payable and notes payable to related party)	1,242	1,248	808	799
Member’s equity(2)	944	812	1,256	1,453

(1)	Net working capital represents current assets less current liabilities.
(2)	Represents the equity in KBR Holdings, LLC. At or before the closing of this offering, KBR will own KBR Holdings, LLC.

	At December 31,			At September 30,
	2003	2004	2005	2006
	(In millions)
Other Data:
Backlog for continuing operations	$8,646	$7,092	$10,589	$14,994

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common stock. If any of the following risks and uncertainties develops into actual events, our business, financial condition, results of operations or cash flow could be materially adversely affected. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Customers and Contracts

Our G&I segment is directly affected by spending and capital expenditures by our customers and our ability to contract with our customers.

Our G&I segment is directly affected by spending and capital expenditures by our customers and our ability to contract with our customers. For example:

•	A decrease in the magnitude of work we perform for the United States government in Iraq under our LogCAP III contract and for the U.K. Ministry of Defence (MoD) through our DML joint venture or other decreases in governmental spending and outsourcing for military and logistical support of the type that we provide could have a material adverse effect on our business, results of operations and cash flow. For example, the current level of government services being provided in the Middle East will not likely continue for an extended period of time, and the current rate of spending has decreased substantially compared to 2005 and 2004. Our government services revenue related to Iraq under our LogCAP III and other contracts totaled $3.6 billion in the nine months ended September 30, 2006, $5.4 billion in 2005, $7.1 billion in 2004 and $3.5 billion in 2003. We expect the volume of work under our LogCAP III contract to continue to decline as our customer scales back the amount of services we provide under this contract, and we expect to complete all open task orders under our LogCAP III contract during 2007. The U.S. Department of Defense (DoD) has also announced that it will solicit competitive bids for a new multiple service provider LogCAP IV contract to replace the current LogCAP III contract, under which we are the sole provider. We expect the volume of our work under the MoD contract with our DML joint venture to refit and refuel the MoD’s nuclear submarine fleet to decline in 2009 and 2010 as we complete this round of refueling of the current fleet.

•	The loss of the United States government as a customer would, and the loss of the MoD as a customer could, have a material adverse effect on our business, results of operations and cash flow. The loss of the United States government as a customer, or a significant reduction in our work for it, would have a material adverse effect on our business, results of operations and cash flow. Revenue from United States government agencies represented 65% of our revenue in 2005 and 67% in 2004. The MoD is also a substantial customer, the loss of which could have a material adverse effect on our business, results of operations and cash flow.

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This offering may adversely affect or result in the loss of our DML joint venture’s interest in the operation of the Devonport Royal Dockyard in exchange for the fair value of the interest and the loss of our interest in DML in exchange for the lower of net asset value or fair market value, which could have a material adverse effect on our future prospects, business, results of operations and cash flow. On November 13, 2006, the MoD asked us to withdraw this offering pending the MoD’s financial analysis of KBR on a stand-alone basis. The MoD also advised us that if we proceed with this offering without satisfying the MoD, the MoD will have little option but to take steps to cause the MoD to use its power to safeguard the essential security interests of the United Kingdom with respect to the Devonport Royal Dockyard. If the MoD deems it to be in the essential security interests of the United Kingdom, the MoD has the right to make DML’s interest in the Devonport Royal Dockyard non-voting and may have a right to remove DML’s directors of the Devonport Royal Dockyard, in which case DML would retain its economic interest in the Devonport Royal Dockyard, or the MoD may assume at any time control of the Devonport Royal Dockyard and dispose of DML’s interest on its behalf at fair value. In such a situation, the MoD would appoint an international firm of chartered accountants to determine the fair value for DML’s interest. In such event, there would be a risk that we may not agree with the determined value of DML’s interest in the Devonport Royal Dockyard, and it is unclear whether or the manner in which we could challenge the determination. Any such action by the MoD would be an event of default under the DML shareholders agreement and would permit the other partners in our DML joint venture to acquire our interest in the DML joint venture at the lower of net asset value (generally a shareholder’s initial and subsequent investment and the proportionate share of consolidated capital and revenue reserves) or fair market value, which would be determined by a chartered accountant and would be final and binding absent manifest error. We believe that the net asset value of our investment in our DML joint venture may be significantly less than the fair market value of that investment. Any exercise by our partners in the DML joint venture of their rights to acquire our interest in DML would not prejudice any other rights or remedies available to them under the joint venture agreement or otherwise. Accordingly, proceeding with this offering without satisfying the MoD, or the loss of DML’s interest in the Devonport Royal Dockyard and the loss of our interest in DML, could have a material adverse effect on our future prospects, business, results of operations and cash flow.

•	Potential consequences arising out of investigations into United States Foreign Corrupt Practices Act (FCPA) matters and antitrust matters could include suspension or debarment by the DoD or another federal, state or local government agency or by the MoD of us and our affiliates from our ability to contract with such parties, which could have a material adverse effect on our business, results of operations and cash flow. Please read “—Risks Relating to Investigations.”

•	An increase in the magnitude of governmental spending and outsourcing for military and logistical support could materially and adversely affect our liquidity needs as a result of additional or continued working capital requirements to support this work. A rapid increase in the magnitude of work required under our government contracts, similar to what occurred in mid and late 2003 when military operations in Iraq ramped up quickly, could adversely affect our liquidity. Please read “—Other Risks Related to Our Business—We experience increased working capital requirements from time to time associated with our business, and such an increased demand for working capital could adversely affect our liquidity needs.”

•	A decrease in capital spending for infrastructure and other projects of the type that we undertake could have a material adverse effect on our business, results of operations and cash flow.

Our E&C segment depends on demand and capital spending by oil and natural gas companies for our services, which is directly affected by trends in oil and gas prices and other factors affecting our customers.

Demand for many of the services of our E&C segment depends on capital spending by oil and natural gas companies, including national and international oil companies, which is directly affected by trends in oil and natural gas prices. Capital expenditures for refining and distribution facilities by large oil and gas companies have a significant impact on the activity levels of our businesses. Demand for LNG facilities for which we provide construction services would decrease in the event of a sustained reduction in crude oil prices. Perceptions of longer-term lower oil and natural gas prices by oil and gas companies can similarly reduce or defer major expenditures given the long-term nature of many large-scale projects. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other factors that are beyond our control. Factors affecting the prices of oil and natural gas include:

•	worldwide political, military, and economic conditions;

•	the cost of producing and delivering oil and gas;

•	the level of demand for oil and natural gas;

•	governmental regulations or policies, including the policies of governments regarding the use of energy and the exploration for and production and development of their oil and natural gas reserves;

•	a reduction in energy demand as a result of energy taxation or a change in consumer spending patterns;

•	economic growth in China and India;

•	the level of oil production by non-OPEC countries and the available excess production capacity within OPEC;

•	global weather conditions and natural disasters;

•	oil refining capacity;

•	shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

•	potential acceleration of the development of alternative fuels; and

•	environmental regulation, including limitations on fossil fuel consumption based on concerns about its relationship to climate change.

Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future.

Demand for services in our E&C segment may also be materially and adversely affected by the consolidation of our customers, which:

•	could cause customers to reduce their capital spending, which in turn reduces the demand for our services; and

•	could result in customer personnel changes, which in turn affects the timing of contract negotiations and settlements of claims and claim negotiations with engineering and construction customers on cost variances and change orders on major projects.

Our results of operations depend on the award of new contracts and the timing of the performance of these contracts.

Because a substantial portion of our revenue is generated from large-scale projects and the timing of new project awards is unpredictable, our results of operations and cash flow may be subject to significant periodic fluctuations. A substantial portion of our revenue is directly or indirectly derived from large-scale international and domestic projects. It is generally very difficult to predict whether or when we will receive such awards as these contracts frequently involve a lengthy and complex bidding and selection process which is affected by a number of factors, such as market conditions, financing arrangements, governmental approvals and environmental matters. Because a significant portion of our revenue is generated from large projects, our results of operations and cash flow can fluctuate significantly from quarter to quarter depending on the timing of our contract awards. In addition, many of these contracts are subject to financing contingencies and, as a result, we are subject to the risk that the customer will not be able to secure the necessary financing for the project.

If we are unable to provide our customers with bonds, letters of credit or other credit enhancements, we may be unable to obtain new project awards. In addition, we do not expect that Halliburton will provide payment and performance guarantees of our bonds, letters of credit and contracts entered into after this offering as it has done in the past, except to the limited extent Halliburton has agreed to do so under the terms of the master separation agreement. Customers may require us to provide credit enhancements, including bonds, letters of credit or performance or financial guarantees. In line with industry practice, we are often required to provide performance and surety bonds to customers. These bonds indemnify the customer should we fail to perform our obligations under the contract. We have minimal stand-alone bonding capacity and other credit support capacity without Halliburton and, except to the limited extent set forth in the master separation agreement, Halliburton will not be obligated to provide credit support for our new surety bonds obtained after completion of this offering. We are engaged in discussions with surety companies to obtain stand-alone bonding capacity, but we may not be successful. If a bond is required for a particular project and we are unable to obtain an appropriate bond, we cannot pursue that project. Moreover, due to events that affect the insurance and bonding markets generally, bonding may be difficult to obtain or may only be available at significant cost. Because of liquidity or other issues, we could at times be unable to provide necessary letters of credit. In addition, future projects may require us to obtain letters of credit that extend beyond the term of our current credit facility. Further, our credit facility limits the amount of new letters of credit and other debt we can incur outside of the credit facility to $250 million, which could adversely affect our ability to bid or bid competitively on future projects if the credit facility is not amended or replaced. Please read “—Other Risks Related to Our Business—We experience increased working capital requirements from time to time associated with our business, and such an increased demand for working capital could adversely affect our liquidity needs.” In the past, Halliburton has provided guarantees of most of our surety bonds and letters of credit as well as most other payment and performance guarantees under our contracts. The credit support arrangements in existence at the completion of this offering will remain in effect, but Halliburton is not expected to enter into any new credit support arrangements on our behalf after the offering, except to the limited extent Halliburton is obligated to do so under the master separation agreement. Please read “Our Relationship With Halliburton—Master Separation Agreement—Credit Support Instruments.” We will agree to indemnify Halliburton for all losses under our outstanding credit support instruments and any additional credit support instruments for which Halliburton may become obligated following this offering, and under the master separation agreement, we will agree to use our reasonable best efforts to attempt to release or replace Halliburton’s liability thereunder for which such release or replacement is reasonably available. Any inability to obtain adequate bonding and/or provide letters of credit or other customary credit enhancements and, as a result, to bid on new work could have a material adverse effect on our business prospects and future revenue.

Our customers and prospective customers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. We do not expect that Halliburton will provide payment and performance guarantees of our bonds, letters of credit and contracts entered into after this offering as it has in the past, except to the limited extent Halliburton has agreed to do so under the terms of the master separation agreement. Our customers and prospective customers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. If our customers or prospective customers are not satisfied with our financial stability absent the support from Halliburton that we have relied on in the past, it could have a material adverse effect on our ability to bid for and obtain or retain projects, our business prospects and future revenues.

Limitations on our use of agents as part of our efforts to comply with applicable laws, including the FCPA, could put us at a competitive disadvantage in pursuing large-scale international projects. Most of our large-scale international projects are pursued and executed using one or more agents to assist in understanding customer needs, local content requirements, and vendor selection criteria and processes and in communicating information from us regarding our services and pricing. In July 2006, we adopted enhanced procedures for the retention of agents to promote compliance with applicable laws, including with the FCPA. An agreed settlement or loss at trial relating to the FCPA matters described below under “—Risks Relating to Investigations” and “—Risks Related to Our Affiliation With Halliburton” could result in a monitor being appointed to review future practices for compliance with the FCPA, including with respect to the retention of agents. Our compliance procedures or having a monitor could result in a more limited use of agents on large-scale international projects than in the past. Accordingly, we could be at a competitive disadvantage in pursuing such projects, which could have a material adverse effect on our ability to win contracts and our future revenue and business prospects.

The DoD awards its contracts through a rigorous competitive process and our efforts to obtain future contract awards from the DoD may be unsuccessful, and the DoD has recently favored multiple award task order contracts. The DoD conducts a rigorous competitive process for awarding most contracts. In the services arena, the DoD uses multiple contracting approaches. It uses omnibus contract vehicles, such as LogCAP, for work that is done on a contingency, or as-needed basis. In more predictable “sustainment” environments, contracts may include both fixed-price and cost-reimbursable elements. The DoD has also recently favored multiple award task order contracts, in which several contractors are selected as eligible bidders for future work. Such processes require successful contractors to continually anticipate customer requirements and develop rapid-response bid and proposal teams as well as have supplier relationships and delivery systems in place to react to emerging needs. We will face rigorous competition for any additional contract awards from the DoD, and we may be required to qualify or continue to qualify under the various multiple award task order contract criteria. The DoD has announced that the new LogCAP IV contract, which will replace the current LogCAP III contract under which we are the sole provider, will be a multiple award task order contract. It may be more difficult for us to win future awards from the DoD, and we may have other contractors sharing in any DoD awards that we win.

The uncertainty of the timing of future contract awards may inhibit our ability to recover our labor costs. The uncertainty of our contract award timing can also present difficulties in matching workforce size with contract needs. In some cases, we maintain and bear the cost of a ready workforce that is larger than called for under existing contracts in anticipation of future workforce needs for expected contract awards. If an expected contract award is delayed or not received, we may not be able to recover our labor costs, which could have a material adverse effect on us.

A significant portion of our projects is on a fixed-price basis, subjecting us to the risks associated with cost over-runs, operating cost inflation and potential claims for liquidated damages.

Our long-term contracts to provide services are either on a cost-reimbursable basis or on a fixed-price basis. At September 30, 2006, 37% of our backlog for continuing operations was attributable to fixed-price contracts and 63% was attributable to cost-reimbursable contracts. Our failure to accurately estimate the resources and time required for a fixed-price project or our failure to complete our contractual obligations within the time frame and costs committed could have a material adverse effect on our business, results of operations and financial condition. In connection with projects covered by fixed-price contracts, we bear the risk of cost over-runs, operating cost inflation, labor availability and productivity, and supplier and subcontractor pricing and performance. Under both our fixed-price contracts and our cost-reimbursable contracts, we generally rely on third parties for many support services, and we could be subject to liability for engineering or systems failures. Risks under our contracts include:

•	Our engineering, procurement and construction projects may encounter difficulties in the design or engineering phases, related to the procurement of supplies, and due to schedule changes, equipment performance failures, and other factors that may result in additional costs to us, reductions in revenue, claims or disputes. Our engineering, procurement and construction projects generally involve complex design and engineering, significant procurement of equipment and supplies, and extensive construction management. Many of these projects involve design and engineering, procurement and construction phases that may occur over extended time periods, often in excess of two years. We may encounter difficulties in the design or engineering, equipment and supply delivery, schedule changes, and other factors, some of which are beyond our control, that impact our ability to complete a project in accordance with the original delivery schedule. In some cases, the equipment we purchase for a project does not perform as expected, and these performance failures may result in delays in completion of the project or additional costs to us or the customer to complete the project and, in some cases, may require us to obtain alternate equipment at additional cost.

For example, in the second quarter of 2006, at the time of our “first check estimate”, we identified a $148 million charge, before income taxes and minority interest, related to our consolidated 50%-owned GTL project in Escravos, Nigeria. A first check estimate is a detailed process to reschedule and recost a project through its completion and occurs once sufficient engineering work has been completed allowing for a detailed cost re-estimate based on actual engineering drawings. This charge was primarily attributable to increases in the overall estimated cost to complete the project. The project has experienced delays relating to civil unrest and security on the Escravos River, near the project site, and further delays have resulted from scope changes and engineering and construction modifications. Our Yemen LNG project is our only major current fixed-price engineering, procurement and construction (EPC) project that has not completed its first check estimate, which is scheduled for completion in November 2006. The risks of increase in estimated costs is higher prior to the time a project reaches its first check estimate.

•	We may not be able to obtain compensation for additional work or expenses incurred as a result of customer change orders or our customers providing deficient design or engineering information or equipment or materials. Some of our contracts may require that our customers provide us with design or engineering information or with equipment or materials to be used on the project. In some cases, the customer may provide us with deficient design or engineering information or equipment or materials or may provide the information or equipment or materials to us later than required by the project schedule. The customer may also determine, after commencement of the project, to change various elements of the project. Our project contracts generally require the customer to compensate us for additional work or expenses incurred due to customer requested change orders or failure of the customer to provide us with specified design or engineering information or equipment or materials. Under these circumstances, we generally negotiate with the customer with respect to the amount of additional time required to make these changes and the compensation to be paid to us. We are subject to the risk that we are unable to obtain, through negotiation, arbitration, litigation or otherwise, adequate amounts to compensate us for the additional work or expenses incurred by us due to customer-requested change orders or failure by the customer to timely provide required items. A failure to obtain adequate compensation for these matters could require us to record an adjustment to amounts of revenue and gross profit that were recognized in prior periods. Any such adjustments, if substantial, could have a material adverse effect on our results of operations and financial condition.

•	We may be required to pay liquidated damages upon our failure to meet schedule or performance requirements of our contracts. In certain circumstances, we guarantee facility completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in additional costs, and the amount of such additional costs could exceed projected profit margins for the project. These additional costs include liquidated damages paid under contractual penalty provisions, which can be substantial and can accrue on a daily basis. In addition, our actual costs could exceed our projections. Performance problems for existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within our industry and our customer base.

For example, in June 2000, we entered into a contract to develop the Barracuda and Caratinga crude oilfields located off the coast of Brazil. This project has been performed significantly behind the original schedule, and we have experienced significant losses, including liquidated damages, related to this project. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Environment and Recent Developments—Barracuda-Caratinga and Belanak projects.”

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Difficulties in engaging third party subcontractors, equipment manufacturers or materials suppliers or failures by third party subcontractors, equipment manufacturers or materials suppliers to perform could result in project delays and cause us to incur additional costs. We generally rely on third party subcontractors as well as third party equipment manufacturers and materials suppliers to assist us with the completion of our contracts. Recently, we have experienced extended delivery cycles and increasing prices for various subcontracted services, equipment and materials. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for services, equipment and materials exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. Any delay by subcontractors to complete their portion of the project, any failure by a subcontractor to satisfactorily complete its portion of the project, and other factors beyond our control may result in delays in the project or may cause us to incur additional costs, or both. These delays and additional costs may be substantial, and we may not be able to recover these costs from our customer or may be required to compensate the customer for these delays. In such event, we may not be able to recover these additional costs from the responsible vendor, subcontractor or other third party. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms and timetable for any reason, including the deterioration of its financial condition, we may be delayed in completing the project and/or be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit or award fee to be realized or result in a loss on a project for which the services, equipment or materials were needed.

•	Our projects expose us to potential professional liability, product liability, warranty, performance and other claims that may exceed our available insurance coverage. We engineer, construct and perform services in large industrial facilities in which accidents or system failures can be disastrous. Any catastrophic occurrences in excess of insurance limits at locations engineered or constructed by us or where our services are performed could result in significant professional liability, product liability, warranty and other claims against us. The failure of any systems or facilities that we engineer or construct could result in warranty claims against us for significant replacement or reworking costs. In addition, once our construction is complete, we may face claims with respect to the performance of these facilities.

We failed to follow existing internal control policies and procedures for estimating project cost changes in the early stages of our Escravos project, which we have identified as a material weakness in our financial controls, and we cannot yet conclude that the control deficiency has been fully remediated.

In the second quarter of 2006, we identified a $148 million charge, before income taxes and minority interest, related to our consolidated 50%-owned GTL project in Escravos, Nigeria. This charge was primarily attributable to increases in the overall estimated cost to complete the project. The project has experienced delays relating to civil unrest and security on the Escravos River, near the project site, and further delays have resulted from scope changes and engineering and construction modifications. As a result of our failure in the first 12 months of the Escravos project to follow existing internal control policies and procedures for estimating project cost changes, which we have identified as a material weakness in our financial controls, we determined in the second quarter of 2006 that a portion of these costs were not identified and properly recorded in an earlier period. We have restated our previously recorded results for the quarter ended March 31, 2006 to reflect $9 million of this $148 million charge, before income taxes and minority interests, applicable to this period. During the second quarter of 2006, we performed an additional review of our other significant fixed-price projects, which provided us with assurance that the deficiency was isolated to the Escravos project. We also believe the detailed cost and schedule re-estimate we prepared in the second quarter of 2006, in connection with our first check estimate, mitigated the risk of any material errors on the Escravos project as of September 30, 2006. We are implementing several control changes, including the requirement that E&C segment management perform more thorough reviews of project estimates to help prevent or detect a similar occurrence in the future. We will not be able to conclude that the control deficiency related to the Escravos project has been completely remediated until we can reassess the Escravos project controls and the other control changes we are implementing. The reassessment is planned to take place before the end of 2006.

Our government contracts work is regularly reviewed and audited by our customer and government auditors, and these reviews can lead to withholding or delay of payments to us, non-receipt of award fees and other remedies against us.

Given the demands of working in Iraq and elsewhere for the United States government, we expect that from time to time we will have disagreements or experience performance issues with the various government customers for which we work. If performance issues arise under any of our government contracts, the government retains the right to pursue remedies, which could include threatened termination or termination under any affected contract. If any contract were so terminated, we may not receive award fees under the affected contract, and our ability to secure future contracts could be adversely affected, although we would receive payment for amounts owed for our allowable costs under cost-reimbursable contracts. Other remedies that our government customers may seek for any improper activities or performance issues include sanctions such as forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Further, the negative publicity that could arise from disagreements with our customers or sanctions as a result thereof could have an adverse effect on our reputation in the industry, reduce our ability to compete for new contracts, and may also have a material adverse effect on our business, financial condition, results of operations and cash flow.

The DCAA reviews our government contracts operations and can recommend withholding payment for costs that have been incurred. Because of the scrutiny involving our government contracts operations, issues raised by the DCAA may be more difficult to resolve. Our operations under United States government contracts are regularly reviewed and audited by the Defense Contract Audit Agency (DCAA) and other governmental agencies. When issues are found during the governmental agency audit process, these issues are typically discussed and reviewed with us. The DCAA then issues an audit report with its recommendations to our customer’s contracting officer. In the case of management systems and other contract administrative issues, the contracting officer is generally with the Defense Contract Management Agency (DCMA). If our customer or a government auditor finds that we improperly charged any costs to a contract, these costs are not reimbursable or, if already reimbursed, the costs must be refunded to the customer. The DCAA is continuously performing audits of costs incurred for the foregoing and other services provided by us under our government contracts. During these audits, there are likely to be questions raised by the DCAA about the reasonableness or allowability of certain costs or the quality or quantity of supporting documentation. The DCAA might recommend withholding some portion of the questioned costs while the issues are being resolved with our customer. For example, in June 2005, the DCAA recommended withholding certain costs associated with providing containerized housing for soldiers and supporting civilian personnel in Iraq. The DCAA recommended that the costs be withheld pending receipt of additional explanation or documentation to support the subcontract costs and $55 million has been withheld as of September 30, 2006, of which $17 million has been withheld from our subcontractors. In addition, the DCAA has raised questions regarding $95 million of costs related to dining facilities in Iraq. Because of the scrutiny involving our government contracts operations, issues raised by the DCAA may be more difficult to resolve.

If the DCMA were to conclude that our accounting system was not adequate for U.S. government cost reimbursement contracts, our ability to be awarded new contracts would be materially and adversely affected. Our accounting system is currently approved by the DCMA’s contracting officer for cost reimbursement contracts. We have received two draft reports from the DCAA on our accounting system, which raised various issues and questions. We have responded to the points raised by the DCAA, but this review remains open. Once the DCAA finalizes the report, it will be submitted to the DCMA, who will make a determination of the adequacy of our accounting systems for government contracting. If the DCMA were to conclude that our accounting system was not adequate for U.S. government cost reimbursement contracts, our ability to be awarded new contracts would be materially and adversely affected. In addition, negative publicity regarding alleged accounting system inadequacies or findings arising out of DCAA and DCMA reviews may adversely affect our ability to attract and obtain other government and commercial contracts.

If we were determined to have liability as a result of investigations into our work in Iraq or the Balkans, it could have a material adverse effect on our results of operations and cash flow. We understand that the United States Department of Justice (DOJ), an Assistant United States Attorney based in Illinois, and others are investigating procurement matters we have reported relating to our government contract work in Iraq. If criminal wrongdoing were found, criminal penalties could range up to the greater of $500,000 in fines per count for a corporation or twice the gross pecuniary gain or loss. We also understand that current and former employees of KBR have received subpoenas and have given or may give grand jury testimony related to some of these matters.

We have had inquiries in the past by the DCAA and the civil fraud division of the DOJ into possible overcharges for work performed during 1996 through 2000 under a contract in the Balkans, for which inquiry has not yet been completed by the DOJ. Based on an internal investigation, we credited our customer $2 million during 2000 and 2001 related to our work in the Balkans as a result of billings for which support was not readily available. We believe that the preliminary DOJ inquiry relates to potential overcharges in connection with a part of the Balkans contract under which approximately $100 million in work was done.

If we were determined to have liability as a result of any of these investigations, it could have a material adverse effect on our results of operations and cash flow.

We are involved in a dispute with Petrobras with respect to responsibility for the failure of subsea flow-line bolts on the Barracuda-Caratinga project.

In June 2000, we entered into a contract with Barracuda & Caratinga Leasing Company B.V., the project owner, to develop the Barracuda and Caratinga crude oilfields, which are located off the coast of Brazil. The construction manager and project owner’s representative is Petrobras, the Brazilian national oil company. The project consists of two converted supertankers, Barracuda and Caratinga, which will be used as floating production, storage, and offloading units, commonly referred to as FPSOs.

At Petrobras’ direction, we have replaced certain bolts located on the subsea flow-lines that have failed through mid-November 2005, and we understand that additional bolts have failed thereafter, which have been replaced by Petrobras. These failed bolts were identified by Petrobras when it conducted inspections of the bolts.

The original design specification for the bolts was issued by Petrobras, and as such, we believe the cost resulting from any replacement is not our responsibility. Petrobras has indicated, however, that they do not agree with our conclusion. We have notified Petrobras that this matter is in dispute. We believe several possible solutions may exist, including replacement of the bolts. Estimates indicate that costs of these various solutions range up to $140 million. Should Petrobras instruct us to replace the subsea bolts, the prime contract terms and conditions regarding change orders require that Petrobras make progress payments of our reasonable costs incurred. Petrobras could, however, perform any replacement of the bolts and seek reimbursement from us. On March 9, 2006, Petrobras notified us that they have submitted this matter to arbitration claiming $220 million plus interest for the cost of monitoring and replacing the defective bolts and, in addition, all of the costs and expenses of the arbitration including the cost of attorneys fees. We disagree with Petrobras’ claim, since the bolts met Petrobras’ design specifications, and we do not believe there is any basis for the amount claimed by Petrobras. We intend to vigorously defend this matter and pursue recovery of the costs we have incurred to date through the arbitration process. Consequences of this matter could have a material adverse effect on our results of operations, financial condition and cash flow.

We are actively engaged in claims negotiations with some of our customers, and a failure to successfully resolve our unapproved claims may materially and adversely impact our results of operations.

We report revenue from contracts to provide construction, engineering, design or similar services under the percentage-of-completion method of accounting. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. When calculating the amount of total profit or loss, we include unapproved claims as revenue when the collection is deemed probable based upon the four criteria for recognizing unapproved claims under the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Including probable unapproved claims in this calculation increases the operating income (or reduces the operating loss) that would otherwise be recorded without consideration of the probable unapproved claims.

We are actively engaged in claims negotiations with some of our customers, and the success of claims negotiations has a direct impact on the profit or loss recorded for any related long-term contract. Unsuccessful claims negotiations could result in decreases in estimated contract profits or additional contract losses. As of September 30, 2006, our probable unapproved claims, including those from unconsolidated related companies, related to seven contracts, most of which are complete or substantially complete. A significant portion of our probable unapproved claims as of September 30, 2006 arose from three completed projects for Petroleos Mexicanos (PEMEX) ($148 million related to our consolidated entities and $45 million related to our unconsolidated related companies) that are currently subject to arbitration proceedings. In addition, we have

“Other assets” of $64 million for previously approved services that are unpaid by PEMEX and have been included in these arbitration proceedings. The arbitration proceedings are expected to extend through 2007. Unfavorable outcomes for us in these arbitration proceedings could have a material adverse effect on our results of operations. In addition, even if the outcomes of these proceedings are favorable to us, there can be no assurance that we will ultimately be able to collect the amounts owed by PEMEX. In addition, as of September 30, 2006, we had $44 million of probable unapproved claims relating to our LogCAP III contract. Please read Note 5 and Note 13 to the consolidated financial statements of KBR Holdings, LLC included elsewhere in this prospectus.

Risks Relating to Investigations

The SEC and the DOJ are investigating the actions of agents in foreign projects in light of the requirements of the United States Foreign Corrupt Practices Act, and the results of these investigations could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flow.

The SEC is conducting a formal investigation into whether improper payments were made to government officials in Nigeria through the use of agents or subcontractors in connection with the construction and subsequent expansion by TSKJ, a joint venture in which one of our subsidiaries (a successor to The M.W. Kellogg Company) had a 25% interest at September 30, 2006, of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. The DOJ is also conducting a related criminal investigation. The SEC has also issued subpoenas seeking information, which we are furnishing, regarding current and former agents used in connection with multiple projects, including current and prior projects, over the past 20 years located both in and outside of Nigeria in which we, The M.W. Kellogg Company, M.W. Kellogg Limited or their or our joint ventures are or were participants. The SEC and the DOJ have been reviewing these matters in light of the requirements of the FCPA. Please read “Business—Legal Proceedings—FCPA Investigations” for more information.

Halliburton has been investigating these matters and has been cooperating with the SEC and the DOJ investigations and with other investigations into the Bonny Island project in France, Nigeria and Switzerland. We are also aware that the Serious Frauds Office in the United Kingdom is conducting an investigation relating to the activities of TSKJ. As a result of these investigations, information has been uncovered suggesting that, commencing at least 10 years ago, members of TSKJ planned payments to Nigerian officials. We have reason to believe, based on the ongoing investigations, that payments may have been made by agents of TSKJ to Nigerian officials. In addition, information recently uncovered suggests that, prior to 1998, plans may have been made by employees of The M.W. Kellogg Company to make payments to government officials in connection with the pursuit of a number of other projects in countries outside of Nigeria. Certain of these employees are current employees or a consultant of ours. As a result, the consultant may be placed on suspension, and Halliburton’s pending investigation will include a review of the actions of these employees. Additionally, in 2006, Halliburton suspended the services of an agent that, until such suspension, had served on projects outside of Nigeria, and Halliburton is actively reviewing compliance of an additional agent used in connection with a separate Nigerian project.

If violations of the FCPA were found, a person or entity found in violation could be subject to fines, civil penalties of up to $500,000 per violation, equitable remedies, including disgorgement (if applicable) generally of profits, including prejudgment interest on such profits, causally connected to the violation, and injunctive relief. Criminal penalties could range up to the greater of $2 million per violation or twice the gross pecuniary gain or loss from the violation, which could be substantially greater than $2 million per violation. It is possible that both the SEC and the DOJ could assert that there have been multiple violations, which could lead to multiple fines. The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, the findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of us or our affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided to the government authorities during the investigations. Agreed dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms negotiated with the SEC and the DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring compliance with the FCPA. Other potential consequences could be significant and include suspension or debarment of our ability to contract with governmental agencies of the United States and of foreign countries.

The investigations by the SEC and DOJ and foreign governmental authorities are continuing. We do not expect these investigations to be concluded prior to conclusion of this offering or in the immediate future. The various governmental authorities could conclude that violations of the FCPA or applicable analogous foreign laws have occurred with respect to the Bonny Island project and other projects in or outside of Nigeria. In such circumstances, the resolution or disposition of these matters, even after taking into account the indemnity from Halliburton with respect to any liabilities for fines or other monetary penalties or direct monetary damages, including disgorgement, that may be assessed against us or our greater than 50%-owned subsidiaries by the U.S or certain foreign govermental authorities, could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flow. Please read “—Risks Related to Our Affiliation With Halliburton—Halliburton’s indemnity for Foreign Corrupt Practices Act matters does not apply to all potential losses, Halliburton’s actions may not be in our stockholders’ best interests and we may take or fail to take actions that could result in our indemnification from Halliburton with respect to Foreign Corrupt Practices Act matters no longer being available.”

Information has been uncovered suggesting that former employees may have engaged in coordinated bidding with one or more competitors on certain foreign construction projects.

In connection with the investigation into payments relating to the Bonny Island project in Nigeria, information has been uncovered suggesting that former employees may have engaged in coordinated bidding with one or more competitors on certain foreign construction projects and that such coordination possibly began as early as the mid-1980s.

On the basis of this information, Halliburton and the DOJ have broadened their investigations to determine the nature and extent of any improper bidding practices, whether such conduct violated United States antitrust laws, and whether former employees may have received payments in connection with bidding practices on some foreign projects.

If violations of applicable United States antitrust laws occurred, the range of possible penalties includes criminal fines, which could range up to the greater of $10 million in fines per count for a corporation, or twice the gross pecuniary gain or loss, and treble civil damages in favor of any persons financially injured by such violations. Criminal prosecutions under applicable laws of relevant foreign jurisdictions and civil claims by, or relationship issues with customers, are also possible.

Halliburton’s indemnity does not apply to liabilities, if any, for fines, other monetary penalties or other potential losses arising out of violations of United States antitrust laws.

Potential consequences arising out of the investigations into FCPA matters and antitrust matters could include suspension or debarment of our ability to contract with the United States, state or local governments, U.S. government agencies or the MoD, third party claims, loss of business, adverse financial impact, damage to reputation and adverse consequences on financing for current or future projects.

Potential consequences of a criminal indictment arising out of any of these investigations could include suspension of our ability to contract with the United States, state or local governments, U.S. government agencies or the MoD in the United Kingdom. If a criminal or civil violation were found, we and our affiliates could be debarred from future contracts or new orders under current contracts to provide services to any such parties. During 2005, we and our affiliates had revenue of $6.6 billion from our government contracts work with agencies of the United States or state or local governments. In addition, we may be excluded from bidding on MoD contracts in the United Kingdom if we are convicted of a corruption offense or if the MoD determines that our actions constituted grave misconduct. During 2005, we and our affiliates had revenue of $909 million from our government contracts work with the MoD. Suspension or debarment from the government contracts business would have a material adverse effect on our business, results of operations and cash flow.

These investigations could also result in (1) third party claims against us, which may include claims for special, indirect, derivative or consequential damages, (2) damage to our business or reputation, (3) loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business, prospects, profits or business value, (4) adverse consequences on our ability to obtain or continue financing for current or future projects and/or (5) claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of us or our subsidiaries. In this connection, we understand that the government of Nigeria gave notice in 2004 to the French magistrate of a civil claim as an injured party in that proceeding. In addition, our compliance procedures or having a monitor required or agreed to be appointed at our cost as part of the disposition of the investigations could result in a more limited use of agents on large-scale international projects than in the past and put us at a competitive disadvantage in pursuing such projects. Continuing negative publicity arising out of these investigations could also result in our inability to bid successfully for governmental contracts and adversely affect our prospects in the commercial marketplace. If we incur costs or losses as a result of these matters, we may not have the liquidity or funds to address those losses, in which case such losses could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flow.

Our indemnification from Halliburton for FCPA Matters may not be enforceable as a result of being against governmental policy.

Our indemnification from Halliburton relating to FCPA Matters (as defined under “—Risks Related to Our Affiliation With Halliburton”) may not be enforceable as a result of being against governmental policy. Under the indemnity with Halliburton, our share of any liabilities for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of U.S. or certain foreign governmental claims or assessments relating to FCPA Matters would be funded by Halliburton and would not be borne by us and our public stockholders. If we are assessed by or agree with U.S. or certain foreign governments or governmental agencies to pay any such fines, monetary penalties or direct monetary damages, including disgorgement, and Halliburton’s indemnity cannot be enforced or is unavailable because of governmental requirements of a settlement, we may not have the liquidity or funds to pay those penalties or damages, which would have a material adverse effect on our business, prospects, results of operations, financial condition and cash flow. Please read “Our Relationship With Halliburton—Master Separation Agreement—Indemnification—FCPA Indemnification” and “—Enforceability of Halliburton FCPA Indemnification.”

Other Risks Related to Our Business

We experience increased working capital requirements from time to time associated with our business, and such an increased demand for working capital could adversely affect our ability to meet our liquidity needs.

Our operations could require us to utilize large sums of working capital, sometimes on short notice and sometimes without the ability to completely recover the expenditures on a timely basis or at all. Circumstances or events which could create large cash outflows include, among others, losses resulting from fixed-price contracts; contract initiation costs, contract completion cost or delays in receipt of payments under our contracts; environmental liabilities; litigation costs; adverse political conditions; foreign exchange risks; and professional and product liability claims. If we encounter significant working capital requirements or cash outflows as a result of these or other factors, we may not have sufficient liquidity or the credit capacity to meet all of our cash needs.

Insufficient liquidity could have important consequences to us. For example, we could:

•	have more difficulty in providing sufficient working capital under contracts such as LogCAP that may require a substantial and immediate ramp up in operations without immediate reimbursement; and

•	have less success in obtaining new work if our sureties or our lenders were to limit our ability to provide new performance bonds or letters of credit for our projects.

All or any of the following liquidity matters, working capital demands or limitations under our credit facility could place us at a competitive disadvantage compared with competitors with more liquidity and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flow.

Demobilization from Iraq could require funding of substantial working capital expenses without timely reimbursement. Demobilization of the United States military or our personnel from Iraq would require us to utilize large sums of working capital to move personnel and equipment from Iraq. If the DoD does not immediately approve funding for such a demobilization, we could be required to fund the related working capital expenses without reimbursement on a timely basis.

After the offering, we will not be able to rely on Halliburton to meet our liquidity needs or provide future credit support for required bonds, letters of credit, performance guarantees and other credit enhancement instruments, except to the limited extent Halliburton has agreed to do so under the terms of the master separation agreement. In the past, we have relied upon Halliburton to fund our working capital demands and assist us in meeting our liquidity needs, thereby providing us with a reliable source of cash, liquidity and credit support enhancements even in unusual or unexpected circumstances. After the offering, we will not be able to rely on Halliburton to meet future needs, except to the extent of credit support instruments outstanding at the completion of this offering and to the limited extent Halliburton has agreed to provide additional guarantees, indemnification and reimbursement commitments for our benefit in connection with letters of credit, surety bonds and performance guarantees related to certain of our existing project contracts as described in the master separation agreement. Please read “Our Relationship With Halliburton—Master Separation Agreement—Credit Support Instruments.” We are currently engaged in discussions with surety companies to obtain stand-alone bonding capacity without Halliburton or other credit support. Our efforts to obtain this stand-alone bonding capacity may not be successful. We can provide no assurance that we will have sufficient working capital or surety support to allow us to secure large-scale contracts or satisfy contract performance specifications.

Our revolving credit facility imposes restrictions that limit our operating flexibility and may result in additional expenses, and this credit facility will not be available if financial covenants are not met or if any person or two or more persons acting in concert, other than Halliburton or our Company, acquire directly or indirectly beneficial ownership representing 25% or more of the combined voting power of all outstanding equity interests ordinarily entitled to vote in the election of directors of the borrower under the credit facility. Under our existing revolving credit facility, and potentially under any future credit facilities, we will:

•	have less operating flexibility due to restrictions which could be imposed by our creditors, including restrictions on incurring additional debt, creating liens on our properties and paying dividends; and

•	be required to incur increased lending fees, costs and interest rates and, if future borrowings were to occur, to dedicate a substantial portion of cash flow from operations to the repayment of debt and the interest associated with that debt.

In December 2005, we entered into a five-year, unsecured revolving credit facility that provides up to $850 million of borrowings and letters of credit. This facility serves to assist us in providing working capital and letters of credit for our projects. The revolving credit facility contains a number of covenants restricting, among other things, incurrence of additional indebtedness and liens, sales of our assets, the amount of investments we can make, dividends, and payments to Halliburton under intercompany notes. We are also subject to certain financial covenants, including maintenance of ratios with respect to consolidated debt to total consolidated capitalization, leverage and fixed charge coverage. If we fail to meet the covenants or an event of default occurs, we would not have available the liquidity that the facility provides. Please read “—It is an event of default under our $850 million revolving credit facility if a person other than Halliburton or our Company directly or indirectly acquires 25% or more of the ordinary voting equity interests of the borrower under the credit facility.”

We conduct a large portion of our engineering and construction operations through joint ventures. As a result, we may have limited control over decisions and controls of joint venture projects and have returns that are not proportional to the risks and resources we contribute.

We conduct a large portion of our engineering and construction operations through joint ventures, where control may be shared with unaffiliated third parties. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. We also cannot control the actions of our joint venture partners, including any nonperformance, default, or bankruptcy of our joint venture partners, and we typically have joint and several liability with our joint venture partners under these joint venture arrangements. These factors could potentially materially and adversely affect the business and operations of a joint venture and, in turn, our business and operations.

Operating through joint ventures in which we are minority holders results in us having limited control over many decisions made with respect to projects and internal controls relating to projects. These joint ventures may not be subject to the same requirements regarding internal controls and internal control reporting that we follow. As a result, internal control issues may arise, which could have a material adverse effect on our financial condition and results of operation. When entering into joint ventures, in order to establish or preserve relationships with our joint venture partners, we may agree to risks and contributions of resources that are proportionately greater than the returns we could receive, which could reduce our income and returns on these investments compared to what we would have received if the risks and resources we contributed were always proportionate to our returns.

Pursuant to the terms of our gas alliance agreement with JGC Corporation of Japan, if and when the distribution of our common stock by Halliburton to its stockholders occurs, the alliance may be terminated by either party. Please read “Business—Joint Ventures and Alliances.”

We make equity investments in privately financed projects on which we have sustained losses and could sustain additional losses.

We have participated in a number of privately financed projects that enable our government customers to finance large-scale projects, such as railroads, and major military equipment purchases. These projects typically include entering into non-recourse financing, the design and construction of facilities, and the provision of operation and maintenance services for an agreed to period after the facilities have been completed. We may incur contractually reimbursable costs and typically make an equity investment prior to an entity achieving operational status or completing its full project financing. If a project is unable to obtain financing, we could incur losses including our contractual receivables and our equity investment. After completion of these projects, our equity investments can be at risk, depending on the operation of the project, which may not be under our control. As a result, we could sustain a loss on our equity investment in these projects. Current equity investments of this type include the Alice Springs-Darwin railroad in Australia and the Allenby & Connaught project in the United Kingdom.

With respect to the Alice Springs-Darwin railroad project, we own a 36.7% interest in a joint venture that is the holder of a 50-year concession contract with the Australian government to operate and maintain the railway. We account for this investment using the equity method of accounting in our G&I segment. Construction on the railway was completed in late 2003, and operations commenced in early 2004. In the first quarter of 2006, we recorded a $26 million impairment charge. In addition, in the first nine months of 2006, we recorded $11 million in losses related to our investment and made $10 million in advances to the joint venture. This joint venture has sustained losses since the railway commenced operations in early 2004 and at June 30, 2006, was projected to violate the joint venture’s loan covenants. These loans are non-recourse to us. We received revised financial forecasts from the joint venture during the first quarter of 2006, which took into account decreases, as compared to prior forecasts, in anticipated freight volume related to delays in mining of minerals, as well as a slowdown in the planned expansion of the Port of Darwin and ultimately contributed to the impairment charge recorded in the first quarter of 2006. At that time, the joint venture engaged investment bankers in an effort to raise additional capital for the venture. At the end of the second quarter of 2006, our valuation of our investment took into consideration the bids tendered at that time by interested parties to accomplish this recapitalization, and no further impairment was evident. However, the efforts to raise additional capital ceased during the third quarter because all previous bids were subsequently rejected or withdrawn. The board of the joint venture is currently attempting to restructure debt payment terms and raise additional subordinated financing. In October 2006, the joint venture violated its loan covenants by failing to make an interest and principal payment. In light of the loan covenant default and the joint venture’s need for additional equity or subordinated financing, we recorded a $32 million impairment charge in the third quarter of

2006. We will receive no tax benefit as this impairment charge is not deductible for Australian tax purposes. At September 30, 2006, our investment in this joint venture was $10 million and we had $0 of additional funding commitments. In addition, the senior lenders have agreed to waive the financial covenant violations through November 15, 2006 to allow the shareholders time to arrange additional subordinated financing estimated at $12 million. We have offered to fund approximately $6 million provided that other shareholders commit to funding $6 million in the aggregate, and the senior lenders agree to certain concessions including a principal payment holiday for 27 months and a reduction in the debt service reserve required by the existing indenture. Even if this additional investment is made and the senior lenders grant the concessions, a further impairment of our investment may be required. We believe that without a restructuring of the joint venture’s debt and an additional commitment for financing, we will record an additional impairment charge of $10 million, representing a full impairment of our remaining investment at some point in the future.

We have an investment in a development corporation that has an indirect interest in the new Egypt Basic Industries Corporation (EBIC) ammonia plant project located in Egypt. We are performing the EPC work for the project and providing operations and maintenance services for the facility. In August 2006, the lenders providing the construction financing notified EBIC that it was in default of the terms of its debt agreement, which effectively prevents the project from making additional borrowings until such time as certain security interests in the ammonia plant assets related to the export facilities can be perfected. Indebtedness under the debt agreement is non-recourse to us. At this time, we are continuing to work on the project, and we understand that discussions with the lenders regarding the security interests are ongoing. No event of default has occurred pursuant to our EPC contract as we have been paid all amounts due from EBIC. We believe EBIC may potentially cure the default by perfecting the lenders’ security interests in the port assets. In addition, EBIC may be required to construct its export facilities at a location farther from the plant than was originally planned. Any solution resulting in additional costs could require EBIC to raise additional financing, some of which could be from us and the other current stakeholders. If the default under the debt agreement is not cured, the project may not have sufficient financing to continue, which could result in an impairment of our investment and a termination of our EPC contract with EBIC, which could result in a reduction of our profits or a recognition of a loss.

Recent accounting pronouncements adopted by the FASB regarding the accounting for defined benefit pension plans and other post-retirement plans will materially and negatively affect certain quantitative disclosures in our financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to, among other things, recognize on its balance sheet the funded status (measured as the difference between the fair value of plan assets and the projected benefit obligation) of pension and other postretirement benefit plans, recognize through comprehensive income certain changes in the funded status of a defined benefit and postretirement plan in the year in which the changes occur through comprehensive income. The requirement to recognize the funded status of a benefit plan and the additional disclosure requirements are effective for fiscal years ending after December 15, 2006. We will adopt these SFAS No. 158 requirements for our fiscal year ending December 31, 2006.

We are currently assessing the quantitative impact to our financial statements, which we believe will be material. For example, using the information disclosed as of December 31, 2005, total assets as of December 31, 2005 would have been approximately $73 million lower, total liabilities would have been approximately $136 million higher, minority interest would have been approximately $74 million lower, and member’s equity and accumulated other comprehensive loss would have been $135 million lower. Because our pension and other postretirement benefit plans are dependant on future events and circumstances and current actuarial assumptions, the impact at the time of adoption of SFAS No. 158 will differ from these amounts.

If Halliburton distributes our stock to its stockholders and such disposition is determined to be financially detrimental to our United Kingdom pension plans in meeting their funding liabilities, it may be necessary for us to purchase annuities to secure the pension plan benefits or fund some or all of the deficits either in a lump sum or over an agreed period.

Under regulations applicable to pension plans maintained for the benefit of our employees in the United Kingdom, a disposition of our common stock by Halliburton to its stockholders following this offering could constitute an event for which it would be advisable to obtain clearance from the Pension Regulator in the United Kingdom if it were determined to be a change of control that is financially detrimental to the ability of a United Kingdom pension plan to meet its funding liabilities. In such event, should we fail to obtain clearance, the Pensions Regulator could issue a contribution notice, which could impose liability on an employer of an amount equal to the cost of securing all of the pension plan beneficiaries’ benefits by the purchase of annuities. As an alternative to obtaining clearance from the Pension Regulator, we could agree with the trustee of some or all of the pension plans to provide additional security to the plans satisfactory to such trustees, which would not provide the same certainty as obtaining clearance, but may reduce the risk of receiving a contribution notice from the Pensions Regulator. While no determination has been made at this time as to the action, if any, that would be taken, if clearance were sought from the Pensions Regulator or an agreement was negotiated with the trustees for the United Kingdom pension plans, it may be necessary to fund some or all of the deficits under the United Kingdom pension plans, either in a lump sum or over an agreed period. Because the funding status of our United Kingdom pension plans are dependent on future events and circumstances and actuarial assumptions, we cannot estimate the range of exposure at this time.

Intense competition in the engineering and construction industry could reduce our market share and profits.

We serve markets that are highly competitive and in which a large number of multinational companies compete. These highly competitive markets require substantial resources and capital investment in equipment, technology and skilled personnel. Our projects are frequently awarded through a competitive bidding process, which is standard in our industry. We are constantly competing for project awards based on pricing and the breadth and technological sophistication of our services. Any increase in competition or reduction in our competitive capabilities could have a significant adverse impact on the margins we generate from our projects or our ability to retain market share.

If we are unable to attract and retain a sufficient number of affordable trained engineers and other skilled workers, our ability to pursue projects may be adversely affected and our costs may increase.

Many of the markets in which we operate are currently growing. Our rate of growth will be confined by resource limitations as competitors and customers compete for increasingly scarce resources. We believe that our success depends upon our ability to attract, develop and retain a sufficient number of affordable trained engineers and other skilled workers that can execute our services in remote locations under difficult working conditions. The demand for trained engineers and other skilled workers is currently high. If we are unable to attract and retain a sufficient number of skilled personnel, our ability to pursue projects may be adversely affected and the costs of performing our existing and future projects may increase, which may adversely impact our margins.

If we are unable to enforce our intellectual property rights or if our intellectual property rights become obsolete, our competitive position could be adversely impacted.

We utilize a variety of intellectual property rights in our services. We view our portfolio of process and design technologies as one of our competitive strengths and we use it as part of our efforts to differentiate our service offerings. We may not be able to successfully preserve these intellectual property rights in the future and these rights could be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries in which our services may be sold do not protect intellectual property rights to the same extent as the laws of the United States. Because we license technologies from third parties, there is a risk that our relationships with licensors may terminate or expire or may be interrupted or harmed. In some, but not all cases, we may be able to obtain the necessary intellectual property rights from alternative sources. If we are unable to protect and maintain our intellectual property rights, or if there are any successful intellectual property challenges or infringement proceedings against us, our ability to differentiate our service offerings could be reduced. In addition, if our intellectual property rights or work processes become obsolete, we may not be able to differentiate our service offerings, and some of our competitors may be able to offer more attractive services to our customers. As a result, our business and revenue could be materially and adversely affected.

It is an event of default under our $850 million revolving credit facility if a person other than Halliburton directly or indirectly acquires 25% or more of the ordinary voting equity interests of the borrower under the credit facility.

Under our $850 million revolving credit facility, it is an event of default if any person or two or more persons acting in concert, other than Halliburton or our Company, directly or indirectly acquire 25% or more of the combined voting power of all outstanding equity interests ordinarily entitled to vote in the election of directors of KBR Holdings, LLC, the borrower under the credit facility. In the event of a default, the banks under the facility could declare all amounts due and payable, cease to provide additional advances and require cash collateralization for all outstanding letters of credit. If we were unable to obtain a waiver from the banks or negotiate an amendment or a replacement credit facility prior to an event of default, it could have a material adverse effect on our liquidity, financial condition and cash flow.

Our business could be materially and adversely affected by problems encountered in the installation or operation of a new SAP financial system to replace our current systems.

We are in the process of installing a new SAP financial system to replace our current systems. Among other things, the new SAP system is intended to assist us in qualifying or continuing to qualify our estimating, purchasing and accounting system under requirements of the DoD and the DCAA. If we are unable to install the new SAP system in a timely manner or if we encounter problems in its installation or operation, we may not be able to obtain approval of our systems by the DoD and the DCAA, which could delay our ability to receive payments from our customer and could have a material adverse effect on our results of operations in our G&I segment.

Risks Related to Geopolitical and International Operations and Events

International and political events may adversely affect our operations.

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks inherent in doing business in each of the countries in which we transact business. The occurrence of any of the risks described below could have a material adverse effect on our results of operations and financial condition.

Our operations in countries other than the United States accounted for approximately 87% of our consolidated revenue during 2005 and 90% of our consolidated revenue during 2004. Based on the location of services provided, 50% of our consolidated revenue in 2005 and 45% in 2004 was from our operations in Iraq, primarily related to our work for the United States government. Also, 8% of our consolidated revenue during 2005 was from the United Kingdom. Operations in countries other than the United States are subject to various risks peculiar to each country. With respect to any particular country, these risks may include:

•	expropriation and nationalization of our assets in that country;

•	political and economic instability;

•	civil unrest, acts of terrorism, force majeure, war, or other armed conflict;

•	natural disasters, including those related to earthquakes and flooding;

•	inflation;

•	currency fluctuations, devaluations, and conversion restrictions;

•	confiscatory taxation or other adverse tax policies;

•	governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds;

•	governmental activities that may result in the deprivation of contract rights; and

•	governmental activities that may result in the inability to obtain or retain licenses required for operation.

Due to the unsettled political conditions in many oil-producing countries and countries in which we provide governmental logistical support, our revenue and profits are subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. Countries where we operate that have significant amounts of political risk include: Afghanistan, Algeria, Indonesia, Iraq, Nigeria, Russia, and Yemen. In addition, military action or continued unrest in the Middle East could impact the supply and pricing for oil and gas, disrupt our operations in the region and elsewhere, and increase our costs for security worldwide.

We work in international locations where there are high security risks, which could result in harm to our employees and contractors or substantial costs.

Some of our services are performed in high-risk locations, such as Iraq and Afghanistan, where the country or location is suffering from political, social or economic issues, or war or civil unrest. In those locations where we have employees or operations, we may incur substantial costs to maintain the safety of our personnel. Despite these precautions, the safety of our personnel in these locations may continue to be at risk, and we have in the past and may in the future suffer the loss of employees and contractors.

We are subject to significant foreign exchange and currency risks that could adversely affect our operations and our ability to reinvest earnings from operations, and our ability to limit our foreign exchange risk through hedging transactions may be limited.

A sizable portion of our consolidated revenue and consolidated operating expenses are in foreign currencies. As a result, we are subject to significant risks, including:

•	foreign exchange risks resulting from changes in foreign exchange rates and the implementation of exchange controls; and

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

In particular, we conduct business in countries that have non-traded or “soft” currencies which, because of their restricted or limited trading markets, may be difficult to exchange for “hard” currencies. The national governments in some of these countries are often able to establish the exchange rates for the local currency. As a result, it may not be possible for us to engage in hedging transactions to mitigate the risks associated with fluctuations of the particular currency. We are often required to pay all or a portion of our costs associated with a project in the local soft currency. As a result, we generally attempt to negotiate contract terms with our customer, who is often affiliated with the local government, to provide that we are paid in the local currency in amounts that match our local expenses. If we are unable to match our costs with matching revenue in the local currency, we would be exposed to the risk of an adverse change in currency exchange rates.

Where possible, we selectively use hedging transactions to limit our exposure to risks from doing business in foreign currencies. Our ability to hedge is limited because pricing of hedging instruments, where they exist, is often volatile and not necessarily efficient.

In addition, the value of the derivative instruments could be impacted by:

•	adverse movements in foreign exchange rates;

•	interest rates;

•	commodity prices; or

•	the value and time period of the derivative being different than the exposures or cash flow being hedged.

Risks Related to Our Affiliation With Halliburton

Halliburton’s indemnity for Foreign Corrupt Practices Act matters does not apply to all potential losses, Halliburton’s actions may not be in our stockholders’ best interests and we may take or fail to take actions that could result in our indemnification from Halliburton with respect to Foreign Corrupt Practices Act matters no longer being available.

Under the terms of the master separation agreement, Halliburton will indemnify us for, and any of our greater than 50%-owned subsidiaries for our share of, fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of claims made or assessed by a governmental authority of the United States, the United Kingdom, France, Nigeria, Switzerland or Algeria or a settlement thereof relating to FCPA Matters, which could involve Halliburton and us through The M. W. Kellogg Company, M. W. Kellogg Limited or their or our joint ventures in projects both in and outside of Nigeria, including the Bonny Island, Nigeria project. Halliburton’s indemnity will not apply to any other losses, claims, liabilities or damages assessed against us as a result of or relating to FCPA Matters or to any fines or other monetary penalties or direct monetary damages, including disgorgement, assessed by governmental authorities in jurisdictions other than the United States, the United Kingdom, France, Nigeria, Switzerland or Algeria, or a settlement thereof, or assessed against entities such as TSKJ or Brown & Root–Condor Spa, in which we do not have an interest greater than 50%. For purposes of the indemnity, “FCPA Matters” include claims relating to alleged or actual violations occurring prior to the date of the master separation agreement of the FCPA or particular, analogous applicable statutes, laws, regulations and rules of U.S. and foreign governments and governmental bodies identified in the master separation agreement in connection with the Bonny Island project in Nigeria and in connection with any other project, whether located inside or outside of Nigeria, including without limitation the use of agents in connection with such projects, identified by a governmental authority of the United States, the United Kingdom, France, Nigeria, Switzerland or Algeria in connection with the current investigations in those jurisdictions. Please read “—Risks Relating to Investigations—The SEC and the DOJ are investigating the actions of agents in foreign projects in light of the requirements of the United States Foreign Corrupt Practices Act, and the results of these investigations could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flow” and “—Our indemnification from Halliburton for FCPA Matters may not be enforceable as a result of being against governmental policy,” and “Our Relationship With Halliburton—Master Separation Agreement—Indemnification—FCPA Indemnification” and “—Enforceability of Halliburton FCPA Indemnification.”

Either before or after a settlement or disposition of FCPA Matters, we could incur losses as a result of or relating to FCPA Matters for which Halliburton’s indemnity will not apply, and we may not have the liquidity or funds to address those losses, in which case such losses could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flow.

In consideration of Halliburton’s agreement to indemnify us for certain FCPA Matters, we have agreed that Halliburton will at all times, in its sole discretion, have and maintain control over the investigation, defense and/ or settlement of FCPA Matters until such time, if any, that we exercise our right to assume control of the investigation, defense and/or settlement of FCPA Matters. We have also agreed, at Halliburton’s expense, to assist with Halliburton’s full cooperation with any governmental authority in Halliburton’s investigation of FCPA Matters and its investigation, defense and/or settlement of any claim made by a governmental authority or court relating to FCPA Matters, in each case even if we assume control of FCPA Matters.

Subject to the exercise of our right to assume control of the investigation, defense and/or settlement of FCPA Matters, Halliburton will have broad discretion to investigate and defend FCPA Matters. After this offering and Halliburton’s anticipated disposition of our common stock that it owns following this offering, we expect that Halliburton will take actions that are in the best interests of its stockholders, which may not be in our or our stockholders’ best interests, particularly in light of the potential differing interests that Halliburton and we may have with respect to the matters currently under investigation and their defense and/or settlement. In addition, the manner in which Halliburton controls the investigation, defense and/or settlement of FCPA Matters and our ongoing obligation to cooperate with Halliburton in its investigation, defense and/or settlement thereof could adversely affect us and our ability to defend or settle FCPA or other claims against us, or result in other adverse consequences to us or our business that would not be subject to Halliburton’s indemnification. We may take control over the investigation, defense and/or settlement of FCPA Matters or we may refuse to agree to a settlement of FCPA Matters negotiated by Halliburton. Notwithstanding our decision, if any, to assume control or refuse to agree to a settlement of FCPA Matters, we will have a continuing obligation to assist in Halliburton’s full cooperation with any government or governmental agency, which may reduce any benefit of our taking control over the investigation of FCPA Matters or refusing to agree to a settlement. If we take control over the investigation, defense and/or settlement of FCPA Matters, refuse a settlement of FCPA Matters negotiated by Halliburton, enter into a settlement of FCPA Matters without Halliburton’s consent, materially breach our obligation to cooperate with respect to Halliburton’s investigation, defense and/or settlement of FCPA Matters or materially breach our obligation to consistently implement and maintain, for five years following our separation from Halliburton, currently adopted business practices and standards relating to the use of foreign agents, Halliburton may terminate the indemnity, which could have a material adverse effect on our financial condition, results of operations and cash flow.

Halliburton’s indemnity for matters relating to the Barracuda-Caratinga project only applies to the replacement of certain subsea bolts, and Halliburton’s actions may not be in our stockholders’ best interests.

Under the terms of the master separation agreement, Halliburton will indemnify us and any of our greater than 50%-owned subsidiaries as of the date of the master separation agreement for out-of-pocket cash costs and expenses, or cash settlements or cash arbitration awards in lieu thereof, we incur as a result of the replacement of certain subsea flow-line bolts installed in connection with the Barracuda-Caratinga project, which we refer to as “B-C Matters.” Please read “Risks Related to Our Customers and Contracts—We are involved in a dispute with Petrobras with respect to responsibility for the failure of subsea flow-line bolts on the Barracuda-Caratinga Project.”

Halliburton’s indemnity will not apply to any other losses, claims, liabilities or damages against us relating to B-C Matters. Please read “Our Relationship With Halliburton—Master Separation Agreement— Indemnification—Barracuda-Caratinga Indemnification.” If, either before or after a settlement or disposition of B-C Matters, we incur losses relating to the Barracuda-Caratinga project for which Halliburton’s indemnity will not apply, we may not have the liquidity or funds to address those losses, in which case such losses could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flow.

At our cost, we will control the defense, counterclaim and/or settlement with respect to B-C Matters, but Halliburton will have discretion to determine whether to agree to any settlement or other resolution of B-C Matters. We expect Halliburton will take actions that are in the best interests of its stockholders, which may or may not be in our or our stockholders’ best interests. Halliburton has the right to assume control over the defense, counterclaim and/or settlement of B-C Matters at any time. If Halliburton assumes control over the defense, counterclaim and/or settlement of B-C Matters, or refuses a settlement proposed by us, it could result in material and adverse consequences to us or our business that would not be subject to Halliburton’s indemnification. In addition, if Halliburton assumes control over the defense, counterclaim and/or settlement of B-C Matters, and we refuse a settlement proposed by Halliburton, Halliburton may terminate the indemnity. Also, if we materially breach our obligation to cooperate with Halliburton or we enter into a settlement of B-C Matters without Halliburton’s consent, Halliburton may terminate the indemnity.

Transfers of our common stock by Halliburton could adversely affect your rights as a stockholder and cause our stock price to decline.

After completion of this offering and the waiver or expiration of the “lock-up” period described under “Underwriting,” Halliburton will be permitted to transfer all or part of the shares of our common stock that it owns, without allowing you to participate or realize a premium for your shares of common stock, or distribute its shares to its stockholders. Sales or distributions by Halliburton of substantial amounts of our common stock in the public market or to its stockholders could adversely affect prevailing market prices for our common stock. Additionally, a sale of a controlling interest to a third party may adversely affect the market price of our common stock and our business and results of operations. For example, the change in control may result in a change of management decisions and business policy. Halliburton has advised us that it intends to dispose of our common stock that it owns following this offering as expeditiously as possible through a tax-free distribution to Halliburton’s stockholders. For additional information regarding Halliburton’s current plans with respect to our common stock that it will continue to own after the closing of this offering, please read “Sole Stockholder” and “Our Relationship With Halliburton.”

Halliburton is generally not prohibited from selling a controlling interest in us to a third party. Because we will not be subject to Section 203 of the General Corporation Law of the State of Delaware, until immediately after the time that no person or group beneficially owns, directly or indirectly, a majority of our outstanding voting stock, Halliburton, as a controlling stockholder, may find it easier to sell its controlling interest to a third party. Please read “Description of Capital Stock—Delaware Business Combination Statute” for a description of Section 203 and the potential positive and negative consequences, depending on the circumstances, of not being subject to it.

We will be controlled by Halliburton as long as it owns a majority of our outstanding voting stock, and you will be unable to affect the outcome of stockholder voting during that time.

Upon completion of this offering, Halliburton will own 83% of our outstanding common stock, or 81% if the underwriters’ over-allotment option is exercised in full. As long as Halliburton owns, directly or indirectly, a majority of our outstanding voting stock, Halliburton will be able to exert significant control over us, including the ability to elect or remove and replace our entire board of directors and take other actions without calling a special meeting. The concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or impossible without the support of Halliburton and Halliburton’s interests may conflict with your interests as a stockholder. Investors in this offering, by themselves, will not be able to affect the outcome of any stockholder vote. As a result, Halliburton, subject to any fiduciary duty owed to our minority stockholders under Delaware law, will be able to control matters affecting us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	the determination of incentive compensation, which may affect our ability to retain key employees;

•	the allocation of business opportunities between Halliburton and us;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our financing decisions and our capital raising activities;

•	the payment of dividends on our common stock;

•	conduct in regulatory and legal proceedings;

•	amendments to our certificate of incorporation or bylaws; and

•	determinations with respect to our tax returns.

In addition, the master separation agreement we will enter into with Halliburton also contains several provisions regarding our corporate governance that apply for so long as Halliburton owns specified percentages of our common stock. For example, Halliburton will have, among other rights, contractual rights relating to representation on our board of directors and board committees and, for so long as Halliburton beneficially owns 80% of our outstanding voting stock, a subscription right to purchase our securities. In addition, as long as Halliburton beneficially owns at least a majority of our outstanding voting stock, Halliburton’s board of directors will review and approve all of our projects that have a value in excess of $250 million. Moreover, Halliburton may transfer all or any portion of its contractual corporate governance rights to a transferee from Halliburton which holds at least 15% of our outstanding voting stock. Your interests as our stockholders, and the interests of

Halliburton or its transferee, may differ. For a description of these provisions, please read “Our Relationship With Halliburton—Master Separation Agreement—Corporate Governance.”

In addition, Halliburton may enter into credit agreements, indentures or other contracts that commit it to limit our activities and the activities of Halliburton’s other subsidiaries. Halliburton’s representatives on our board or board committees could direct our business so as not to breach any of these agreements.

We will be a “controlled company” under the rules of the New York Stock Exchange and, as a result, we will qualify for, and intend to rely on, exemptions from some of the corporate governance requirements of the New York Stock Exchange. Accordingly, our stockholders will not have as many corporate governance protections as stockholders of some other publicly traded companies.

After this offering, Halliburton will continue to own more than 80% of our outstanding common stock and we will be considered a “controlled company” under the corporate governance rules of the New York Stock Exchange. As a controlled company, we are eligible for exemptions from some of the requirements of these rules, including the requirements (i) that a majority of our board of directors consists of independent directors, (ii) that we have a nominating and governance committee and a compensation committee, and that each such committee be composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities and (iii) for annual performance evaluations of the nominating and governance committee and the compensation committee. We intend to utilize some or all of these exemptions for so long as Halliburton or any other person or entity continues to own a majority of our outstanding voting securities. Accordingly, our stockholders will not have as many corporate governance protections as stockholders of some other publicly traded companies. For a description of Halliburton’s plans to dispose of our common stock that it owns following this offering, please read “Sole Stockholder.”

Our interests may conflict with those of Halliburton with respect to business relationships, and because of Halliburton’s controlling ownership, we may not be able to resolve these conflicts on terms commensurate with those possible in arms-length transactions.

Our interests may conflict with those of Halliburton in a number of areas relating to our past and ongoing relationships, including:

•	the settlement of issues relating to matters for which we have indemnified Halliburton or for which Halliburton has indemnified us (please read “Our Relationship With Halliburton—Master Separation Agreement—Indemnification—General Indemnification and Mutual Release” and “—Tax Sharing Agreement”);

•	the timing and manner of any sales or distributions by Halliburton of all or any portion of its ownership interest in us;

•	agreements with Halliburton and its affiliates relating to transition services that may be material to our business;

•	the solicitation and hiring of employees from each other;

•	business opportunities that may be presented to Halliburton and to our officers and directors associated with Halliburton; and

•	our dividend policy.

We may not be able to resolve any potential conflicts with Halliburton, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. Our certificate of incorporation provides that Halliburton has no duty to refrain from engaging in activities or lines of business similar to ours and that Halliburton and its officers, directors and employees will not be liable to us or our stockholders for failing to present specified corporate opportunities to us. Please read “Description of Capital Stock—Transactions and Corporate Opportunities.”

The terms of our separation from Halliburton, the related agreements and other transactions with Halliburton were determined by Halliburton and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party.

Transactions and agreements entered into between us and Halliburton on or before the closing of this offering present conflicts between our interests and those of Halliburton. These transactions and agreements include agreements related to the separation of our business from Halliburton that will provide for, among other things, our responsibility for liabilities related to our business and the responsibility of Halliburton for liabilities unrelated to our business, our respective rights, responsibilities and obligations with respect to taxes and tax benefits, and the terms of our various interim and ongoing relationships, as described under “Our Relationship With Halliburton.”

Pursuant to our master separation agreement, we will agree to indemnify Halliburton for, among other matters, all past, present and future liabilities related to our business and operations. We have also agreed to indemnify Halliburton for liabilities under various credit support instruments relating to our businesses and for liabilities under litigation matters related to our business. Halliburton will also agree to indemnify us for, among other things, liabilities unrelated to our business, for certain other agreed matters relating to the FCPA investigations and the Barracuda-Caratinga project and for litigation matters related to Halliburton’s business. These various indemnification obligations are described in further detail under “Our Relationship With Halliburton—Master Separation Agreement—Indemnification—General Indemnification and Mutual Release.” Such liabilities include unknown liabilities which could be significant.

Because the terms of our separation from Halliburton and these related transactions and agreements were determined by Halliburton, their terms may be less favorable to us than the terms we could have obtained from an unaffiliated third party. In addition, while Halliburton controls us, it could cause us to amend these agreements on terms that may be less favorable to us than the current terms of the agreements. We may not be able to resolve any potential conflict, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. Please read “Our Relationship With Halliburton.” We and Halliburton may enter into other material agreements in the future.

Our directors and executive officers have potential conflicts of interest.

We expect that, following this offering, most of our directors will also be executive officers of Halliburton. These directors owe fiduciary duties to our stockholders, which may conflict with their roles as executive officers of Halliburton. As a result, in connection with any transaction or other relationship involving both companies, these directors may recuse themselves and would therefore not participate in any board action relating to these transactions or relationships.

Many of our executive officers and directors own Halliburton shares or options to purchase Halliburton shares, which may be of greater value than their ownership of our common stock. Ownership of Halliburton shares by our directors and executive officers could create, or appear to create, potential conflicts of interest when directors and executive officers are faced with decisions that could have different implications for Halliburton than they do for us.

If Halliburton distributes our stock to its stockholders and the distribution fails to qualify as a tax-free transaction because of actions we take or because of a change of control of our company, we will be required to indemnify Halliburton for any resulting taxes, and this potential obligation to indemnify Halliburton may prevent or delay a change of control of our company if Halliburton distributes our common stock to its stockholders.

If Halliburton distributes our stock to its stockholders, we and Halliburton will be required to comply with representations that are made to Halliburton’s tax counsel in connection with the tax opinion that we expect to be issued to Halliburton regarding the tax-free nature of the distribution of our stock by Halliburton to Halliburton stockholders and with representations that are made to the Internal Revenue Service in connection with the private letter ruling that Halliburton has requested. Further, we have agreed not to enter into transactions for two years after the distribution date that would result in a more than immaterial possibility of a change of control of our company pursuant to a plan unless a ruling is obtained from the Internal Revenue Service or an opinion is obtained from a nationally recognized law firm that the transaction will not affect the tax-free nature of the distribution. For these purposes, certain transactions are deemed to create a more than immaterial possibility of a change of control of our company pursuant to a plan, and thus require such a ruling or opinion, including, without limitation, the merger of KBR with or into any other corporation, stock issuances (regardless of size) other than in connection with KBR employee incentive plans, or the redemption or repurchase of any of our capital stock (other than in connection with future employee benefit plans or pursuant to a future market purchase program involving 5% or less of our publicly traded stock). If we take any action which results in the distribution becoming a taxable transaction, we will be required to indemnify Halliburton for any and all taxes incurred by Halliburton or any of its affiliates, on an after-tax basis, resulting from such actions. The amounts of any indemnification payments would be substantial and would have a material adverse effect on our financial condition.

Depending on the facts and circumstances, if Halliburton distributes our stock to its stockholders, the distribution may be taxable to Halliburton if we undergo a 50% or greater change in stock ownership within two years after any distribution. Under the tax sharing agreement we will enter into with Halliburton, Halliburton is entitled to reimbursement of any tax costs incurred by Halliburton as a result of a change in control of our company after any distribution. Halliburton would be entitled to such reimbursement even in the absence of any specific action by us, and even if actions of Halliburton (or any of its officers, directors or authorized representatives) contributed to a change in control of our company. These costs may be so great that they delay or prevent a strategic acquisition, a change in control of our company or an attractive business opportunity. Actions by a third party after any distribution causing a 50% or greater change in our stock ownership could also cause the distribution by Halliburton to be taxable and require reimbursement by us.

We do not have a history of operating as a stand-alone company, we may encounter difficulties in making the changes necessary to operate as a stand-alone company, and we may incur greater costs as a stand-alone company that may adversely affect our results.

Halliburton currently assists us in performing various corporate functions, including the following:

•	information technology and communications;

•	human resource services such as payroll and benefit plan administration;

•	legal;

•	tax;

•	accounting;

•	office space and office support;

•	risk management;

•	treasury and corporate finance; and

•	investor services, investor relations and corporate communications.

Following our separation from Halliburton, Halliburton will have no obligation to provide these functions to us other than the interim services that will be provided by Halliburton under a transition services agreement which is described in “Our Relationship With Halliburton—Transition Services Agreements.” Also, after the termination of this agreement, we may not be able to replace the transition services in a timely manner or on terms and conditions, including costs, as favorable as those we receive from Halliburton.

Additionally, we will incur costs in connection with our separation and operation as a separate publicly-traded company. In the first year of our separation from Halliburton, we anticipate incurring approximately $13 million annually of additional cost of services and approximately $23 million annually of additional general and administrative expense associated with being a separate publicly traded company. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary.”

Halliburton has advised us that it intends to dispose of our common stock that it owns following this offering as expeditiously as possible through a tax-free distribution to Halliburton’s stockholders. For additional information regarding Halliburton’s current plans with respect to our common stock that it will own after the closing of this offering, please read “Sole Stockholder” and “Our Relationship With Halliburton.”

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

Purchasers in this offering will experience immediate and substantial dilution in pro forma net tangible book value per share.

Dilution per share represents the difference between the initial public offering price and the pro forma net tangible book value per share immediately after the offering of our common stock. Purchasers of our common stock in this offering will experience immediate dilution of $6.44 in net tangible book value per share as of September 30, 2006, based on an assumed offering price of $16.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) our pro forma net tangible book value after giving effect to this offering by $26.2 million, the pro forma net tangible book value per share after giving effect to this offering by $0.16 per share and the dilution in net tangible book value per share to new investors in this offering by $(0.16) per share assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

Prior to this offering, Halliburton held all of our outstanding common stock, and therefore, there has been no public market for our common stock. An active market for our common stock may not develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiations between Halliburton, us and representatives of the underwriters, based on numerous factors that we discuss under “Underwriting.” This price may not be indicative of the market price at which our common stock will trade after this offering.

We have no plans to pay dividends on our common stock, and you may not receive funds without selling your common stock.

We do not intend to declare or pay dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flow, our capital requirements, our financial condition, and other factors our board of directors deems relevant. Our $850 million revolving credit facility also restricts our ability to pay dividends. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose the entire amount of your investment.

The price of our common stock may be volatile.

The market price of our common stock could be subject to significant fluctuations after this offering and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenue;

•	the outcome of the FCPA and other investigations;

•	publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions, restructurings or innovations;

•	sales of our common stock by Halliburton and other stockholders;

•	actions by institutional investors or by Halliburton;

•	fluctuations in oil and natural gas prices;

•	departure of key personnel;

•	general market conditions;

•	U.S. and international political, economic, legal and regulatory factors unrelated to our performance; and

•	the other risks described in this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Provisions in our charter documents and Delaware law may inhibit a takeover or impact operational control of our company following the time Halliburton ceases to beneficially own a majority of our outstanding voting stock, which could adversely affect the value of our common stock.

Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions include, among others, a staggered board of directors, prohibiting stockholder action by written consent, advance notice for raising business or making nominations at meetings of stockholders and the issuance of preferred stock with rights that may be senior to those of our common stock without stockholder approval. Many of these provisions become effective at the time Halliburton ceases to beneficially own a majority of our outstanding voting stock. Halliburton has advised us that it intends to dispose of our common stock that it owns following this offering as expeditiously as possible through a tax-free distribution to Halliburton’s stockholders. For additional information regarding Halliburton’s current plans with respect to our common stock that it will own after the closing of this offering, please read “Sole Stockholder” and “Our Relationship With Halliburton.” These provisions would apply even if a takeover offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this prospectus are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements include information concerning our possible or assumed future financial performance and results of operations, including statements about the following subjects:

•	our strategy, including the expansion and growth of our operations and maintenance of a balanced overall project portfolio;

•	the level of demand for our services;

•	growth in global energy consumption;

•	growth in global demand for natural gas and LNG;

•	capital investment in gas monetization projects;

•	capital investment in exploration and production projects;

•	the level of our government services operations in the Middle East under our current and any future LogCAP contracts;

•	our plans for diversifying the operations of our G&I segment;

•	capital investment in refining projects;

•	growth in global demand for fertilizers;

•	the anticipated benefits to be derived from our local presence and our regionally based high-value execution centers;

•	the development and commercialization of our coal gasification and CO2 sequestration technologies;

•	our ability to obtain new contract awards;

•	the level of control we exercise in the decision making and internal controls of our joint venture operations;

•	our ability to protect and maintain our intellectual property rights;

•	international and political events affecting oil- and natural gas-producing countries and countries in which we provide governmental logistical support;

•	the outcome of any investigations by governmental agencies in which we are involved;

•	the level of future dividends, if any, on our common stock;

•	our estimates of future contributions to our pension plans;

•	our estimates of additional future expenses associated with being a separate publicly traded company;

•	Halliburton’s plans to divest its remaining equity interest in us; and

•	liabilities under laws and regulations protecting the environment.

We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such statements. Factors that could cause actual future results to differ materially are the risks and uncertainties described under “Risk Factors” above and the following:

•	oil and natural gas prices and industry expectations about future prices;

•	demand for our services;

•	our ability to enter into and the terms of future contracts;

•	the impact of laws and regulations;

•	the adequacy of sources of liquidity;

•	competition and market conditions;

•	the availability of skilled personnel;

•	operating hazards, war, terrorism and cancellation or unavailability of insurance coverage;

•	the effect of litigation and contingencies; and

•	difficulties encountered in pursuing our strategic plans.

Many of these factors are beyond our ability to control or predict. Any of these factors, or a combination of these factors, could materially and adversely affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially and adversely from those projected in the forward-looking statements. We caution against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. In addition, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $416 million, or $479 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and our estimated offering expenses. This estimate assumes a public offering price of $16.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) the net proceeds to us from this offering by $26.2 million, or $30.2 million if the underwriters exercise their over-allotment option in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds from this offering to repay indebtedness we owe to subsidiaries of Halliburton under subordinated intercompany notes. Any remaining net proceeds will be used for general business purposes. At September 30, 2006, the aggregate principal amount owed under the subordinated intercompany notes was $774 million, and in October 2006, we repaid $324 million in aggregate principal amount of this indebtedness. If the net proceeds from this offering are not sufficient to repay the subordinated intercompany notes in full, we expect to repay the remaining amounts owed with available cash balances from sources permitted by the covenants under our revolving credit facility. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The subordinated intercompany notes each bear interest at an annual rate of 7.5%, were incurred in December 2005 upon the conversion of an intercompany payable owed to Halliburton into long-term notes payable, and will otherwise mature on December 31, 2010.

DIVIDEND POLICY

We do not intend to declare or pay dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of:

•	any applicable contractual restrictions limiting our ability to pay dividends, including the restrictions in our revolving credit facility;

•	our earnings and cash flow;

•	our capital requirements;

•	our financial condition; and

•	other factors our board of directors deems relevant.

CAPITALIZATION

The following table shows as of September 30, 2006:

•	in the historical column, the cash and equivalents and capitalization of KBR Holdings, LLC and its subsidiaries;

•	in the pro forma column, the cash and equivalents and capitalization of KBR Holdings, LLC and its subsidiaries on a pro forma basis after giving effect to our repayment in October 2006 of $324 million in aggregate principal amount of the indebtedness we owe to subsidiaries of Halliburton under subordinated intercompany notes (which indebtedness totaled $774 million in aggregate principal amount at September 30, 2006); and

•	in the pro forma as adjusted column, our cash and equivalents and capitalization on a pro forma basis after giving effect to (1) the contribution by a wholly owned subsidiary of Halliburton of 100% of the outstanding equity interests in KBR Holdings, LLC to KBR, (2) the sale by KBR of 27,840,000 shares of common stock in this offering at a price of $16.00 per share, which is the mid-point of the offering price range indicated on the cover page of this prospectus, after deducting underwriting discounts and commissions and our estimated offering expenses, and (3) the repayment in full of the remaining indebtedness we owe under the subordinated intercompany notes with net proceeds from this offering and, if the net proceeds from this offering are not sufficient to repay the indebtedness in full, available cash balances from sources that are permitted by the covenants under our revolving credit facility.

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes and the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. You should also read this table in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2006
	Historical	Pro Forma	Pro Forma As Adjusted
	(In millions)
Cash and equivalents(1)(2)	$1,022	$698	$664

Liabilities:
Notes payable to related party	$774	$450	$—
Long-term debt (including current maturities)	25	25	25
Member’s equity and accumulated other comprehensive loss/stockholders’ equity:
Member’s equity	1,542	1,542	—
Accumulated other comprehensive loss	(89)	(89)	(89)
Preferred stock, $0.001 par value, 50,000,000 shares authorized, 0 shares issued and outstanding	—	—	—
Common stock, $0.001 par value, 300,000,000 shares authorized, 135,627,000 and 163,467,000 shares issued and outstanding historical and pro forma, as adjusted, respectively	—	—	—
Paid-in capital	—	—	1,958
Retained earnings	—	—	—

Total member’s equity/stockholders’ equity and accumulated other comprehensive loss(1)	1,453	1,453	1,869

Total capitalization(1)	$2,252	$1,928	$1,894

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) total pro forma as adjusted cash and equivalents, total pro forma as adjusted stockholders’ equity and total pro forma as adjusted capitalization by $26.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and our estimated offering expenses.
(2)	In addition to our cash and cash equivalents, at September 30, 2006, KBR had a $648 million demand note due from parent.

DILUTION

The pro forma net tangible book value of our common stock as of September 30, 2006 was approximately $1,142 million, or $7.01 per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities and our minority interest and divided by the aggregate number of shares of our common stock to be outstanding after this offering on a pro forma basis after giving effect to the 135,627-for-one split of our common stock effected in October 2006 in connection with this offering. Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that new investors pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale by us of 27,840,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma net tangible book value of our common stock as of September 30, 2006 would have been approximately $1,558 million, or $9.56 per share. This represents an immediate dilution in net tangible book value of $6.44 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value per share as of September 30, 2006(a)	$7.01
Increase in pro forma net tangible book value per share attributable to new investors	2.55

Pro forma net tangible book value per share after this offering(b)		9.56

Dilution in pro forma net tangible book value per share to new investors		$6.44

(a)	Determined by dividing our pro forma net tangible book value as of September 30, 2006 by 163,467,000, the total number of shares of our common stock to be outstanding after this offering.
(b)	Determined by dividing our pro forma net tangible book value, after giving effect to this offering, by 163,467,000, the total number of shares of our common stock to be outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) our pro forma net tangible book value after giving effect to this offering by $26.2 million, the pro forma net tangible book value per share after giving effect to this offering by $0.16 per share and the dilution in pro forma net tangible book value per share to new investors in this offering by $(0.16) per share assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming this offering had occurred on September 30, 2006, the following table summarizes the differences between the total consideration paid and the average price per share paid by our current stockholder and affiliate and the investors in this offering with respect to the number of shares of common stock purchased from us, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in millions, except per share amounts)
Current stockholder and affiliate	135,764,500	83%	$1,453	77%	$10.70
Investors in this offering	27,840,000	17	445	23	16.00

Total	163,604,500	100.0%	$1,898	100.0%

The tables and calculations above:

•	include the $2.2 million of restricted stock to be granted to our Chief Executive Officer immediately following the closing of this offering pursuant to the terms of his employment agreement (estimated to be 137,500 shares based on an assumed fair market value of our common stock of $16.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus);

•	do not include 4,176,000 shares of common stock that we will issue if the underwriters exercise their over-allotment option in full; and

•	do not include the shares reserved for issuance under our 2006 stock and incentive plan, including the shares issuable upon the vesting/exercise of the awards expected to be granted shortly after the closing of this offering as described under “Management—KBR, Inc. 2006 Stock and Incentive Plan,” other than the $2.2 million of restricted stock to be granted to our Chief Executive Officer.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) total consideration paid by investors in this offering, total consideration paid by all stockholders and average price per share paid by investors in this offering by $27.8 million, $27.8 million and $1, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements as of and for the nine months ended September 30, 2006 and for the year ended December 31, 2005 give effect to the initial public offering of our common stock and other transactions. For purposes of the unaudited pro forma condensed consolidated balance sheet we assume that the initial public offering and related transactions occurred as of September 30, 2006, and for the unaudited pro forma consolidated statements of operations for the year ended December 31, 2005 and for the nine months ended September 30, 2006 we assume that the offering and related transactions occurred on January 1, 2005. In October 2006, we repaid $324 million in aggregate principal amount of the indebtedness we owe to subsidiaries of Halliburton under subordinated intercompany notes. At September 30, 2006, the outstanding principal balance of this indebtedness was $774 million. We expect to repay in full the remaining indebtedness owed under the subordinated intercompany notes with net proceeds from this offering and, if the net proceeds from this offering are not sufficient to repay the indebtedness in full, available cash balances from other sources that are permitted by the covenants under our revolving credit facility. Please read “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We have excluded from our computation of earnings per share any shares issued in this offering for which the proceeds will be used for general business purposes. These adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Halliburton has advised us that it intends to dispose of our common stock that it owns following this offering as expeditiously as possible through a tax-free distribution to Halliburton’s stockholders. Halliburton has advised us that it has requested a ruling from the Internal Revenue Service that, among other things, no gain or loss will be recognized by Halliburton or its stockholders as a result of the distribution. Halliburton also intends to obtain an opinion of counsel related to the tax-free nature of the distribution. The determination of whether, and if so, when, to proceed with the distribution is entirely within the discretion of Halliburton. If Halliburton does not proceed with the distribution, it could elect to dispose of our common stock in a number of different types of transactions, including additional public offerings, open market sales, sales to one or more third parties or split-off offerings to Halliburton’s stockholders that would allow for the opportunity to exchange Halliburton shares for shares of our common stock or a combination of these transactions. Because the ultimate method and timing of the disposition of our common stock held by Halliburton is unknown, no pro forma adjustments have been made with regard to these potential transactions.

We intend to enter into transition services agreements with Halliburton immediately prior to completing this offering. While these agreements will be newly executed, the transition services covered will primarily represent those that have historically been provided to us by Halliburton and vice versa. The costs of these services have been and will continue to be charged to us based on Halliburton’s cost of providing the specific service. This also applies to services we provide to Halliburton. As the terms of the agreements would not materially change the historical amounts reflected in our financial statements, we have not given effect to these agreements in the following pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated financial statements and accompanying notes should be read together with the related historical consolidated financial statements and notes thereto appearing elsewhere in this prospectus. We derived the unaudited pro forma condensed consolidated financial statements by adjusting the historical consolidated financial statements of KBR Holdings, LLC and its subsidiaries. At or before the closing of this offering, KBR will own KBR Holdings, LLC. These adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of the offering and related transactions may differ from the effects reflected in the unaudited pro forma condensed consolidated financial statements. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering and related transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial statements.

You should read the following information in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

KBR, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2006

(In millions)

	As of September 30, 2006 KBR Holdings, LLC Historical	(a)	As of September 30, 2006 KBR Holdings, LLC Pro Forma	(b)		(c)	(d)	As of September 30, 2006 KBR, Inc. Pro Forma As Adjusted
Cash and equivalents	$1,022	$(324)	$698	$		$416	$(450)	$664
Receivables	2,053		2,053					2,053
Other current assets	995		995					995

Total current assets	4,070	(324)	3,746			416	(450)	3,712
Other assets	1,672		1,672					1,672

Total Assets	$5,742	$(324)	$5,418			416	$(450)	5,384

Accounts payable	$1,209		$1,209					$1,209
Advanced billings	1,059		1,059					1,059
Other current liabilities	648		648					648

Total current liabilities	2,916		2,916					2,916
Note payable to related party	774	(324)	450				(450)	—
Other liabilities	487		487					487

Total liabilities	4,177	(324)	3,853				(450)	3,403

Minority interest	112		112					112

Member’s equity	1,542		1,542		(1,542)			—
Accumulated other comprehensive loss	(89)		(89)					(89)
Common stock	—		—			—		—
Paid-in capital	—		—		1,542	416		1,958
Retained earnings	—		—			—		—

Total member’s/stockholders’ equity	1,453		1,453			416		1,869

Total liabilities, minority interest, and member’s/stockholders’ equity	$5,742	$(324)	$5,418	$		$416	$(450)	$5,384

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

KBR, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF

OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005

(In millions, except per share amounts)

	For the year ended December 31, 2005 KBR Holdings, LLC Historical	(e)	(f)		For the year ended December 31, 2005 KBR Holdings, LLC Pro Forma	(f)		For the year ended December 31, 2005 KBR, Inc. Pro Forma As Adjusted
Revenue	$10,146	$12	$		$10,158	$		$10,158
Cost of services	9,716				9,716			9,716
General and administrative	85				85			85
Gain on sale of assets	(110)				(110)			(110)

Total operating costs and expenses	9,691				9,691			9,691
Operating income	455	12			467			467
Interest expense—related party	(24)			10	(14)		14	—
Interest income (expense), net	(4)				(4)			(4)
Foreign currency gains	7				7			7
Other	(1)				(1)			(1)

Income from continuing operations before income taxes and minority interest	433	12		10	455		14	469
Benefit (provision) for income taxes	(182)			(4)	(186)		(5)	(191)
Minority interests	(41)				(41)			(41)

Income from continuing operations	$210	$12		$6	$228		$9	$237

Historical basic and diluted income from continuing operations per share(g)	$1.54

Pro forma basic and diluted income from continuing operations per share(g)								$1.45

Weighted average shares outstanding:
Basic and diluted(g)	136							163

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

KBR, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF

OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

(In millions, except per share amounts)

	For the nine months ended September 30, 2006 KBR Holdings, LLC Historical	(e)	(f)		For the nine months ended September 30, 2006 KBR Holdings, LLC Pro Forma	(f)		For the nine months ended September 30, 2006 KBR, Inc. Pro Forma As Adjusted
Revenue	$7,124	$1	$		$7,125	$		$7,125
Cost of services	6,932				6,932			6,932
General and administrative	73				73			73
Gain on sale of assets	(6)				(6)			(6)

Total operating costs and expenses	6,999	—			6,999			6,999
Operating income	125	1			126			126
Interest expense—related party	(35)			15	(20)		20	—
Interest income (expense), net	11				11			11
Foreign currency losses	(14)				(14)			(14)
Other	—				—			—

Income from continuing operations before income taxes and minority interest	87	1		15	103		20	123
Benefit (provision) for income taxes	(64)			(5)	(69)		(7)	(76)
Minority interests	15				15			15

Income from continuing operations	$38	$1		$10	$49		$13	$62

Historical basic and diluted income from continuing operations per share(g)	$0.28

Pro forma basic and diluted income from continuing operations per share(g)								$0.38

Weighted average shares outstanding:
Basic and diluted(g)	136							163

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

KBR, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Income Taxes

Our income tax expense is calculated on a pro rata basis. Under this method, income tax expense is determined based on our operations and their contributions to income tax expense of the Halliburton consolidated group. A second method which is available for determining tax expense is the separate return method. Under the separate return method, our income tax expense is calculated as if we had filed tax returns for our own operations, excluding other Halliburton operations. If we had calculated income tax expense from continuing operations using the separate return method as of January 1, 2005, our income tax expense from continuing operations recorded in 2005 would have been $154 million resulting in an effective tax rate of 36%. In addition, our income from continuing operations would have been $238 million, or $1.46 per diluted share, for the year ended December 31, 2005. Income tax expense from continuing operations for the nine months ended September 30, 2006 would have been $56 million, resulting in an effective tax rate of 64% under the separate return method. In addition, our income from continuing operations would have been $46 million, or $0.28 per diluted share, for the nine months ended September 30, 2006. Similarly, if we had calculated income tax expense from discontinued operations using the separate return method as of January 1, 2005, the income tax expense recorded in 2005 would have been $11 million, resulting in an effective tax rate of 25%. In addition, our income from discontinued operations would have been $33 million, or $0.20 per diluted share, for the year ended December 31, 2005. Income tax expense from discontinued operations for the nine months ended September 30, 2006 would have been $44 million, resulting in an effective tax rate of 33% under the separate return method. In addition, our income from discontinued operations would have been $91 million, or $0.56 per diluted share, for the nine months ended September 30, 2006.

Note 2. Pro Forma Adjustments and Assumptions

Pro Forma Balance Sheet

(a)	Reflects the October 2006 repayment of $324 million in aggregate principal amount of the indebtedness we owe to subsidiaries of Halliburton under subordinated intercompany notes. At September 30, 2006, the outstanding principal balance of this indebtedness was $774 million.

(b)	Reflects the contribution as of September 30, 2006 by a wholly owned subsidiary of Halliburton of 100% of the outstanding equity interests in KBR Holdings, LLC to KBR, Inc. KBR, Inc.’s capital structure consists of 300,000,000 authorized shares of common stock, par value $0.001 per share, of which 135,627,000 common shares are issued and outstanding prior to the completion of this offering and 27,840,000 additional common shares will be issued pursuant to this offering (32,016,000 common shares if the underwriters exercise their over-allotment option in full). KBR, Inc.’s capital structure also consists of 50,000,000 shares of preferred stock, par value $0.001 per share, of which 0 preferred shares will be issued and outstanding prior to and upon completion of this offering.

(c)	Represents the public offering of 27,840,000 shares of common stock at an assumed initial public offering price of $16.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, resulting in net proceeds of $416 million, after paying estimated offering expenses of $3.6 million and after paying underwriting discounts and commissions, and the reclassification of $0 of offering costs incurred as of September 30, 2006 from “Other Assets” to “Paid-in Capital.” A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) the net proceeds to us from this offering by $26.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions, our estimated offering expenses and the reclassification of offering costs.

(d)	Reflects the repayment in full of the remaining indebtedness we owe under the subordinated intercompany notes with net proceeds from this offering and, if the net proceeds from this offering are not sufficient to repay the indebtedness in full, available cash balances from other sources that are permitted by the covenants under our revolving credit facility.

Pro Forma Income Statement

(e)	Reflects equity in earnings from the investments in three joint ventures that own and operate vessels equipped to provide services to oil and gas platforms and rigs off the coast of Mexico that were contributed to us by Halliburton on April 1, 2006 of $1 million and $12 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The contribution was accounted for using the equity method of accounting.

(f)	Reflects the elimination of all intercompany interest expense in the amounts of $35 million and $24 million for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively, related to the repayment in full of the indebtedness owed to subsidiaries of Halliburton under subordinated intercompany notes as described in Note (a) and Note (d). The pro forma adjustment to eliminate the historical intercompany interest expense was pro rated between the “pro forma” and “pro forma as adjusted” columns for each period based on the relative repayments of intercompany indebtedness as described in Notes (a) and (d). The tax effect of the pro forma adjustments impacting income from continuing operations is calculated using a 35% effective tax rate.

(g)	At or before the closing of this offering, KBR will own KBR Holdings, LLC. Consequently, the pro forma basic and diluted per share information is derived from the results of KBR Holdings, LLC and the 135,627,000 shares issued in the formation of KBR, Inc. The pro forma basic and diluted per share information includes an incremental 27,840,000 shares that we expect to be outstanding resulting from the offering (not including any over-allotment exercise). Proceeds from this offering are being used entirely to repay the intercompany notes to subsidiaries of Halliburton. Therefore, we have included the 27,840,000 shares to be issued in this offering in pro forma weighted average shares outstanding, for basic and diluted shares. Prior to the completion of this offering, there will be no outstanding options to purchase shares of our common stock or other potentially dilutive securities outstanding. In connection with the offering, certain employees will be awarded stock option grants to purchase shares of our stock, restricted stock grants, or restricted stock unit grants. However, the number of these awards has not been determined at this time.

Pro Forma Weighted Average Shares Outstanding

	Basic	Diluted
Shares issued in formation of KBR, Inc.	135,627,000	135,627,000
Shares issued in this public offering	27,840,000	27,840,000

Pro forma, as adjusted	163,467,000	163,467,000

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows selected consolidated financial data of KBR Holdings, LLC and its subsidiaries for the periods and as of the dates indicated. The selected financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 are derived from the audited financial statements of KBR Holdings, LLC included elsewhere in this prospectus. The selected financial data as of December 31, 2001, 2002 and 2003 and September 30, 2005, and for the years ended December 31, 2001 and 2002 are derived from the unaudited financial statements of KBR Holdings, LLC that are not included in this prospectus. The selected data as of September 30, 2006 and the nine months ended September 30, 2005 and 2006 are derived from the unaudited financial statements of KBR Holdings, LLC included elsewhere in this prospectus. In the opinion of our management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary to present fairly the information set forth therein. Interim results are not necessarily indicative of full year results. KBR Holdings, LLC and its subsidiaries currently conduct the business described in this prospectus. At or before the closing of this offering, KBR will own KBR Holdings, LLC.

Prior to October 30, 2006, the existing ownership interest of the member of KBR Holdings, LLC was represented by 100 shares. On October 30, 2006, the sole member of KBR Holdings, LLC effected a 1,356,270-for-one split of KBR Holdings, LLC’s outstanding shares. On October 27, 2006, our board of directors approved a 135,627-for-one split of KBR, Inc.’s common stock. As a result of these splits, the number of outstanding shares of KBR Holdings, LLC equals the number of outstanding shares of KBR, Inc. common stock held by Halliburton prior to this offering. Share and per share data of KBR Holdings, LLC for all periods presented herein have been adjusted to reflect the share split.

You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(In millions, except for per share amounts)
Statement of Operations Data:
Total revenue	$4,795	$5,125	$8,863	$11,906	$10,146	$7,422	$7,124
Operating costs and expenses:
Cost of services	4,731	5,218	8,849	12,171	9,716	7,102	6,932
General and administrative	38	89	82	92	85	65	73
Gain on sale of assets	—	—	(4)	—	(110)	(93)	(6)

Operating income (loss)	26	(182)	(64)	(357)	455	348	125
Interest expense and other	(3)	1	(41)	(28)	(22)	(19)	(38)

Income (loss) from continuing operations before income taxes and minority interest	23	(181)	(105)	(385)	433	329	87
Benefit (provision) for income taxes	(18)	98	(11)	96	(182)	(138)	(64)
Minority interest in net income of consolidated subsidiaries	(23)	(45)	(26)	(25)	(41)	(29)	15

Income (loss) from continuing operations	(18)	(128)	(142)	(314)	210	162	38
Income from discontinued operations, net of tax provisions	10	15	9	11	30	22	87
Cumulative effect of change in accounting principle, net	—	21	—	—	—	—	—

Net income (loss)	$(8)	$(92)	$(133)	$(303)	$240	$184	$125

Basic and diluted income (loss) per share:
—Continuing operations	$(0.13)	$(0.94)	$(1.04)	$(2.31)	$1.54	$1.19	$0.28
—Discontinued operations	0.07	0.11	0.06	0.08	0.22	0.16	0.64
—Cumulative effect of change in accounting principle	—	0.15	—	—	—	—	—

Historical basic and diluted net income per share	$(0.06)	$(0.68)	$(0.98)	$(2.23)	$1.76	$1.35	$0.92

Historical weighted average shares outstanding	136	136	136	136	136	136	136

Other Financial Data:
Capital expenditures	$54	$161	$63	$74	$76	$50	$50
Depreciation and amortization expense	56	29	51	52	56	44	32

	At December 31,					At September 30,
	2001	2002	2003	2004	2005	2005	2006
	(In millions)
Balance Sheet Data:
Cash and equivalents	$353	$858	$439	$234	$394	$353	$1,022
Net working capital	1,019	913	882	765	944	972	1,154
Property, plant and equipment, net	299	411	431	467	444	438	481
Total assets	3,429	4,031	5,532	5,487	5,182	4,820	5,742
Total debt (including payable and notes payable to related party)	436	756	1,242	1,248	808	1,236	799
Member’s equity	1,225	1,133	944	812	1,256	944	1,453

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and the consolidated financial statements and notes thereto of KBR Holdings, LLC appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. Please read “Cautionary Statement About Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. References in this discussion to “KBR” mean KBR, Inc., references to the terms “we,” “us” or other similar terms mean KBR and its subsidiaries, and references to “Halliburton” mean Halliburton Company and its subsidiaries (excluding us), unless the context indicates otherwise. KBR Holdings, LLC and its subsidiaries currently conduct the business described in this prospectus. At or before the closing of this offering, KBR will own KBR Holdings, LLC. For convenience, we describe our business in this prospectus as if KBR had been the owner prior to the completion of this offering.

Executive Summary

We are an indirect wholly owned subsidiary of Halliburton and a global engineering, construction and services company supporting the energy, petrochemicals, government services, and civil infrastructure sectors. We offer our wide range of services through our two business segments, Energy and Chemicals (E&C) and Government and Infrastructure (G&I).

Energy and Chemicals. Our E&C segment designs and constructs energy and petrochemical projects, including large, technically complex projects in remote locations around the world. Our expertise includes onshore oil and gas production facilities, offshore oil and gas production facilities (which we refer to collectively as our offshore projects), pipelines, liquefied natural gas (LNG) and gas-to-liquids (GTL) gas monetization facilities (which we refer to collectively as our gas monetization projects), refineries, petrochemical plants (such as ethylene and propylene), and synthesis gas (Syngas). We provide a wide range of engineering, procurement, construction, facility commissioning and start-up (EPC-CS) services, as well as program and project management, consulting and technology services.

Government and Infrastructure. Our G&I segment delivers on-demand support services across the full military mission cycle from contingency logistics and field support to operations and maintenance on military bases. In the civil infrastructure market, we operate in diverse sectors, including transportation, waste and water treatment, and facilities maintenance. We provide program and project management, contingency logistics, operations and maintenance, construction management, engineering, and other services to military and civilian branches of governments and private customers worldwide. A significant portion of our G&I segment’s current operations relate to the support of United States government operations in the Middle East, which we refer to as our Middle East operations. We are also the majority owner of Devonport Management Limited (DML), which owns and operates Devonport Royal Dockyard, Western Europe’s largest naval dockyard complex. Our DML shipyard operations are primarily engaged in refueling nuclear submarines and performing maintenance on surface vessels for the U.K. Ministry of Defence (MoD) as well as limited commercial projects.

Halliburton is continuing its previously announced plans to divest its interest in KBR and its subsidiaries, including KBR Holdings, LLC and all related operations. The first step in this plan is the initial public offering of KBR common stock. Upon the closing of this offering, Halliburton will continue to hold a controlling interest in KBR. We have been advised that Halliburton intends to dispose of its remaining ownership following this offering as expeditiously as possible through a tax-free distribution to Halliburton’s stockholders. Halliburton has advised us that it has requested a ruling from the Internal Revenue Service that, among other things, no gain or loss will be recognized by Halliburton or its stockholders as a result of the distribution. Halliburton also intends to obtain an opinion of counsel related to the tax-free nature of the distribution. The determination of whether, and if so, when, to proceed with the distribution is entirely within the discretion of Halliburton. If Halliburton does not proceed with the distribution, it could elect to dispose of our common stock in a number of different types of transactions, including additional public offerings, open market sales, sales to one or more third parties or split-off offerings to Halliburton’s stockholders that would allow for the opportunity to exchange Halliburton shares for shares of our common stock or a combination of these transactions. Prior to the closing of this offering, we will enter into various agreements to complete the separation of our business from Halliburton, including, among others, a master separation agreement, transition services agreements and a tax sharing agreement. For a description of these agreements and the other agreements that we will enter into with Halliburton, please read “Our Relationship With Halliburton.”

We have no history of operating as a separate publicly-traded company. In the first year of our separation from Halliburton, we anticipate incurring approximately $13 million of additional cost of services and approximately $23 million of additional general and administrative expense associated with being a separate publicly traded company, including approximately $8 million of expense for stock-based compensation. These public company expenses include anticipated compensation and benefit expenses of our executive management and directors (including stock-based compensation), costs associated with our long-term incentive plan, expenses associated with the preparation of annual and quarterly reports, proxy statements and other filings with the SEC, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and higher insurance costs due to the unavailability of Halliburton’s umbrella insurance coverage. We expect to incur additional one-time system costs of approximately $10 million to replace certain human resources and payroll-related IT systems we currently share with Halliburton and are not included in the scope of our current SAP implementation process.

Our management intends to continue its efforts in reviewing potential cost savings to make our business more efficient (see “Business Environment and Recent Developments—Restructuring”). These reviews could result in reductions in general and administrative and other overhead costs. In order to implement 2007 cost savings, we may need to record related restructuring charges, some of which could occur as early as the fourth quarter of 2006.

We expect to make grants of stock options, restricted stock and restricted stock units to our executive officers and a number of our employees shortly after the completion of this offering as described under “Management—KBR, Inc. 2006 Stock and Incentive Plan.” We also expect to make annual grants of restricted stock units to our outside directors as described under “Management—Board Structure and Compensation of Directors.” Any amounts recorded related to stock-based compensation would include the fair value of estimated awards of stock options, restricted stock and/or restricted stock units to our outside directors, executive officers and other employees that we anticipate granting after the offering. The estimated fair value of these grants will be determined using the Black-Scholes pricing model in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS 123(R)).

Business Environment and Recent Developments

Although we provide a wide range of services, our business in both our E&C segment and our G&I segment is heavily focused on major projects. At any given time, a relatively few number of projects and joint ventures represent a substantial part of our operations. Our projects are generally long term in nature and are impacted by factors including local economic cycles, introduction of new governmental regulation, and governmental outsourcing of services. Demand for our services depends primarily on our customers’ capital expenditures and budgets for construction and defense services. We are currently benefiting from increased capital expenditures by our petroleum and petrochemical customers driven by high crude oil and natural gas prices and general global economic expansion. Additionally, we expect the heightened focus on global security and major military force realignments, as well as a global expansion in government outsourcing, to increase demand for our services.

E&C Segment. Our E&C segment designs and constructs energy and petrochemical projects throughout the world, including LNG and GTL facilities, refineries, petrochemical plants, offshore oil and gas production platforms, and Syngas facilities. In order to meet growing energy demands, oil and gas companies are increasing their exploration, production, and transportation spending to increase production capacity and supply. Production companies are investing in development projects that may not have been economically viable when oil and gas price levels were lower than they are today. Our experience in providing engineering, design and construction services in the oil and gas industry positions us to benefit from the growth expected across the various oil and gas sectors. We are particularly well positioned to capitalize on the anticipated near-term growth in LNG/GTL infrastructure as illustrated by the projects discussed below.

In March 2005, we were awarded, through a 50%-owned joint venture, a fixed-price gas monetization contract valued at approximately $2.0 billion at the project’s inception for the engineering, procurement, construction and commissioning of the Tangguh LNG facility in Indonesia. In April 2005, we were awarded, through a 50%-owned joint venture, a fixed-price engineering, procurement and construction (EPC) contract valued at approximately $1.8 billion at the project’s inception for a GTL facility in Escravos, Nigeria. In April 2005, we were awarded, through a joint venture, a front-end engineering design contract encompassing offshore and onshore operations to monetize significant gas resources from fields located offshore of Angola. In July 2005, we were awarded, through a joint venture, a cost-reimbursable front-end engineering design contract and an option for a cost-reimbursable engineering, procurement and construction management (EPCm) contract for the greater Gorgon Downstream LNG project in Western Australia. In August 2005, we renewed an alliance with one of our joint venture partners in order to build upon its strength and work together to pursue and execute the engineering and construction of LNG and GTL projects around the world. In September 2005, this joint venture was awarded a cost-reimbursible contract to provide front-end engineering and design work for a GTL project in Qatar as described further below. In September 2005, we were awarded, through a 33%-owned joint venture, a fixed-price contract valued at approximately $2.4 billion at the project’s inception to provide engineering, procurement, construction, pre-commissioning, commissioning, start-up, and operations services for Yemen’s first LNG plant.

We have an investment in a development corporation that has an indirect interest in the new Egypt Basic Industries Corporation (EBIC) ammonia plant project located in Egypt. We are performing the EPC work for the project and operations and maintenance services for the facility. We own 60% of this development corporation and consolidate it for financial reporting purposes within our E&C segment. The development corporation owns a 25% ownership interest in a company that consolidates the ammonia plant, which is considered a variable interest entity. The development corporation accounts for its investment in the company using the equity method of accounting. The variable interest entity is funded through debt and equity. We are not the primary beneficiary of the variable interest entity. As of September 30, 2006, the variable interest entity had total assets of $297 million and total liabilities of $149 million. Our maximum exposure to loss on our equity investments at September 30, 2006 is limited to our investment of $15 million and our commitment to fund an additional $3 million of stand-by equity. In August 2006, the lenders providing the construction financing notified EBIC that it was in default of the terms of its debt agreement, which effectively prevents the project from making additional borrowings until such time as certain security interests in the ammonia plant assets related to the export facilities can be perfected. Indebtedness under the debt agreement is non-recourse to us. At this time, we are continuing to work on the project, and we understand that discussions with the lenders regarding the security interests are ongoing. No event of default has occurred pursuant to our EPC contract as we have been paid all amounts due from EBIC. We believe EBIC may potentially cure the default by perfecting the lenders’ security interest in the port assets. In addition, EBIC may be required to construct its export facilities at a location farther from the plant than was originally planned. This would require an increase to the overall project cost and a change order, which we estimate at $5 million. In addition, we have been instructed by EBIC to cease work on one location of the project on which the ammonia storage tanks were originally planned to be constructed and have been instructed to perform soil testing at an alternative site in the vicinity of the original site. We understand this potential relocation of the ammonia storage site is in connection with the security interest described above. In addition to the schedule delays, we estimate that the cost of moving to the alternate ammonia storage site would result in additional EPC costs of up to $6 million, and we would have entitlement to a change order to recover our costs. Any solution resulting in additional costs could require EBIC to raise additional financing, some of which could be from us and the other current stakeholders. If the default under the debt agreement is not cured, the project may not have sufficient financing to continue, which could result in an impairment of our investment and a termination of our EPC contract with EBIC, which could result in a reduction of our profits or a recognition of a loss.

In the second quarter of 2006, we identified a $148 million charge, before income taxes and minority interest, related to our consolidated 50%-owned GTL project in Escravos, Nigeria. This charge was primarily attributable to increases in the overall estimated cost to complete the project. The project, which was awarded in April 2005, was approximately 38% complete as of September 30, 2006 and has experienced delays relating to civil unrest and security on the Escravos River, near the project site. Further delays have resulted from scope changes and engineering and construction modifications. In October 2006, we reached agreement with our customer to fund approximately $206 million of the $269 million in unapproved change orders outstanding at September 30, 2006. In addition, portions of the remaining work now have a lower risk profile, particularly with respect to security and logistics. However, we are obligated to fund our portion of additional construction losses, if any.

In May 2006, we completed the sale of the Production Services group, which was part of our E&C segment. In connection with the sale, we received net proceeds of $265 million and recorded a pre-tax gain of $120 million, net of post-closing adjustments, in the second quarter of 2006. The results of operations of the Production Services group for the current and prior periods have been reported as discontinued operations.

In July 2006, we were awarded, through a 50%-owned joint venture, a contract with Qatar Shell GTL Limited to provide project management and cost-reimbursable EPCm services for the Pearl GTL project in Ras Laffan, Qatar in addition to the front-end engineering and design work we were awarded in 2005. The project, which is expected to be completed by 2011, consists of offshore upstream gas production facilities and an onshore GTL plant that is expected to produce 140,000 barrels per day of GTL products and approximately 120,000 barrels of oil equivalent of natural gas liquids per day.

Also in July 2006, we were awarded a fixed-price EPCm contract by Saudi Kayan Petrochemical Company for a 1.35 million ton per year ethelyne plant in Jubail City, Saudi Arabia.

On April 1, 2006, Halliburton contributed to us its interest in three joint ventures, which are accounted for using the equity method of accounting. These joint ventures own and operate offshore vessels equipped to provide various services, including accommodations, catering and other services to sea-based oil and gas platforms and rigs off the coast of Mexico. At March 31, 2006, the contributed interest in the three joint ventures had a book value of $26 million.

G&I Segment. Our G&I segment provides support services to military and civilian branches of governments throughout the world, many of whom are increasing the use of outsourced service providers in order to focus on core functions and address budgetary constraints. G&I’s most significant contract is the worldwide U.S. Army logistics contract known as LogCAP III. We were awarded the competitively bid LogCAP III contract in December 2001 from the Army Materiel Command to provide worldwide United States Army logistics services. The initial term of the contract was one year, with nine one-year renewal options. We are currently in the fifth year of the contract.

In August 2006, we were awarded a $3.5 billion task order under our LogCAP III contract for additional work through 2007. Despite this award, we expect the volume of work under LogCAP III to decline as our customer scales back the amount of services we provide under this contract. In August 2006, the DoD issued a request for proposals on a new competitively bid, multiple service provider LogCAP IV contract to replace the current LogCAP III contract. We are currently the sole service provider under the LogCAP III contract and in October 2006, we submitted the final portion of our bid on the LogCAP IV contract. We understand that the contract will be awarded during the fourth quarter of 2006. We expect to complete all open task orders under our LogCAP III contract during

2007. In the first nine months of 2006, Iraq-related work contributed $3.6 billion to consolidated revenue and $120 million to consolidated operating income, resulting in a 3.3% margin before corporate costs and taxes. We were awarded $113 million in LogCAP award fees during the first nine months of 2006 as a result of our performance rating. During the almost five-year period we have worked under the LogCAP III contract, we have been awarded 58 “excellent” ratings out of 70 total ratings.

We also expect the volume of our work under our DML joint venture’s contract to refit the MoD’s nuclear submarine fleet to decline in 2009 and 2010 as we complete this round of refueling of the current fleet. As a result, we are focused on diversifying our G&I segment’s project portfolio and capitalizing on the positive government outsourcing trends with work on other MoD projects and for the United States Air Force under the AFCAP contract. In addition, in January 2006, we were awarded a competitively bid indefinite delivery/indefinite quantity contract to support the Department of Homeland Security’s U.S. Immigration and Customs Enforcement facilities in the event of an emergency. With a maximum total value of $385 million, this contract has a five-year term, consisting of a one-year base period and four one-year renewal options.

With respect to the Alice Springs-Darwin railroad project, we own a 36.7% interest in a joint venture that is the holder of a 50-year concession contract with the Australian government to operate and maintain the railway. We account for this investment using the equity method of accounting in our G&I segment. Construction on the railway was completed in late 2003, and operations commenced in early 2004. In the first quarter of 2006, we recorded a $26 million impairment charge. In addition, in the first nine months of 2006, we recorded $11 million in losses related to our investment and made $10 million in advances to the joint venture. This joint venture has sustained losses since the railway commenced operations in early 2004 and at June 30, 2006, was projected to violate the joint venture’s loan covenants. These loans are non-recourse to us. We received revised financial forecasts from the joint venture during the first quarter of 2006, which took into account decreases, as compared to prior forecasts, in anticipated freight volume related to delays in mining of minerals, as well as a slowdown in the planned expansion of the Port of Darwin and ultimately contributed to the impairment charge recorded in the first quarter of 2006. At that time, the joint venture engaged investment bankers in an effort to raise additional capital for the venture. At the end of the second quarter of 2006, our valuation of our investment took into consideration the bids tendered at that time by interested parties to accomplish this recapitalization, and no further impairment was evident. However, the efforts to raise additional capital ceased during the third quarter because all previous bids were subsequently rejected or withdrawn. The board of the joint venture is currently attempting to restructure debt payment terms and raise additional subordinated financing. In October 2006, the joint venture violated its loan covenants by failing to make an interest and principal payment. In light of the loan covenant default and the joint venture’s need for additional equity or subordinated financing, we recorded a $32 million impairment charge in the third quarter of 2006. We will receive no tax benefit as this impairment charge is not deductible for Australian tax purposes. At September 30, 2006, our investment in this joint venture was $10 million and we had $0 additional funding commitments. In addition, the senior lenders have agreed to waive the financial covenant violations through November 15, 2006 to allow the shareholders time to arrange additional subordinated financing estimated at $12 million. We have offered to fund approximately $6 million provided that other shareholders commit to funding $6 million in the aggregate and the senior lenders agree to certain concessions including a principal payment holiday for 27 months and a reduction in the debt service reserve required by the existing indenture. Even if this additional investment is made and the senior lenders grant the concessions, a further impairment of our investment may be required. We believe that without a restructuring of the joint venture’s debt and an additional commitment for financing, we will record an additional impairment charge of $10 million, representing a full impairment of our remaining investment at September 30, 2006, at some point in the future.

In April 2006, Aspire Defence, a joint venture between us, Mowlem Plc. and a financial investor, was awarded a privately financed project contract, the Allenby & Connaught project, by the MoD to upgrade and provide a range of services to the British Army’s garrisons at Aldershot and around Salisbury Plain in the United Kingdom. In addition to a package of ongoing services to be delivered over 35 years, the project includes a nine- year construction program to improve soldiers’ single living, technical and administrative accommodations, along with leisure and recreational facilities. Aspire Defence will manage the existing properties and will be responsible for design, refurbishment, construction and integration of new and modernized facilities. At September 30, 2006, we indirectly owned a 45% interest in Aspire Defence, the project company that is the holder of the 35-year concession contract. In addition, at September 30, 2006, we owned a 50% interest in each of two joint ventures that provide the construction and the related support services to Aspire Defence. Our performance through the construction phase is supported by $159 million in letters of credit and surety bonds totaling $209 million, both of which have been guaranteed by Halliburton. Furthermore, our financial and performance guarantees are joint and several, subject to certain limitations, with our joint venture partners. The project is funded through equity and subordinated debt provided by the project sponsors, including us, and the issuance of publicly held senior bonds. The entities in which we hold an interest are considered variable interest entities; however, we are not the primary beneficiary of these entities. We account for our interests in each of the entities using the equity method of accounting. As of September 30, 2006, the variable interest entities had aggregate total assets of $3.0 billion and aggregate total liabilities of $3.1 billion. Our maximum exposure to project company losses as of September 30, 2006 was limited to our commitment to fund subordinated debt totaling $102 million. Our maximum exposure to construction and operating joint venture losses is limited to the funding of any future losses incurred by those entities.

During the second quarter of 2006, we recorded a $17 million charge, including a $10 million impairment charge, on an equity method investment in a road project in the United Kingdom. We received a revised financial forecast during the second quarter of 2006, which showed a decrease in estimated revenue over the life of the project. Because of this new information, we recorded an impairment charge of $10 million and a $7 million loss during the second quarter of 2006 in our equity investment. As of September 30, 2006, our investment in this joint venture and the related company that performed the construction of the road was $0. As of September 30, 2006, we owned a 25% interest in the joint venture and had $0 of remaining funding commitments.

In July 2006, we resumed work under the U.S. Army Europe Support Contract, which was originally awarded in 2005. Under this contract, we will continue to provide support services to U.S. forces deployed in the Balkans. In addition, we will provide camp operations and maintenance, and transportation and maintenance services in support of troops throughout the U.S. Army Europe’s area of responsibility, which includes over 90 countries.

Adoption of SFAS No. 123(R). Certain of our employees and directors participate in Halliburton benefit plans. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective application. Accordingly, we will recognize compensation expense for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation cost for the unvested portion of awards that are outstanding as of January 1, 2006 is recognized ratably over the remaining vesting period based on the fair value at date of grant. Also, beginning with the January 1, 2006 purchase period, compensation expense for the Halliburton 2002 Employee Stock Purchase Plan (ESPP) is being recognized. Our total stock-based compensation expense, net of tax, for employee stock option awards, restricted stock awards, and the ESPP totaled approximately $6 million in the nine months ended September 30, 2006. On a pretax basis, expensing our costs for stock option awards and the ESPP in the first nine months of 2006 totaled approximately $5 million, which was in addition to $3 million in costs we have historically expensed related to other equity-based compensation and $1 million of incremental compensation cost related to modifications of previously granted stock-based awards retained when certain employees left the company. All expenses related to stock compensation awards were charged to the segments to which each affected employee is assigned.

Barracuda-Caratinga and Belanak projects. In June 2000, we entered into a contract with Barracuda & Caratinga Leasing Company B.V., the project owner, to develop the Barracuda and Caratinga crude oilfields, which are located off the coast of Brazil. The Barracuda-Caratinga project consists of two converted supertankers, Barracuda and Caratinga, to be used as floating production, storage, and offloading units, commonly referred to as FPSOs. The project also includes 32 hydrocarbon production wells, 22 water injection wells, and all subsea flow lines, umbilicals, and risers necessary to connect the underwater wells to the FPSOs. At the beginning of the project, we received $300 million of advanced payments, which were used to fund the initial and continuing working capital for the project and were applied by Petrobras as a credit against the final invoices. The construction manager and project owner’s representative is Petrobras, the Brazilian national oil company. The original completion date for the Barracuda vessel was December 2003, and the original completion date for the Caratinga vessel was April 2004. The project was significantly behind the original schedule, due in part to change orders from the project owner, and we have experienced significant losses related to this project. Currently, the Barracuda and Caratinga vessels are both fully operational.

We have recorded losses on the project of $15 million, $8 million, $407 million, $238 million and $117 million for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004, 2003 and 2002, respectively. The total losses recorded through September 30, 2006 of $785 million are due to higher costs, schedule extensions and certain warranty matters. Other contributing factors to these losses included a significant reduction in productivity during the latter stages of the project and rework that was required when we began to integrate the equipment modules onto the vessels. We have been in negotiations with the project owner since 2003 to settle the various issues that have arisen and have entered into several agreements to resolve those issues. As part of these settlements, we agreed to pay $22 million in liquidated damages. We funded $34 million in cash shortfalls, net of revenue received, during the first nine months of 2006.

At Petrobras’ direction, we have replaced certain bolts located on the subsea flowlines that have failed through mid-November 2005, and we understand that additional bolts have failed thereafter, which have been replaced by Petrobras. These failed bolts were identified by Petrobras when it conducted inspections of the bolts. The original design specification for the bolts was issued by Petrobras, and as such, we believe the cost resulting from any replacement is not our responsibility. Petrobras has indicated, however, that they do not agree with our conclusion. We have notified Petrobras that this matter is in dispute. We believe several possible solutions may exist, including replacement of the bolts. Estimates indicate that costs of these various solutions range up to $140 million. Should Petrobras instruct us to replace the subsea bolts, the prime contract terms and conditions regarding change orders require that Petrobras make progress payments of our reasonable costs incurred. Petrobras could, however, perform any replacement of the bolts and seek reimbursement from us. In March 2006, Petrobras notified us that they have submitted this matter to arbitration claiming $220 million plus interest for the cost of monitoring and replacing the defective stud bolts and, in addition, all of the costs and expenses of the arbitration including the cost of attorneys fees. We disagree with Petrobras’ claim since the bolts met Petrobras’ design specifications, and we do not believe there is any basis for the amount claimed by Petrobras. We intend to vigorously defend this matter and pursue recovery of the costs we have incurred to date through the arbitration process. Under the master separation agreement we will enter into with Halliburton in connection with this offering, Halliburton will agree, subject to certain conditions, to indemnify us and hold us harmless from all cash costs and expenses incurred as a result of the replacement of the subsea bolts. As of September 30, 2006 and December 31, 2005, we have not accrued any amounts related to this arbitration.

In April 2006, we executed an agreement with Petrobras that enabled us to achieve conclusion of the lenders’ reliability test and final acceptance of the FPSOs. These acceptances eliminated any further risk of liquidated damages being assessed but did not address the bolt arbitration discussed above. Our remaining obligation under the April 2006 agreement is primarily for warranty on the two vessels.

We have completed construction on another offshore FPSO named Belanak, which is currently in production. Our work on Belanak was pursuant to a fixed-price contract on which we incurred $29 million of losses in 2004. As a result of losses sustained on the Barracuda-Caratinga and Belanak projects, we announced in 2002 that we would no longer pursue bidding on high risk fixed-price EPC-CS contracts for offshore production facilities primarily due to the fact that the risk/reward equation for these types of projects had become unacceptable to us. We believe these projects involve a disproportionate risk and require using a large share of bonding and letter of credit capacity relative to the profit contribution provided by these types of projects. In contrast to risks involved in large onshore, fixed-price EPC-CS contracts, risks involved in these projects include lack of front-end definition of scope, lack of uniform approach to project execution, disproportionate risks allocated to contractors, increase in risk profile as projects shift into deepwater frontiers, unpredictable weather and ocean current conditions and unpredictable local manufacturing conditions and capacity.

Award fees. We provide substantial work under our government contracts to the DoD and other governmental agencies. Most of the services provided to the United States government are under cost- reimbursable contracts where we have the opportunity to earn an award fee based on our customer’s evaluation of the quality of our performance. These award fees are evaluated and granted by our customer periodically. For contracts entered into prior to June 30, 2003, all award fees are recognized during the term of the contract based on our estimate of amounts to be awarded. For service-only contracts entered into subsequent to June 30, 2003, award fees are recognized only when definitized and awarded by the customer (see “—Critical Accounting Estimates”). Consequently, any award fees received in connection with work we may perform under the new LogCAP IV contract will be recognized when the award fee is definitized by our customer. In 2005, our customer for the LogCAP III contract definitized and granted award fees allocated to a significant amount of cost incurred to date, many of which related to costs incurred and services provided in earlier years. Accordingly, award fees totaling $53 million in excess of amounts previously accrued were recognized in 2005. In addition, based on the award fee scores, which determined the fees awarded during 2005, we increased our award fee accrual rate on the LogCAP III contract from 50% to 72%, which resulted in an additional $14 million of award fees being recorded in 2005. In the first quarter of 2006, we received a performance rating of “excellent” for our work under the LogCAP III contract. This rating translated to an average award fee of 90%. Based on this rating, our historical experience and our assessment of our performance, we increased our award fee accrual percentage from 72% to 80% in the first quarter of 2006.

Off-balance sheet arrangements. We participate, generally through an equity investment in a joint venture, partnership or other entity, in privately financed projects that enable our government customers to finance large-scale projects, such as railroads, and major military equipment purchases. We evaluate the entities that are created to execute these projects following the guidelines of Financial Accounting Standards Board (FASB) Interpretation No. 46R (see Note 19 “Equity Method Investments and Variable Interest Entities” in the notes to our consolidated financial statements for a description of our significant unconsolidated subsidiaries that are accounted for using the equity method of accounting). These projects typically include the facilitation of non-recourse financing, the design and construction of facilities, and the provision of operations and maintenance services for an agreed to period after the facilities have been completed. Our investments in privately financed project entities totaled $21 million and $145 million at September 30, 2006 and December 31, 2005, respectively. Our equity in earnings (losses) from privately financed project entities totaled $18 million, $(12) million and $(7) million for the years ended December 31, 2005, 2004 and 2003, respectively, and $(78) million and $(28) million for the nine months ended September 30, 2006 and 2005, respectively. As of September 30, 2006 and December 31, 2005, we had commitments to fund $107 million and $35 million, respectively, related to privately financed projects.

Other. Our 2005 results include $110 million in gains on the sale of our interest in several projects including the Dulles Greenway toll road, our interest in Chiyoda, and our minority interest in two ammonia plants located in the Caribbean as well as certain equipment in an inactive fabrication yard located in Scotland. Also included in this amount is a one-time distribution for which we recorded an $11 million gain prior to the sale of our interest in the joint venture that owned the Dulles Greenway toll road.

Restructuring. Effective October 1, 2004, we restructured our operations into the two segments discussed above. As a result of the reorganization and in a continuing effort to better position our company for the future, we eliminated certain internal expenditures and streamlined the entire organization. In connection with this restructuring, we recorded a $40 million restructuring charge in 2004, which primarily related to termination benefits. Our results for 2005 reflect cost savings related to this restructuring.

Backlog. As of September 30, 2006, our total backlog for continuing operations was $15.0 billion, of which $6.0 billion, or 40%, was attributable to our E&C segment and $9.0 billion, or 60%, was attributable to our G&I segment. As of September 30, 2006, our backlog for continuing operations attributable to our E&C segment’s gas monetization projects, our DML shipyard operations, our G&I segment’s contracts associated with our Middle East operations and our E&C segment’s offshore projects was $4.2 billion, $1.2 billion, $4.2 billion and $140 million, respectively. As of September 30, 2006, our backlog under the LogCAP III contract was $4.0 billion. We were awarded a task order for approximately $3.5 billion for our continued services in Iraq through September 2007 under the LogCAP III contract. For more information, please read “Business—Backlog.”

Correction of prior period results. In connection with a review of our consolidated 50%-owned GTL project in Escravos, Nigeria, which is part of our E&C segment, we identified increases in the overall estimated cost to complete the project. As a result, during the second quarter of 2006, we identified a $148 million charge, before income taxes and minority interest. We determined that $16 million of the $148 million charge was based on information available to us but not reported as of March 31, 2006. Of the $16 million related to the prior periods, $9 million was related to the quarter ended March 31, 2006 and $7 million was related to the quarter ended December 31, 2005. We have restated our financial statements for the quarter ended March 31, 2006 to include the $9 million charge ($2.9 million after minority interest and tax) as well as for other unrelated, individually insignificant adjustments that subsequently became known to us. The $9 million adjustment related to Escravos had the effect of reducing income (loss) from continuing operations before income taxes and minority interest by $9 million, increasing benefit (provision) for income taxes by $1.6 million, increasing minority interest in net income of subsidiaries by $2.9 million (net of tax of $1.6 million), and reducing net income by $2.9 million for the quarter ended March 31, 2006. These other adjustments had the effect of reducing pretax income and net income by $2 million and $5 million for the quarter ended March 31, 2006, respectively. We recorded the remaining $7 million charge ($2.3 million after minority interest and income taxes) in the quarter ended June 30, 2006, since the amounts were not material to 2005 or 2006 based on our 2006 projections.

In addition to the above, we adjusted our member’s equity and other balance sheet accounts as of January 1, 2003 to reflect a correction to DML’s initial purchase price allocation from a 1997 acquisition. DML’s original purchase price allocation did not adequately record the prepaid pension asset that existed at the acquisition date. The corrected allocation of purchase price to the pension asset also had the effect of increasing negative goodwill. The resulting negative goodwill would have been reversed in 2002 upon the adoption of SFAS 141, “Business Combinations”, and reflected in “cumulative effect of change in an accounting principle, net”. Accordingly, our January 1, 2003 consolidated balance sheet has been adjusted to increase member’s equity by $34 million, to increase prepaid pension asset by $72 million, to decrease property, plant, and equipment by $2 million, to decrease deferred taxes by $12 million and to increase minority interest by $24 million. Currency translation adjustments on the above resulted in increased equity at December 31, 2005, 2004 and 2003 of $9 million, $17 million and $8 million, respectively. We do not believe these adjustments have a material impact on balances previously reported.

Material weakness in financial controls. In connection with the Escravos restatement described above, we identified a material weakness in our financial controls. During the second quarter of 2006, we discovered a large increase in our estimated costs on the Escravos project as a result of our completing a first check estimate in June 2006. A first check estimate is a detailed process by which the project’s schedule and cost is re-estimated through its completion. We perform a first check estimate once sufficient engineering work has been completed allowing for a detailed cost re-estimate based on actual engineering drawings. The large increase in estimated costs identified on the Escravos project included the estimated costs for the plant scope changes resulting from the front-end engineering design validation, the impact of inflation on procurement costs due to schedule delays, and the costs of additional security needed due to the continued deterioration of civil conditions in Nigeria that had occurred.

As a result of the significant increase in estimated costs identified in our first check estimate, we performed a review to determine why these costs were not previously estimated and communicated. From this review, we learned that even though most of the cost increases could not be identified until the rescheduling and recosting exercise of the first check estimate, there were some cost increases that should have been recognized by existing procedures related to project deviations/changes which had been identified prior to March 31, 2006 but not included in the project cost estimate as of that date. Our policies require that all estimated costs attributed to project deviations/changes be included in the project cost estimate on a timely basis.

During the second quarter of 2006, we performed an additional review of our other significant fixed-price projects and found that the control policies and procedures which had not been followed on the Escravos project were being followed on these projects, providing us assurance that the control deficiency was isolated to the Escravos project. Further, we believe the first check estimate we prepared in the second quarter of 2006 mitigated the risk of any material errors in the Escravos project as of September 30, 2006.

We have taken appropriate personnel actions to upgrade project control personnel on the Escravos project and we have provided additional training to these new individuals concerning our company policies relating to project deviations/changes. We are also initiating control enhancements on the Escravos project, which will help identify any similar control deficiencies on a more timely basis in the future. These include expanded monthly project reviews for the Escravos project with increased focus on project deviations/changes.

We will not be able to conclude that the control deficiency related to the Escravos project has been completely remediated until we can reassess the Escravos project controls and the other control changes we are implementing. The reassessment is planned to take place before the end of 2006.

Results of Operations

	Years Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
	(In millions of dollars)
Revenue: (1)
G&I - Middle East Operations	$5,966	$7,454	$3,604	$3,952	$4,424
G&I - DML Shipyard Operations	863	738	631	629	649
G&I - Other	1,307	1,217	1,239	846	933

Total Government and Infrastructure	8,136	9,409	5,474	5,427	6,006

E&C - Gas Monetization Projects	304	223	253	535	206
E&C - Offshore Projects	463	656	1,156	250	340
E&C - Other	1,243	1,618	1,980	912	870

Total Energy and Chemicals	2,010	2,497	3,389	1,697	1,416

Total revenue	$10,146	$11,906	$8,863	$7,124	$7,422

Operating Income (loss):
G&I - Middle East Operations	$167	$25	$46	$119	$119
G&I - DML Shipyard Operations	62	48	44	57	45
G&I - Other	103	9	99	(37)	113

Total Government and Infrastructure	332	82	189	139	277

E&C - Gas Monetization Projects	13	22	41	(137)	23
E&C - Offshore Projects	30	(454)	(277)	6	31
E&C - Other	80	(7)	(17)	117	17

Total Energy and Chemicals	123	(439)	(253)	(14)	71

Total operating income (loss)	$455	$(357)	$(64)	$125	$348

(1)	Our revenue includes both equity in the earnings of unconsolidated affiliates as well as revenue from the sales of services into the joint ventures. We often participate on larger projects as a joint venture partner and also provide services to the venture as a subcontractor. The amount included in our revenue represents our share of total project revenue, including equity in the earnings from joint ventures and revenue from services provided to joint ventures.

Nine months ended September 30, 2006 compared to nine months ended September 30, 2005

Revenue. G&I revenue decreased $579 million to $5.4 billion for the first nine months of 2006 compared to $6.0 billion for the first nine months of 2005. This decrease was primarily due to a $548 million decrease in revenue from Iraq-related activities, a $32 million decrease in revenue from a government infrastructure project in Afghanistan and $58 million of impairment charges related to an equity investment in the Alice Springs-Darwin railroad project in Australia. These decreases were partially offset by a $51 million increase in revenue related to worldwide U.S. Naval assessment and repair work under the CONCAP III contract and revenue from various other infrastructure and government related activities.

G&I revenue from our Middle East operations, which includes Iraq-related activities, for the first nine months of 2006 was $4.0 billion compared to $4.4 billion for the first nine months of 2005. This $472 million decrease was primarily due to lower activity on our LogCAP III contract as our customer continued to scale back the construction and procurement related to military sites in Iraq. This decrease was partially offset by $55 million of increased revenue related to our PCO Oil South contract, which is primarily due to increased procurement in 2006. We expect that substantially all of our work under the current PCO Oil South contract will be completed by the first quarter of 2007.

G&I revenue from our DML shipyard operations for the first nine months of 2006 was $629 million compared to $649 million in the same period of 2005. This decrease reflects lower spending by the MoD. DML shipyard operations revenue and operating results generally vary with the level of service provided on military vessels in a period. In addition, DML has experienced a decrease in activity on commercial shipbuilding as certain projects near completion.

E&C revenue increased $281 million to $1.7 billion for the first nine months of 2006 compared to $1.4 billion for the first nine months of 2005. This increase in revenue was primarily due to a $329 million increase in revenue from our gas monetization projects and a recently awarded ammonia plant EPC project in Egypt, which contributed an additional $125 million to the increase. In addition, several projects in Algeria contributed an additional $100 million to the increase. These increases were partially offset by a $194 million decrease in revenue from a crude oil project in Canada, a $75 million decrease in revenue from an olefin expansion project in Texas, and decreased revenue in our offshore projects.

E&C revenue from our gas monetization projects for the first nine months of 2006 was $535 million compared to $206 million for the first nine months of 2005. This increase is primarily due to the start-up of several projects awarded in 2005 or early 2006, including the front-end engineering and design work performed by us on the Pearl project and revenue earned on the Escravos GTL project. Revenue related to these two projects increased an aggregate of $284 million in the first nine months of 2006 compared to the same period in 2005. In addition, revenue from our Yemen, Skikda and Gorgon LNG projects increased an aggregate $98 million in the first nine months of 2006 compared to the same period in 2005. These increases were partially offset by a $46 million decrease in revenue related to our Tangguh LNG project and work on Trains 4, 5 and 6 of our Nigeria LNG projects. Our work on Trains 4 and 5 is nearing completion.

E&C revenue from our offshore projects for the first nine months of 2006 was $250 million compared to $340 million for the first nine months of 2005. This decrease in revenue is primarily due to reduced activity on several offshore engineering and EPC projects, including a $41 million decrease from the Barracuda-Caratinga and Belanak projects, and a $68 million decrease from two offshore engineering and management projects. In April of 2006, we received acceptance of the FPSOs on the Barracuda-Caratinga project. These decreases were partially offset by increased revenues from several other offshore projects. Our current offshore work is primarily related to work we are performing in the Caspian Sea.

Operating Income. G&I Operating income decreased $138 million to $139 million for the nine months ended September 30, 2006 compared to $277 million for the same nine-month period of 2005. This decrease is primarily related to $58 million of impairment charges recorded on an equity investment in an Australian railroad operation and a $17 million charge, which includes a $10 million impairment charge, recorded on an equity investment in a joint venture road project in the United Kingdom. In addition, we recorded an $85 million gain on the sale of an investment in a U.S. toll road in the third quarter of 2005, which contributed to the negative variance. These decreases were partially offset by a $12 million increase in operating income from DML operations and a $6 million gain on the sale of part of our interest in a United Kingdom government project.

G&I operating income from our Middle East operations was $119 million for both the first nine months of 2006 and the first nine months of 2005. Operating income on our LogCAP III contract decreased $3 million in the first nine months of 2006 compared to the same period in 2005. In addition, the results in the first nine months of 2005 were positively impacted by the settlement of dining facilities-related issues and award fees on definitized task orders. These decreases were partially offset by higher operating income from our PCO Oil South contract.

G&I operating income from our DML shipyard operations for the first nine months of 2006 increased to $57 million compared to $45 million for the first nine months of 2005, primarily due to the resolution of several items with our government and private customers.

E&C operating loss for the first nine months of 2006 was $14 million, compared to operating income of $71 million in the first nine months of 2005. The $85 million decrease was primarily due to a $148 million charge related to the Escravos GTL project in Nigeria, which is included in our gas monetization projects. In addition, operating income from our offshore projects decreased $26 million and we received lower recovery of costs on a crude oil facility project in Canada. These decreases were partially offset by an aggregate $58 million increase in operating income from an ammonia project in Egypt and a gas development EPC project in Algeria.

E&C operating loss from our gas monetization projects for the first nine months of 2006 was $137 million compared to operating income of $23 million for the first nine months of 2005. In the second quarter of 2006, we identified a $148 million charge, before income taxes and minority interests, related to our Escravos GTL project in Nigeria. This charge was primarily attributable to increases in the overall estimated cost to complete the project. The project has experienced delays relating to civil unrest and security on the Escravos River, near the project site, and further delays have resulted from scope changes and engineering and construction modifications. This charge was partially offset by an increase in operating income from more recently awarded projects such as our Yemen LNG project and the front-end engineering design and other engineering work performed on our Pearl GTL project.

E&C operating income from our offshore projects for the first nine months of 2006 was $6 million compared to $31 million for the first nine months of 2005. Operating income decreased primarily due to $15 million of additional charges for our Barracuda-Caratinga project recorded in the first quarter of 2006, a $13 million decrease from an engineering and procurement project in the Caspian Sea and a $7 million decrease from an offshore engineering and management project. These decreases were partially offset by a $19 million increase from the gas development project in Algeria. In 2002, we announced that we would no longer pursue bidding on high-risk fixed-price contracts for offshore production facilities.

Non-operating items. Related party interest expense increased $19 million in the first nine months of 2006 compared to the first nine months of 2005 primarily due to the conversion of the non-interest bearing portion of our intercompany payable to Halliburton into interest bearing subordinated intercompany notes payable to subsidiaries of Halliburton, which occurred in December 2005.

Net interest income increased $13 million in the first nine months of 2006 compared to the first nine months of 2005 due primarily to additional interest earned on cash advances from our customers and on tax refunds.

Provision for income taxes from continuing operations in the first nine months of 2006 was $64 million compared to $138 million in the same period of 2005. Our effective tax rate was higher in the first nine months of 2006 primarily due to higher foreign taxes paid in that period and a non-deductible capital loss recorded on our railway project in Australia.

Minority interest in net (income) loss of subsidiaries decreased $44 million compared to the first nine months of 2005 primarily due to the loss from the consolidated 50%-owned GTL project in Escravos, Nigeria, which was partially offset by earnings from DML.

Income from discontinued operations, net of tax provision, all of which is related to the operations of our Production Services group, was $87 million for the nine months ended September 30, 2006, which included a pre-tax gain of $120 million.

Foreign currency gains (losses), net. Foreign currency gains (losses), net decreased by $11 million in the first nine months of 2006 compared to the first nine months of 2005. This decrease is primarily attributable to foreign currency losses on the proceeds from the sale of our Production Services group. These proceeds were payable in U.S. dollars and held by our U.K. subsidiary with a British Pound functional currency. The British Pound strengthened against the U.S. dollar during the period, resulting in a net loss.

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenue. G&I revenue decreased $1.3 billion to $8.1 billion in 2005 compared to $9.4 billion in 2004. This decrease is primarily related to decreases in our Middle East operations, which was partially offset by increased revenue from DML shipyard operations and a $230 million increase in revenue associated with hurricane repair efforts for United States naval facilities under our CONCAP contract.

Revenue from our Middle East operations in 2005 was $6.0 billion compared to $7.5 billion in 2004. This $1.5 billion decrease is primarily due to the completion of our Restore Iraqi Oil (RIO) contract in 2004, which contributed $1.0 billion to the decrease, and $345 million in lower revenue from our LogCAP III contract. In addition, revenue from our PCO Oil South contract was $98 million lower in 2005 compared to 2004.

Revenue from our DML shipyard operations in 2005 was $863 million compared to $738 million in 2004. The increase was primarily attributed to an increase in commercial shipbuilding revenue associated with three new projects. DML also increased its involvement with naval support contracts in communications, weapons and spares. DML also experienced increased work associated with the MoD, DML’s largest customer.

E&C revenue decreased $487 million to $2.0 billion in 2005 compared to $2.5 billion in 2004. Revenue from our offshore projects decreased $193 million and revenue from oil and gas projects in Africa decreased $240 million. These decreases were partially offset by an $81 million increase in revenue from our gas monetization projects.

Revenue from our gas monetization projects in 2005 was $304 million compared to $223 million in 2004. This increase was primarily due to the start-up of several projects awarded in late 2004 or 2005, including the front-end engineering and design work performed on our Pearl project, and the Escravos GTL project. Revenue related to these two projects increased $95 million in 2005 compared to 2004. In addition, revenue from our Tangguh, Yemen, Gorgon and Skikda LNG projects as well as Train 6 of our Nigeria LNG project increased an aggregate $137 million of revenue in 2005 compared to 2004. These increases were partially offset by a $137 million of decreased revenue related to our Segas LNG project in Egypt and Trains 4 and 5 of our Nigeria LNG project, which were nearing completion in 2005 and early 2006.

Revenue from our offshore projects in 2005 was $463 million compared to $656 million in 2004, a decrease of $193 million. This decrease was attributable to decreased revenue from our Barracuda-Caratinga project in Brazil and Belanak project in Indonesia, which decreased an aggregate of $149 million. These two projects were either completed or were nearing completion in 2005. In addition, revenue from our PEMEX project in Mexico decreased $26 million. These decreases were partially offset by a combined $45 million increase related to our project in the Caspian Sea.

Operating income. G&I operating income increased $250 million to $332 million in 2005 compared to $82 million in 2004. Operating income from our Middle East operations and DML shipyard operations for 2005 increased $142 million and $14 million, respectively, compared to 2004. Hurricane repair efforts for United States Naval facilities on the Gulf Coast under the CONCAP construction contingency contract also contributed to the increase. Operating income in 2005 also included $96 million from the sale of and one-time cash distribution from our interest in the Dulles Greenway toll road joint venture. In addition, G&I segment results in 2004 included restructuring charges of $12 million.

Operating income from our Middle East operations in 2005 was $167 million compared to $25 million in 2004. Operating income on our LogCAP III contract increased $153 million in 2005 compared to 2004, primarily due to $43 million of additional income from award fees on definitized LogCAP III task orders, $10 million from the settlement of dining facilities-related issues, $14 million from the increase of our award fee accrual rate from 50% to 72% (due to the definitization of a substantial amount of task orders in the first six months of 2005), and $11 million as a result of resolving fuel and other issues with the customer. In addition, we incurred approximately $11 million in charges associated with potentially disallowed costs, primarily related to Iraq activities, in 2005 compared to $83 million in 2004. These increases were partially offset by a decrease in operating income as we completed the RIO contract in 2004.

Operating income from our DML shipyard operations in 2005 was $62 million compared to $48 million in 2004. The increase was primarily attributable to three new commercial projects and an increase in the level of activity with the MoD, which is DML’s largest customer.

E&C operating income increased $562 million to $123 million in 2005 compared to a loss of $439 million in 2004. This increase in operating income was primarily due to losses, incurred in 2004, on our offshore projects. Operating income in 2005 also benefited from $21 million of gains on sales of assets. These increases were partially offset by a $9 million decrease in operating income from our gas monetization projects.

Operating income from our gas monetization projects in 2005 was $13 million compared to operating income of $22 million in 2004. Operating income on our Tangguh and Gorgon projects, as well as Train 6 of our Nigeria LNG project contributed $51 million in 2005. This increase was partially offset by reduced earnings due to the completion of our Segas and other projects.

Operating income from our offshore projects in 2005 was $30 million compared to an operating loss of $454 million in 2004. This increase was primarily due to losses incurred in 2004, which did not recur in 2005. These losses include a $407 million loss on the Barracuda-Caratinga project and a $29 million loss on the Belanak project.

Non-operating items. Related party interest expense increased $9 million to $24 million in 2005 compared to $15 million in 2004. This increase was primarily due to an overall increase in variable interest rates associated with our intercompany debt and interest expense charged on $774 million of intercompany notes with Halliburton, which were executed in December 2005. Prior to the execution of these notes, portions of our intercompany debt were non-interest bearing.

Provision for income taxes on income from continuing operations in 2005 of $182 million resulted in an effective tax rate of 42% compared to an effective tax rate of 25% on losses incurred in 2004. Our 2005 tax rate is higher than our statutory rate of 35% primarily due to foreign tax credit displacement resulting from the domestic net operating losses from the asbestos settlement by Halliburton. The 2004 effective rate is lower than our statutory rate of 35% due to unfavorable effect of the valuation allowance recorded on foreign tax credit carryforwards.

Minority interest in net income of subsidiaries increased $16 million to $41 million in 2005 compared to $25 million in 2004. This increase is primarily due to earnings growth from the DML shipyard and earnings from a consolidated joint venture formed in 2005 for a GTL project in Nigeria.

Income from discontinued operations, net of tax, increased $19 million to $30 million in 2005 compared to $11 million in 2004 and relates to the Production Services group that was sold in May 2006.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenue. G&I revenue increased $3.9 billion to $9.4 billion in 2004 compared to $5.5 billion in 2003. This increase was primarily due to $3.9 billion of increased revenue from our Middle East operations and $107 million of increased revenue from DML shipyard operations.

Revenue from our Middle East operations in 2004 was $7.5 billion compared to $3.6 billion in 2003. This $3.9 billion increase was primarily due to $3.8 billion of increased revenue related to our LogCAP III contract as we continued to ramp up Iraq-related services provided to our customer. In addition, we recognized $268 million in additional revenue related to the PCO Oil South contract, which began in 2004. These increases were partially offset by a $304 million decrease in revenue from our RIO contract, which was completed in 2004.

Revenue from our DML shipyard operations in 2004 was $738 million compared to $631 million in 2003. DML shipyard operations, revenue and operating results generally vary with the level of service provided on military vessels in a period.

E&C revenue decreased $892 million to $2.5 billion in 2004 compared to $3.4 billion in 2003. This decrease was primarily due to a $500 million decrease in revenue from our offshore projects and a $30 million decrease in revenue from our gas monetization projects. In addition, we recorded lower revenue from a hydrocarbon project in Europe in 2004 compared to 2003. These decreases were partially offset by higher revenue on refining projects in Canada and an olefins project in the United States.

Revenue from our gas monetization projects in 2004 was $223 million compared to $253 million in 2003. The decrease in revenue is primarily due to the completion of Train 3 of our Nigeria LNG project and decreased revenue from Trains 4 and 5 of our Nigeria LNG project.

Revenue from our offshore projects in 2004 was $656 million compared to $1.2 billion in 2003. Revenue decreased primarily due to a $380 million decrease in revenue from our Barracuda-Caratinga and Belanak projects, and a $90 million decrease in our PEMEX project in Mexico, as the activity related to these projects decreased. In addition, since we were no longer pursuing bids on high-risk fixed-price contracts for offshore production facilities, we did not generate any revenue from new offshore projects during these periods.

Operating income. G&I operating income decreased $107 million to $82 million in 2004 compared to $189 million in 2003. This decrease resulted from $94 million in write-downs on infrastructure projects in Europe and Africa and on a government project in Afghanistan, the completion of the construction phase of a rail project in Australia, and a reduction in activities related to the Balkans support contract. Operating income from our Middle East operations decreased $21 million, while operating income from our DML shipyard operations increased $4 million. In addition, the 2004 results were also impacted by a restructuring charge of $12 million due to the reorganization of our business into two segments, which related to personnel termination benefits.

Operating income from our Middle East operations in 2004 was $25 million compared to $46 million in 2003. Operating income on our LogCAP III contract increased $98 million in 2004 compared to 2003, primarily due the increased activity resulting from ramping up our Iraq-related services. This increase was offset by $83 million in charges incurred in 2004 associated with potentially disallowed costs, primarily related to Iraq activities.

Operating income from our DML shipyard operations in 2004 was $48 million compared to $44 million in 2003. DML shipyard operations, revenue and operating results generally vary with the level of service provided on military vessels in a period.

E&C operating loss increased $186 million to $439 million in 2004 compared to an operating loss of $253 million in 2003. This increase was primarily due to a $177 million increase in losses from our offshore projects and a decrease of $19 million in operating income from our gas monetization projects. Also included in the 2004 results was a restructuring charge of $28 million due to the reorganization of our business. The charge related to personnel termination benefits and asset impairments. Operating losses in 2004 were partially offset by an increase in a refining project in Canada.

Operating income from our gas monetization projects in 2004 was $22 million compared to operating income of $41 million in 2003. The decrease in operating income is primarily due to the winding down of our work related to Train 3 of our Nigeria LNG project and our Segas project in Egypt.

Operating loss from our offshore projects in 2004 was $454 million compared to an operating loss of $277 million in 2003. This increase was primarily due to $407 million in losses incurred on our Barracuda-Caratinga project, compared to $238 million in 2003, and $29 million in losses incurred on our Belanak project. The losses recognized in 2004 on the Barracuda-Caratinga project were primarily due to an amended agreement with Petrobras, higher cost estimates, schedule delays, and increased contingencies for the balance of the project. Specifically, in the second quarter, with the integration phase of the Barracuda vessel, we experienced a significant reduction in productivity and rework was required from the vessel conversion.

Non-operating items. Related party interest expense decreased $21 million to $15 million in 2004 compared to $36 million in 2003. This decrease was due primarily to restructuring and settlement of certain intercompany debt in 2003.

Our income tax benefit on income from continuing operations in 2004 of $96 million resulted in an effective tax rate of 25% on losses incurred in 2004 compared to an effective tax rate of 10% on losses incurred in 2003. The 2004 effective rate is lower than our statutory rate of 35% due to the unfavorable effect of the valuation allowance recorded on foreign tax credit carryforwards. The 2003 effective rate of 10% was also primarily due to the unfavorable effect of recording valuation allowance for foreign tax credit carryforwards and prior year return to provision adjustments.

Income from discontinued operations, net of tax, increased $2 million to $11 million in 2004 from $9 million in 2003 and relates to the Production Services group that was sold in May 2006.

Liquidity and Capital Resources

At September 30, 2006, cash and equivalents totaled $1.0 billion, and at December 31, 2005 and 2004, cash and equivalents totaled $394 million and $234 million, respectively. These balances include cash and cash from advanced payments related to contracts in progress held by ourselves or our joint ventures that we consolidate for accounting purposes and which totaled $562 million at September 30, 2006, $223 million at December 31, 2005, and $58 million at December 31, 2004. The use of these cash balances is limited to the specific projects or joint venture activities and are not available for other projects, general cash needs or distribution to us without approval of the board of directors of the respective joint venture or subsidiary.

Historically, our primary sources of liquidity were cash flow from operations, including cash advance payments from our customers, and borrowings from our parent, Halliburton. In addition, at times during 2004 and 2005, we sold receivables under our U.S. government accounts receivable facility. Effective December 16, 2005, we entered into a bank syndicated unsecured $850 million five-year revolving credit facility (Revolving Credit Facility), which extends through 2010 and is available for cash advances and letters of credit. In connection therewith, the U.S. government accounts receivable facility was terminated and an intercompany payable to Halliburton of $774 million was converted into Subordinated Intercompany Notes payable due on or before December 31, 2010. KBR Holdings, LLC is the borrower under the Revolving Credit Facility. KBR will execute a guarantee of KBR Holdings, LLC’s obligations under the Revolving Credit Facility following the contribution of Halliburton’s interest in KBR Holdings, LLC to KBR in connection with this offering. We expect our future liquidity will be provided by cash flow from operations, including advance cash payments from our customers, and borrowings under our Revolving Credit Facility.

As mentioned above, we previously utilized borrowings from Halliburton as a primary source of liquidity. In October 2005, Halliburton capitalized $300 million of the outstanding intercompany balance to equity through a capital contribution. On December 1, 2005, the remaining intercompany balance was converted into the Subordinated Intercompany Notes to Halliburton. At September 30, 2006 and December 31, 2005, the outstanding principal balance of the Subordinated Intercompany Notes was $774 million. Interest on each Subordinated Intercompany Note accrues at an annual rate of 7.5% and is payable semi-annually beginning June 30, 2006. Under the agreements entered into concurrently with the Revolving Credit Facility (the Subordination Agreements), these notes are subordinated to the Revolving Credit Facility. In October 2006, we repaid $324 million in aggregate principal amount of the $774 million of indebtedness we owe under the Subordinated Intercompany Notes. Under the terms of the Revolving Credit Facility, we are only permitted to repay the Subordinated Intercompany Notes with cash available from certain specified sources, including net proceeds from this offering, net proceeds from the May 2006 sale of our Production Services group and any cash available from a reduction since November 30, 2005 of the working capital requirements of our operations related to our RIO, PCO Oil South and LogCAP III contracts. In addition, subject to certain exceptions, the Subordination Agreements restrict the repayment of certain of our other indebtedness. The amount owed under the Subordinated Intercompany Notes is reflected in our consolidated financial statements at September 30, 2006 and December 31, 2005 as Notes payable to related party.

Our Revolving Credit Facility is available for cash advances required for working capital and letters of credit to support our operations. Amounts drawn under the Revolving Credit Facility bear interest at variable rates based on a base rate (equal to the higher of Citibank’s publicly announced base rate, the Federal Funds rate plus 0.5% or a calculated rate based on the certificate of deposit rate) or the Eurodollar Rate, plus, in each case, the applicable margin. The applicable margin will vary based on our utilization spread. At September 30, 2006 and December 31, 2005, we had $0 of cash draws and $54 million and $25 million, respectively, in letters of credit issued and outstanding, which reduced the availability under the Revolving Credit Facility to $796 million and $825 million, respectively. In addition, we pay a commitment fee on any unused portion of the credit line under the Revolving Credit Facility. Further, our credit facility limits the amount of new letters of credit and other debt we can incur outside of the credit facility to $250 million, which could adversely affect our ability to bid or bid competitively on future projects if the credit facility is not amended or replaced.

Letters of credit, bonds and financial and performance guarantees. In connection with certain projects, we are required to provide letters of credit, surety bonds or other financial and performance guarantees to our customers. As of September 30, 2006, we had $724 million in letters of credit and financial guarantees outstanding, of which $54 million were issued under our Revolving Credit Facility. Over $647 million of the remaining $670 million were issued under various facilities and are irrevocably and unconditionally guaranteed by Halliburton. Of the total outstanding, $551 million relate to our joint venture operations, including $159 million issued in connection with our Allenby & Connaught project. In addition, at September 30, 2006, there were $15 million of performance letters of credit issued in connection with the Barracuda-Caratinga project. Currently, the Barracuda and Caratinga vessels are both fully operational. The remaining $158 million of outstanding letters of credit relate to various other projects. At September 30, 2006, $252 million of the $724 million in outstanding letters of credit had triggering events that would entitle a bank to require cash collateralization. In addition, Halliburton has guaranteed surety bonds and provided direct guarantees primarily related to our performance. We expect to cancel these letters of credit, surety bonds and other guarantees as we complete the underlying projects. We have minimal stand-alone bonding capacity without Halliburton, and Halliburton will not be obligated to provide credit support for our letters of credit, surety bonds and other guarantees after this offering, except to the limited extent it has agreed to do so under the terms of the master separation agreement. We are engaged in discussions with surety companies to obtain such stand-alone bonding capacity.

We and Halliburton have agreed that the existing surety bonds, letters of credit, performance guarantees, financial guarantees and other credit support instruments guaranteed by Halliburton will remain in full force and effect following the separation of our companies. In addition, we and Halliburton have agreed that until

December 31, 2009, Halliburton will issue additional guarantees, indemnification and reimbursement commitments for our benefit in connection with (a) letters of credit necessary to comply with our EBIC contract, our Allenby & Connaught project and all other contracts that were in place as of December 15, 2005; (b) surety bonds issued to support new task orders pursuant to the Allenby & Connaught project, two job order contracts for our G&I segment and all other contracts that were in place as of December 15, 2005; and (c) performance guarantees in support of these contracts. Each credit support instrument outstanding at the time of this offering and the additional guarantees, indemnification and reimbursement commitments will remain in effect until the earlier of: (1) the termination of the underlying project contract or our obligations thereunder or (2) the expiration of the relevant credit support instrument in accordance with its terms or release of such instrument by our customer. In addition, we have agreed to use our reasonable best efforts to attempt to release or replace Halliburton’s liability under the outstanding credit support instruments and any additional credit support instruments relating to our business for which Halliburton may become obligated for which such release or replacement is reasonably available. For so long as Halliburton or its affiliates remain liable with respect to any credit support instrument, we have agreed to pay the underlying obligation as and when it becomes due. Furthermore, we will agree to pay to Halliburton a quarterly carry charge for its guarantees of our outstanding letters of credit and surety bonds and will agree to indemnify Halliburton for all losses in connection with the outstanding credit support instruments and any new credit support instruments relating to our business for which Halliburton may become obligated following this offering. Please read “Our Relationship With Halliburton—Master Separation Agreement—Credit Support Instruments.”

As the need arises, future projects will be supported by letters of credit issued under our Revolving Credit Facility or arranged on a unilateral basis. In connection with the issuance of letters of credit under the Revolving Credit Facility, we are charged an issuance fee and a quarterly fee on outstanding letters of credit based on an annual rate.

Debt covenants. The Revolving Credit Facility contains a number of covenants restricting, among other things, our ability to incur additional indebtedness and liens, sales of our assets and payment of dividends, as well as limiting the amount of investments we can make, and payments to Halliburton under the Subordinated Intercompany Notes. We are limited in the amount of additional letters of credit and other debt we can incur outside of the Revolving Credit Facility. Also, under the current provisions of the Revolving Credit Facility, it is an event of default if any person or two or more persons acting in concert, other than Halliburton or our Company, directly or indirectly acquire 25% or more of the combined voting power of all outstanding equity interests ordinarily entitled to vote in the election of directors of KBR Holdings, LLC, the borrower under the facility.

The Revolving Credit Facility also requires us to maintain certain financial ratios, as defined by the Revolving Credit Facility agreement, including a debt-to-capitalization ratio that does not exceed 55% until June 30, 2007 and 50% thereafter; a leverage ratio that does not exceed 3.5; and a fixed charge coverage ratio of at least 3.0. At September 30, 2006 and December 31, 2005, we were in compliance with these ratios and other covenants.

Cash flow activities	Years Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
	(In millions)
Cash flows provided by (used in) operating activities	$527	$(61)	$(899)	$919	$140
Cash flows provided by (used in) investing activities	20	(85)	(59)	233	71
Cash flows provided by (used in) financing activities	(375)	(83)	453	(545)	(90)
Effect of exchange rate changes on cash	(12)	24	86	21	(2)

Increase (decrease) in cash and equivalents	$160	$(205)	$(419)	$628	$119

Operating activities. Cash provided by operations was $919 million for the nine months ended September 30, 2006 compared to cash provided by operations of $140 million in the same period of 2005. In the first nine months of 2006, we received $335 million of advanced billings on several projects including our

Escravos project. In addition, our working capital requirements for our Iraq-related work, excluding cash and equivalents, decreased $163 million from $495 million at December 31, 2005 to $332 million at September 30, 2006. These increases were partially offset by an increase in working capital requirements related to new projects initiated in 2006. We also contributed $105 million to fund our pension plans in the first nine months of 2006 and experienced higher payroll and related payments due to the timing of our payroll payments.

Cash flows from operations were $527 million in 2005. The increase in cash flow from operations in 2005 compared to 2004 was primarily due to better operating results and a reduction in working capital required in support of the U.S. government’s activities in Iraq. Net income increased to $240 million in 2005, compared to a net loss of $303 million in 2004. Our working capital requirements for our Iraq-related work, excluding cash and equivalents, decreased from $700 million at December 31, 2004 to $495 million at December 31, 2005. The working capital of $700 million at December 31, 2004 excluded $263 million of receivables sold under our U.S. government accounts receivable facility, which was terminated in December 2005. The working capital decrease was mainly due to the settlement of dining facilities-related issues and fuel issues and resolution of RIO project issues. These increases in cash flow were partially offset by cash outlays required to fund losses on the Barracuda-Caratinga project totaling $169 million in 2005.

Cash flows used in operations were $61 million in 2004. The increase in cash flow from operations in 2004 compared to 2003 was primarily due to a reduction in working capital required in support of the U.S. government’s activities in Iraq. Our working capital requirements for our Iraq-related work, excluding cash and equivalents, decreased from $885 million at December 31, 2003 to $700 million at December 31, 2004. These increases were offset by cash outlays totaling $501 million, which were required to fund losses on the Barracuda-Caratinga project in 2004.

Investing activities. Cash provided by investing activities for the nine months ended September 30, 2006 totaled $233 million compared to cash provided by investing activities of $71 million in the same period for 2005. In the second quarter of 2006, we completed the sale of our Production Services group, which was part of our E&C segment. In connection with the sale, we received net proceeds of $265 million. During the first nine months of 2005, we received $85 million in cash from the sale of the Dulles Greenway toll road in Virginia.

Cash flows provided by investing activities totaled $20 million in 2005 compared to cash flows used in investing activities of $85 million in 2004. The increase in cash flow from investing activities was primarily due to the sale of and one-time cash distribution from our interest in the Dulles Greenway toll road in 2005, which provided $96 million of net cash inflows. Capital expenditures of $76 million in 2005 were consistent with 2004. Capital spending in 2005 was primarily directed to our implementation of an enterprise system, SAP, offset by lower spending in 2005 at our DML shipyard.

Cash flows used in investing activities totaled $85 million in 2004. The increase in cash flows used in 2004 compared to cash flows used in investing activities of $59 million in 2003 is primarily related to an increase in capital expenditures for 2004.

Financing activities. Cash flows used in financing activities for the nine months ended September 30, 2006 totaled $545 million, compared to cash flows used in financing activities of $90 million in the same period for 2005 and is primarily related to borrowings under the Halliburton Cash Management Note discussed below. Cash flows used in or provided by financing activities in 2005, 2004 and 2003 are primarily related to payments from or payments to Halliburton in order to obtain funds to support our operations or to repay borrowings from Halliburton with excess funds from operations.

Historically, our daily cash needs have been funded through intercompany borrowings from our parent, Halliburton, while our surplus cash was invested with Halliburton on a daily basis. Effective December 1, 2005, we entered into Subordinated Intercompany Notes with Halliburton whereby our $774 million intercompany payable balance was converted into Subordinated Intercompany Notes payable due in December 2010 that each have an annual interest rate of 7.5%. The total outstanding balance on these notes was $774 million at September 30, 2006.

Halliburton will continue to provide daily cash management services. Accordingly, we will invest surplus cash with Halliburton on a daily basis, which will be returned as needed for operations. Halliburton executed a demand note payable (Halliburton Cash Management Note) for amounts outstanding under these arrangements. Annual interest on the Halliburton Cash Management Note is based on the closing rate of overnight Federal Funds rate determined on the first business day of each month. Similarly, we may, from time to time, borrow funds from Halliburton, subject to limitations provided under the Revolving Credit Facility, on a daily basis pursuant to a note payable (KBR Cash Management Note). Annual interest on the KBR Cash Management Note is based on the six-month Eurodollar Rate plus 1.00%. At December 31, 2005, we had a net receivable due from Halliburton of $121 million, which includes a $165 million receivable from Halliburton under the Halliburton Cash Management Note. At September 30, 2006, we had a net receivable due from Halliburton of $648 million, which includes a $732 million receivable from Halliburton under the Halliburton Cash Management Note.

On November 29, 2002, DML entered into a credit facility denominated in British pounds with Bank of Scotland, HSBC Bank and The Royal Bank of Scotland totaling $138 million. The U.S. dollar amounts presented were converted using published exchange rates for the applicable periods. This facility, which is non-recourse to us, matures in September 2009, provides for a $133 million term loan facility and a $19 million revolving credit facility. The interest rate for both the term loan and revolving credit facility is variable based on an adjusted LIBOR rate and DML must maintain certain financial covenants. At September 30, 2006, there was $22 million outstanding under this term loan facility. At December 31, 2005, DML had $31 million outstanding under the term loan facility, which is payable in quarterly installments through September 2009. At September 30, 2006 and December 31, 2005, there was $0 outstanding under the revolving credit facility. In addition, DML had $3 million and $3 million of other long-term debt outstanding at September 30, 2006 and December 31, 2005, respectively. The interest rate on this debt is variable and payments are due quarterly through October 2008. DML also has a $28 million overdraft facility for which there was $0 outstanding at September 30, 2006 and December 31, 2005.

On June 6, 2005, our 55%-owned subsidiary, M.W. Kellogg Limited, entered into a credit facility with Barclays Bank totaling $26 million. The U.S. dollar amounts presented were converted using published exchange rates for the applicable period. This facility, which is non-recourse to us is primarily used for bonding, guarantee, and other indemnity purposes. Fees are assessed monthly in the amount of 0.25% per annum of the average outstanding balance. Amounts outstanding under the facility are payable upon demand and the lender may require cash collateral for any amounts outstanding under the facility. At September 30, 2006 and December 31, 2005, there was $2 million of bank guarantees outstanding under the facility.

Future sources of cash. Future sources of cash include cash flow from operations, including cash advance payments from our customers, and borrowings under our Revolving Credit Facility. The Revolving Credit Facility is available for cash advances required for working capital and letters of credit to support our operations. Liquidity is also provided by advance billings on contracts in progress. However, to meet our short- and long-term liquidity requirements, we will primarily look to cash generated from operating activities. As such, we will be required to consider the working capital requirements of future projects.

Future uses of cash. Future uses of cash will primarily relate to working capital requirements for our operations. For a discussion of risks related to our working capital requirements and sources of liquidity following our separation from Halliburton, please read “Risk Factors—Other Risks Related to Our Business—We experience increased working capital requirements from time to time associated with our business, and such an increased demand for working capital could adversely affect our ability to meet our liquidity needs.” In addition, we will use cash to fund capital expenditures, pension obligations, operating leases, long-term debt repayment and various other obligations, including the commitments discussed in the table below, as they arise. In October 2006, we repaid $324 million in aggregate principal amount of the indebtedness we owed under the Subordinated Intercompany Notes. We also expect to repay in full the remaining indebtedness owed under the Subordinated Intercompany Notes with net proceeds from this offering and, if the net proceeds from this offering are not sufficient to repay the indebtedness in full, available cash balances from other sources that are permitted by the covenants under our Revolving Credit Facility.

Capital expenditures. Capital spending for 2006 is expected to be approximately $82 million. The capital expenditures budget for 2006 includes a steady level of activities related to our DML shipyard and decreased software spending as we move forward with the implementation of SAP.

Commitments and other contractual obligations. The following table summarizes our significant contractual obligations and other long-term liabilities as of December 31, 2005:

	Payments Due
	2006	2007	2008	2009	2010	Thereafter	Total
	(In millions)
Long-term debt (a)	$18	$17	$2	$—	$—	$—	$37
Intercompany debt (b)	—	—	—	—	774	—	774
Intercompany interest (b)	58	58	58	58	58	—	290
Operating leases	62	52	38	36	35	190	413
Purchase obligations (c)	11	2	2	1	1	—	17
Barracuda-Caratinga	12	—	—	—	—	—	12
Pension funding Obligations (d)	110	—	—	—	—	—	110

Total	$271	$129	$100	$95	$868	$190	$1,653

(a)	DML revolving credit facility and associated interest based on adjusted LIBOR rate.
(b)	Subordinated Intercompany Notes and related interest thereon at a 7.5% annual rate. In October 2006, we repaid $324 million in aggregate principal amount of the indebtedness we owe under the Subordinated Intercompany Notes. At September 30, 2006, the outstanding amount of this indebtedness was $774 million in aggregate principal amount. We also expect to repay in full the remaining indebtedness owed under the Subordinated Intercompany Notes with net proceeds from this offering and, if the net proceeds from this offering are not sufficient to repay the indebtedness in full, available cash balances from other sources that are permitted by the covenants under our Revolving Credit Facility. Please read “Use of Proceeds.”
(c)	The purchase obligations disclosed above do not include purchase obligations that we enter into with our vendors in the normal course of business that support existing contracting arrangements with our customers. The purchase obligations with our vendors can span several years depending on the duration of the projects. In general, the costs associated with the purchase obligations are expensed to correspond with the revenue earned on the related projects.
(d)	We have contributed $105 million in the first nine months of 2006, which is included in the $113 million, to fund our pension plans.

In addition to the commitments above, we had commitments of $122 million at September 30, 2006 and $79 million at December 31, 2005 to provide funds to related companies, including $107 million at September 30, 2006 and $35 million at December 31, 2005 to fund our privately financed projects. These commitments arose primarily during the start-up of these entities or due to losses incurred by them. We expect approximately $4 million of the commitments at September 30, 2006 to be paid during the next twelve months. In addition, we funded $34 million on the Barracuda-Caratinga project, net of revenue received, during the first nine months of 2006.

Other factors affecting liquidity

In May 2004, we entered into an agreement to sell, assign, and transfer our entire title and interest in specified U.S. government accounts receivable to a third party. The total amount of receivables outstanding under this agreement as of December 31, 2004 was $263 million. At December 31, 2005, these receivables were collected, the balance was retired, and the facility was terminated.

As of September 30, 2006, we had incurred $136 million of costs under the LogCAP III contract that could not be billed to the government due to lack of appropriate funding on various task orders. These amounts were associated with task orders that had sufficient funding in total, but the funding was not appropriately allocated within the task order. We are in the process of preparing a request for a reallocation of funding to be submitted to the client for negotiation. The project anticipates the negotiations will result in an appropriate distribution of funding by the client and collection of the full amounts due.

Halliburton will agree to indemnify us and our greater than 50%-owned subsidiaries for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of claims made or assessed against us by U.S. and certain foreign governmental authorities or a settlement thereof relating to FCPA matters. If we incur losses as a result of or relating to FCPA matters, or as a result of violations of United States antitrust laws arising out of ongoing bidding practices investigations, for which the Halliburton indemnity will not apply, we may not have the liquidity or funds to address those losses. Please read “Our Relationship with Halliburton—Master Separation Agreement—Indemnification—FCPA Indemnification” and “—Enforceability of Halliburton FCPA Indemnification” and “Business—Legal Proceedings—Bidding Practices Investigations.”

Halliburton will also agree to indemnify us for out-of-pocket cash costs and expenses, or cash settlement or cash arbitration awards in lieu thereof, we may incur as a result of the replacement of certain subsea flow-line bolts installed in connection with the Barracuda-Caratinga project. If we incur losses relating to the Barracuda-Caratinga project for which the Halliburton indemnity will not apply, we may not have the liquidity or funds to address those losses.

We may take or fail to take actions that could result in our indemnification from Halliburton with respect to FCPA Matters or matters relating to the Barracuda-Caratinga project no longer being available, and the Halliburton indemnities do not apply to all potential losses. For additional information regarding these indemnification agreements and related risks, please read “Our Relationship With Halliburton” and “Risk Factors.”

Halliburton has incurred $9 million, $9 million, $8 million and $0 for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively, for expenses relating to the FCPA and bidding practices investigations. In 2004, $1.5 million of the $8 million incurred was charged to us. Except for this $1.5 million, Halliburton has not charged these costs to us. These expenses were incurred for the benefit of both Halliburton and us, and we and Halliburton have no reasonable basis for allocating these costs between Halliburton and us.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective, or complex estimates and assessments and is fundamental to our results of operations.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this prospectus.

Percentage of completion. Revenue from contracts to provide construction, engineering, design or similar services are reported on the percentage-of-completion method of accounting. This method of accounting requires us to calculate job profit to be recognized in each reporting period for each job based upon our projections of future outcomes, which include estimates of the total cost to complete the project; estimates of the project schedule and completion date; estimates of the percentage the project is complete; and amounts of any probable unapproved claims and change orders included in revenue.

At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks relating to service delivery, usage, productivity, and other factors are considered in the estimation process. Our project personnel periodically evaluate the estimated costs, claims, change orders, and percentage of completion at the project level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of contract revenue, change orders, and claims, less costs incurred and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit times the current percentage-complete for the contract.

When calculating the amount of total profit or loss on a long-term contract, we include unapproved claims as revenue when the collection is deemed probable based upon the four criteria for recognizing unapproved claims under the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Including probable unapproved claims in this calculation increases the operating income (or reduces the operating loss) that would otherwise be recorded without consideration of the probable unapproved claims. Probable unapproved claims are recorded to the extent of costs incurred and include no profit element. In all cases, the probable unapproved claims included in determining contract profit or loss are less than the actual claim that will be or has been presented to the customer. We are actively engaged in claims negotiations with our customers, and the success of claims negotiations has a direct impact on the profit or loss recorded for any related long-term contract. Unsuccessful claims negotiations could result in decreases in estimated contract profits or additional contract losses, and successful claims negotiations could result in increases in estimated contract profits or recovery of previously recorded contract losses.

At least quarterly, significant projects are reviewed in detail by senior management. We have a long history of working with multiple types of projects and in preparing cost estimates. However, there are many factors that impact future costs, including but not limited to weather, inflation, labor and community disruptions, timely availability of materials, productivity, and other factors as outlined in our “Risk Factors” and “Cautionary Statement About Forward-Looking Statements.” These factors can affect the accuracy of our estimates and materially impact our future reported earnings. In the past, we have incurred substantial losses on projects that were not initially projected, including our Barracuda-Caratinga project (see “Barracuda-Caratinga Project” in Note 6 of our consolidated financial statements for further discussion).

Accounting for government contracts. Most of the services provided to the United States government are governed by cost-reimbursable contracts. Services under our LogCAP, PCO Oil South, and Balkans support contracts are examples of these types of arrangements. Generally, these contracts contain both a base fee (a fixed profit percentage applied to our actual costs to complete the work) and an award fee (a variable profit percentage applied to definitized costs, which is subject to our customer’s discretion and tied to the specific performance measures defined in the contract, such as adherence to schedule, health and safety, quality of work, responsiveness, cost performance, and business management).

Base fee revenue is recorded at the time services are performed, based upon actual project costs incurred, and includes a reimbursement fee for general, administrative, and overhead costs. The general, administrative, and overhead cost reimbursement fees are estimated periodically in accordance with government contract accounting regulations and may change based on actual costs incurred or based upon the volume of work performed. Revenue is reduced for our estimate of costs that may be categorized as disputed or unallowable as a result of cost overruns or the audit process.

Award fees are generally evaluated and granted periodically by our customer. For contracts entered into prior to June 30, 2003, award fees are recognized during the term of the contract based on our estimate of amounts to be awarded. Once award fees are granted and task orders underlying the work are definitized, we adjust our estimate of award fees to actual amounts earned. Our estimates are often based on our past award experience for similar types of work. We have been receiving award fees on the Balkans project since 1995, and our estimates for award fees for this project have generally been accurate in the periods presented. During 2005, we began to receive

LogCAP award fee scores, and, based on these actual amounts, we adjusted our accrual rate for future awards. The controversial nature of this contract may cause actual awards to vary significantly from past experience.

For contracts containing multiple deliverables entered into subsequent to June 30, 2003 (such as PCO Oil South), we analyze each activity within the contract to ensure that we adhere to the separation guidelines of Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” and the revenue recognition guidelines of Staff Accounting Bulletin No. 104 “Revenue Recognition.” For service-only contracts and service elements of multiple deliverable arrangements, award fees are recognized only when definitized and awarded by the customer. Award fees on government construction contracts are recognized during the term of the contract based on our estimate of the amount of fees to be awarded.

Similar to many cost-reimbursable contracts, these government contracts are typically subject to audit and adjustment by our customer. Each contract is unique; therefore, the level of confidence in our estimates for audit adjustments varies depending on how much historical data we have with a particular contract. Further, the significant size and controversial nature of our contracts may cause actual awards to vary significantly from past experience.

Income tax accounting. We are currently included in the consolidated U.S. federal income tax return of Halliburton. Additionally, many of our subsidiaries are subject to consolidation, group relief or similar provisions of tax law in foreign jurisdictions that allow for sharing of tax attributes with other Halliburton affiliates. Our income tax expense is calculated on a pro rata basis. Additionally, intercompany settlements attributable to utilization of tax attributes are dictated by a tax sharing agreement. Our tax sharing agreement with Halliburton provides for settlement of tax attributes utilized by Halliburton on a consolidated basis. Therefore, intercompany settlements due to utilized attributes are only established to the extent that the attributes decreased the tax liability of another affiliate in any given jurisdiction. The adjustment to reflect the difference between the tax provision/benefit calculated as described above and the amount settled with Halliburton pursuant to the tax sharing agreement is recorded as a contribution or distribution to Member’s equity. For purposes of determining income tax expense, it is assumed that we will continue to file on this consolidated basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. We apply the following basic principles in accounting for our income taxes: a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year; a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards; the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law, and the effects of potential future changes in tax laws or rates are not considered; and the value of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

Our methodology for recording income taxes requires a significant amount of judgment in the use of assumptions and estimates. Additionally, we use forecasts of certain tax elements such as taxable income and foreign tax credit utilization, as well as evaluate the feasibility of implementing tax planning strategies. Given the inherent uncertainty involved with the use of such variables, there can be significant variation between anticipated and actual results. Unforeseen events may significantly impact these variables, and changes to these variables could have a material impact on our income tax accounts related to both continuing and discontinued operations.

We have operations in a number of countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including income actually earned, income deemed earned, and revenue-based tax withholding. The final determination of our tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction. Changes in the operating environment, including changes in tax law and currency/repatriation controls, could impact the determination of our tax liabilities for a tax year.

Tax filings of our subsidiaries, unconsolidated affiliates, and related entities are routinely examined in the normal course of business by tax authorities. These examinations may result in assessments of additional taxes, which we work to resolve with the tax authorities and through the judicial process. Predicting the outcome of disputed assessments involves some uncertainty. Factors such as the availability of settlement procedures, willingness of tax authorities to negotiate, and the operation and impartiality of judicial systems vary across the different tax jurisdictions and may significantly influence the ultimate outcome. We review the facts for each assessment, and then utilize assumptions and estimates to determine the most likely outcome and provide taxes, interest, and penalties as needed based on this outcome.

Legal and Investigation Matters. As discussed in Notes 13 and 14 of our consolidated financial statements, as of September 30, 2006 and December 31, 2005, we have accrued an estimate of the probable and estimable costs for the resolution of some of these matters. For other matters for which the liability is not probable and reasonably estimable, we have not accrued any amounts. Attorneys in our legal department monitor and manage all claims filed against us and review all pending investigations. Generally, the estimate of probable costs related to these matters is developed in consultation with internal and outside legal counsel representing us. Our estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. The precision of these estimates is impacted by the amount of due diligence we have been able to perform. We attempt to resolve these matters through settlements, mediation, and arbitration proceedings when possible. If the actual settlement costs, final judgments, or fines, after appeals, differ from our estimates, our future financial results may be materially and adversely affected. We have in the past recorded significant adjustments to our initial estimates of these types of contingencies.

Pensions. Our pension benefit obligations and expenses are calculated using actuarial models and methods, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” Two of the more critical assumptions and estimates used in the actuarial calculations are the discount rate for determining the current value of plan benefits and the expected rate of return on plan assets. Other critical assumptions and estimates used in determining benefit obligations and plan expenses, including demographic factors such as retirement age, mortality, and turnover, are also evaluated periodically and updated accordingly to reflect our actual experience.

Discount rates are determined annually and are based on rates of return of high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits. Expected long-term rates of return on plan assets are determined annually and are based on an evaluation of our plan assets, historical trends, and experience, taking into account current and expected market conditions. Plan assets are comprised primarily of equity and debt securities. As we have both domestic and international plans, these assumptions differ based on varying factors specific to each particular country or economic environment.

The discount rate utilized to determine the projected benefit obligation at the measurement date for our United States pension plans remained flat at 5.75% at December 31, 2005 and 2004. The discount rate utilized to determine the projected benefit obligation at the measurement date for our United Kingdom pension plans, which constitutes all of our international plans and 98% of all plans, was reduced from 5.50% at December 31, 2004 to 5.00% at December 31, 2005. This decrease in discount rate resulted in increases in the present value of our benefit obligations and plan expenses. An additional future decrease in the discount rate of 50 basis points for our United Kingdom pension plans would increase our projected benefit obligation by an estimated $336 million, while a similar increase in the discount rate would reduce our projected benefit obligation by an estimated $300 million.

Our defined benefit plans reduced pretax earnings by $48 million, $58 million and $44 million for the years ended December 31, 2005, 2004 and 2003, respectively. Included in the amounts were earnings from our expected pension returns of $161 million, $150 million and $117 million for the years ended December 31, 2005, 2004 and 2003, respectively. Unrecognized actuarial gains and losses are being recognized over a period of 11 to 15 years, which represents the expected remaining service life of the employee group. Our unrecognized actuarial gains and losses arise from several factors, including experience and assumptions changes in the obligations and the difference between expected returns and actual returns on plan assets. Actual returns were $470 million, $220 million and $134 million for the years ended December 31, 2005, 2004 and 2003, respectively. The difference between actual and expected returns is deferred as an unrecognized actuarial gain or loss and is recognized as future pension expense. Our unrecognized actuarial loss at December 31, 2005 was $495 million, of which $19 million will be recognized as a component of our expected 2006 pension expense. During 2005, we made contributions to fund our defined benefit plans of $47 million. We currently expect to make contributions in 2006 of approximately $113 million, of which $105 million had been paid as of September 30, 2006.

The actuarial assumptions used in determining our pension benefits may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations.

Financial Instruments Market Risk

Foreign currency risk. We have foreign currency exchange rate risk resulting from international operations. We do not comprehensively hedge the exposure to currency rate changes; however, we selectively manage these exposures through the use of derivative instruments to mitigate our market risk from these exposures. The objective of our risk management program is to protect our cash flow related to sales or purchases of goods or services from market fluctuations in currency rates. We do not use derivative instruments for trading purposes. We used a Monte Carlo transformation to analyze our year-end 2005 derivative instruments used to hedge our foreign currency exposure noting the value at risk was immaterial.

Interest rate risk. The following table represents principal amounts of our long-term debt at December 31, 2005 and related weighted average interest rates on the repaid amounts by year of maturity for our long-term debt.

	2006	2007	2008	2009	2010	Thereafter	Total
	(millions of dollars)
Fixed-rate debt:
Repayment amount ($US)	$—	$—	$—	$—	$774	$—	$774
Weighted average interest rate on repaid amount	—	—	—	—	7.5%	—	7.5%
Variable-rate debt:
Repayment amount ($US)	$16	$16	$2	$—	$—	$—	$34
Weighted average interest rate on repaid amount	5.7%	5.7%	6.0%	—	—	—	5.7%

Environmental Matters

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others: the Comprehensive Environmental Response, Compensation, and Liability Act; the Resources Conservation and Recovery Act; the Clean Air Act; the Federal Water Pollution Control Act; and the Toxic Substances Control Act.

In addition to the federal laws and regulations, states and other countries where we do business often have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. On occasion, we are involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. Our Health, Safety and Environment group has several programs in place to maintain environmental leadership and to prevent the occurrence of environmental contamination. We do not expect costs related to environmental matters to have a material adverse effect on our consolidated financial position or our results of operations.

Related Party Transactions

We conduct business with Halliburton entities on a commercial basis. In connection with these transactions, we recognize revenue as services are rendered and costs as they are incurred. Amounts billed to us by Halliburton were primarily for services provided by Halliburton’s Energy Services Group on projects in the Middle East and were $0, $0, $18 million and $60 million for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003, respectively, and are included in cost of services in the consolidated statements of operations. Amounts we billed to Halliburton’s Energy Services Group were $1 million, $1 million, $4 million and $4 million for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003, respectively.

In addition, Halliburton and certain of its subsidiaries provide various support services to us, including information technology, legal and internal audit. Costs for information technology, including payroll processing services, which totaled $7 million, $20 million, $19 million and $22 million for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively, are allocated to us based on a combination of factors, including relative revenues, assets and payroll, and negotiation of the reasonableness of the charge. Costs for other services allocated to us were $17 million, $20 million, $20 million and $18 million for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively. Costs for these other services, including legal services and audit services, are primarily charged to us based on direct usage of the service. Costs allocated to us using a method other than direct usage are not significant individually or in the aggregate. We believe the allocation methods are reasonable. In addition, we lease office space to Halliburton at our Leatherhead, U.K. location.

Halliburton centrally develops, negotiates and administers our risk management process. The insurance program includes broad, all-risk coverage of worldwide property locations, excess worker’s compensation, general, automobile and employer liability, director’s and officer’s and fiduciary liability, global cargo coverage and other standard business coverages. Net expenses of $13 million, $17 million, $20 million, and $21 million representing our share of these risk management coverages and related administrative cost, have been allocated to us for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003, respectively. These expenses are included in cost of services in the consolidated statements of operations.

We are self insured, or participate in a Halliburton self-insured plan, for certain insurable risks, such as general liability, property damage and workers’ compensation. However, subject to specific limitations, Halliburton has umbrella insurance coverage for some of these risk exposures.

In connection with certain projects, we are required to provide letters of credit, surety bonds and guarantees to our customers. As of September 30, 2006, in addition to the $54 million of letters of credit outstanding under our revolving credit facility, we had additional letters of credit and financial guarantees totaling approximately $670 million, of which, approximately $551 million related to our joint venture operations, including $159 million issued in connection with the Allenby & Connaught project. Of the $724 million in letters of credit outstanding at September 30, 2006, $647 million were irrevocably and unconditionally guaranteed by Halliburton. With the execution of the April 2006 agreement with Petrobras, the Barracuda-Caratinga project performance letters of credit were reduced to $15 million. The remaining $158 million of outstanding letters of credit related to various other projects. In addition, Halliburton has guaranteed surety bonds and provided direct guarantees primarily related to our performance. Under certain reimbursement agreements, if we were unable to reimburse a bank under a paid letter of credit and the amount due is paid by Halliburton, we would be required to reimburse Halliburton for any amounts drawn on those letters of credit or guarantees in the future. We expect to cancel these letters of credit, surety bonds and other guarantees as we complete the underlying projects.

Prior to the closing of this offering, we will enter into various agreements to complete the separation of our business from Halliburton, including, among others, a master separation agreement, transition services agreements and a tax sharing agreement. The master separation agreement will provide for, among other things, our responsibility for liabilities relating to our business and the responsibility of Halliburton for liabilities unrelated to our business. The master separation agreement contains additional indemnification obligations and other ongoing commitments between us and Halliburton. The tax sharing agreement provides for certain U.S. income tax allocations of liabilities and other agreements between us and Halliburton with respect to tax matters. Under the transition services agreements, Halliburton will continue to provide various interim corporate support services to us and we will continue to provide various interim corporate support services to Halliburton. Because the terms of these transactions and agreements were determined by Halliburton, their terms may be less favorable to us than the terms we could have obtained from an unaffiliated third party. In addition, while we are controlled by Halliburton, it is possible for Halliburton to cause us to amend these agreements on terms that may be less favorable to us than the current terms of the agreements. For a description of these agreements and the other agreements that we will enter into with Halliburton, please read “Our Relationship With Halliburton.”

Halliburton has incurred $9 million, $9 million, $8 million and $0 for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively, for expenses relating to the FCPA and bidding practices investigations. In 2004, $1.5 million of the $8 million incurred was charged to us. Except for this $1.5 million, Halliburton has not charged these costs to us. These expenses were incurred for the benefit of both Halliburton and us, and we and Halliburton have no reasonable basis for allocating these costs between Halliburton and us.

There are risks associated with the master separation agreement and related ancillary agreements. Please read “Risk Factors—Risks Related to Our Affiliation With Halliburton—The terms of our separation from Halliburton, the related agreements and other transactions with Halliburton were determined by Halliburton and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party.”

Recent Accounting Pronouncements

In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.” This statement clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The provisions of FIN 47 were adopted as of December 31, 2005. The total liability at adoption for asset retirement obligations and the related accretion and depreciation expense for all periods presented is immaterial to our consolidated financial position and results of operations.

We adopted the provisions of SFAS No. 123(R) “Share-Based Payment” on January 1, 2006 using the modified prospective application. Certain of our key employees participate in the Halliburton stock-based employee compensation plans. Accordingly, we will recognize compensation expense for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation expense for the unvested portion of awards that were outstanding as of January 1, 2006 will be recognized ratably over the remaining vesting period based on the fair value at date of grant as calculated under the Black-Scholes option pricing model. This treatment will be consistent with our pro forma disclosure under SFAS No. 123. We will recognize compensation expense using the Black-Scholes pricing model for the ESPP beginning with the January 1, 2006 purchase period.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We will not elect early adoption of this interpretation and will adopt the provisions of FIN 48 beginning January 1, 2007. We are currently evaluating what impact, if any, this statement will have on our financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to:

•	recognize on its balance sheet the funded status (measured as the difference between the fair value of plan assets and the projected benefit obligation) of pension and other postretirement benefit plans;

•	recognize, through comprehensive income, certain changes in the funded status of a defined benefit and postretirement plan in the year in which the changes occur through comprehensive income;

•	measure plans assets and benefit obligations as of the end of the employer’s fiscal year, and;

•	disclose additional information.

The requirement to recognize the funded status of a benefit plan and the additional disclosure requirements are effective for fiscal years ending after December 15, 2006. We will adopt these SFAS No. 158 requirements for our fiscal year ending December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end is effective for fiscal years ending after December 15, 2008. We will not elect early adoption of these additional SFAS No. 158 requirements and will adopt these requirements for our fiscal year ending December 31, 2008.

We are currently assessing the quantitative impact to our financial statements, which we believe will be material. For example, using the information disclosed as of December 31, 2005, total assets as of December 31, 2005 would have been approximately $73 million lower, total liabilities would have been approximately $136 million higher, minority interest would have been approximately $74 million lower, and member’s equity and accumulated other comprehensive loss would have been $135 million lower. Because our pension and other postretirement benefit plans are dependant on future events and circumstances and current actuarial assumptions, the impact at the time of adoption of SFAS No. 158 will differ from these amounts.

BUSINESS

General

We are a leading global engineering, construction and services company supporting the energy, petrochemicals, government services and civil infrastructure sectors. We are the largest U.S.-based international contractor according to Engineering News-Record based on fiscal 2005 construction revenue from projects outside a company’s home country. Engineering News-Record also ranks us the fourth largest U.S.-based contractor overall and the fifth largest U.S.-based contractor in the industrial process and petroleum market based on fiscal 2005 construction revenue. We are a leader in many of the growing end-markets that we serve, particularly gas monetization, having designed and constructed, alone or with joint venture partners, more than half of the world’s operating LNG production capacity over the past 30 years. In addition, we are one of the ten largest government defense contractors worldwide according to a Defense News ranking based on fiscal 2005 revenue and, accordingly, we believe we are the world’s largest government defense services provider. For fiscal year 2005, we were the sixth largest contractor for the DoD based on its prime contract awards.

We offer our wide range of services through two business segments, E&C and G&I. Although we provide a wide range of services, our business in both our E&C segment and our G&I segment is heavily focused on major projects. At any given time, a relatively few number of projects and joint ventures represent a substantial part of our operations.

Energy and Chemicals. Our E&C segment designs and constructs energy and petrochemical projects, including large, technically complex projects in remote locations around the world. Our expertise includes onshore oil and gas production facilities, offshore oil and gas production facilities, including platforms, floating production and subsea facilities (which we refer to collectively as our offshore projects), onshore and offshore pipelines, LNG and GTL gas monetization facilities (which we refer to collectively as our gas monetization projects), refineries, petrochemical plants (such as ethylene and propylene) and Syngas, primarily for fertilizer-related facilities. We provide a wide range of EPC-CS services, as well as program and project management, consulting and technology services.

Government and Infrastructure. Our G&I segment delivers on-demand support services across the full military mission cycle from contingency logistics and field support to operations and maintenance on military bases. In the civil infrastructure market, we operate in diverse sectors, including transportation, waste and water treatment, and facilities maintenance. We provide program and project management, contingency logistics, operations and maintenance, construction management, engineering, and other services to military and civilian branches of governments and private customers worldwide. We currently provide these services in the Middle East to support one of the largest U.S. military deployments since World War II, as well as in other global locations where military personnel are stationed. A significant portion of our G&I segment’s current operations relate to the support of United States government operations in the Middle East, which we refer to as our Middle East operations. We are also the majority owner of DML, the owner and operator of Western Europe’s largest naval dockyard complex. Our DML shipyard operations are primarily engaged in refueling nuclear submarines and performing maintenance on surface vessels for the U.K. Ministry of Defence (MoD) as well as limited commercial projects.

We provide services to a diverse customer base, including international and national oil and gas companies, independent refiners, petrochemical producers, fertilizer producers, and domestic and foreign governments. We pursue many of our projects through joint ventures and alliances with other industry participants. For more information, please read “—Joint Ventures and Alliances.” Demand for our services depends primarily on our customers’ capital expenditures and budgets for construction and defense services. We are currently benefiting from increased capital expenditures by our petroleum and petrochemicals customer base driven by high crude oil and natural gas prices and general global economic expansion. We expect demand for our services will continue to increase with the growth in world energy consumption, which is expected to increase over 50% by 2030 according to the International Energy Agency. We also expect the heightened focus on global security, military operations and major military force realignments, as well as global growth in government outsourcing, to enhance demand for our services.

For the year ended December 31, 2005, we had total revenue of $10.1 billion and income from continuing operations of $210 million. For the nine months ended September 30, 2006, we had total revenue of $7.1 billion and income from continuing operations of $38 million compared to total revenue of $7.4 billion and income from continuing operations of $162 million for the nine months ended September 30, 2005. As of September 30, 2006, our total backlog for continuing operations was $15.0 billion, of which $6.0 billion, or 40%, was attributable to our E&C segment and $9.0 billion, or 60%, was attributable to our G&I segment. For more information, please read “—Backlog.”

Our Competitive Strengths

We believe our competitive strengths position us to continue to capitalize upon the growth occurring in the end-markets we serve. Our key competitive strengths include:

•	Industry leading global, large-scale EPC-CS experience in the upstream and downstream energy sectors.

•	Oil and gas production. Since designing and constructing the world’s first offshore oil and gas production platform in 1947, we have built some of the world’s largest oil and gas production projects and expanded our upstream capabilities to include onshore production, gas processing, flowlines and pipelines, and offshore fixed platforms and semi-submersible floating production units. Our gas processing expertise includes feasibility studies, gas processing plant design, low temperature gas separation and purification, liquefied petroleum gas recovery, enhanced oil recovery, liquid hydrogen recovery and refinery fuel gas processing.

•	Gas monetization (LNG and GTL). We have designed and constructed, alone or with joint venture partners, more than half of the world’s operating LNG production capacity over the past 30 years and have designed more LNG receiving terminals outside of Japan than any other contractor. We have built or are currently executing EPC-CS LNG liquefaction projects in eight countries. Additionally, we are actively involved in the growing GTL market, having obtained awards for two of the three projects worldwide that were either being built or were in the front-end engineering design phase as of September 30, 2006.

•	Petrochemicals. We have more than 60 years of experience building petrochemical plants and licensing process technology necessary for the production of petrochemicals around the world. We have designed, licensed and/or constructed more than 800 petrochemical projects worldwide, which include more than 30% of worldwide greenfield ethylene capacity added since 1986. We have developed or otherwise have the right to license technologies for the production of a variety of petrochemicals and chemicals, including ethylene and propylene. We also license a variety of technologies for the transformation of hydrocarbons into commodity chemicals such as phenol and aniline, which are used in the production of consumer end-products.

•	Refining. We have designed, constructed and/or licensed technology for more than 50 greenfield refineries and over 1,000 new refining units, retrofits or upgrades. During the past thirty years, there have been no new refineries built in the United States and few new refineries built worldwide. Therefore, most of the recent services we have provided to our customers have been in retrofitting or upgrading units in existing refineries. We have specialized expertise in processes that transform low value crude oil into high value transportation fuels, such as hydroprocessing, fluid catalytic cracking and residuum upgrading, and we provide proprietary heavy oil technologies to maximize refinery production yield.

•

Integrated EPC-CS services with a proprietary technology offering. We offer our energy and petrochemicals customers a fully integrated suite of EPC-CS and related services, which span the entire facility lifecycle from project development and feasibility studies through execution, facility commissioning and start-up, and operations and maintenance. This range of services allows us to provide our customers a single-source, integrated solution for fast and efficient project execution. We have developed, either independently or with others, a broad range of proprietary technologies for the petrochemicals, refining and Syngas industries, including technologies for the production of ethylene, propylene, ammonia and phenol, and for residuum upgrading, fluid catalytic cracking and hydroprocessing. In addition, we own and operate a technology center that actively works with our customers to develop new technologies and improve existing ones. During the past sixty years, we have licensed ammonia process technologies for more than 200 ammonia plants and provided some combination of EPC-CS services for over 120 of these facilities. We are working to identify new technologically driven opportunities in emerging markets, including coal monetization technologies to promote more environmentally friendly uses of abundant coal resources and CO2 sequestration to reduce CO2 emissions by capturing and injecting them underground. We believe our technology portfolio and experience in the commercial application of these technologies and related know-how differentiates us from other EPC contractors, enhances our margins and encourages customers to utilize our broader range of EPC-CS services. Customers typically select our process technologies in the beginning of a project’s development, thereby providing us with an early customer access advantage that positions us favorably for future EPC-CS work for the resulting project. These technologies also provide additional revenue opportunities in the form of front-end licensing fees.

•	Comprehensive government support services capabilities. We believe we are the world’s largest government defense services provider and a leader in developing large civil infrastructure projects. Our extensive capabilities from contingency logistics to facilities operations and maintenance to engineering and construction services allow us to serve the diverse needs of our government customers. Our global employee base and ability to quickly secure additional necessary resources provide us with the flexibility to mobilize immediately and provide responsive solutions, refined from our experience operating around the world under challenging conditions. Our personnel work primarily with the governments of the United States and United Kingdom by providing military theater support, including the design, construction and operation of military installations, and civilian infrastructure services. We have integrated these services and capabilities to support U.S. and coalition military personnel primarily in the Middle East and the Balkan states and to assist in the reconstruction efforts underway in Iraq. Across our military support service offerings, we also execute major civil infrastructure projects such as designing and constructing roads, ports, housing and command center facilities.

•	Strong, long-term relationships with key customers. We maintain strong, long-term relationships with our key customers, including international and national oil and gas companies and the world’s largest defense and government outsourcers. For example, in the early 1970s, we designed four platforms for British Petroleum’s (BP) Forties Field in the North Sea. Today, we continue to provide services to BP, including the development of the Azeri-Chirag-Gunashli fields in the Caspian Sea, the BP Tangguh LNG Project in Indonesia and the In Amenas Gas Processing plant in Algeria. Our customers include other major international oil companies such as Chevron Corporation, ExxonMobil Corporation and Royal Dutch Shell Petroleum Company, and major national oil companies such as Sonatrach (Algeria’s national oil company) and Nigeria National Petroleum Corp. In the government services sector, we have over 60 years of experience and have provided support for many U.S. military operations. Our often decades-long relationships with our customers enable us to understand their needs and to execute projects more quickly and efficiently.

•

Global footprint and proven ability to perform in remote and difficult environments. We believe the size and scale of our global operations provide us with a significant advantage compared to our competitors. Our oil and gas customers are increasingly making investment decisions to monetize energy reserves located in remote environments around the globe as current crude oil and natural gas prices make these investments more economically viable. Our resources and expertise allow us to operate in geographies with limited on-site infrastructure where many of these reserves are located. We deliver EPC-CS capabilities worldwide from the Canadian oil sands, to the oil and gas fields of the Middle East and Russia, to offshore facilities in North America, the North Sea, Africa and Asia Pacific. We have recently completed or are currently working on major projects in Algeria, Angola, Australia, Egypt, Indonesia, Nigeria and Yemen. Additionally, with processing facilities increasingly being built near oil and gas extraction points, we believe our local presence, supported by our regionally based high-value execution centers in Monterrey, Mexico and Jakarta, Indonesia (which utilize lower cost, skilled engineers and other professionals to support projects around the world), will continue to provide us with a competitive strength and strong platform for growth. Our G&I segment is currently providing military support personnel and services to U.S. and international troops in Iraq, Afghanistan and Eastern Europe. As military operations increasingly focus on the global war on terror, we believe our ability to meet the needs of governments and militaries worldwide, at any time and on any scale, will be a critical differentiating factor for us.

•	Experienced management team and workforce. Our management team and workforce includes professionals who have served at many levels of our company and possess strong industry expertise, many of whom also have extensive overseas field experience. We believe this background provides our leadership team with the perspective to understand and anticipate both the needs of our customers and the execution challenges to meet those needs. As of December 31, 2005, we had over 57,000 employees in our continuing operations.

Our Business Strategy

Our strategy is to create stockholder value by leveraging our competitive strengths and focusing on the many opportunities in the growing end-markets we serve. Key features of our strategy include:

•	Capitalize on leadership positions in growth markets. We intend to leverage our leading positions in the energy, petrochemicals and government services sectors to grow our market share.

Worldwide energy consumption is expected to increase over 50% by 2030, requiring $17 trillion of investment (including exploration, development, transmission and distribution) from 2004 through 2030 according to the International Energy Agency, or approximately $625 billion per year. To meet the expected increase in worldwide natural gas consumption, Cambridge Energy Research Associates expects today’s LNG production volumes to triple by 2020, which is expected to require approximately $200 billion of total investment. We believe we are well positioned to win project awards for additional gas monetization projects, having designed and constructed, alone or with joint venture partners, more than half of the world’s operating LNG production capacity over the past 30 years. With our experience and track record, we also believe we are well positioned to win awards for additional gas monetization facilities, oil and gas production facilities, petrochemical plants, new and retrofit refinery projects, and pipeline projects.

In the government services sector, our military customers are focused on winning the global war on terror, providing for homeland security and outsourcing “non-combatant” support services in order to direct greater resources towards combat and defense forces. Our experience and competitive strengths in logistics, contingency support, international operations and integrated security are likely to remain in demand, whether in support of peacekeeping, combat operations or homeland security.

•	Leverage technology portfolio for continued growth. We intend to capitalize on our E&C segment’s portfolio of process and design technologies and experience in the commercial application of these technologies to strengthen and differentiate our service offerings, enhance our competitiveness and increase our profitability. Our technological expertise and know-how reduces our reliance on lower margin, more commoditized service offerings and better positions us for EPC-CS package awards. We have developed, either independently or with others, solutions to support upstream oil and gas producers, including our designs for offshore and semi-submersible production facilities. To support downstream oil and gas producers, we also develop and license process and petrochemical technologies, which allow our customers to monetize previously uneconomical residual or by-product materials. Our technologies provide additional revenue opportunities in the form of front-end licensing fees and a competitive strength in the pursuit of new front-end engineering design work that can be leveraged into full EPC-CS awards.

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Selectively pursue new projects to enhance profitability and mitigate risk. We intend to focus our resources on projects and services where we believe we have competitive strengths as part of our efforts to increase our profitability and reduce our execution risk. We believe our market experience combined with key skills, knowledge and data derived from prior projects enhances our risk assessment and mitigation capabilities, enabling us to more effectively evaluate, structure and execute future projects, thereby increasing the attractiveness of our service offering to customers. Similarly, we have chosen to exit certain businesses in which we did not perceive a competitive and economic advantage. Consistent with this approach, in 2002 we announced that we would no longer pursue bidding on high risk fixed-price EPC-CS contracts for offshore production facilities. We now focus on lower risk offshore opportunities, including cost-reimbursable EPC-CS projects, fixed-price engineering-only projects or fixed-price engineering-procurement projects. Through our new executive-led business development oversight department, we are establishing greater discipline and stricter controls with respect to our pursuit of projects, including E&C projects that historically were frequently structured as fixed-price contracts, in order to meet our more stringent technical, financial, commercial and legal parameters for risk and return. We anticipate that the proportion of fixed-price components in the E&C portion of our portfolio may decline in the future as we focus on increasing profitability while mitigating risk. Additionally, we are working more closely with our government customers prior to project initiation to define the needs, scope and scale of an operation in order to reduce the potential for billing disputes and limit withholdings on future task orders under our government contracts. We believe this focused approach enhances our margins, reduces our project execution risk and positions us for continued growth.

•	Maintain a balanced and diversified portfolio. We seek to maintain a balanced and diversified portfolio of projects across end-markets, services and contract types in order to increase our operating flexibility and reduce our exposure to any particular end-market. Our E&C segment is heavily focused on oil and gas end-markets, but our ability to serve the full facility lifecycle as well as the differing subsectors of these end-markets reduces our reliance on any particular service or industry subsector. At the same time, our G&I segment continues to focus on diversifying its project portfolio as we expect the volume of work in Iraq under LogCAP III will continue to decline as our customer scales back the amount of services we provide under this contract and replaces it with a new multiple service provider contract. Our overall portfolio is also diversified by contract type. As of September 30, 2006, our total backlog for continuing operations was $15 billion, of which $5.5 billion, or 37%, was attributable to fixed-price contracts and $9.5 billion, or 63%, was attributable to cost-reimbursable contracts. Historically, our E&C segment has frequently entered into fixed-price contracts. Our strategy is to continue to evaluate E&C projects on a fixed-price basis, taking into account underlying cost volatilities, scope definition, acceptable returns for the risks to be performed and our financial ability, namely letters of credit and bonding, required to execute these projects. If we are unable to successfully address these items as well as other forms of risk, we will seek to perform these projects on a cost-reimbursable basis. Our G&I segment operates primarily under cost-reimbursable contracts.

•	Provide global execution on a cost-effective basis. In order to meet the demands of our global customers, we have developed expertise in positioning our expatriate employees around the world and hiring and training a local workforce. These capabilities benefit virtually all of our programs and projects. We seek to leverage these capabilities to allow us to meet the technical project requirements of a job at a lower cost. To enhance these existing capabilities, we employ the latest technologies and telecommunications systems to combine our resources into a global virtual execution team that delivers world-class service on a cost-effective basis around the world. For example, we combine E&C resources in Houston, London and Singapore with our high-value execution centers and our other local offices to offer integrated project management, process engineering, global procurement and technology services. We believe the integration of our regional offices, high-value execution centers and local resources enables us to provide more cost-effective global solutions for our customers.

Our History

We trace our history and culture to two businesses, The M.W. Kellogg Company (Kellogg) and Brown & Root, Inc. (Brown & Root). Each firm has a history of working in the oil and gas and government services businesses and, through a series of acquisitions became the engineering and construction subsidiary of Halliburton.

George and Herman Brown joined together in 1919 with their brother-in-law Dan Root to build what would become the largest engineering and construction firm in the United States, Brown & Root. In 1946, Brown & Root created a petroleum and chemicals division and won the first major contract to build a chemical plant for Diamond Alkali on the Houston Ship Channel. The following year, it developed the world’s first major offshore production platform. The company’s government services began in 1941 when Brown & Root entered into the shipbuilding business and completed 359 destroyer escorts and other vessels for the United States Navy. In 1951, Brown & Root won a contract to recondition 1,500 World War II tanks. Halliburton acquired Brown & Root in 1962. In the 1960s, NASA named Brown & Root as the architect engineer for the Johnson Space Center. In 1965, Brown & Root built the first offshore platform in the North Sea for Conoco in what later would become a major offshore hub. In 1987, Brown & Root made an initial investment in DML, which owns and operates the Devonport Royal Dockyard, Western Europe’s largest naval dockyard complex. In 1997 Brown & Root became the majority owner of DML.

Kellogg was founded in New York by Morris W. Kellogg in 1901 as a small pipe fabrication company. It soon expanded into the business of designing and constructing power plant chimneys and later moved into process engineering for the downstream oil and gas business. In 1927, Kellogg established its first laboratory for pilot testing new technologies, forming the foundation of Kellogg’s strong research and development focus that still exists today. In 1942, Kellogg built the first fluid catalytic cracking facility in Baton Rouge, Louisiana and in 1956 Kellogg built the first crude oil based liquid ethylene cracking facility in Europe. Kellogg first entered the LNG business in 1977 when it was selected to build a LNG liquefaction project in Skikda, Algeria. In 1988, Kellogg was acquired and became the key engineering arm of Dresser Industries.

In 1998, when Halliburton merged with Dresser Industries, Kellogg and Brown & Root were combined to form KBR. Today, KBR serves its customers through two segments. E&C combines Kellogg’s technology-based EPC capabilities with Brown & Root’s internationally recognized engineering, general contracting and maintenance capabilities. G&I has evolved from Brown & Root’s expertise in providing engineering, construction and other services to military and civilian branches of governments.

Our Energy and Chemicals Segment

Service Offerings

Program and Project Management. We provide program and project management services for EPC-CS projects, including many of today’s large-scale, multi-billion dollar projects. We have more than 400 project management, engineering and construction managers who assume overall responsibility for all aspects of a project, from feasibility studies to facilities commissioning and start-up. In addition, we often act as our customer’s direct representative, or program management contractor, by overseeing the work of other engineering and construction contractors.

Engineering. Our engineering capabilities span the entire project lifecycle, including: feasibility studies, conceptual engineering and front-end engineering design during project planning and development; detailed engineering during project execution; and asset optimizations, such as enhanced oil recovery and de-bottlenecking, to enhance efficiency and functionality during the operating life of a facility. We deliver our engineering services through over 4,000 engineers working out of 14 engineering offices around the world and utilizing industry leading design technologies.

Procurement. Our procurement services include purchasing, materials management, expediting, inspection and logistics. The procurement of materials and equipment generally accounts for between 30% and 40% of the total capital expenditures for any given project. Our procurement professionals are located in our headquarters office in Houston, as well as our offices in London, Johannesburg and Singapore.

Construction. Our construction capabilities entail all aspects of construction execution, including construction management, hiring and training local workforces, subcontracts management, and an extensive support organization for systems, equipment and tools. We are capable of delivering these services in remote and difficult environments all over the world in a safe, timely, quality-conscious and cost-effective manner.

Facility Commissioning and Start-up. We have a dedicated group that provides facility commissioning, start-up, training and other ongoing services as part of the lifecycle of a project. During facility commissioning and start-up, our team performs safety checks and equipment tests and provides personnel training for facility operations. The key experiences from each project are recorded in a facility performance database as part of our efforts to enhance our performance on future projects.

Operations and Maintenance. We provide plant project management, plant operations and maintenance services, such as repair, renovation, predictive and preventative services, and other aftermarket services to customer facilities. These services may be “pull-through” projects that transition from an EPC-CS project or stand-alone operations and maintenance contracts. Services focus on asset management or long-term facility care using direct hire maintenance technicians along with knowledge-based systems.

Consulting. We provide expert consulting services in every phase of the project lifecycle for onshore, offshore, and deepwater oil and gas developments. As we do with respect to our EPC-CS service offerings, we provide expert technical and management advice, including studies, conceptual and detailed engineering, project management and construction advisory services. In addition, we provide semi-submersible marine and naval architectural consulting services to the offshore oil and gas industry.

Technology. We develop or otherwise have the right to license proprietary technologies in the areas of olefins, refining, petrochemicals, fertilizers and semi-submersible technology and have extensive experience in the commercial application of these technologies. In addition, we own and operate a technology center that actively works with our customers to develop new technologies and improve existing technologies. We license these technologies to our customers for the design, engineering and construction of oil and gas and petrochemical facilities. We believe this technology portfolio helps us secure full EPC-CS project awards.

The following diagram provides a summary depiction of the project lifecycle and the primary services we deliver through every major phase of a project’s development.

Energy and Chemicals—Project Lifecycle

Markets

Our E&C segment provides services to the upstream and downstream energy market sectors, including:

•	Oil and gas production;

•	Gas monetization (LNG and GTL);

•	Petrochemicals;

•	Refining;

•	Syngas (including fertilizers, hydrogen and methanol); and

•	Emerging markets.

Oil and Gas Production

World energy consumption is expected to increase over 50% by 2030 primarily as a result of strong and growing economies in Asia Pacific, Africa, the Middle East and Central and South America, according to the International Energy Agency. In order to meet growing energy demands, oil and gas companies are increasing their exploration, production and transportation spending to increase production capacity and supply. Production companies are investing in development projects which may not have been economically viable at lower than current oil and gas price levels. As a result, more technologically complex projects are being undertaken to develop reserves in deepwater offshore, arctic regions and other remote locations. Capital investment in oil and gas infrastructure is expected to total approximately $6 trillion through 2030 according to the International Energy Agency.

We have over 70 years of experience and innovation in building upstream production and transport facilities, which extract product from the wellhead and deliver it to downstream processing facilities. We provide our full complement of EPC-CS services to a broad array of upstream infrastructure projects, which include onshore production facilities and flowlines, pipelines and export terminals, offshore fixed platforms, floating production storage and offloading facilities and semi-submersible floating production units, as well as subsea umbilicals, risers and flowlines for offshore production. We have the experience and capabilities to deliver these services globally and in difficult environments. In addition, we continue to develop enabling technologies and project execution methods, such as riser and hull designs for deepwater and arctic developments, improving our ability to execute projects in these challenging environments.

Gas Monetization

Natural gas is projected to be the fastest growing component of primary energy consumption over the next two decades. The main driver for this growth is electric power generation, due to growing power demand combined with environmental regulations that require the use of cleaner burning fuels. Energy Information Administration estimates that worldwide natural gas consumption will increase by almost 70% from 2002 to 2025. Trillions of cubic feet of “stranded” natural gas are located in remote areas such as the Middle East, Russia, Africa and Asia Pacific. Many of these resources are isolated from traditional gas infrastructure and primary demand centers located in the United States, Western Europe, Japan and Korea, and therefore cannot be developed and transported by traditional means. As a result, economical transportation of natural gas is a critical element in future development to meet the current and expected future supply/demand imbalances. Gas monetization technologies, including LNG and GTL, permit the economical development of these stranded resources.

Liquefied Natural Gas. LNG is natural gas that has been reduced to 1/600th of its volume by cooling it through a sophisticated refrigeration process until it liquefies. LNG is odorless, colorless, non-toxic and non-corrosive, and is among the world’s most environmentally friendly fossil fuels. In liquid form, LNG allows for natural gas to be shipped economically in specialized tankers across international waters and reconverted to gas at receiving terminals in major import markets. Cambridge Energy Research Associates expects today’s LNG production volumes to triple by 2020, with an annual average growth rate of 6.5% to 8% over this period, representing about 20% of global natural gas supply.

We have designed and constructed, alone or with joint ventures, more than half of the world’s operating LNG production capacity since the mid-1970s and have designed 54% of the LNG receiving terminals in operation outside of Japan. We have built or are currently executing EPC-CS LNG liquefaction projects in eight countries, often in areas where it has been necessary to create infrastructure and train a local workforce.

Gas-to-Liquids. GTL is a process through which natural gas is chemically converted into high quality premium liquid hydrocarbons that can be used directly as fuel or blended with lower quality fuel to bring it into compliance with environmental and performance specifications. High crude oil prices in recent years and technological advances in processing have made GTL an attractive option for monetizing stranded natural gas. Like LNG facilities, processing facilities for GTL are complex, capital intensive and usually located in remote and difficult environments. As of December 31, 2005, at least six major GTL projects were either announced or under serious consideration for implementation by 2010, representing a combined anticipated investment of over $20 billion. As of September 30, 2006, three of these projects were either being built or were in the front-end design phase. We and our gas alliance partner, JGC Corporation of Japan, have established ourselves in the GTL market and are involved in two of these three GTL projects. Significant investments in GTL technology are in progress or being considered in gas-rich countries such as Algeria, Australia, Colombia, Nigeria, Qatar and Russia.

Petrochemicals

The petrochemicals industry produces chemicals that are used to make a variety of consumer products, from plastics to car tires to compact discs. Some of these chemicals include ethylene, propylene, phenol and aniline. Global demand for consumer products, particularly in North America and Asia Pacific, continues to drive the need for increased production of ethylene, propylene and associated derivatives. According to Hydrocarbon Processing, the petrochemicals market currently represents approximately 44% of annual worldwide capital expenditures in the onshore process industry, representing an annual investment of approximately $40 billion.

We have more than sixty years of experience building petrochemical plants and licensing process technology necessary for the production of petrochemicals around the world. We have licensed and designed more than 800 petrochemical projects worldwide, and we have provided EPC-CS services to more than 160 of these facilities. Additionally, more than 30% of greenfield worldwide ethylene capacity added since 1986 was licensed, designed and/or constructed by us. In Saudi Arabia, our technology has been used in four of the eight operating ethylene plants.

We provide a range of services to the petrochemicals end-market, including technology and basic engineering packages, detailed engineering, procurement, construction, and facility commissioning and start-up. We develop or otherwise have the right to license various leading petrochemical technologies and have extensive experience in the commercial application of these technologies. These technologies include Selective Cracking Optimum Recovery (SCORE™) and SUPERFLEX™. SCORE™ is a highly-efficient, reliable and cost-effective process for the production of ethylene which includes technology developed by us and ExxonMobil. SUPERFLEX™ is a flexible proprietary technology for the production of high yields of propylene using low value chemicals. We also license a variety of technologies for the transformation of raw materials into commodity chemicals such as phenol and aniline used in the production of consumer end-products.

Refining

Over the next nine years, significant investments are expected in refining infrastructure with estimated total capital investments of approximately $200 billion through 2015 according to Purvin & Gertz. Due to shortages of refining capacity in the United States, exacerbated by the lack of new refineries built during the last few decades, refiners are considering the expansion of existing capacity or the construction of new refineries. In the United States, we have been selected to provide conceptualization, planning and early design services for a 325,000 barrels per day refinery expansion project being considered by Motiva Enterprises.

We are a leader in the petroleum refining market, having designed and/or constructed more than fifty greenfield refineries and over one thousand refining units, retrofits or upgrades since the 1950s. Our Residuum

Oil Supercritical Extraction (ROSE™) heavy oil technology is designed to maximize refinery production yield from each barrel of crude oil. The by-products, known as asphaltines, can be used as a low-cost alternative fuel. We have licensed 40 ROSE™ units, eight of which have been licensed in the past two years.

In addition to our expertise in heavy oils, in the last ten years we have licensed and designed, either independently or through our alliance with ExxonMobil Research & Engineering, over 200 hydroprocessing, fluid catalytic cracking and environmentally friendly clean fuels projects.

Syngas

Syngas is a mixture of hydrogen and carbon monoxide derived from natural gas, oil, or coal. Approximately 65% of Syngas produced is converted into ammonia, which is used in the fertilizer industry. The global demand for fertilizers has been increasing to accommodate the food production necessary to sustain an expanding population. Production capacity for ammonia, which is primarily used to produce fertilizer, is expected to increase by 16.4 million tons over the next five years according to Fertecon, which would roughly be equal to four to five ammonia plants per year. A developing source for Syngas is coal gasification, as described in “—Emerging Markets.”

We are a licensor of ammonia process technologies. During the past sixty years, we have licensed ammonia process technologies for more than 200 ammonia plants and provided some combination of EPC-CS services for over 120 of these facilities. As a result, we have extensive experience in the commercial application of these process technologies. We also have a portfolio of proprietary ammonia processes for the conversion of Syngas to ammonia. KAAPplus™, our ammonia process which combines features of the KBR Advanced Ammonia Process, the KBR Reforming Exchanger System and the KBR Purifier technology, contributes to reduced capital cost, lower energy consumption and higher reliability for ammonia producers. Complementing our technologies, we offer a range of services, from project development and feasibility studies, through execution and start-up, operation and maintenance and advance process automation.

Emerging Markets

As a technology-based EPC-CS contractor, we are focused on monitoring emerging markets and the development of promising new technologies in various stages of maturity, with the goal of nurturing the technologies until the market becomes commercially viable. We are currently focusing on coal gasification and CO2 sequestration as key emerging market opportunities.

Due to growing environmental regulations, a cleaner method of converting coal to Syngas is needed. Together with our partner Southern Company, we have been selected by the U.S. Department of Energy under its Clean Coal Power Initiative to build a 285-megawatt coal gasification facility in central Florida. The project, which uses our KBR Transport Gasifier™ technology, is a commercial demonstration of advanced coal-based gasification technology. The facility is expected to gasify Powder River Basin sub-bituminous coal to produce power in a gas turbine combined cycle and has a target completion date in 2010. The KBR Transport Gasifier™ technology is economically attractive compared to commercially available alternatives. It effectively handles low quality coals, including sub-bituminous and lignites that make up half the proven U.S. and worldwide coal reserves. Due to sustained energy demand and the high price of natural gas, coal gasification offers an economic alternative source of natural gas. As the energy supply tightens and environmental concerns increase, customers are beginning to seriously consider different sources of energy and new applications of conventional energy resources such as our coal gasification technology.

Coal gasification also allows for the capture of CO2. A major challenge for the oil and gas industry is the amount of CO2 produced, not only in downstream refining but also during a variety of processes used to deliver cleaner gas. We are helping to mitigate CO2 emissions, either by injecting CO2 underground to enhance oil and gas recovery, or by storing CO2 in depleted underground reservoirs. We have drawn upon our extensive experience designing CO2 compression systems for fertilizer plants to help design and build the world’s first full scale carbon dioxide capture project at BP’s In Salah gas development project in Algeria. About one million tons of CO2 greenhouse gas are expected to be separated and reinjected into deep wells every year throughout the first two decades of the In Salah project’s operation, nearly as much CO2 as 200,000 passenger cars emit annually.

Significant Projects

The following table summarizes several representative E&C projects currently in progress or recently completed within each of our primary end-markets.

Oil and Gas Production

Project Name	Customer Name	Location	Contract Type	Description

Azeri-Chirag- Gunashli	AIOC	Azerbaijan	Cost-reimbursable	Engineering and procurement services for six offshore platforms, subsea facilities, 600 kilometers of offshore pipeline and onshore terminal upgrades.

In Amenas Gas Development	British Petroleum / Sonatrach	Algeria	Fixed-price	EPC-CS services for gas processing facility, associated pipeline and infrastructure; joint venture with JGC.

Block 18 -Greater Plutonio	British Petroleum Angola	Angola	Cost-reimbursable	EPCm services for a floating production storage and offloading unit and subsea facilities.

LNG

Project Name	Customer Name	Location	Contract Type	Description

Tangguh LNG	BP Berau Ltd.	Indonesia	Fixed-price	EPC-CS services for two LNG liquefaction trains; joint venture with JGC and PT Pertafenikki Engineering of Indonesia.

Yemen LNG	Yemen LNG Company Ltd.	Yemen	Fixed-price	EPC-CS services for two LNG liquefaction trains; joint venture with JGC and Technip.

NLNG Trains 4, 5 and 6	Nigeria LNG Ltd.	Nigeria	Fixed-price	EPC-CS services for three LNG liquefaction trains; working through TSKJ joint venture.

GTL

Project Name	Customer Name	Location	Contract Type	Description

Escravos GTL	Chevron Nigeria Ltd. & Nigeria National Petroleum Corp.	Nigeria	Fixed-price	EPC-CS services for a GTL plant producing diesel, naphtha and liquefied petroleum gas; joint venture with JGC and Snamprogetti.

Pearl GTL	Qatar Shell GTL Ltd	Qatar	Cost-reimbursable	Front-end engineering design work and project management for the overall complex and EPCm for the GTL synthesis and utilities portions of the complex; joint venture with JGC.

Petrochemicals

Project Name	Customer Name	Location	Contract Type	Description

Sasol Superflex	Sasol Limited	South Africa	Cost-reimbursable	EPCm and facility commissioning and start-up services for propylene plant using KBR’s SUPERFLEX™ technology.

JUPC ethylene	Jubail United Petrochemicals Corporation	Saudi Arabia	Fixed-price	EPCm for ethylene plant construction and capacity expansion project.

Ethylene/Olefins Facility	Saudi Kayan Petrochemical Company	Saudi Arabia	Fixed-price	Basic process design and EPCm services for a new ethylene facility using SCORE™ technology

Refining

Project Name	Customer Name	Location	Contract Type	Description

UE-1 Upgrader Expansion Project	Syncrude Canada Ltd.	Canada	Cost-reimbursable	Recently completed EPCm revamp and greenfield refinery project for the production of Syncrude Sweet Blend.

Jamnagar Refinery Expansion	ExxonMobil	India	Multiple fixed-price contracts	Licensing and basic engineering packages for clean fuels and alkylation units.

Greenfield Refinery Project	Saudi Aramco/ ConocoPhillips	Saudi Arabia	Cost-reimbursable	Program management services including front end engineering development for a new 400,000 barrels per day greenfield refinery

Synthesis Gas / Fertilizer

Project Name	Customer Name	Location	Contract Type	Description

Egypt Ammonia Plant	Egypt Basic Industries Corporation	Egypt	Fixed-price	EPC-CS services for an ammonia plant based on KBR Advanced Ammonia Process technology.

Emerging Markets

Project Name	Customer Name	Location	Contract Type	Description

Orlando Power Project	Southern Company/U.S. Department of Energy	Florida	Cost-reimbursable	Engineering for a power plant 50% funded by the U.S. Department of Energy that will utilize KBR’s Transport Gasifier™ technology.

In Salah Gas	BP	Algeria	Fixed-price	EPC-CS services for a gas field CO2 sequestration development project.

Our Government and Infrastructure Segment

Service Offerings

Program and Project Management. With our ability to rapidly deploy on-demand support services, we provide large-scale program and project management services to our global government customers. Our management services capabilities are used throughout a project from initial planning to final execution in which we are able to deliver a combination of our contingency logistics, operations and maintenance, construction management and engineering services. These services can also include integrated security solutions to both the public and private sectors.

Contingency Logistics. We are one of the world’s largest military logistics providers with over 20,000 employees and over 30,000 subcontractor employees providing contingency or wartime logistics support to military and civilian personnel around the world as of December 31, 2005. Our rapid response logistics capabilities may include any combination of our broader service offerings, including program and project management, operations and maintenance, construction management and engineering services.

Operations and Maintenance. We have been providing systems and personnel needed to maintain worldwide government facilities for over 40 years. Our comprehensive operations and maintenance services include transportation services, quality of life services, facilities management, and maintenance and support services. Our quality of life services include housing, food service, laundry and dry cleaning, and morale, welfare and recreation services. Our maintenance services include vehicle and equipment maintenance, aircraft servicing, minor construction and repair, grounds maintenance, housing maintenance and weapons range maintenance. Our support services capabilities include refuse collection, power production and management, water treatment and distribution, wastewater treatment, hazardous waste management, custodial services, fuels handling and management, transportation services and security support.

Construction Management. We provide a broad array of construction management experience and capabilities, from design and modifications to the construction of major projects in remote and difficult environments. Our capabilities include design-build, security improvements and upgrades, construction, additions and alterations, and renovations and repairs. Our specific expertise includes barracks and camps, laboratory, healthcare and maintenance facilities, ports, embassies and consulates, utilities, schools, airfield and aviation facilities, correctional facilities, transit maintenance buildings, training facilities, and administration and operational facilities.

Engineering. We maintain an active global consulting practice providing engineering services, which include planning, design and feasibility study services, to government and commercial customers in the transportation, water resources and facilities end-markets. Our projects include highways, bridges, aviation facilities, water resources and water and wastewater utilities.

Submarine and Warship Maintenance. Through our Devonport Management Limited subsidiary, we own and operate the largest naval dockyard complex in Western Europe. Devonport Royal Dockyard is the only site in the United Kingdom equipped and licensed to refit, refuel and defuel nuclear-powered submarines for the U.K. MoD. We provide design, project and construction management services, maintenance and capability upgrades for vessels, as well as prime design, supply, support and overhaul of naval equipment and systems. We also provide project and construction management to the MoD on major naval programs, such as the MoD’s new aircraft carrier program known as the “Carrier Vessel Future.” We are also one of three companies short-listed by the MoD to be the project integrator for the vessels under the MoD’s Military Afloat Reach and Sustainability program.

Management Consulting and Training. We are a management consulting and training provider. Our services include capability development, project management, engineering and business analysis support, as well as military training, including air crew and ground crew, integrated logistics support and project management training.

Privately Financed Projects. On a selective basis, we are also a developer of and investor in privately financed projects that enable our customers to finance large-scale infrastructure projects, major military equipment purchases or industrial facilities. We enter into non-recourse financing arrangements to secure additional contracts for the provision of engineering, construction and long-term operation and maintenance services for an agreed period after the projects have been completed or equipment has been delivered.

Markets

Our G&I segment provides services to the following end-markets:

•	U.S. Department of Defense;

•	U.K. Ministry of Defence;

•	Other national governments and agencies; and

•	State and local governments.

U. S. Department of Defense. The DoD is the largest customer of our G&I segment. With a fiscal 2007 discretionary budget request of approximately $439 billion, the DoD is one of the U.S. government’s largest federal agencies. In addition, billions of congressionally approved supplemental dollars were allocated to the DoD in 2006 for the global war on terror. The DoD is restructuring its organization to focus its resources on combat forces and increase outsourcing of non-core support services. The DoD has recently changed the way it mobilizes forces and engages in conflicts by moving to the use of smaller, more rapidly deployable forces to address a shifting and often unidentifiable threat. These trends are also creating demand for our engineering and construction and operations and maintenance capabilities for military infrastructure required to support long-term deployments. We are currently providing contingency support services, including food service, fuel and equipment transportation, laundry and other services critical to maintaining troop deployments primarily in the Middle East and the Balkan states.

The DoD is also reviewing its current base operations through its “Base Realignment and Closure” initiative intended to create greater efficiency within the military budget, while also increasing troop preparedness. Under this initiative, the DoD plans to undertake a significant base closure and consolidation program which, in addition to base operations and maintenance outsourcing opportunities, is also likely to create additional engineering and construction opportunities to accommodate these changes to base infrastructure.

U.K. Ministry of Defence. The MoD is the second largest customer of our G&I segment. With a fiscal year 2006 budget of approximately £30.9 billion, the MoD is currently undertaking a defense modernization program, including new submarines, surface combatants, support ships, strike and mobility aircraft, and surveillance and electronic warfare systems. The MoD is engaged in a detailed defense industrial base review and is examining approaches toward the effective rationalization and upgrading of its assets, leading to a greater use of outsourced services and privately financed project arrangements.

Other National Governments and Agencies. We provide logistics, base operating support, construction and engineering services to other executive branch agencies of the U.S. government including the Department of State, Department of Homeland Security, Department of Energy and the National Institutes of Health. In addition, we support the Australian Ministry of Defence, the U.K. National Health Service and other national and federal government agencies. In response to recent attacks on U.S. facilities overseas, the Department of State has embarked on a fourteen-year, $17.5 billion program to design and build new U.S. embassy and consular compounds, as well as install security upgrades at dozens of existing U.S. diplomatic facilities. Additionally, prompted by the increased focus on domestic security and emergency response (including for natural disasters), the Department of Homeland Security has experienced greater need for outsourced services. The Department of Energy has a history of utilizing contractors to support and maintain its aging infrastructure and facilities and is expected to increase its utilization of outsourcing in order to meet its maintenance needs in the face of budgetary constraints. We also provide non-defense-related services to federal agencies, such as our work with the National Institutes of Health since 1993. We provide technical facilities renovation, design, construction, and maintenance services for six National Institutes of Health buildings at its Maryland campus. For the Australian Ministry of Defence, we provide air and related support training and services, and for the U.K. National Health Service, we provide systems, tools and infrastructure support to modernize the department’s computer systems.

State and Local Governments. Our primary focus within the state and local government sectors is on civil infrastructure where we believe there has been a general trend of historic under-investment. The American Society of Civil Engineers gave the United States infrastructure a “D” or “poor” rating in its 2005 Report Card for America’s Infrastructure. In particular, infrastructure related to the quality of water, wastewater, roads and transit, airports and educational facilities has declined while demand for expanded and improved infrastructure continues to outpace funding.

Significant Contracts

The following table summarizes several significant contracts under which our G&I segment is currently providing or has recently provided services.

Contingency Logistics

Project Name	Customer Name	Location	Contract Type	Description
LogCAP III	U.S. Army	Worldwide	Cost-reimbursable	Contingency support services.

PCO Oil South	U.S. Army	Iraq	Cost-reimbursable	Restoration of Iraqi oil fields (southern region).

Restore Iraqi Oil (RIO)	U.S. Army	Iraq	Cost-reimbursable	Restoration of Iraqi oil fields.

AFCAP	U.S. Air Force	Worldwide	Cost-reimbursable	Contingency support services.

TDA	U.K. Ministry of Defence	Worldwide	Fixed-price	Battlefield infrastructure support.

Contingency Support Project	U.S. Department of Homeland Security	United States	Cost-reimbursable	Indefinite delivery/indefinite quantity contingency support services.

Operations and Maintenance

Project Name	Customer Name	Location	Contract Type	Description
Balkan Support	U.S. Army	Balkans region	Cost-reimbursable	Theater-level logistics and base operating support services.

Los Alamos National Laboratory	University of California for the U.S. Department of Energy	New Mexico	Cost-reimbursable	Site support services.

Fort Knox	U.S. Air Force	Kentucky	Cost-reimbursable	Base support services.

Construction Management and Engineering

Project Name	Customer Name	Location	Contract Type	Description
CONCAP III	U.S. Navy	Worldwide	Cost-reimbursable	Emergency construction services.

CENTCOM	U.S. Army	Middle East	Combination of fixed-price and cost-reimbursable	Construction of military infrastructure and support facilities.

U.S. Embassy Macedonia	U.S. Department of State	Macedonia	Fixed-price	Design and construction of embassy.

Scottish Water	Scottish Water	Scotland	Cost-reimbursable	Program management of water assets renewal.

Hope Downs DES	Rio Tinto for Hope Downs joint venture	Australia	Cost-reimbursable	EPCm services supporting mine development.

Submarine and Warship Maintenance

Project Name	Customer Name	Location	Contract Type	Description
DML—Victorious LOP(R)	U.K. Ministry of Defence	U.K.	Fixed-price	Submarine refuel, refit and maintenance.

DML—WSMI (Warship Modernization Initiative)	U.K. Ministry of Defence	U.K.	Cost-reimbursable	Range of engineering, logistics and facilities management tasks mostly at DML’s main dockyard site.

CVF (Future Aircraft Carrier)	U.K. Ministry of Defence	U.K.	Cost-reimbursable	Program management of future aircraft carriers.

Management Consulting and Training

Project Name	Customer Name	Location	Contract Type	Description
Air 87	Australian Aerospace for the Australian Army	Australia	Fixed-price	Helicopter training services throughout the equipment lifecycle.

Air 9000	Australian Aerospace for the Australian Army	Australia	Fixed-price	Helicopter training services to support the acquisition of a new helicopter.

Privately Financed Projects

Project Name	Customer Name	Location	Contract Type	Description
FreightLink— Alice Springs-Darwin Railway	Various	Australia	Fixed-price and market rates	Design, build, own, finance and operate railway/freight services.

Heavy Equipment Transporter	U.K. Ministry of Defence	Worldwide	Combination of fixed- price and cost- reimbursable	Own, finance, operate and service battle tank transporter fleet.

Aspire Defence— Allenby & Connaught	U.K. Ministry of Defence	U.K.	Combination of fixed- price and cost-reimbursable	Own, finance, upgrade and service army facilities.

Joint Ventures and Alliances

We enter into joint ventures and alliances with other industry participants in order to reduce and diversify risk, increase the number of opportunities that can be pursued, capitalize on the strengths of each party and the relationships of each party with different potential customers, and allow for greater flexibility in choosing the preferred location for our services based on the greatest cost and geographical efficiency. Several examples of these joint ventures and alliances are described below. All joint venture ownership percentages presented are as of September 30, 2006.

•

We began working with JGC in 1978 to pursue an LNG project in Malaysia. This relationship was formalized into a gas alliance agreement in 1999, which was renewed in 2005. Under the alliance, KBR and JGC have agreed to jointly promote and market their capabilities in the natural gas industry. Our ownership interest in current projects with JGC varies between 25% and 55% depending on the number of parties involved. The alliance expires in August 2008, but contains a provision contemplating renewals as agreed by the parties. In the last 27 years, the majority of our LNG and GTL projects have been pursued jointly with JGC. KBR and JGC have been awarded twenty-one front-end engineering design and/or EPC-CS contracts for LNG and GTL facilities, and have completed over 30 million metric tons per annum of LNG capacity between 2000 and 2005. We operate this alliance through global hubs in Houston, Yokohama and London. Pursuant to the terms of our gas alliance agreement, if and when the distribution of our common stock by Halliburton to its stockholders occurs the alliance may be terminated by either party.

•	M.W. Kellogg Limited (MWKL) is a London-based joint venture that provides full EPC-CS contractor services for LNG, GTL and onshore oil and gas projects. MWKL is owned 55% by us and 45% by JGC. MWKL supports both of its parent companies, on a stand-alone basis or through our gas alliance with JGC, and also provides services to other third party customers. We consolidate MWKL for financial accounting purposes.

•	TSKJ is a joint venture formed to design and construct large-scale projects in Nigeria. TSKJ’s members are Technip, SA of France, Snamprogetti Netherlands B.V., which is a subsidiary of Saipem SpA of Italy, JGC and us, each of which has a 25% interest. TSKJ has completed five LNG production facilities on Bonny Island, Nigeria and is currently working on a sixth such facility. We account for this investment using the equity method of accounting.

•

Devonport Management Limited owns and operates the Devonport Royal Dockyard located in Plymouth, England. We own 51% of DML. Balfour Beatty and Weir Group own the remaining interests. DML provides several services to the MoD, including sole-source contracting for nuclear refitting and refueling of the MoD’s nuclear submarine fleet, surface ship maintenance and upgrading, naval base management and operational services. We consolidate DML for financial accounting purposes. The MoD has asked for additional information regarding our stand-alone financial stability and assurances that our financial stability, after this offering and after a distribution by Halliburton to its stockholders of our common stock that it owns following this offering, will continue to satisfy the MoD’s requirements. The MoD has also expressed concern that the separation of KBR from Halliburton may not suit the MoD’s best interests and has expressed a desire to assess the governance arrangements at DML to ensure that DML has sufficient freedom to act in its and the MoD’s essential interests. On November 13, 2006, the MoD asked us to withdraw this offering pending the MoD’s financial analysis of KBR on a stand-alone basis. The MoD also advised us that if we proceed with this offering without satisfying the MoD, the MoD will have little option but to take steps to cause the MoD to use its power to safeguard the essential security interests of the United Kingdom with respect to the Devonport Royal Dockyard. If the MoD deems it to be in the essential security interests of the United Kingdom, the MoD has the right to make DML’s interest in the Devonport Royal Dockyard non-voting and may have a right to remove DML’s directors of the Devonport Royal Dockyard, in which case DML would retain its economic interest in the Devonport Royal Dockyard, or the MoD may assume at any time control of the Devonport Royal Dockyard and dispose of DML’s interest on its behalf at fair value. In such a situation, the MoD would appoint an international firm of chartered accountants to determine the fair value for DML’s interest. In such event, there would be a risk that we may not agree with the determined value of DML’s interest in the Devonport Royal Dockyard, and it is unclear whether or the manner in which we could challenge the determination. Any such action by the MoD would be an event of default under the DML shareholders agreement and would permit the other partners in our DML joint venture to acquire our interest in the DML joint venture at the lower of net asset value (generally a shareholder’s initial and subsequent investment and the proportionate share of consolidated capital and revenue reserves) or fair market value, which would be determined by a chartered accountant and would be final and binding absent manifest error. We believe that the net asset value of our investment in our DML joint venture may be significantly less than the fair market value of that investment. Any exercise by our partners in the DML joint venture of their rights to acquire our interest in DML would not prejudice any other rights or remedies available to them under the joint venture agreement or otherwise. Accordingly, proceeding with this offering without satisfying the MoD, or the loss of DML’s interest in the Devonport Royal Dockyard and the loss of our interest in DML, could have a material adverse effect on our future prospects, business, results of operations and cash flow. Please read “Risk Factors—Risks Related to Our Customers and Contracts—Our G&I segment is directly affected by spending and capital expenditures by our customers and our ability to contract with our customers—This offering may adversely affect or result in the loss of our DML joint venture’s interest in the operation of the Devonport Royal Dockyard in exchange for the fair value of the interest and the loss of our interest in DML in exchange for the lower of net asset value or fair market value, which could have a material adverse effect on our future prospects, business, results of operations and cash flow” and “Risk Factors—Risks Related to Our Customers and Contracts—Our results of operations depend on the award of new contracts and the timing of the performance of these contracts—Our customers and prospective customers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.”

•	Brown & Root-Condor Spa (BRC), a joint venture with Sonatrach and another Algerian company, enhances our ability to operate in Algeria by providing access to local resources. BRC executes work for Algerian and international customers, including Sonatrach. BRC has built oil and gas production facilities and civil infrastructure projects, including hospitals and office buildings. We have a 49% interest in the joint venture. We account for this investment using the equity method of accounting.

•	KSL is a joint venture with Shaw Group and Los Alamos Technical, formed to provide support services to the Los Alamos National Laboratory in New Mexico. We are a 55% owner and the managing partner of KSL. The joint venture serves as subcontractor to the University of California, which in December 2005 won a rebid for laboratory operatorship. As part of the rebid, the University of California system is required to continue using KSL for support services. This contract has five one-year extension options beginning in 2008. We consolidate KSL for financial accounting purposes.

•	FreightLink—The Alice Springs-Darwin railroad is a privately financed project initiated in 2001 to build, own and operate the transcontinental railroad from Alice Springs to Darwin, Australia and has been granted a 50-year concession period by the Australian government. We provided EPC services and are the largest equity holder in the project with a 36.7% interest, with the remaining equity held by eleven other participants. We account for this investment using the equity method of accounting.

•	Aspire Defence—Allenby-Connaught is a joint venture between us, Mowlem Plc. and a financial investor formed to contract with the MoD to upgrade and service certain United Kingdom military facilities. In addition to a package of ongoing services to be delivered over 35 years, the project includes a nine-year construction program. We indirectly own a 45% interest in Aspire Defence, the project company that is the holder of the 35-year concession contract. In addition, we own a 50% interest in each of the two joint ventures that provide the construction and related support services to Aspire Defence. We account for this investment using the equity method of accounting.

•	In 2002, we entered into a cooperative agreement with ExxonMobil Research and Engineering Company for licensing fluid catalytic cracking technology that was an extension of a previous agreement with Mobil Oil Corporation. Under this alliance, we offer to the industry certain fluid catalytic cracking technology that is available from both parties. We lead the marketing effort under this collaboration, and we co-develop certain new fluid catalytic cracking technology.

Backlog

Backlog represents the dollar amount of revenue we expect to realize in the future as a result of performing work under multi-period contracts that have been awarded to us. Backlog is not a measure defined by generally accepted accounting principles, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. Backlog may not be indicative of future operating results. Not all of our revenue is recorded in backlog for a variety of reasons, including the fact that some projects begin and end within a short-term period. Many contracts do not provide for a fixed amount of work to be performed and are subject to modification or termination by the customer. The termination or modification of any one or more sizeable contracts or the addition of other contracts may have a substantial and immediate effect on backlog.

We generally include total expected revenue in backlog when a contract is awarded and/or the scope is definitized. On our projects related to unconsolidated joint ventures, we include our percentage ownership of the joint venture’s backlog. Because these projects are accounted for under the equity method, only our share of future earnings from these projects will be recorded in our revenue. Our backlog for projects related to unconsolidated joint ventures in our continuing operations totaled $4.4 billion, $2.9 billion and $0.8 billion at September 30, 2006 and at December 31, 2005 and 2004, respectively. We also consolidate joint ventures which are majority-owned and controlled or are variable interest entities in which we are the primary beneficiary. Our backlog for projects related to consolidated joint ventures with minority interests includes 100% of the backlog associated with those joint ventures and totaled $4.2 billion, $3.6 billion and $0.4 billion at September 30, 2006 and at December 31, 2005 and 2004, respectively.

For long-term contracts, the amount included in backlog is limited to five years. In many instances, arrangements included in backlog are complex, nonrepetitive in nature, and may fluctuate depending on expected revenue and timing. Where contract duration is indefinite, projects included in backlog are limited to the estimated amount of expected revenue within the following twelve months. Certain contracts provide maximum dollar limits, with actual authorization to perform work under the contract being agreed upon on a periodic basis with the customer. In these arrangements, only the amounts authorized are included in backlog. For projects where we solely act in a project management capacity, we only include our management scope of each project in backlog.

Backlog(1)(2)

	December 31,			September 30, 2006
	2005	2004	2003
	(In millions)
G&I—Middle East Operations	$2,139	$1,732	$2,336	$4,157
G&I—DML Shipyard Operations	1,305	883	1,137	1,182
G&I—Other	1,708	2,128	2,628	3,629
E&C—Gas Monetization	3,651	443	422	4,179
E&C—Offshore Projects	275	444	545	140
E&C—Other	1,511	1,462	1,578	1,707

Total backlog for continuing operations	$10,589	$7,092	$8,646	$14,994

(1)	Our backlog for continuing operations does not include backlog associated with our E&C segment’s Production Services group, which we sold in May 2006 and have accounted for as discontinued operations. Backlog for the Production Services group was $1.2 billion, $1.3 billion and $1.1 billion as of December 31, 2005, 2004 and 2003, respectively.
(2)	Our G&I segment’s total backlog from continuing operations attributable to firm orders was $5.9 billion, $3.4 billion, $3.9 billion and $5.0 billion as of September 30, 2006 and December 31, 2005, 2004 and 2003, respectively. Our G&I segment’s total backlog from continuing operations attributable to unfunded orders was $3.1 billion, $1.8 billion, $816 million and $1.1 billion as of September 30, 2006 and December 31, 2005, 2004 and 2003, respectively.

We estimate that as of September 30, 2006, 51% of our E&C segment backlog and 66% of our G&I segment backlog will be complete within one year. As of September 30, 2006, 37% of our backlog for continuing operations was attributable to fixed-price contracts and 63% was attributable to cost-reimbursable contracts. For contracts that contain both fixed-price and cost-reimbursable components, we characterize the entire contract based on the predominant component. As of September 30, 2006, our backlog under the LogCAP III contract was $4.0 billion. We were awarded a task order for approximately $3.5 billion for our continued services in Iraq through September 2007 under the LogCAP III contract. Unfunded government orders are firm but not yet funded, letters of intent, and contracts awarded but not signed.

Contracts

Our contracts can be broadly categorized as either cost-reimbursable or fixed-price, sometimes referred to as lump-sum. Some contracts can involve both fixed-price and cost-reimbursable elements.

Fixed-price contracts are for a fixed sum to cover all costs and any profit element for a defined scope of work. Fixed-price contracts entail more risk to us because they require us to predetermine both the quantities of work to be performed and the costs associated with executing the work. Although fixed-price contracts involve greater risk than cost-reimbursable contracts, they also are potentially more profitable for the contractor, since the owner/customer pays a premium to transfer many risks to the contractor.

Cost-reimbursable contracts include contracts where the price is variable based upon our actual costs incurred for time and materials, or for variable quantities of work priced at defined unit rates, including reimbursable labor hour contracts. Profit on cost-reimbursable contracts may be based upon a percentage of costs incurred and/or a fixed amount. Cost-reimbursable contracts are generally less risky than fixed-price contracts because the owner/customer retains many of the risks.

In 2002, we announced that we would no longer pursue bidding on high risk fixed-price EPC-CS contracts for offshore production facilities. We have only two remaining major fixed-price EPC-CS offshore construction projects. As of September 30, 2006, they were substantially complete.

Our G&I segment provides substantial work under government contracts with the DoD and other governmental agencies. These contracts include our LogCAP contract and contracts to rebuild Iraq’s petroleum industry such as the PCO Oil South contract. If our customer or a government auditor finds that we improperly charged any costs to a contract, these costs are not reimbursable or, if already reimbursed, the costs must be refunded to the customer. If performance issues arise under any of our government contracts, the government retains the right to pursue remedies, which could include threatened termination or termination under any affected contract. Furthermore, the government may terminate or reduce the amount of work under certain of our contracts at any time.

Competition and Scope of Global Operations

Our services are sold in highly competitive markets throughout the world. The principal methods of competition with respect to sales of our services include:

•	price;

•	service delivery, including the ability to deliver personnel, processes, systems and technology on an “as needed, where needed, when needed” basis with the required local content and presence;

•	health, safety, and environmental standards and practices;

•	financial strength;

•	service quality;

•	warranty;

•	breadth of technology and technical sophistication; and

•	customer relationships.

We conduct business in over 45 countries. Our operations in countries other than the United States accounted for approximately 87% of our consolidated revenue during 2005 and 90% of our consolidated revenue during 2004. Based on the location of services provided, 50% of our consolidated revenue in 2005 and 45% in 2004 was from our operations in Iraq, primarily related to our work for the United States government. Revenue from our operations in Iraq represented approximately 27% of our consolidated revenue in 2003. Also, 8% of our consolidated revenue during 2005 was from the United Kingdom.

We market substantially all of our services through our servicing and sales organizations. We serve highly competitive industries and we have many substantial competitors. Some of our competitors have greater financial and other resources and access to capital than we do, which may enable them to compete more effectively for large-scale project awards. Since the markets for our services are vast and cross numerous geographic lines, we cannot make a meaningful estimate of the total number of our competitors.

Our operations in some countries may be adversely affected by unsettled political conditions, acts of terrorism, civil unrest, expropriation or other governmental actions, and exchange control and currency problems. Except for our government services work in Iraq, we believe the geographic diversification of our business activities reduces the risk that a loss of operations in any one country would be material to our operations taken as a whole.

Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Instruments Market Risk” and Note 18 to our consolidated financial statements for information regarding our exposures to foreign currency fluctuations, risk concentration, and financial instruments used to minimize our risks.

Customers

We provide services to a diverse customer base, including international and national oil and gas companies, independent refiners, petrochemical producers, fertilizer producers and domestic and foreign governments.

Revenue from the U.S. government, resulting primarily from work performed in the Middle East by our G&I segment, represented 65% of our 2005 consolidated revenue, 67% of our 2004 consolidated revenue, and 47% of our 2003 consolidated revenue. No other customer represented more than 10% of consolidated revenue in any of these periods.

Raw Materials

Equipment and materials essential to our business are available from worldwide sources. Current market conditions have triggered constraints in the supply chain of certain equipment and materials. We are proactively seeking ways to ensure the availability of equipment and materials as well as manage rising costs. Our procurement department is actively leveraging our size and buying power through several programs designed to ensure that we have access to key equipment and materials at the best possible prices and delivery schedule. Please read, “Risk Factors—Risks Related to Our Customers and Contracts—Difficulties in engaging third party subcontractors, equipment manufacturers or materials suppliers or failures by third party subcontractors, equipment manufacturers or materials suppliers to perform could result in projects delays and cause us to incur additional costs.”

Intellectual Property

We have developed or otherwise have the right to license leading technologies, including technologies held under license from third parties, used for the production of a variety of petrochemicals and chemicals and in the areas of olefins, refining, fertilizers and semi-submersible technology. Our petrochemical technologies include SCORE™ and SUPERFLEX™. SCORE™ is a process for the production of ethylene which includes technology developed with ExxonMobil. SUPERFLEX™ is a flexible proprietary technology for the production of high yields of propylene using low value chemicals. We also license a variety of technologies for the transformation of raw materials into commodity chemicals such as phenol and aniline used in the production of consumer end-products. Our Residuum Oil Supercritical Extraction (ROSE™) heavy oil technology is designed to maximize the refinery production yield from each barrel of crude oil. The by-products from this technology, known as asphaltines, can be used as a low-cost alternative fuel. We are also a licensor of ammonia process technologies and have the right to license ammonia processes used in the conversion of Syngas to ammonia. KAAPplus™, our ammonia process which combines the best features of the KBR Advanced Ammonia Process, the KBR Reforming Exchanger System and the KBR Purifier technology, offers ammonia producers reduced capital cost, lower energy consumption and higher reliability. We believe our technology portfolio and experience in the commercial application of these technologies and related know-how differentiates us from other EPC contractors, enhances our margins and encourages customers to utilize our broad range of EPC-CS services.

Our rights to make use of technologies licensed to us are governed by written agreements of varying durations, including some with fixed terms that are subject to renewal based on mutual agreement. For example, our SCORETM license runs until 2028 while our rights to SUPERFLEXTM currently expire in 2013. Both may be further extended and we have historically been able to renew existing agreements as they expire. We expect these and other similar agreements to be extended so long as it is mutually advantageous to both parties at the time of renewal. For technologies we own, we protect our rights through patents and confidentiality agreements to protect our know-how and trade secrets. Our ammonia process technology is protected through twenty-two active patents, the last of which expires in 2022.

Technology Development

We own and operate a technology center that actively works with our customers to develop new technologies and improve existing ones. We license these technologies to our customers for the design, engineering and construction of oil and gas and petrochemical facilities. We are also working to identify new technologically driven opportunities in emerging markets, including coal monetization technologies to promote more environmentally friendly uses of abundant coal resources and CO2 sequestration to reduce CO2 emissions by capturing and injecting them underground. Our expenditures for research and development activities were $2 million in 2005 and $6 million in each of 2004 and 2003. We make additional technology expenditures in connection with our technology center, our licenses and for new technologies developed jointly with our customers. As an example, we make expenditures in connection with the development or use of technology with respect to our projects that are charged to the particular projects and are not included as part of our research and development expenditures.

Seasonality

On an overall basis, our operations are not generally affected by seasonality. Weather and natural phenomena can temporarily affect the performance of our services, but the widespread geographic scope of our operations mitigates those effects.

Employees

As of December 31, 2005, we had over 57,000 employees in our continuing operations and over 5,500 employees in our E&C segment’s Production Services group, which we sold in May 2006 and which we have accounted for as discontinued operations. At December 31, 2005, approximately 9% of the employees in our continuing operations were subject to collective bargaining agreements. Based upon the geographic diversification of our employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole. We believe that our employee relations are good.

Health and Safety

We are subject to numerous health and safety laws and regulations. In the United States, these laws and regulations include: the Federal Occupation Safety and Health Act and comparable state legislation, the Mine Safety and Health Administration laws, and safety requirements of the Departments of State, Defense, Energy and Transportation. We are also subject to similar requirements in other countries in which we have extensive operations, including the United Kingdom where we are subject to the various regulations enacted by the Health and Safety Act of 1974.

These regulations are frequently changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We actively seek to maintain a safe, healthy and environmentally friendly work place for all of our employees and those who work with us. However, we provide some of our services in high-risk locations and, as a result, we may incur substantial costs to maintain the safety of our personnel.

Environmental Regulation

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

•	the Comprehensive Environmental Response, Compensation and Liability Act;

•	the Resources Conservation and Recovery Act;

•	the Clean Air Act;

•	the Federal Water Pollution Control Act; and

•	the Toxic Substances Control Act.

In addition to federal laws and regulations, states and other countries where we do business often have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. On occasion, we are involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters.

We do not expect costs related to these remediation requirements to have a material adverse effect on our consolidated financial position or our results of operations.

Properties

We own or lease properties in domestic and foreign locations. The following locations represent our major facilities.

Location	Owned/Leased	Description	Segment

Houston, Texas	Leased(1)	High-rise office facility	E&C

Arlington, Virginia	Leased	Campus facility	G&I

Houston, Texas	Owned	Campus facility	G&I and E&C

Leatherhead, United Kingdom	Owned	Campus facility	G&I and E&C

(1)	At September 30, 2006, we had a 50% interest in a joint venture which owns this office facility.

We also own or lease numerous small facilities that include our technology center, sales offices and project offices throughout the world. We own or lease marine fabrication facilities covering approximately 446 acres in Texas, England and Scotland. Our marine facilities located in Texas and Scotland are currently for sale. All of our owned properties are unencumbered and we believe all properties that we currently occupy are suitable for their intended use.

Legal Proceedings

DCAA Audit Issues

Our operations under United States government contracts are regularly reviewed and audited by the DCAA, and other governmental agencies. The DCAA serves in an advisory role to our customer. When issues are found during the governmental agency audit process, these issues are typically discussed and reviewed with us. The

DCAA then issues an audit report with its recommendations to our customer’s contracting officer. In the case of management systems and other contract administrative issues, the contracting officer is generally with the DCMA. We then work with our customer to resolve the issues noted in the audit report. If our customer or a government auditor finds that we improperly charged any costs to a contract, these costs are not reimbursable, or, if already reimbursed, the costs must be refunded to the customer. Because of the scrutiny involving our government contracts operations, issues raised by the DCAA may be more difficult to resolve.

Dining Facilities. Recently, the DCAA has raised questions regarding $95 million of costs related to dining facilities in Iraq. We have responded to the DCAA that we believe our costs are reasonable.

Fuel. In December 2003, the DCAA issued a preliminary audit report that alleged that we may have overcharged the Department of Defense by $61 million in importing fuel into Iraq. The DCAA questioned costs associated with fuel purchases made in Kuwait that were more expensive than buying and transporting fuel from Turkey. We responded that we had maintained close coordination of the fuel mission with the Army Corps of Engineers, or “COE,” which was our customer and oversaw the project throughout the life of the task orders and that the COE had directed us to use the Kuwait sources. After a review, the COE concluded that we obtained a fair price for the fuel. However, Department of Defense officials referred the matter to the agency’s inspector general, which we understand commenced an investigation.

Laundry. Prior to the fourth quarter of 2005, we received notice from the DCAA that it recommended withholding $18 million of subcontract costs related to the laundry service for one task order in southern Iraq for which it believes we and our subcontractors have not provided adequate levels of documentation supporting the quantity of the services provided. In the fourth quarter of 2005, the DCAA issued a notice to disallow costs totaling approximately $12 million, releasing $6 million of amounts previously withheld. In the second quarter of 2006, we successfully resolved this matter with the DCAA and received payment of the remaining $12 million.

Containers. In June 2005, the DCAA recommended withholding certain costs associated with providing containerized housing for soldiers and supporting civilian personnel in Iraq. The DCAA had recommended that the costs be withheld pending receipt of additional explanation or documentation to support the subcontract costs. Approximately $55 million has been withheld as of September 30, 2006, of which $17 million has been withheld from our subcontractors. We will continue working with the government and our subcontractors to resolve this issue.

Other Issues. The DCAA is continuously performing audits of costs incurred for the foregoing and other services provided by us under our government contracts. During these audits, there are likely to be questions raised by the DCAA about the reasonableness or allowability of certain costs or the quality or quantity of supporting documentation. The DCAA might recommend withholding some portion of the questioned costs while the issues are being resolved with our customer. We do not believe any potential withholding will have a significant or sustained impact on our liquidity.

McBride qui tam suit

In September 2006, we became aware of a qui tam action filed against us by a former employee alleging various wrongdoings in the form of overbillings of our customer on the LogCAP III contract. This case was originally filed pending the government’s decision whether or not to participate in the suit. In June 2006, the government formally declined to participate. The principal allegations are that our compensation for the provision of Morale, Welfare and Recreation (MWR) facilities under LogCAP III is based on the volume of usage of those facilities and that we deliberately overstated that usage. In accordance with the contract, we charged our customer based on actual cost, not based on the number of users. It was also alleged that, during the period from November 2004 into mid-December 2004, we continued to bill the customer for lunches, although the dining facility was closed and not serving lunches. There are also allegations regarding housing containers and our provision of services to our employees and contractors. Our investigation is in its earliest stages. However, we believe the allegations to be without merit, and we intend to vigorously defend this action. As of September 30, 2006, we had accrued $0 in connection with this matter.

Investigations Relating to Iraq and Kuwait

In October 2004, we reported to the DoD Inspector General’s office that two former employees in Kuwait may have had inappropriate contacts with individuals employed by or affiliated with two third party subcontractors prior to the award of the subcontracts. The Inspector General’s office may investigate whether these two employees may have solicited and/or accepted payments from those third party subcontractors while they were employed by us.

We also provided information to the DoD Inspector General’s office in February 2004 about other contacts between former employees and our subcontractors and, in March 2006, one of these former employees pled guilty to taking money in exchange for awarding work to a Saudi Arabian subcontractor. The Inspector General’s investigation of these matters may continue.

In October 2004, a civilian contracting official in the COE asked for a review of the process used by the COE for awarding some of the contracts to us. We understand that the DoD Inspector General’s office may review the issues involved.

We understand that the DOJ, an Assistant United States Attorney based in Illinois, and others are investigating these and other individually immaterial matters we have reported relating to our government contract work in Iraq. If criminal wrongdoing were found, criminal penalties could range up to the greater of $500,000 in fines per count for a corporation or twice the gross pecuniary gain or loss. We also understand that certain of our current and former employees have received subpoenas and have given or may give grand jury testimony related to some of these matters.

The Balkans

We have had inquiries in the past by the DCAA and the civil fraud division of the DOJ into possible overcharges for work performed during 1996 through 2000 under a contract in the Balkans, for which inquiry has not yet been completed by the DOJ. Based on an internal investigation, we credited our customer $2 million during 2000 and 2001 related to our work in the Balkans as a result of billings for which support was not readily available. We believe that the preliminary DOJ inquiry relates to potential overcharges in connection with a part of the Balkans contract under which approximately $100 million in work was done. We believe that any allegations of overcharges would be without merit. Amounts accrued related to this matter as of September 30, 2006 are not material.

SIGIR Report

In October 2006, the Special Inspector General For Iraq Reconstruction, or SIGIR, issued a report stating that we have improperly labeled reports provided to our customer, AMC, as proprietary data, when the data marked as such does not relate to internal contractor information. We will work with AMC to address the issues raised by the SIGIR report.

FCPA Investigations

The SEC is conducting a formal investigation into whether improper payments were made to government officials in Nigeria through the use of agents or subcontractors in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. The DOJ is also conducting a related criminal investigation. The SEC has also issued subpoenas seeking information, which we are furnishing, regarding current and former agents used in connection with multiple projects, including current and prior projects, over the past 20 years located both in and outside of Nigeria in which we, The M.W. Kellogg Company, M.W. Kellogg Limited or their or our joint ventures are or were participants. In September 2006, the SEC requested that we enter into a tolling agreement with respect to its investigation. We anticipate that we will enter into an appropriate tolling agreement with the SEC.

TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V. (a subsidiary of Saipem SpA of Italy), JGC Corporation of Japan, and Kellogg Brown & Root LLC (a subsidiary of ours and successor to The M.W. Kellogg Company), each of which had a 25% interest in the venture at September 30, 2006. TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V. (an affiliate of ENI SpA of Italy). M.W. Kellogg Limited is a joint venture in which we had a 55% interest at September 30, 2006, and M.W. Kellogg Limited and The M.W. Kellogg Company were subsidiaries of Dresser Industries before Halliburton’s 1998 acquisition of Dresser Industries. The M.W. Kellogg Company was later merged with a Halliburton subsidiary to form Kellogg Brown & Root, one of our subsidiaries.

The SEC and the DOJ have been reviewing these matters in light of the requirements of the FCPA. Halliburton has been cooperating with the SEC and DOJ investigations and with other investigations in France, Nigeria and Switzerland into the Bonny Island project. Halliburton’s Board of Directors has appointed a committee of independent directors to oversee and direct the FCPA investigations. Halliburton, acting through its committee of independent directors, will continue to oversee and direct the investigations after the offering, and our directors that are independent of Halliburton and us, acting as a committee of our board of directors, will monitor the continuing investigations directed by Halliburton.

The matters under investigation relating to the Bonny Island project cover an extended period of time (in some cases significantly before Halliburton’s 1998 acquisition of Dresser Industries and continuing through the current time period). We have produced documents to the SEC and the DOJ both voluntarily and pursuant to company subpoenas from the files of numerous officers and employees of Halliburton and KBR, including many current and former executives of Halliburton and KBR, and we are making our employees available to the SEC and the DOJ for interviews. In addition, we understand that the SEC has issued a subpoena to A. Jack Stanley, who formerly served as a consultant and chairman of Kellogg Brown & Root and to others, including certain of our current and former employees, former executive officers and at least one of our subcontractors. We further understand that the DOJ has issued subpoenas for the purpose of obtaining information abroad, and we understand that other partners in TSKJ have provided information to the DOJ and the SEC with respect to the investigations, either voluntarily or under subpoenas.

The SEC and DOJ investigations include an examination of whether TSKJ’s engagements of Tri-Star Investments as an agent and a Japanese trading company as a subcontractor to provide services to TSKJ were utilized to make improper payments to Nigerian government officials. In connection with the Bonny Island project, TSKJ entered into a series of agency agreements, including with Tri-Star Investments, of which Jeffrey Tesler is a principal, commencing in 1995 and a series of subcontracts with a Japanese trading company commencing in 1996. We understand that a French magistrate has officially placed Mr. Tesler under investigation for corruption of a foreign public official. In Nigeria, a legislative committee of the National Assembly and the Economic and Financial Crimes Commission, which is organized as part of the executive branch of the government, are also investigating these matters. Our representatives have met with the French magistrate and Nigerian officials. In October 2004, representatives of TSKJ voluntarily testified before the Nigerian legislative committee. We are also aware that the Serious Frauds Office in the United Kingdom is conducting an investigation relating to the activities of TSKJ.

We notified the other owners of TSKJ of information provided by the investigations and asked each of them to conduct their own investigation. TSKJ has suspended the receipt of services from and payments to Tri-Star Investments and the Japanese trading company and has considered instituting legal proceedings to declare all agency agreements with Tri-Star Investments terminated and to recover all amounts previously paid under those agreements. In February 2005, TSKJ notified the Attorney General of Nigeria that TSKJ would not oppose the Attorney General’s efforts to have sums of money held on deposit in accounts of Tri-Star Investments in banks in Switzerland transferred to Nigeria and to have the legal ownership of such sums determined in the Nigerian courts.

As a result of these investigations, information has been uncovered suggesting that, commencing at least 10 years ago, members of TSKJ planned payments to Nigerian officials. We have reason to believe, based on the ongoing investigations, that payments may have been made by agents of TSKJ to Nigerian officials. In addition, information recently uncovered suggests that, prior to 1998, plans may have been made by employees of The M.W. Kellogg Company to make payments to government officials in connection with the pursuit of a number of other projects in countries outside of Nigeria. Certain of these employees are current employees or a consultant of ours. As a result, the consultant may be placed on suspension, and Halliburton’s pending investigation will include a review of the actions of these employees.

In June 2004, all relationships with Mr. Stanley and another consultant and former employee of M.W. Kellogg Limited were terminated. The termination of Mr. Stanley occurred because of violations of Halliburton’s Code of Business Conduct that allegedly involved the receipt of improper personal benefits from Mr. Tesler in connection with TSKJ’s construction of the Bonny Island project.

In 2006, Halliburton suspended the services of another agent who, until such suspension, had worked for us outside of Nigeria on several current projects and on numerous older projects going back to the early 1980s. The suspension will continue until such time, if ever, as Halliburton can satisfy itself regarding the agent’s compliance with applicable law and Halliburton’s Code of Business Conduct. In addition, Halliburton is actively reviewing the compliance of an additional agent on a separate current Nigerian project with respect to which Halliburton has recently received from a joint venture partner on that project allegations of wrongful payments made by such agent.

If violations of the FCPA were found, a person or entity found in violation could be subject to fines, civil penalties of up to $500,000 per violation, equitable remedies, including disgorgement (if applicable) generally of profits, including prejudgment interest on such profits, causally connected to the violation, and injunctive relief.

Criminal penalties could range up to the greater of $2 million per violation or twice the gross pecuniary gain or loss from the violation, which could be substantially greater than $2 million per violation. It is possible that both the SEC and the DOJ could assert that there have been multiple violations which could lead to multiple fines. The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, the findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of us or our affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided to the government authorities during the investigations. Agreed dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms negotiated with the SEC and the DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring compliance with the FCPA. Other potential consequences could be significant and include suspension or debarment of our ability to contract with governmental agencies of the United States and of foreign countries.

These investigations could also result in (1) third-party claims against us, which may include claims for special, indirect, derivative or consequential damages, (2) damage to our business or reputation, (3) loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business, prospects, profits or business value, (4) adverse consequences on our ability to obtain or continue financing for current or future projects and/or (5) claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of us or our subsidiaries. In this connection, we understand that the government of Nigeria gave notice in 2004 to the French magistrate of a civil claim as an injured party in that proceeding. We are not aware of any further developments with respect to this claim. In addition, we could incur costs and expenses for any monitor required by or agreed to with a governmental authority to review our continued compliance with FCPA law.

The investigations by the SEC and DOJ and foreign governmental authorities are continuing. We do not expect these investigations to be concluded prior to conclusion of this offering or in the immediate future. The various governmental authorities could conclude that violations of the FCPA or applicable analogous foreign laws have occurred with respect to the Bonny Island project and other projects in or outside of Nigeria. In such circumstances, the resolution or disposition of these matters, even after taking into account the indemnity from Halliburton with respect to liabilities for fines or other monetary penalties or direct monetary damages, including disgorgement, that may be assessed by the U.S. and certain foreign governments or governmental agencies against us or our greater than 50%-owned subsidiaries could have a material adverse effect on our business, prospects, results or operations, financial condition and cash flow. Please read “—Risks Related to Our Affiliation With Halliburton—Halliburton’s indemnity for Foreign Corrupt Practices Act matters does not apply to all potential losses, Halliburton’s actions may not be in our stockholders’ best interests and we may take or fail to take actions that could result in our indemnification from Halliburton with respect to Foreign Corrupt Practices Act matters no longer being available.”

Bidding Practices Investigations

In connection with the investigation into payments relating to the Bonny Island project in Nigeria, information has been uncovered suggesting that Mr. Stanley and other former employees may have engaged in coordinated bidding with one or more competitors on certain foreign construction projects and that such coordination possibly began as early as the mid-1980s.

On the basis of this information, Halliburton and the DOJ have broadened their investigations to determine the nature and extent of any improper bidding practices, whether such conduct violated United States antitrust laws, and whether former employees may have received payments in connection with bidding practices on some foreign projects.

If violations of applicable United States antitrust laws occurred, the range of possible penalties includes criminal fines, which could range up to the greater of $10 million in fines per count for a corporation, or twice the gross pecuniary gain or loss, and treble civil damages in favor of any persons financially injured by such violations. Criminal prosecutions under applicable laws of relevant foreign jurisdictions and civil claims by, or relationship issues with customers, are also possible. Halliburton’s indemnity does not apply to liabilities, if any, for fines, other monetary penalties or other potential losses arising out of violations of United States antitrust laws.

Possible Algerian Investigation

We believe that an investigation by a magistrate or a public prosecutor in Algeria may be pending with respect to sole source contracts awarded to Brown & Root-Condor Spa, a joint venture among Kellogg Brown & Root Ltd UK, Centre de Recherche Nuclear de Draria and Holding Services para Petroliers Spa. We had a 49% interest in this joint venture as of September 30, 2006.

Iraq Overtime Litigation

During the fourth quarter of 2005, a group of present and former employees working on the LogCAP III contract in Iraq and elsewhere filed a class action lawsuit alleging that we wrongfully failed to pay time and a half for hours worked in excess of 40 per work week and that “uplift” pay, consisting of a foreign service bonus, an area differential and danger pay, was only applied to the first 40 hours worked in any work week. The class alleged by plaintiffs consists of all current and former employees on the LogCAP III contract from December 2001 to present. The basis of plaintiffs’ claims is their assertion that they are intended third party beneficiaries of the LogCAP III contract, and that the LogCAP III contract obligated us to pay time and a half for all overtime hours. We have moved to dismiss the case on a number of bases. On September 26, 2006, the court granted the motion to dismiss insofar as claims for overtime pay and “uplift” pay are concerned, leaving only a contractual claim for miscalculation of employees’ pay. It is premature to assess the probability of an adverse result on that remaining claim. However, because the LogCAP III contract is cost-reimbursable, we believe that we could charge any adverse award to the customer. On October 13, 2006, the plaintiffs filed their notice of appeal. It is our intention to vigorously defend the appeal and the judgment of dismissal. As of September 30, 2006, we had $0 accrued related to this matter.

Asbestos and Silica Settlement and Prepackaged Chapter 11 Proceeding and Completion

In December 2003, six of our subsidiaries (and two other entities that are subsidiaries of Halliburton) sought Chapter 11 protection to avail themselves of the provisions of Sections 524(g) and 105 of the United States Bankruptcy Code to discharge current and future asbestos and silica personal injury claims and demands. Prior to proceeding with the Chapter 11 filing, the affected subsidiaries solicited acceptances from then known asbestos and silica claimants to a “prepackaged” plan of reorganization. Over 98% of voting asbestos claimants and over 99% of voting silica claimants approved the plan of reorganization, which was filed as part of the Chapter 11 proceedings. The order confirming the Chapter 11 plan of reorganization became final and nonappealable on December 31, 2004, and the plan of reorganization became effective in January 2005. Under the plan of reorganization, all then current and future asbestos and silica personal injury claims and demands against those subsidiaries were channeled into trusts established for the benefit of asbestos and silica personal injury claimants, thus releasing our subsidiaries from those claims.

In accordance with the plan of reorganization, in January 2005 Halliburton contributed the following to trusts for the benefit of current and future asbestos and silica personal injury claimants:

•	approximately $2.3 billion in cash;

•	59.5 million shares of Halliburton common stock; and

•	notes then valued at approximately $55 million.

Halliburton will reimburse us with respect to our obligations under one of the notes, which was valued at $10 million as of September 30, 2006. Pursuant to the plan of reorganization and the order confirming the plan, a permanent injunction has been issued enjoining the prosecution of asbestos and silica personal injury claims and demands against our subsidiaries and our affiliates.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our executive officers and directors upon completion of this offering, including their ages, as of September 15, 2006:

Name	Age	Position with KBR, Inc.
William P. Utt	49	President, Chief Executive Officer and Director
Cedric W. Burgher	46	Senior Vice President and Chief Financial Officer
John L. Rose	60	Executive Vice President, Energy and Chemicals
Bruce A. Stanski	46	Executive Vice President, Government and Infrastructure
Andrew D. Farley	42	Senior Vice President, General Counsel and Secretary
Klaudia J. Brace	50	Senior Vice President, Administration
John W. Gann, Jr.	49	Vice President and Chief Accounting Officer
Albert O. Cornelison, Jr.(1)	57	Director
Jeffrey E. Curtiss	58	Director Nominee
C. Christopher Gaut(1)	50	Director
Andrew R. Lane(1)	47	Director
Mark A. McCollum(1)	47	Director
Richard J. Slater	60	Director Nominee

(1)	Messrs. Cornelison, Gaut, Lane and McCollum are executive officers of Halliburton.

William P. Utt was named our President and Chief Executive Officer in March 2006 and became a member of our board of directors in September 2006. Mr. Utt is the former President and Chief Executive Officer of SUEZ Energy North America, where he had responsibility for the retail energy, energy marketing and trading and power generation and development businesses from 2000 until he joined us.

Cedric W. Burgher has served as our Senior Vice President and Chief Financial Officer since November 2005. Mr. Burgher served as the Chief Financial Officer of Burger King Corporation from September 2004 to September 2005. Mr. Burgher worked for Halliburton from September 2001 to September 2004, most recently as the Vice President and Treasurer and, prior to that, as the Vice President of Investor Relations.

John L. Rose became our Executive Vice President, Energy and Chemicals in June 2006. From September 2005 to June 2006, he was our Vice President, Upstream, covering the onshore and offshore oil and gas, LNG and GTL markets. Mr. Rose also served as our Vice President, Subsidiary Operations and Production Services from April 2004 to September 2005. Between October 2000 and April 2004, he served as Executive Director in our joint venture with Mitsubishi.

Bruce A. Stanski has served as our Executive Vice President of the Government and Infrastructure division since September 2005. Mr. Stanski served as our Senior Vice President, Government Operations from August 2004 to September 2005. From June 2002 to July 2004, Mr. Stanski was our Senior Vice President and Chief Financial Officer. From March 2001 to May 2002, Mr. Stanski was Vice President, Strategic Planning. Since joining us in 1995, Mr. Stanski has held various positions within our company including Vice President of Shared Services.

Andrew D. Farley became our Senior Vice President and General Counsel in June 2006 and our Secretary in October 2006. Prior thereto, Mr. Farley served as Vice President – Legal of our Energy and Chemicals segment beginning in May 2003, as Chief Counsel – International of Halliburton’s Energy Services Group from June 2002 to May 2003 and as Assistant General Counsel and Assistant Corporate Secretary of Halliburton from April 2002 to June 2002. From October 2000 to April 2002, he served as chief counsel for Landmark Graphics Corporation.

Klaudia J. Brace has served as our Senior Vice President, Administration since April 2006. From May 1996 to April 2006, Ms. Brace was Senior Vice President, Business Control and Human Resources, and Chief Accounting Officer of SUEZ Energy North America, where she managed the financial reporting, accounting, control and human resources functions of the company.

John W. Gann, Jr. has served as our Vice President and Chief Accounting Officer since December 2004. From 2002 to December 2004, Mr. Gann was a Partner in Ernst & Young, LLP. Mr. Gann spent 22 years with Arthur Andersen LLP and served as an audit and business advisory partner from 1994 to 2002.

Albert O. Cornelison, Jr. has been Executive Vice President and General Counsel of Halliburton since 2002. Mr. Cornelison served as Vice President and Associate General Counsel of Halliburton, heading the intellectual property, environmental and litigation practice groups from 1998 to 2002.

Jeffrey E. Curtiss is a private investor. From January 2000 to June 2006, Mr. Curtiss served as the Senior Vice President and Chief Financial Officer of Service Company International. Previously, Mr. Curtiss was the Senior Vice President and Chief Financial Officer of Browning-Ferris Industries, Inc. from January 1992 to July 1999. Mr. Curtiss received law degrees from two universities in 1971 and 1975. He also received his CPA certificate from Colorado in 1971.

C. Christopher Gaut has been Executive Vice President and Chief Financial Officer of Halliburton Company since March 2003. Prior to joining Halliburton, Mr. Gaut was Senior Vice President and Chief Financial Officer of ENSCO International, Inc. from December 1987 to February 2003, as well as Member—Office of the President and Chief Operating Officer from January 2002 to February 2003.

Andrew R. Lane has been Halliburton’s Executive Vice President and Chief Operating Officer since December 2004. Prior to assuming that role, Mr. Lane was our President and Chief Executive Officer from July 2004 to March 2006. From April 2004 to June 2004, he was Senior Vice President, Global Operations of Halliburton’s Energy Services Group. Mr. Lane was President of the Landmark Division of Halliburton’s Energy Services Group from May 2003 to March 2004. From January 2002 to April 2003, he served as Chief Operating Officer and then as President and Chief Executive Officer of Landmark Graphics Corporation. From January 2000 to December 2001, Mr. Lane was Vice President, Production Enhancement in Halliburton’s Energy Services Group.

Mark A. McCollum has been Senior Vice President and Chief Accounting Officer of Halliburton since August 2003. Mr. McCollum worked for Tenneco from January 1995 to July 2003, most recently as the Senior Vice President and Chief Financial Officer and, prior to that, as the Vice President, Corporate Development and the Vice President, Controller.

Richard J. Slater has been chairman of ORBIS LLC, an investment and corporate advisory firm, since February 2003. Previously, Mr. Slater served in various executive positions with Jacobs Engineering Group Inc. (JEG) beginning in May 1980. Mr. Slater was employed as a consultant to the chief executive officer of JEG from January 2003 to October 2006 and prior to that, he served as Executive Vice President, Operations from March 1998 to December 2002. Mr. Slater presently serves as non-executive chairman of Bluebeam Software Inc., and as an independent director of Reliance Steel & Aluminum Co. and as trustee and member of the executive committee of the board of trustees of Claremont Graduate University.

Board Structure and Compensation of Directors

Upon the closing of this offering, we will have seven directors, two of whom will satisfy the New York Stock Exchange and SEC requirements for independence of audit committee members. In compliance with New York Stock Exchange and SEC requirements for independence of the audit committee members, a third independent director will be appointed within 12 months of the effective date of the registration statement of which this prospectus forms a part.

Until such time as Halliburton ceases to own, directly or indirectly, a majority of our outstanding voting stock, all our directors will stand for election annually. Beginning at the time Halliburton ceases to beneficially own, directly or indirectly, a majority of our outstanding voting stock, our directors will be divided into three classes serving staggered three-year terms. The initial determination of the directors who will comprise each of the three classes of directors will be made by our board of directors, as provided in our certificate of incorporation. Thereafter, at each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. Electing and removing directors on a staggered basis may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

After this offering, Halliburton will continue to own more than 80% of our outstanding common stock and we will be considered a “controlled company” under the corporate governance rules of the New York Stock Exchange. As a controlled company, we are eligible for exemptions from some of the requirements of these rules, including the requirements (i) that a majority of our board of directors consists of independent directors, (ii) that we have a nominating and governance committee and a compensation committee, and that each such committee be composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities and (iii) for annual performance evaluations of the nominating and governance committee and the compensation committee. We intend to utilize some or all of these exemptions for so long as Halliburton or any other person or entity continues to own a majority of our outstanding voting stock. In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these provisions after the specified transition periods. For a description of Halliburton’s plans to dispose of our common stock that it owns following this offering, please read “Sole Stockholder.”

Directors who are also full-time officers or employees of our company or officers or employees of Halliburton will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $45,000. The audit committee chairman will receive an additional $7,500 annual retainer. The compensation committee chairman will receive an additional $5,000 annual retainer. Outside directors will also receive a fee of $1,500 for each board or board committee meeting attended in person and $500 for each board or board committee meeting attended by telephone, plus incurred expenses where appropriate. We expect that each of our outside directors will also receive annual grants of restricted stock units with an aggregate value of $75,000 as of the date of the grant. We expect the first grant will occur following the anticipated distribution by Halliburton of our common stock that it owns to its stockholders following this offering.

Our board will have authority to determine the awards made to outside directors under the KBR, Inc. 2006 Stock and Incentive Plan from time to time without the prior approval of our stockholders. For a description of this plan, please read “—KBR, Inc. 2006 Stock and Incentive Plan.”

The master separation agreement provides Halliburton with continuing rights to nominate board and committee members. Please read “Our Relationship With Halliburton—Master Separation Agreement—Corporate Governance.”

Board Committees

Our board of directors plans to have an audit committee, a compensation committee, an executive committee and a special committee following this offering. The independent directors we plan to appoint prior to the closing of this offering will serve as the initial members of the audit committee and the compensation committee of our board of directors. Following the transition periods permitted under applicable New York Stock Exchange and SEC requirements for independence of audit committee members, we intend that all of the members of our audit committee and compensation committee will be independent.

The audit committee will review and report to the board of directors the scope and results of audits by our outside auditor and our internal auditing staff and review with the outside auditor the adequacy of our system of internal controls. It will review transactions between us and our directors and officers, our policies regarding those transactions and compliance with our business ethics and conflict of interest policies. The audit committee will also recommend to the board of directors a firm of certified public accountants to serve as our outside auditor for each fiscal year, review the audit and other professional services rendered by the outside auditor and periodically review the independence of the outside auditor.

The compensation committee will review and recommend to the board of directors the compensation and benefits of our executive officers, establish and review general policies relating to our compensation and benefits and administer the compensation plans described below.

The executive committee will exercise the authority of the board of directors when the full board of directors is not in session in reviewing and approving the analysis, preparation and submission of significant project bids; managing the review, negotiation and implementation of significant project contracts; and reviewing our business and affairs. For so long as Halliburton owns a majority of our outstanding common stock, the executive committee will consist solely of Halliburton designees. If at anytime Halliburton owns less than a majority but at least 15% of our outstanding voting stock, Halliburton will be entitled to designate at least one Halliburton designee to the executive committee.

The special committee will exercise the authority of our board of directors with respect to FCPA Matters and our rights and obligations under the master separation agreement FCPA indemnity provisions and on other matters when a potential conflict of interest exists between us and Halliburton. The members of such special committee will in all material respects satisfy the independence standards of the New York Stock Exchange, as if those standards applied.

The master separation agreement provides Halliburton with certain continuing rights to nominate board committee members. Please read “Our Relationship With Halliburton—Master Separation Agreement—Corporate Governance.”

Security Ownership of Directors and Executive Officers

All of our outstanding common stock is currently owned by Halliburton and thus none of our officers, directors or director nominees own any of our common stock. The following table sets forth information as of October 15, 2006 with respect to the beneficial ownership of Halliburton common stock by each of our directors, director nominees and executive officers, and all of our directors, director nominees and executive officers as a group. To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole investment and voting power with respect to the shares of common stock indicated.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)(3)
William P. Utt	35,000
Cedric W. Burgher	20,000
John L. Rose	46,505
Bruce A. Stanski	72,875
Andrew D. Farley	47,403
Klaudia J. Brace	—
John W. Gann, Jr.	29,334
Albert O. Cornelison, Jr.	163,082
Jeffrey E. Curtiss	—
C. Christopher Gaut	461,068
Andrew R. Lane	238,457
Mark A. McCollum	74,708
Richard J. Slater	2,000
All directors, director nominees and executive officers as a group	1,190,432

(1)	The address of each of Messrs. Utt, Burgher, Rose, Stanski, Farley, Gann, Curtiss and Slater and Ms. Brace is c/o KBR, Inc., 601 Jefferson Street, Suite 3400, Houston, Texas 77002. The address of each of Messrs. Cornelison, Gaut, Lane and McCollum is c/o Halliburton Company, 5 Houston Center, 1401 McKinney, Suite 2400, Houston, Texas 77010.
(2)	Beneficial ownership means the sole or shared power to vote, or to direct the voting of, shares of Halliburton common stock, or investment power with respect to Halliburton common stock, or any combination of the foregoing. Each director and officer and the directors and officers as a group beneficially own less than 1% of the outstanding shares of Halliburton common stock.
(3)	Included in the table are shares of Halliburton common stock that may be purchased pursuant to outstanding stock options within 60 days of October 15, 2006 held by Messrs. Burgher (5,000), Rose (10,853), Stanski (10,686), Farley (16,974), Gann (9,334), Cornelison (18,267), Gaut (279,254), Lane (25,934) and McCollum (21,666). Until the options are exercised, these individuals will neither have voting nor investment power over the underlying shares of Halliburton common stock but only have the right to acquire beneficial ownership of the shares through exercise of their respective options.

Executive Compensation

The following four tables provide information, based on salary and bonus compensation from Halliburton, regarding the compensation awarded to or earned during the year ended December 31, 2005 by the chief executive officer and the next four most highly compensated executive officers of KBR, who we refer to collectively in this prospectus as the “named executive officers.” Awards and options shown in the tables below were made under Halliburton benefit plans. Halliburton effected a two-for-one common stock split, in the form of a stock dividend, in July 2006. The share amounts and option exercise prices included in the tables below have been restated to present the amounts and exercise prices on a post-split basis.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position(1)	Year	Salary ($)	Bonus ($)(2)	Other Annual Compensation ($)(3)	Restricted Stock Awards ($)(4)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)(5)	All Other Compensation ($)(6)
Andrew R. Lane. Executive Vice President and Chief Operating Officer of Halliburton Company	2005 2004	650,000 365,015	845,000 300,000	— __	2,219,474 1,566,812	40,000 53,840	180,000 N/A	232,538 119,300
Bruce A. Stanski Executive Vice President, Government and Infrastructure	2005	333,408	323,695	—	313,425	12,000	90,000	63,467
James H. Lehmann Senior Vice President, Legal	2005	272,000	264,000	—	313,425	12,000	45,020	58,084
Louis J. Pucher Senior Vice President, Energy and Chemicals	2005	329,600	320,000	—	313,425	12,000	168,000	16,870
Lawrence J. Pope Senior Vice President, Administration, KBR	2005	227,350	215,000	—	527,199	19,000	45,000	18,916

(1)	William P. Utt became our President and Chief Executive Officer in March 2006, Cedric W. Burgher became our Senior Vice President and Chief Financial Officer in November 2005, John L. Rose became our Executive Vice President, Energy and Chemicals in June 2006 and Andrew D. Farley became our Senior Vice President and General Counsel in June 2006 and our Secretary in October 2006. Based on the terms of Messrs. Utt and Burgher’s respective employment agreements as described under “—Employment Agreements” and the current levels of compensation for Messrs. Rose and Farley, we currently anticipate that each of Messrs. Utt, Burgher, Rose and Farley will be identified as named executive officers in the proxy statement for our 2007 annual stockholders meeting. Andrew R. Lane served the function of our Chief Executive Officer in 2005, but he is no longer our Chief Executive Officer or an executive officer of KBR, and he is currently the Chief Operating Officer of Halliburton. On January 1, 2006, Mr. Pope became Vice President, Human Resources and Administration of Halliburton, and he is no longer one of our executive officers. Messrs. Lehmann and Pucher no longer hold the positions listed above and are no longer executive officers of KBR.
(2)	The amounts disclosed include payments under the Halliburton Annual Performance Pay Plan. The awards were earned in 2005 and paid in 2006. In recognition of his performance in 2004 the Halliburton board of directors awarded Mr. Lane an additional bonus of $91,000. This award was paid in 2005.
(3)	The dollar value of perquisites and other personal benefits for the named executive officers was less than the established reporting levels.

(4)	In 2005, each of the above individuals were granted restricted shares under the Halliburton Company 1993 Stock and Incentive Plan (1993 Stock and Incentive Plan) with restrictions lapsing over 5 years. Mr. Lane was granted 50,000 restricted shares on February 15, 2005 in recognition of his promotion to Chief Operating Officer of Halliburton. Mr. Lane and Mr. Pope received 36,600 and 6,600 shares, respectively, on December 7, 2005. On February 17, 2005, Mr. Stanski, Mr. Lehmann, Mr. Pucher and Mr. Pope were each awarded 15,000 shares. Dividends are paid on the restricted shares. The total number and value of restricted shares held by each of the above individuals as of December 31, 2005 were as follows:

Name	Total Restricted Shares	Aggregate Market Value
Mr. Lane	196,862	$6,098,784
Mr. Stanski	57,398	$1,778,190
Mr. Lehmann	58,970	$1,826,891
Mr. Pucher	80,734	$2,501,139
Mr. Pope	61,072	$1,892,011

In 2004, Mr. Lane was granted 93,400 restricted shares with restrictions lapsing over 5 years.

(5)	Payouts from the Halliburton Performance Unit Program for the 2003 cycle that began on January 1, 2003 and ended on December 31, 2005.
(6)	“All Other Compensation” includes the following accruals for or contributions to various plans for the fiscal year ended December 31, 2005: (i) Halliburton 401(k) plan matching contributions for Mr. Lane—$8,313 and Mr. Pope—$8,400 and KBR 401(k) plan matching contributions for Mr. Stanski—$6,468, Mr. Lehmann—$9,450 and Mr. Pucher—$6,554; (ii) a 4% Basic Contribution to the Halliburton 401(k) plan for Mr. Lane—$8,400 and Mr. Pope—$8,400 and 1% contribution to the KBR 401(k) for Mr. Stanski—$2,100, Mr. Lehmann—$2,100 and Mr. Pucher—$2,100; (iii) benefit restoration accruals for Mr. Lane—$35,200, Mr. Stanski—$6,787, Mr. Lehmann—$3,410, Mr. Pucher—$6,578 and Mr. Pope—$1,388; (iv) supplemental executive retirement plan contributions for Mr. Lane—$179,000; (v) above-market earnings on benefit restoration account for Mr. Lane—$1,625, Mr. Stanski—$426, Mr. Lehmann—$893, Mr. Pucher—$1,638 and Mr. Pope—$728. (vi) Mr. Stanski’s employment agreement provides for a compensation cost of living adjustment for Mr. Stanski while he is required to work in the Washington D.C. area, and he was paid $47,686 in 2005 for this adjustment. (vii) In 2005, Halliburton terminated a legacy deferred compensation program. Mr. Lehmann was a participant in this plan and received a payment of $42,218 covering his entire balance. There are $0 of additional payments due under this plan.

Halliburton Option Grants for Fiscal 2005

The following table shows all grants of options to acquire Halliburton common stock to the named executive officers during the year ended December 31, 2005.

Individual Grants(1)
	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Halliburton Employees in Fiscal Year	Exercise Price ($/Share)		Expiration Date	Grant Date Present Value $(2)
Name
Andrew R. Lane	40,000	1.43	32.39		12/7/2015	$598,218
Bruce A. Stanski.	12,000	0.43	20.90		2/17/2015	$115,214
James H. Lehmann	12,000	0.43	20.90		2/17/2015	$115,214
Louis J. Pucher	12,000	0.43	20.90		2/17/2015	$115,214
Lawrence J. Pope	12,000	0.43	20.90		2/17/2015	$115,214
	7,000	0.25	32.39		12/7/2015	$104,688

All Optionees	2,794,240	100	24.72	(3)		$31,890,749

(1)

All options to acquire Halliburton common stock granted under the 1993 Stock and Incentive Plan are granted at the fair market value of the Halliburton common stock on the grant date and generally expire ten years from the grant date. During employment, options vest over a three year period, with one-third of the shares becoming exercisable on each of the first, second and third anniversaries of the grant date. The options granted to designated executives are transferable by gift to individuals and entities related to the optionee, subject to compliance with guidelines adopted by Halliburton’s Compensation Committee.

(2)	These estimated hypothetical present values are based on a Black-Scholes option pricing model in accordance with United States generally accepted accounting principles. For the options granted on February 17, 2005, we used the following assumptions in estimating these values: expected option term, 5 years; risk-free rate of return, 4.3%; expected volatility, 53%; and expected dividend yield, 1.16%. For the options granted on December 7, 2005, we used the following assumptions in estimating these values: expected option term, 5 years; risk-free rate of return, 4.3%; expected volatility, 51%; and expected dividend yield, 0.8%.
(3)	The exercise price shown is an average of the price of all options granted in 2005. Options expire on one or more of the following dates: January 24, 2015, February 1, 2015, February 17, 2015, March 3, 2015, March 8, 2015, March 28, 2015, March 31, 2015, April 7, 2015, April 12, 2015, April 27, 2015, June 9, 2015, June 22, 2015, July 11, 2015, October 3, 2015, October 7, 2015, November 7, 2015, November 14, 2015 and December 7, 2015.

Aggregated Halliburton Option Exercises in Fiscal 2005

and December 31, 2005 Option Values

The following table shows the number of options to acquire Halliburton common stock that were exercised by the named executive officers during the year ended December 31, 2005 and the number and value of unexercised options to acquire Halliburton common stock held by the named executive officers as of December 31, 2005.

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (Shares)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Andrew R. Lane	65,112	873,355	12,600	78,478	147,105	510,482
Bruce A. Stanski	37,064	367,259	—	22,786	—	296,050
James H. Lehmann	53,894	493,188	—	22,496	—	289,435
Louis J. Pucher	—	—	64,988	27,082	901,710	365,333
Lawrence J. Pope	8,100	135,394	30,582	30,852	392,062	313,692

(1)	Based on the closing price of Halliburton common stock on the New York Stock Exchange on December 30, 2005 less the option exercise price, multiplied by the number of shares of common stock subject to the option.

Long-Term Incentive Compensation

Halliburton established a Performance Unit Program under the 1993 Stock and Incentive Plan in 2001 to provide selected key executives with incentive opportunities based on the level of achievement of pre-established corporate performance objectives over three-year performance cycles. Current KBR executives ceased to participate in performance unit cycles under the Halliburton Performance Unit Program beginning in 2005, but will continue to earn award amounts for performance cycles under previous awards. The purpose of the program is to reinforce Halliburton’s objectives for sustained long-term performance and value creation as well as reinforce strategic planning processes and balance short- and long-term decision making.

Performance measures for the three-year cycle that began January 1, 2005 combine relative and absolute components tied to Halliburton’s consolidated weighted average return on capital employed. A performance matrix combining both the actual achievement of pre-established return on capital employed levels (Absolute Goal) and Halliburton’s return on capital employed achievement level as compared to the comparator group (Relative Goal) is used to determine the percent of incentive opportunity achieved. The award is then calculated by multiplying the percent of incentive opportunity achieved by the target award. Payment may be made in cash, stock or a combination of cash and stock at the discretion of Halliburton’s Compensation Committee. No incentive will be earned or payment made under the Halliburton Performance Unit Program for performance below the threshold level.

Halliburton Long-Term Incentive Plans—Awards in Fiscal 2005

The following table shows the awards made to the named executive officers during the year ended December 31, 2005 under Halliburton’s Performance Unit Program.

	Performance Category January 1, 2005 Salary ($)	Performance Or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans
Name			Threshold ($)	Target ($)	Maximum ($)
Andrew R. Lane	650,000	2005-2007 Fiscal Years	373,750	747,500	1,495,000
Lawrence J. Pope	215,000	2005-2007 Fiscal Years	37,625	75,250	150,500

Annual Incentives

Officers and specific senior managers of KBR are eligible to participate in the Halliburton Annual Performance Pay Plan. With the exception of Lawrence Pope and Andrew Lane, who are now officers of Halliburton, the 2006 reward opportunities for our officers and certain of our senior managers will be measured by the performance of KBR not Halliburton. Such performance of KBR will be measured by the cash value added of KBR. Following the closing of this offering, employees of KBR will not be eligible for any new award opportunities under the Halliburton Annual Performance Pay Plan but will remain eligible to participate in any award opportunities that were available to them prior to the closing of this offering.

The Halliburton Annual Performance Pay Plan provides a means to link total compensation to the performance of KBR or Halliburton, as applicable, as measured by the respective cash value added. Cash value added measures the difference between after tax cash income and a capital charge, based upon Halliburton’s and KBR’s weighted average cost of capital, as applicable, to determine the amount of value in terms of cash flow added to Halliburton’s and KBR’s respective businesses.

At the beginning of the plan year, Halliburton established an award schedule that aligns given levels of cash value added performance beyond a threshold level with award opportunities. Award opportunities are established at target and maximum levels. The maximum amount any participant can receive under the Halliburton Annual Performance Pay Plan is capped at two times the target opportunity level. The level of achievement of annual cash value added performance determines the dollar amount of incentive compensation payable to participants.

Long-Term Incentives

Halliburton maintains the 1993 Stock and Incentive Plan which provides its employees, including employees and officers of KBR, with long-term incentives. The 1993 Stock and Incentive Plan provides for a variety of cash- and stock-based awards, including stock options, stock appreciation rights (SARs), restricted stock, restricted stock units, performance units and performance shares, among others. Except as otherwise disclosed herein, following the closing of this offering, none of our directors, officers and employees will be eligible for new awards under the 1993 Stock and Incentive Plan; however, they may continue to participate in the 1993 Stock and Incentive Plan with respect to awards made prior to the closing of this offering. Mr. Gaut, a KBR director and the executive vice president and chief financial officer of Halliburton, will continue to be eligible for awards under the 1993 Stock and Incentive Plan.

The Halliburton Performance Unit Program is a long-term program designed to provide key executives with specified incentive opportunities contingent on the level of achievement of pre-established corporate performance objectives. Please read “—Long-Term Incentive Compensation” for further discussion.

The named executive officers of KBR have received a mixture of stock options, restricted shares and performance units under the 1993 Stock and Incentive Plan. Specific senior managers and key employees have received awards of stock options and restricted shares but do not receive performance units. Current KBR executives ceased to participate in performance unit cycles under the Halliburton Performance Unit Program beginning in 2005, but will continue to earn award amounts for performance cycles under previous awards.

Supplemental Executive Retirement Plan

The Halliburton Supplemental Executive Retirement Plan was established to provide retirement benefits to key executives of Halliburton. Determinations as to who will receive an allocation for a particular plan year and the amount of the allocation are made in Halliburton’s sole discretion. Mr. Lane is the only KBR officer who received an allocation in 2005. No allocations will be made for 2006 or subsequent to the closing of this offering with respect to any of our directors, officers or employees. After the date that our employees cease to participate in the Halliburton Supplemental Executive Retirement Plan and subject to the approval of both the compensation committee of Halliburton’s board of directors and our board of directors, we expect that Halliburton will spin-off and that we will maintain the portion of the Halliburton Supplemental Executive Retirement Plan that covers our employees.

Other Benefits and Perquisites

The Halliburton Benefit Restoration Plan exists to provide a vehicle to restore qualified plan benefits which are reduced as a result of limitations imposed under the Internal Revenue Code of 1986, as amended, or due to participation in other company-sponsored plans. It also serves to defer compensation that would otherwise be treated as excessive employee remuneration within the meaning of Section 162(m) of the Internal Revenue Code. The Halliburton Benefit Restoration Plan is a nonqualified deferred compensation plan that accrues interest on contributions at the rate of 10% per annum. As of the closing date of this offering, any of our employees who participate in the Halliburton Benefit Restoration Plan will continue to participate in such plan until such time as determined by Halliburton and us by written notice at least 30 days prior to the designated date of termination, but in no event later than the date we cease to be a member of the Halliburton consolidated group. Halliburton also maintains the Halliburton Elective Deferral Plan to provide highly compensated employees with an opportunity to defer earned base salary and incentive compensation in order to help meet retirement and other future income needs. After the date that our employees cease to participate in the Halliburton Benefit Restoration Plan and the Halliburton Elective Deferral Plan, and subject to the approval of both the compensation committee of Halliburton’s board of directors and our board of directors, we expect that Halliburton will spin-off and that we will maintain the portions of the Halliburton Benefit Restoration Plan and the Halliburton Elective Deferral Plan that cover our employees.

A taxable benefit for executive financial planning is provided and ranges from $5,000 to a maximum of $15,000 per year. This benefit does not include tax return preparation. It is paid, only if used by the executive, on a reimbursable basis. A physical examination is also provided to eligible executives annually. We expect to provide these benefits to our executives following the closing date of this offering.

Halliburton Employee Stock Purchase Plan

Our employees are eligible to participate in the ESPP and will continue to be eligible to participate in the ESPP until January 1, 2007. Under the ESPP, eligible employees may have up to 10% of their earnings withheld, subject to some limitations, to be used to purchase shares of Halliburton common stock. Unless the board of directors of Halliburton shall determine otherwise, each six month offering period commences on January 1 and

July 1 of each year. The price at which Halliburton common stock may be purchased under the ESPP is equal to 85% of the lower of the fair market value of the common stock on the commencement date or last trading day of each offering period.

Anticipated Conversion of Halliburton Equity-Based Awards into KBR Equity-Based Awards

Subject to future action by the compensation committee of Halliburton’s board of directors and our board of directors, we expect that as of the first date that Halliburton ceases to own more than 20% of our outstanding common stock, which we refer to as the “plan divestiture date,” each equity award granted under Halliburton’s 1993 Stock and Incentive Plan that is outstanding as of the plan divestiture date and held by our employees, which we refer to as “Halliburton equity awards,” will be converted effective immediately after the plan divestiture date to an equity award covering our common stock, which we refer to as a “converted equity award.” Each converted equity award will have terms and conditions, as determined by the compensation committee of Halliburton’s board of directors and agreed to by our board of directors, that effectively maintain the intrinsic value of the Halliburton equity awards as of the plan divestiture date. We expect that the converted equity awards would be granted under a transitional stock adjustment plan that would be adopted prior to the plan divestiture date. We expect that awards under any such transitional stock adjustment plan would be limited to awards relating to the conversion of Halliburton equity awards into converted equity awards. As of July 31, 2006, our employees held outstanding vested stock options covering 3,436,970 shares of Halliburton common stock, outstanding unvested stock options covering 481,594 shares of Halliburton common stock, and 1,024,288 restricted shares of Halliburton common stock awarded in each case under Halliburton’s 1993 Stock and Incentive Plan. The number of shares of common stock to be outstanding after this offering as presented in this prospectus does not include any shares that may be issued under the equity awards that would be granted in the event the anticipated conversion pursuant to a transitional stock adjustment plan is approved by the compensation committee of Halliburton’s board of directors and our board of directors.

KBR, Inc. 2006 Stock and Incentive Plan

We plan to provide the stock and incentive plan described below for the benefit of our employees, officers and outside directors. This plan will be administered by our board of directors or our compensation committee.

Types of Awards. The plan provides for the grant of any or all of the following types of awards:

•	stock options, including incentive stock options and non-qualified stock options;

•	SARs, in tandem with stock options or freestanding;

•	restricted stock;

•	restricted stock units;

•	performance awards; and

•	stock value equivalent awards.

Awards may be made to the same person on more than one occasion and may be granted singly, in combination, or in tandem as determined by the compensation committee appointed by our board of directors.

Shares Subject to the Plan. We plan to reserve 10,000,000 shares of our common stock for purposes of the plan, of which no more than 3,500,000 shares may be issued in the form of restricted stock or restricted stock units or pursuant to performance awards. There will be a 500,000 share limit on the total number of shares which may be covered by awards made to a participant in any calendar year, including performance awards, stock options, restricted stock units and SARs. Repricing or the cancellation and reissuance of stock options or SARs is prohibited.

The plan provides for adjustments to the terms of outstanding grants and the shares reserved for future grants in the event of subdivisions or combinations of our common stock, stock dividends or stock splits. It also provides for adjustments to be determined by the compensation committee in the event of consolidations or mergers of our company with another corporation or entity, recapitalizations of our company or distributions to holders of our common stock of securities or property other than normal cash dividends or stock dividends. Shares are deemed issued under the plan only to the extent actually issued and delivered under an award, and to the extent an award lapses or the holder is paid in cash, the shares subject to the award will again become available under the plan.

In general, we may satisfy awards granted under the plan using shares of our authorized but unissued common stock or common stock previously issued that we have reacquired.

Mr. Utt’s employment agreement provides that he will receive a grant of restricted shares of our common stock with a fair market value of $2.2 million immediately following the closing of this offering. Such restricted stock will vest ratably on each of the first five anniversaries of the closing date of this offering.

In connection with this offering, and in order to provide incentive and retention for our employees going forward, we expect to make grants of stock options and restricted stock units under the plan to approximately 480 of our employees shortly after the closing of this offering. We expect that the fair market value of these awards, and the restricted stock to be awarded to Mr. Utt under the terms of his employment agreement, at the date of the grant will be up to $33.7 million. Subject to the terms of the plan, the allocation between award types, option exercise prices and vesting periods of these awards will be determined by our board of directors following the closing of this offering. We expect that approximately 60% of these awards will be granted in the form of restricted stock or restricted stock units and 40% will be granted in the form of stock options. We also anticipate that the awards will not vest or become exercisable, as applicable, for specified periods following the closing of this offering of at least one year as determined by our board of directors. The following table sets forth information regarding the anticipated allocation of these awards.

Name	Expected Maximum Fair Market Value of Awards
William P. Utt(1)	$2,200,000
Cedric W. Burgher	580,000
John L. Rose	700,000
Bruce A. Stanski	700,000
Andrew D. Farley	580,000
Klaudia J. Brace	580,000
John W. Gann, Jr.	360,000
Albert O. Cornelison, Jr.	—
Jeffrey E. Curtiss	—
C. Christopher Gaut	—
Andrew R. Lane	—
Mark A. McCollum	—
Richard J. Slater	—
All directors, director nominees and executive officers as a group	5,700,000
All directors, director nominees, executive officers and other eligible employees as a group	$33,650,000

(1)	This amount includes the grant of $2.2 million of restricted stock provided for under Mr. Utt’s employment agreement.

Term. The plan will have a ten year term and new awards may not be granted under the plan following the tenth anniversary of the plan adoption date.

Administration. The compensation committee appointed by our board of directors will administer the plan. Our compensation committee will be appointed by, and will serve at the pleasure of, our board of directors.

Subject to the terms of the plan, and to any approvals and other authority as our board of directors may reserve to itself from time to time, our compensation committee, consistent with the terms of the plan, will have authority to:

•	select the individuals to receive awards;

•	determine the timing, form, amount or value and term of grants and awards, and the conditions and restrictions, if any, subject to which grants and awards will be made and become payable under the plan;

•	construe the plan and prescribe rules and regulations for the administration of the plan; and

•	make any other determinations authorized under the plan as the compensation committee deems necessary or appropriate.

Eligibility. A broad group of our employees and employees of our affiliates will be eligible to participate in the plan. The selection of participants from eligible employees is within the discretion of the compensation committee. Outside directors of KBR are also eligible to participate in the plan.

Stock Options. Awards under the plan may be in the form of stock options to purchase shares of common stock. The compensation committee will determine the number of shares subject to the option, the manner and time of the option’s exercise, the conditions on exercisability and the exercise price per share of stock subject to the option. The term of an option may not exceed ten years. The exercise price of a stock option will not be less than the fair market value of the common stock on the date the option is granted. The compensation committee will designate each option as a non-qualified or an incentive stock option.

Stock Appreciation Rights. The plan also authorizes the compensation committee to grant stock appreciation rights either independent of, or in connection with, a stock option. The exercise price of a SAR will not be less than the fair market value of the common stock on the date the SAR is granted. If granted with a stock option, exercise of SARs will result in the surrender of the right to purchase the shares under the option as to which the SARs were exercised. Upon exercising a SAR, the holder receives for each share for which the SAR is exercised, an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Payment of that amount may be made in shares of common stock, cash, or a combination of cash and common stock, as determined by the compensation committee. The term of a SAR grant may not exceed ten years. No consideration is received by us for granting SARs.

Each grant of a SAR will be evidenced by an agreement that specifies the terms and conditions of the award, including the effect of death, disability, retirement or other termination of service on the exercisability of the SAR.

Restricted Stock and Restricted Stock Units. Stock awards may be granted consisting of restricted common stock or restricted stock units denominated in common stock. The compensation committee may establish rules and procedures for the crediting of dividend equivalents, if any, for restricted stock unit awards. Stock awards are subject to the 3,500,000 share limit on the total number of shares that may be issued in the form of restricted stock, restricted stock units, or performance awards. The compensation committee will determine the nature and extent of the restrictions on the awards, the duration of the restrictions, and any circumstance under which restricted shares will be forfeited. With a limited exception, the restriction period may not be less than three years from the date of grant.

Performance Awards. The plan will permit the compensation committee to grant performance awards to eligible individuals. Performance awards are awards that are contingent on the achievement of one or more performance measures. These awards are subject to the 3,500,000 share limit on the total number of shares that may be issued in the form of restricted stock, restricted stock units or performance awards. The cash value as of the time of grant of any performance awards to any individual that are not denominated in common stock shall not exceed the maximum value established by our compensation committee.

The performance criteria that may be used by the compensation committee in granting performance awards consist of objective tests based on the following: earnings, cash value added performance, cash flow, stockholder return and/or value, customer satisfaction, operating profits (including EBITDA), revenue, net profits, financial return ratios, earnings per share, profit return and margins, stock price, market share, cost reduction goals, working capital and debt to capital ratio.

The compensation committee may select one criterion or multiple criteria for measuring performance. The measurement may be based on corporate, subsidiary or business unit performance, or based on comparative performance with other companies or other external measures of selected performance criteria. The compensation committee will also determine the length of time over which performance will be measured and the effect of an awardee’s death, disability, retirement or other termination of service during the performance period.

Stock Value Equivalent Awards. The plan will permit the compensation committee to grant stock value equivalent awards to eligible individuals. Stock value equivalent awards are rights to receive the fair market value of a specified number of shares of common stock, or the appreciation in the fair market value of the shares, over a specified period of time pursuant to a vesting schedule, all as determined by the compensation committee. Payment of the vested portion of a stock value equivalent award shall be made in cash, based on the fair market value of the common stock on the payment date. The compensation committee will also determine the effect of an awardee’s death, disability, retirement or other termination of service during the applicable period.

Amendment. Our board of directors may at any time terminate or amend the plan. However, our board of directors may not, without approval of the stockholders, amend the plan to effect a material revision of the plan, which:

•	materially increases the benefits accruing to a holder under the plan;

•	materially increases the aggregate number of securities that may be issued under the plan;

•	materially modifies the requirements as to eligibility for participation in the plan;

•	changes the types of awards available under the plan; or

•	amends or deletes the provisions that prevent the compensation committee from amending the terms and conditions of an outstanding option or SARs to alter the exercise price.

No amendment or termination of the plan shall, without the consent of the optionee or participant, alter or impair rights under any options or other awards previously granted.

Change of Control. In the event of the acquisition by a party other than Halliburton of 20% or more of the outstanding shares of our common stock, unless an award document otherwise provides, as of the effective date of such “corporate change,” the following will occur automatically:

•	any outstanding options and stock appreciation rights shall become immediately vested and fully exercisable;

•	any restrictions on restricted stock awards or restricted stock unit awards shall immediately lapse;

•	all performance measures upon which an outstanding performance award is contingent shall be deemed achieved and the holder shall receive a payment equal to the maximum amount of the award he or she would have been entitled to receive, prorated to the effective date of the “corporate change;” and

•	any outstanding cash awards including, but not limited to, stock value equivalent awards shall immediately vest and be paid based on the vested value of the award;

provided, that the acquisition of shares of our common stock in connection with a distribution of our common stock to stockholders of Halliburton does not constitute a “corporate change.”

Policy Regarding Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation paid to the chief executive officer or any of the four other most highly compensated officers to the extent the compensation exceeds $1 million in any year. Qualifying performance-based compensation is not subject to this sanction if certain requirements are met.

Our policy is to utilize available tax deductions whenever appropriate and consistent with our compensation philosophy. When designing and implementing executive compensation programs, we consider all relevant factors, including the availability of tax deductions with respect to compensation. Accordingly, we will attempt to preserve the federal tax deductibility of compensation in excess of $1 million a year to the extent doing so is consistent with the intended objectives of our executive compensation philosophy. However, we may from time to time pay compensation to our executive officers that may not be fully deductible.

The KBR, Inc. 2006 Stock and Incentive Plan enables qualification of stock options, stock appreciation rights and performance share awards as well as short-term and long-term cash performance plans under Section 162(m).

We believe that the interests of KBR and its shareholders are well served by the executive compensation programs currently in place. These programs encourage and promote KBR’s compensation objectives and permit the exercise of our discretion in the design and implementation of compensation packages. We will continue to review our executive compensation plans periodically to determine what changes, if any, should be made.

Employment Agreements

We have entered into employment agreements with Messrs. Utt, Burgher and Stanski that will continue in effect until terminated by either party and provide for base annual salaries of $625,000, $300,000 and $333,408, respectively, that may be increased in accordance with our general compensation policies. Mr. Utt’s employment agreement also calls for a one-time signing bonus of $75,000 plus a one-time bonus of $225,000 to be paid on the earlier of the closing date of this initial public offering or January 1, 2007. Mr. Stanski’s employment agreement provides for Mr. Stanski to receive a cost of living adjustment allowance of $46,305 per year during the time he is required to reside in the Washington, D.C. area. Each of Messrs. Utt, Burgher and Stanski is eligible to participate in Halliburton’s Annual Performance Pay Plan through the end of 2006 and thereafter would participate in any performance bonus arrangement that we establish.

In accordance with the terms of Mr. Utt’s employment agreement, he has received a grant of 30,000 restricted shares of Halliburton common stock under the 1993 Stock and Incentive Plan, as adjusted to give effect to Halliburton’s July 2006 two-for-one common stock split. For 2006, Mr. Utt will be afforded a reward opportunity of not less than 65% of his base salary if plan level performance objectives are achieved or not less than 130% of his base salary if the challenge level performance objectives are met. Mr. Utt’s employment agreement provides that if he is still employed under the agreement on the closing date of this initial public offering, then he will receive restricted shares of our common stock with a fair market value of $2.2 million immediately after the closing of this offering. Twenty percent of these restricted shares become vested on each of the first five anniversaries of the closing date of this offering.

Under the terms of Mr. Burgher’s employment agreement, he was granted 15,000 restricted shares of Halliburton common stock and an option to purchase 15,000 shares of Halliburton common stock under the 1993 Stock and Incentive Plan, in each case as adjusted to give effect to Halliburton’s July 2006 two-for-one common stock split. Mr. Burgher will also participate in our paid time off program and will accrue an equivalent of four weeks of vacation annually.

Under each of these employment agreements if Mr. Utt, Mr. Burgher or Mr. Stanski voluntarily terminates his employment other than for a “good reason” or due to death, permanent disability or retirement, or he is terminated by us for “cause,” he will receive (a) his pro rata base salary through the date of such termination and (b) any individual annual incentive compensation not yet paid but earned and payable under Halliburton’s or KBR’s Annual Performance Pay Plan for the year prior to the year of his termination of employment, but shall not be entitled to any annual incentive compensation for the year in which he terminates employment or any other payments or benefits by or on behalf of KBR except to those which may be payable pursuant to the terms of KBR’s or Halliburton’s employee benefit plans.

If Mr. Utt’s, Mr. Burgher’s or Mr. Stanski’s employment is terminated by us (except for “cause”) or by the employee for specific reasons such as removal from the positions described in their respective employment agreements, or the assignment to him of duties materially inconsistent with his position with us or any other material breach of the employment agreement (“good reason”), the employee will receive (a) a lump-sum cash severance benefit equal to one year’s base salary as in effect at termination for Messrs. Stanski and Burgher and a lump-sum cash severance benefit equal to two years’ base salary as in effect at termination for Mr. Utt, (b) either (i) a lump-sum cash payment equal to the value of the restricted shares on the date of termination of employment, which will automatically become forfeited or (ii) full vesting of outstanding restricted shares and (c) any individual incentive compensation earned for the year of his termination of employment, determined as if he has remained employed by us for the entire year.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

SOLE STOCKHOLDER

Before this offering, all of the outstanding shares of our common stock were owned by Halliburton. After completion of this offering, Halliburton will own approximately 83% of our common stock, or 81% if the underwriters exercise their over-allotment option in full. Halliburton’s principal executive offices are located at 5 Houston Center, 1401 McKinney, Suite 2400, Houston, Texas 77010. Except for Halliburton, we are not aware of any person or group that will beneficially own more than five percent of the outstanding shares of our common stock following this offering. None of our executive officers or directors currently own any shares of our common stock. Please read “Management—Security Ownership of Directors and Executive Officers,” “—Board Structure and Compensation of Directors” and “—KBR, Inc. 2006 Stock and Incentive Plan” for a description of the ownership of Halliburton common stock owned by our directors and executive officers and for information about the stock options, restricted stock and restricted stock units that we expect to award to our directors, executive officers and employees following the closing of this offering.

Halliburton has advised us that it intends to dispose of our common stock that it owns following this offering as expeditiously as possible through a tax-free distribution to Halliburton’s stockholders. Halliburton has advised us that it has requested a ruling from the Internal Revenue Service that, among other things, no gain or loss will be recognized by Halliburton or its stockholders as a result of the distribution. Halliburton also intends to obtain an opinion of counsel related to the tax-free nature of the distribution. The determination of whether, and if so, when, to proceed with the distribution is entirely within the discretion of Halliburton. If Halliburton does not proceed with the distribution, it could elect to dispose of our common stock in a number of different types of transactions, including additional public offerings, open market sales, sales to one or more third parties or split-off offerings to Halliburton’s stockholders that would allow for the opportunity to exchange Halliburton shares for shares of our common stock or a combination of these transactions. Except for the “lock-up” period described under “Underwriting,” Halliburton is not subject to any contractual obligation to maintain its share ownership. Under the “lock-up” period restrictions, Halliburton has agreed that it will not dispose of our common stock that it owns or take other related actions, without the prior written consent of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and UBS Securities LLC, for a period of 180 days after the date of this prospectus, except that after 120 days after the date of this prospectus, Halliburton may dispose of our common stock that it owns by means of a distribution to its stockholders. For more information on the potential effect of the disposition of our common stock by Halliburton by means of the anticipated distribution or otherwise, please read “Risk Factors—Risks Related to Our Affiliation With Halliburton.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historically, Halliburton has provided various services and other general corporate support to us, including human resources, legal, information technology and accounting, and we have provided various corporate support services to Halliburton, including accounting, real estate and information technology. Halliburton and we will continue to provide certain of these services to each other on an interim basis under transition services agreements following this offering. Please read “Our Relationship With Halliburton—Transition Services Agreements.” Costs for information technology, including payroll processing services, which totaled $7 million, $20 million, $19 million and $22 million for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively, are allocated to KBR based on a combination of factors of Halliburton and KBR, including relative revenues, assets and payroll, and negotiation of the reasonableness of the charge. Costs for other services allocated to KBR were $17 million, $20 million, $20 million and $18 million for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively. Costs for these other services, including legal services and audit services, are primarily charged to KBR based on direct usage of the service. Costs allocated to KBR using a method other than direct usage are not significant individually or in the aggregate. We believe the allocation methods are reasonable. In addition, KBR leases office space to Halliburton at its Leatherhead, U.K. location.

Halliburton centrally develops, negotiates and administers our risk management process. The insurance program includes broad, all-risk coverage of worldwide property locations, excess worker’s compensation, general, automobile and employer liability, director’s and officer’s and fiduciary liability, global cargo coverage and other standard business coverages. Net expenses of $13 million, $17 million and $20 million have been allocated to us representing our share of these risk management coverages and related administrative costs for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004, respectively. Some insurable risks, such as general liability, property damage and workers’ compensation are self-insured by Halliburton and KBR Holdings, LLC; however, Halliburton has umbrella insurance coverage for some risk exposures subject to specific limits. Except with respect to directors’ and officers’ insurance, we will continue to be covered under the Halliburton risk management program for an interim period. Please see “Our Relationship With Halliburton—Transition Services Agreements.”

We perform many of our projects through incorporated and unincorporated joint ventures. In addition to participating as a joint venture partner, we often provide engineering, procurement, construction, operations or maintenance services to the joint venture as a subcontractor. Where we provide services to a joint venture that we control and therefore consolidate for financial reporting purposes, we eliminate intercompany revenues and expenses on such transactions. In situations where we account for our interest in the joint venture under the equity method of accounting, we do not eliminate any portion of our revenues or expenses. We recognize the profit on our services provided to joint ventures that we consolidate and joint ventures that we record under the equity method of accounting primarily using the percentage-of-completion method. Total revenue from services provided to our unconsolidated joint ventures recorded in our consolidated statements of operations were $249 million, $519 million and $615 million for the years ended December 31, 2005, 2004 and 2003, respectively, and $315 million and $172 million for the nine months ended September 30, 2006 and 2005, respectively. Profit on transactions with our joint ventures recognized in our consolidated statements of operations were $21 million, $50 million and $63 million for the years ended December 31, 2005, 2004 and 2003, respectively, and $54 million and $22 million for the nine months ended September 30, 2006 and 2005, respectively.

In connection with certain projects, we are required to provide letters of credit, surety bonds or other financial and performance guarantees to our customers. Halliburton is the guarantor of the majority of these credit support instruments issued through December 2005 when we obtained our $850 million revolving credit facility. As of September 30, 2006, we had $724 million in letters of credit and financial guarantees outstanding of which $54 million was issued under our Revolving Credit Facility. Of the remaining $670 million, $647 million was issued under various facilities and are irrevocably and unconditionally guaranteed by Halliburton. $551 million of the total $724 million outstanding relate to our joint venture operations, including $159 million issued in connection with our Allenby & Connaught project. In addition, as of September 30, 2006, there were $15 million of performance letters of credit issued in connection with the Barracuda-Caratinga project and $158 million related to various other projects. In addition, Halliburton has guaranteed surety bonds and provided direct guarantees primarily related to our payment and performance. These credit support instruments will remain outstanding following completion of this offering, and we will pay a quarterly carry charge to Halliburton for continuance of these instruments. We will agree to indemnify Halliburton for all losses in connection with the outstanding credit support instruments and any additional credit support instruments relating to our business for which Halliburton may become obligated following this offering. We expect to cancel these credit support instruments as we complete the underlying projects. Please read “Our Relationship With Halliburton—Master Separation Agreement—Credit Support Instruments.” Under certain reimbursement agreements, if we were unable to reimburse a bank under a paid letter of credit and the amount due is paid by Halliburton, we would be required to reimburse Halliburton for any amounts drawn on these letters of credit or guarantees in the future.

In October 2005, Halliburton capitalized $300 million of the amounts owed by us to Halliburton. In December 2005, we and Halliburton agreed to convert the balance of the amount owed by us to Halliburton into two subordinated intercompany notes with an aggregate principal balance of $774 million due December 31, 2010. In October 2006, we repaid $324 million in aggregate principal amount of the subordinated intercompany notes with available cash balances from sources permitted by the covenants under our revolving credit facility. Interest on each note accrues at the rate of 7.5% per annum and is payable in June and December of each year. These intercompany notes are subordinated to our $850 million revolving credit facility.

In December 2005, we and Halliburton entered into a cash management arrangement enabling us to continue our normal business activity of investing funds with or borrowings from Halliburton. Funds invested with Halliburton by us are evidenced by the Halliburton Cash Management Note, which is a demand promissory note, bearing interest per annum equal to the closing rate of overnight Federal funds rate determined on the first business day of each month. Funds borrowed from Halliburton are evidenced by the KBR Cash Management Note, which is a demand promissory note, bearing interest per annum equal to the six month Eurodollar rate plus 1.00%. At any given time, we will either have a note payable to or a note receivable from Halliburton pursuant to our cash management arrangement. The KBR Cash Management Note to Halliburton is subordinated to our $850 million revolving credit facility. As of September 30, 2006 and December 31, 2005, pursuant to our cash management arrangement, we had a note receivable from Halliburton of $732 million and $165 million, respectively. Additionally, as of September 30, 2006 and December 31, 2005, we had $84 million and $44 million, respectively, in amounts payable to Halliburton related to activity not covered by our cash management arrangement.

We conduct business with other Halliburton entities on a commercial basis, and we recognize revenues as services are rendered and costs as they are incurred. Amounts billed to us by Halliburton were primarily for services provided by Halliburton’s Energy Services Group on projects in the Middle East and were $0, $0, $18 million and $60 million for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively, and are included in cost of services in the consolidated statements of operations. Amounts we billed to Halliburton’s Energy Services Group were $1 million, $1 million, $4 million and $4 million for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively.

For purposes of governing certain ongoing relationships between us and Halliburton, we will enter into a master separation agreement and several ancillary agreements, including a tax sharing agreement, a registration rights agreement, two transition services agreements, an employee matters agreement and an intellectual property matters agreement, each of which is described in this prospectus under “Our Relationship With Halliburton.” The terms of these agreements were determined by Halliburton, and therefore their terms may be less favorable to us than the terms we could have obtained from an unaffiliated third party. In addition, while we are controlled by Halliburton, it is possible for Halliburton to cause us to amend these agreements on terms that may be less favorable to us than the current terms of the agreements.

OUR RELATIONSHIP WITH HALLIBURTON

We will enter into a master separation agreement with Halliburton that will provide for the separation of our assets and businesses from those of Halliburton. The master separation agreement will also contain agreements relating to the conduct of this offering and future transactions, and will govern the relationship between Halliburton and us subsequent to the separation and this offering. In addition, we will enter into several ancillary agreements with Halliburton, including a tax sharing agreement, a registration rights agreement, two transition services agreements, an employee matters agreement, and an intellectual property matters agreement. The terms of these agreements were determined by Halliburton. These agreements will continue in accordance with their terms after any distribution by Halliburton of our common stock to its stockholders. Summaries of the master separation agreement and the ancillary agreements are set forth below, and these agreements will be filed as exhibits to the registration statement of which this prospectus forms a part.

Master Separation Agreement

This Offering

The agreement requires us to use reasonable best efforts to satisfy certain conditions to the completion of this offering. Halliburton may, in its sole discretion, choose to terminate, abandon or amend any aspect of this offering at any time prior to completion of this offering, and we have agreed to take all actions directed by Halliburton in that regard. For a description of Halliburton’s ownership in us after completion of this offering, please read “Sole Stockholder.”

Potential Future Transactions

Concurrent with the execution and delivery of the master separation agreement, we will enter into a registration rights agreement with Halliburton, described below, pursuant to which we will grant to Halliburton certain registration rights for the registration and sale of shares of our common stock Halliburton will own following completion of this offering. We also will agree in the registration rights agreement to cooperate with registrations and related offerings of Halliburton’s and certain of its transferees’ shares. Please read “—Registration Rights Agreement.”

In addition to our agreements with Halliburton contained in the registration rights agreement, we have agreed in the master separation agreement that we and our affiliates, at our expense, will use reasonable best efforts to assist Halliburton in the transfer (whether in a public or private sale, exchange or other transaction) of all or any portion of its KBR common stock and to vest in the transferee all related rights and obligations that Halliburton assigns to it under the master separation agreement or any ancillary agreement.

Furthermore, we have agreed to cooperate, at our expense, with Halliburton to accomplish a tax-free distribution by Halliburton to its stockholders of shares of our common stock, and we have agreed to promptly take any and all actions necessary or desirable to effect any such distribution, including, without limitation, entering into a distribution agreement in form and substance acceptable to Halliburton. A form of distribution agreement will be attached to the master separation agreement and will address, among other things, the elimination of any remaining intercompany arrangements between us and Halliburton and our cash management arrangement with Halliburton, the conditions to a distribution and the mechanics of the distribution. The terms and conditions of any distribution agreement will supplement the provisions of the master separation agreement. The distribution may occur through a dividend, exchange or other transaction. Halliburton will determine, in its sole discretion, whether such distribution shall occur, the date of the distribution and the form, structure and all other terms of any transaction, exchange or offering to effect the distribution. A distribution may not occur at all. At any time prior to completion of the distribution, Halliburton may decide to abandon the distribution, or may modify or change the terms of the distribution, which could have the effect of accelerating or delaying the timing of the distribution.

Indemnification

General Indemnification and Mutual Release. The master separation agreement provides for cross-indemnities that generally will place the financial responsibility on us and our subsidiaries for all liabilities associated with the current and historical KBR businesses and operations, and generally will place on Halliburton and its subsidiaries (other than us) the financial responsibility for liabilities associated with all of Halliburton’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master separation agreement also contains indemnification provisions under which we and Halliburton each indemnify the other with respect to breaches of the master separation agreement or any ancillary agreement.

In addition to our general indemnification obligations described above relating to the current and historical KBR business and operations, we will agree to indemnify Halliburton for liabilities under various outstanding and certain additional credit support instruments relating to our businesses and for liabilities under litigation matters related to our business. We will also agree to indemnify Halliburton against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information that Halliburton provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. We will also agree to indemnify Halliburton for any misstatements or omissions in our subsequent SEC filings and for information we provide to Halliburton specifically for inclusion in Halliburton’s annual or quarterly reports following the completion of this offering.

In addition to Halliburton’s general indemnification obligations described above relating to the current and historical Halliburton business and operations, Halliburton will indemnify us for liabilities under litigation matters related to Halliburton’s business and for liabilities arising from misstatements or omissions with respect to information that Halliburton provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part.

For liabilities arising from events occurring on or before the separation of the companies at the time of this offering, the master separation agreement contains a general release. Under this provision, we will release Halliburton and its subsidiaries, successors and assigns, and Halliburton will release us and our subsidiaries, successors and assigns, from any liabilities arising from events between us and/or our subsidiaries on the one hand, and Halliburton and/or its subsidiaries (other than us) on the other hand, occurring on or before the separation of the companies at the time of this offering, including in connection with the activities to implement our separation from Halliburton, this offering and any distribution of our shares by Halliburton to its stockholders. The general release does not apply to liabilities allocated between the parties under the master separation agreement or any ancillary agreement or to specified ongoing contractual arrangements.

FCPA Indemnification. Halliburton has been cooperating with the SEC and DOJ investigations and with other investigations in France, Nigeria and Switzerland into the Bonny Island project in Rivers State, Nigeria. We are also aware that the Serious Frauds Office in the United Kingdom is conducting an investigation relating to the activities of TSKJ. Halliburton’s Board of Directors has appointed a committee of independent directors to oversee and direct the FCPA investigations. Halliburton, acting through its committee of independent directors, will continue to oversee and direct the investigations after the offering, and a special committee of our directors that are independent of Halliburton and us will monitor the continuing investigations directed by Halliburton.

Halliburton will agree to indemnify us and any of our greater than 50%-owned subsidiaries as of the date of the master separation agreement for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of a claim made or assessed by a governmental authority of the United States, the United Kingdom, France, Nigeria, Switzerland or Algeria, or a settlement thereof, relating to alleged or actual violations occurring prior to the date of the master separation agreement of the FCPA or particular, analogous applicable foreign statutes and regulations identified in the master separation agreement by us or our current or former directors, officers, employees, agents, representatives or subsidiaries in connection with the construction and subsequent expansion by TSKJ of a natural gas liquefaction complex and related facilities at Bonny Island or in connection with any other project, whether located inside or outside of Nigeria, including without limitation the use of agents in connection with such projects, identified by a governmental authority of the United States, the United Kingdom, France, Nigeria, Switzerland or Algeria in connection with the current investigations in those jurisdictions. The Halliburton indemnity would not apply to any fines or other monetary penalties or direct monetary damages, including disgorgement, assessed by governmental authorities in jurisdictions other than the United States, the United Kingdom, France, Nigeria, Switzerland or Algeria, or a settlement thereof, or assessed against entities such as TSKJ or Brown & Root-Condor Spa in which we do not have an interest greater than 50%. With respect to any greater than 50%-owned subsidiary of ours that is not directly or indirectly wholly owned, the Halliburton indemnity is limited to the proportionate share of any fines or other monetary penalties or direct monetary damages, including disgorgement, equal to KBR’s ownership interest in such subsidiary as of the date of the master separation agreement.

The Halliburton indemnity will not cover, and we will be responsible for, all other losses in connection with the FCPA investigations. These other losses could include, but are not limited to, our costs, losses or expenses relating to:

•	any monitor required by or agreed to with a governmental authority appointed to review future practices for compliance with FCPA law and any other actions required by governmental authorities;

•	third party claims against us, which would include any claims against us by persons other than governmental authorities;

•	special, indirect, derivative or consequential damages, which are typically damages other than actual damages, such as lost profits;

•	claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of us and our subsidiaries in their capacity as such, including any indemnity claims by individuals and claims for breach of contract;

•	damage to our business or reputation;

•	adverse effect on our cash flow, assets, goodwill, results of operations, business, prospects, profits or business value, whether present or future;

•	threatened or actual suspension or debarment from bidding or continued activity under government contracts (please read “Risk Factors—Risks Relating to Investigations” for further information); and

•	alleged or actual adverse consequences in obtaining, continuing or terminating financing for current or future construction projects in which we are involved or for which we intend to submit bids.

With respect to third party claims, we understand that the government of Nigeria gave notice in 2004 to the magistrate overseeing the investigation in France of a civil claim as an injured party in that proceeding. We are not aware of any further developments with respect to this claim.

We have agreed with Halliburton that Halliburton in its sole discretion will continue to control the investigation, defense and/or settlement negotiations regarding the FCPA investigations to which Halliburton’s indemnification is applicable. We have the right to assume control of the investigation, defense and/or settlement negotiations regarding these FCPA investigations. However, in such case, Halliburton may terminate the indemnity with respect to FCPA fines, penalties and damages described above. Furthermore, Halliburton may terminate the indemnity if we refuse to agree to a settlement of these FCPA investigations negotiated and presented by Halliburton to us or if we enter into a settlement of these FCPA investigations without Halliburton’s consent. In addition, Halliburton may terminate the indemnity if we materially breach our obligation to consistently implement and maintain, for five years following our separation from Halliburton, currently adopted business practices and standards relating to the use of foreign agents. We have agreed with Halliburton that no settlement by us of any claims relating to the FCPA investigations to which Halliburton’s indemnification is applicable effected without the prior written consent of Halliburton will be binding on Halliburton. We also have agreed with Halliburton that no settlement by Halliburton of any claims relating to these FCPA investigations that is effected without our prior written consent will be binding on us. Notwithstanding the foregoing, a minority-owned KBR subsidiary as of the date of the master separation agreement may control the investigation, defense and/or settlement of these FCPA investigations solely with respect to such subsidiary, and may agree to a settlement of claims relating to these FCPA investigations solely with respect to such subsidiary without the prior written consent of Halliburton, and any such control or agreement to a settlement shall not allow Halliburton to terminate its indemnity of us and our greater than 50%-owned subsidiaries with respect to FCPA fines, penalties and damages, including disgorgement, described above.

We have agreed, at all times during the term of the master separation agreement and whether or not we decide to assume control over the investigation, defense and/or settlement negotiations regarding the FCPA investigations to which the Halliburton indemnity applies, to assist, at Halliburton’s expense, with Halliburton’s full cooperation with any governmental authority in Halliburton’s investigation and defense of FCPA Matters. Our ongoing obligation to cooperate with Halliburton’s defense will require us to, among other things, at Halliburton’s request:

•	make disclosures to Halliburton and governmental authorities regarding the activities of KBR, Halliburton and the current and former directors, officers, employees, agents, distributors and affiliates of KBR and Halliburton relating to these FCPA investigations;

•	make available documents, records or other tangible evidence and electronic data in our possession, custody or control relating to these FCPA investigations and to preserve, maintain and retain such evidence;

•	provide access to our documents and records in our possession, custody or control relating to these FCPA investigations and use reasonable best efforts to provide access to our documents and records in the custody or control of our current and former directors, officers, employees, agents, distributors, attorneys and affiliates;

•	use reasonable best efforts to make available any of our current and former directors, officers, employees, agents, distributors, attorneys and affiliates who may have been involved in the activities under investigation and whose cooperation is requested by Halliburton or any governmental authority; to recommend that such persons cooperate fully with these FCPA investigations or any prosecution of individuals or entities; and to take appropriate disciplinary action with respect to those persons who do not cooperate or cease to cooperate fully;

•	provide testimony and other information deemed necessary by Halliburton to authenticate information to be admitted into evidence in any criminal or other proceeding;

•	use reasonable best efforts to provide access to our outside accounting and legal consultants whose work includes or relates to these FCPA investigations and their records, reports and documents relating thereto; and

•	refrain from asserting a claim of attorney-client or work-product privilege as to certain documents related to these FCPA investigations or related to transactions or events underlying these FCPA investigations.

We have agreed to inform and disclose promptly to Halliburton any developments, communications or negotiations between us, on the one hand, and any governmental authority or third party, on the other hand, with respect to these FCPA investigations, except as prohibited by law or legal restraint. Halliburton may terminate its indemnification relating to FCPA Matters upon a material breach by us of our cooperation obligations.

Until such time, if ever, that we exercise our right to assume control over the investigation, defense and/or settlement of the FCPA investigations to which the Halliburton indemnity applies, Halliburton, at its sole expense, will bear all legal and non-legal fees, expenses and other costs incurred on behalf of Halliburton and us in the investigation, defense and/or settlement of these matters (other than indemnification and advancement of expenses for our current and former employees under contract or charter or bylaw requirements). Thereafter, Halliburton and we will each be responsible for our own fees, expenses and other costs.

We and Halliburton have agreed to provide to each other, upon request, information relating to the FCPA investigations to which the Halliburton indemnity applies. Until such time, if ever, that we exercise our right to assume control over the investigation, defense and/or settlement of these FCPA investigations, the attorneys, accountants, consultants or other advisors of the Halliburton board of directors or any special committee of independent directors thereof will, from time to time and upon reasonable request, brief our board of directors or any special committee of independent directors thereof formed for purposes of monitoring these FCPA investigations concerning the status of or issues arising under or relating to Halliburton’s investigation of the FCPA Matters and its defense and/or settlement of FCPA Matters. We also have agreed with Halliburton that each party is subject to the duty of good faith and fair dealing in the performance of such party’s rights and obligations under the master separation agreement.

A special committee of our board of directors, composed of members independent of Halliburton and us, will monitor, at our cost, the FCPA investigations by the SEC and the DOJ and other governments and governmental agencies, Halliburton’s investigation, defense and/or settlement thereof, and our cooperation with Halliburton. These directors will have access to separate advisors and counsel to assist in their monitoring, the cost of which will be borne by us. Any decision to take control over the investigation, defense and/or settlement, to refuse to agree to a settlement of FCPA Matters negotiated by Halliburton or to discontinue cooperation with Halliburton would be made by this independent committee.

Enforceability of Halliburton FCPA Indemnification. Under the indemnity with Halliburton with respect to FCPA Matters, our share of any liabilities for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of governmental claims or assessments relating to FCPA Matters would be funded by Halliburton and would not be borne by us or our public stockholders. Our indemnification from Halliburton for FCPA Matters may not be enforceable as a result of being against governmental policy. We believe that the proposed Halliburton indemnification does not contravene the terms of any statutes, rules, regulations, or policies on indemnity for securities law violations promulgated by the SEC or Congress, and we will vigorously defend the enforceability of the indemnification. However, the SEC, the DOJ and/or a court of competent jurisdiction may not agree that the indemnification from Halliburton is enforceable. Please read “Risk Factors—Risks Relating to Investigations—Our indemnification from Halliburton for FCPA Matters may not be enforceable as a result of being against governmental policy” for additional information.

There are risks and uncertainties concerning the FCPA investigations and Halliburton’s indemnity which you should consider carefully before deciding to invest in our common stock. Please read “Risk Factors—Risks Relating to Investigations” and “Risk Factors—Risks Related to Our Affiliation With Halliburton.”

Barracuda-Caratinga Indemnification. Halliburton will agree to indemnify us and any of our greater than 50%-owned subsidiaries as of the date of the master separation agreement for all out-of-pocket cash costs and expenses, or cash settlements or cash arbitration awards in lieu thereof, we may incur after the effective date of the master separation agreement as a result of the replacement of the subsea flow-line bolts installed in connection with the Barracuda-Caratinga project, which we refer to as “B-C Matters.” The Halliburton indemnity will not cover, and we will be responsible for, all other losses in connection with the Barracuda-Caratinga project. These other losses include, but are not limited to, warranty claims on the Barracuda-Caratinga project, damage claims as a result of any failure on the Barracuda-Caratinga vessels and other losses relating to certain third party claims, losses that are special, indirect, derivative or consequential in nature, losses relating to alleged or actual damage to our business or reputation, losses or adverse effect on our cash flow, assets, goodwill, results of operations, business, prospects, profits or business value, whether present or future, or alleged or actual adverse consequences in obtaining, continuing or terminating of financing for current or future projects.

We will at our cost continue to control the defense, counterclaim and/or settlement of B-C Matters, but Halliburton will have discretion to determine whether to agree to any settlement or other resolution of these matters. Halliburton has the right to assume control over the defense, counterclaim and/or settlement of B-C Matters at any time. If Halliburton assumes control over the defense, counterclaim and/or settlement of B-C Matters, and we refuse a settlement proposed by Halliburton, Halliburton may terminate the indemnity relating to B-C Matters. We have agreed to inform and disclose promptly to Halliburton any developments, communications or negotiations between us, on the one hand, and Petrobras and its affiliates or any third party, on the other hand, with respect to B-C Matters, except as prohibited by law or legal restraint. Halliburton may terminate the indemnity relating to B-C Matters upon a material breach by us of our obligations to cooperate with Halliburton or upon our entry into a settlement of any claims relating to B-C Matters without Halliburton’s consent.

We have agreed at our cost to disclose to Halliburton any developments, negotiation or communication with respect to B-C Matters. We will be entitled to retain the cash proceeds of any arbitration award entered in our favor or in favor of Halliburton, or any cash settlement or compromise in lieu thereof (other than with respect to recovery of Halliburton’s attorneys’ fees or recovery of cash costs and expenses advanced to us by Halliburton pursuant to Halliburton’s indemnity for B-C Matters). We have agreed with Halliburton that no settlement by us of any claims relating to B-C Matters effected without the prior written consent of Halliburton will be binding on Halliburton. We have also agreed with Halliburton that no settlement by Halliburton of any claims relating to B-C Matters that is effected without our prior written consent will be binding on us.

Until such time, if ever, that Halliburton exercises its right to assume control over the defense, counterclaim and/or settlement of B-C Matters, we, at our sole expense, will bear all legal and non-legal expenses incurred on behalf of Halliburton and us in the defense, counterclaim and/or settlement of B-C Matters.

There are risks and uncertainties concerning the Barracuda-Caratinga project which you should consider carefully before deciding to invest in our common stock. Please read “Risk Factors—Risks Related to Our Customers and Contracts—We are involved in a dispute with Petrobras with respect to responsibility for the failure of subsea flow-line bolts on the Barracuda-Caratinga project.”

Bidding Practices Investigations

The master separation agreement provides that both Halliburton and we will use our respective reasonable best efforts to assist each other in fully cooperating with ongoing bidding practices investigations, as described more fully in “Business—Legal Proceedings—Bidding Practices Investigations” above, and the defense and/or settlement of any claims made by governmental authorities relating to or arising out of such investigations, although Halliburton’s indemnity to us does not apply to liabilities, if any, for fines, monetary damages or other potential losses arising out of the bidding practices investigations. We and Halliburton will agree, for the term of the master separation agreement and with respect to the bidding practices investigations, to provide each other with access to relevant information, to preserve, maintain and retain relevant documents and records, to make available and encourage the cooperation of personnel and to inform each other of relevant developments, communications or negotiations.

Corporate Governance

The master separation agreement also contains several provisions regarding our corporate governance that apply for so long as Halliburton owns specified percentages of our common stock. We will use our reasonable best efforts to avail ourselves of exemptions from certain corporate governance requirements of the New York Stock Exchange while Halliburton owns a majority of our outstanding voting stock. Please read “Risk Factors—Risks Related to Our Affiliation With Halliburton—We will be a ‘controlled company’ under the rules of the New York Stock Exchange and, as a result, we will qualify for, and intend to rely on, exemptions from some of the corporate governance requirements of the New York Stock Exchange. Accordingly, our stockholders will not have as many corporate governance protections as stockholders of some other publicly traded companies.” As permitted under these exemptions, we have agreed that, so long as Halliburton owns a majority of our voting stock, Halliburton will have the right to:

•	designate for nomination by our board of directors, or a nominating committee of the board, a majority of the members of the board, including our chairman; and

•	designate for appointment by the board of directors at least a majority of the members of any committee of our board of directors (other than the audit committee or a special committee of independent directors).

If Halliburton’s beneficial ownership of our common stock is reduced to a level of at least 15% but less than a majority of our outstanding voting stock, Halliburton will have the right to:

•	designate for nomination a number of directors proportionate to its voting power; and

•	designate for appointment by the board of directors at least one member of any committee of our board of directors, to the extent permitted by law or stock exchange requirements (other than the audit committee or a special committee of independent directors).

We have also agreed to use our reasonable best efforts to cause Halliburton’s nominees to be elected.

Pursuant to the master separation agreement, for so long as Halliburton beneficially owns a majority of our outstanding voting stock, our board of directors will have an executive committee consisting solely of Halliburton designees. If Halliburton’s beneficial ownership is reduced to less than a majority but at least 15% of our outstanding voting stock, Halliburton will be entitled to designate at least one Halliburton designee to the executive committee. The executive committee will exercise the authority of the board of directors when the full board of directors is not in session in reviewing and approving the analysis, preparation and submission of significant project bids; managing the review, negotiation and implementation of significant project contracts; and reviewing our business and affairs. In addition, as long as Halliburton beneficially owns a majority of our outstanding voting stock, Halliburton’s board of directors will review and approve all of our projects that have an estimated value in excess of $250 million.

We have agreed in the master separation agreement that, until the earlier to occur of a distribution by Halliburton to its stockholders of its stock in us or the date that Halliburton ceases to control us for U.S. tax purposes, we will not, without Halliburton’s prior written consent, issue any stock, or any securities, options, warrants or rights convertible into or exercisable or exchangeable for our stock, if such issuance would cause Halliburton to fail to control us within the meaning of Section 368(c) of the Internal Revenue Code, cause Halliburton to fail to satisfy the stock ownership requirements of Section 1504(a)(2) of the Internal Revenue Code with respect to us, or cause a change of control under the provisions of Section 355(e) of the Internal Revenue Code. We have also agreed that, until the earliest to occur of a distribution by Halliburton to its stockholders of its stock in us or the date that Halliburton ceases to control us for U.S. tax purposes, we will refrain from issuing any of our stock (or any securities, options, warrants or rights convertible into or exercisable of exchangeable for our stock) in settlement of any award pursuant to any stock option or other executive or employee benefit or compensation plan maintained by us, including without limitation any restricted stock unit, phantom stock, option or stock appreciation right.

We have also agreed that for so long as Halliburton owns 15% or more of our outstanding voting stock, we will not make discretionary changes to our accounting principles and practices, and we will not select a different accounting firm than Halliburton’s, which is currently KPMG LLP, to serve as our independent registered public accountants.

We have agreed to grant to Halliburton a continuing subscription right to purchase from us, at the times set forth in the master separation agreement:

•	such number of shares of our voting stock as is necessary to allow Halliburton to maintain its then-current voting percentage; and

•	such number of shares of our non-voting stock as is necessary to allow Halliburton to maintain its then-current ownership percentage (or 80% of the shares of each new class of non-voting stock that we may issue in the future).

The subscription right terminates, with respect to our voting stock, if Halliburton owns less than 80% of our outstanding voting stock at any time and, with respect to our non-voting stock, if Halliburton owns less than 80% of our non-voting stock at any time. The subscription right does not apply with respect to, among other things, certain issuances of shares by us pursuant to any stock option or other employee benefit plan to the extent the issuance would not result in Halliburton’s loss of control over us within the meaning of Section 368(c) of the Internal Revenue Code, Halliburton’s failure to satisfy stock ownership requirements of Section 1504(a)(2) of the Internal Revenue Code with respect to us, or a change of control under the provisions of Section 355(e) of the Internal Revenue Code.

Halliburton may transfer all or any portion of its contractual corporate governance rights described above to a transferee from Halliburton which holds at least 15% of our outstanding voting stock.

We have agreed that, for so long as Halliburton beneficially owns a majority of our outstanding voting stock, we will consistently implement and maintain Halliburton’s business practices and standards with respect to internal controls and the Halliburton Code of Business Conduct.

Halliburton has also agreed, for so long as Halliburton owns at least 20% or more of our outstanding voting stock, to renounce, to the fullest extent permitted by applicable law, any and all rights it may have with respect to each investment, commercial activity or other opportunity that is a “restricted opportunity” (as such term is defined in our certificate of incorporation). Please read “Description of Capital Stock—Transactions and Corporate Opportunities.”

Certain of the corporate governance provisions of the master separation agreement described above could have the effect of delaying or preventing a change of control or changes in our management that a stockholder might consider favorable. Please read “Risk Factors—Risks Related to Our Affiliation With Halliburton—We will be controlled by Halliburton as long as it owns a majority of our outstanding voting stock, and you will be unable to affect the outcome of stockholder voting during that time.”

Credit Support Instruments

In the ordinary course of our business, we enter into letters of credit, surety bonds, performance guarantees, financial guarantees and other credit support instruments. Prior to our separation from Halliburton, Halliburton and certain of its affiliates agreed to be primary or secondary obligors on most of our currently outstanding credit support instruments. We and Halliburton have agreed that these credit support instruments will remain in full force and effect until the earlier of: (1) the expiration of such instrument in accordance with its terms or the release of such instrument by our customer, or (2) the termination of the project contract to which such instrument relates or the termination of our obligations under the contract.

In addition, we and Halliburton have agreed that until December 31, 2009, Halliburton will provide or cause to be provided additional guarantees and indemnification or reimbursement commitments, or extensions of existing guarantees and indemnification or reimbursement commitments, for our benefit in connection with (a) letters of credit necessary to comply with our EBIC contract, our Allenby & Connaught contract and all other contracts that were in place as of December 15, 2005; (b) surety bonds issued to support new task orders pursuant to the Allenby & Connaught contract, two existing job order contracts for our G&I segment and all other contracts that were in place as of December 15, 2005; and (c) performance guarantees in support of these contracts.

We have agreed to use our reasonable best efforts to attempt to release or replace Halliburton’s liability under the outstanding credit support instruments and any additional credit support instruments for which Halliburton may become liable following this offering for which such release or replacement is reasonably available. For so long as Halliburton or its affiliates remain liable with respect to any credit support instrument, we have agreed to pay the underlying obligation as and when it becomes due. We will agree to indemnify Halliburton for all liabilities in connection with our outstanding credit support instruments and any additional credit support instruments relating to our business for which Halliburton may become obligated following this offering. Furthermore, we have agreed to pay a carry charge for continuance of Halliburton’s obligations with respect to our letters of credit and surety bonds. For so long as any letter of credit for which Halliburton may be obligated remains outstanding prior to December 31, 2009, we will pay to Halliburton a quarterly carry charge for continuance of the letters of credit equal to the sum of: (i) 0.40% per annum of the then outstanding aggregate principal amount of all letters of credit for such quarter meeting the definition of “Performance Letters of Credit” or “Commercial Letters of Credit” (as such terms are defined by our revolving credit agreement), and (ii) 0.80% per annum of the then outstanding aggregate principal amount of all letters of credit constituting financial letters of credit for such quarter. Thereafter, following December 31, 2009, these quarterly carry charges for letters of credit will increase to 0.90% per annum and 1.65% per annum, respectively. For so long as any surety bond for which Halliburton may be obligated remains outstanding prior to December 31, 2009, we will pay to Halliburton a quarterly carry charge for continuance of the surety bonds equal to 0.25% per annum of the then outstanding aggregate principal amount of such surety bonds for such quarter. Thereafter, following December 31, 2009, the quarterly carry charge for continuance of surety bonds increases to 0.50% per annum.

The master separation agreement provides that, except in connection with the existing credit support instruments, any additional credit support instruments relating to our business described above for which Halliburton may become obligated, or as otherwise contemplated by our cash management arrangement with Halliburton and our intercompany notes with Halliburton, Halliburton will have no obligation to, but may at its sole discretion, provide or continue any credit support to, or advance any funds to or on behalf of, us following the completion of this offering.

Dispute Resolution

The master separation agreement contains provisions that govern the resolution of disputes, controversies or claims that may arise between us and Halliburton under the master separation agreement and the related ancillary agreements, or between us and Halliburton for a period of ten years after completion of this offering relating to our commercial or economic relationship to Halliburton. These provisions contemplate that efforts will be made to resolve disputes by escalation of the matter to senior management representatives of us and Halliburton who have not previously been directly engaged in the dispute. If such efforts are not successful, either we or Halliburton may submit the dispute to final, binding arbitration.

Expenses

Except as otherwise provided in the master separation agreement, the ancillary agreements or any other agreement between us and Halliburton relating to the separation or this offering, Halliburton will pay all out-of-pocket costs and expenses incurred in connection with the separation of our business from Halliburton, this offering, and any future distribution of KBR shares to Halliburton’s stockholders, and in connection with preparing the master separation agreement and the ancillary agreements. We will pay all underwriting fees, discounts and commissions and other direct costs incurred in connection with this offering. Please read “Underwriting.”

Other Agreements

The master separation agreement requires us to apply the proceeds of the offering in the manner described under “Use of Proceeds.” The master separation agreement also provides that we will continue to perform certain contracts relating to Halliburton’s energy services group and that Halliburton will continue to perform certain contracts relating to our business, with the benefits, liabilities and costs of such performance to be for the account of, respectively, Halliburton and us. The master separation agreement also contains provisions relating to, among other matters, confidentiality and the exchange of information, provision of financial information and assistance with respect to financial matters, preservation of legal privileges and the production of witnesses, cooperation with respect to the investigation, litigation, defense and/or settlement of certain litigation, and a one-year mutual agreement to refrain from soliciting for employment the current employees of us or Halliburton, as applicable.

Tax Sharing Agreement

We will enter into a tax sharing agreement with Halliburton to govern the allocation of U.S. income tax liabilities and to set forth agreements with respect to other tax matters. Under the Internal Revenue Code, we will cease to be a member of the Halliburton consolidated group (a deconsolidation) if at any time Halliburton owns less than 80% of the vote or 80% of the value of our outstanding capital stock, whether by issuance of additional shares by us, by Halliburton’s sale of our stock, by Halliburton’s spin-off distributions of our stock, by Halliburton’s split-off offerings of our stock or by a combination of these transactions.

Halliburton will be responsible for filing any U.S. income tax returns required to be filed for any company or group of companies of the Halliburton consolidated group through the date of the deconsolidation. Halliburton will also be responsible for paying the taxes related to the returns it is responsible for filing. We will pay Halliburton our allocable share of such taxes. We are obligated to pay Halliburton for the utilization of net operating losses, if any, generated by Halliburton prior to the deconsolidation to offset our consolidated federal income tax liability.

Halliburton will determine all tax elections for tax periods during which we are a member of the Halliburton consolidated group consistent with past practice. We will prepare and file all tax returns required to be filed by us and pay all taxes related to such returns for all tax periods after we cease to be a member of the Halliburton consolidated group.

Generally, if there are tax adjustments related to us arising after the deconsolidation date, which relate to a tax return filed for a pre-deconsolidation period, we will be responsible for any increased taxes and we will receive the benefit of any tax refunds. We have agreed to cooperate with and assist Halliburton in any tax audits, litigation or appeals that involve, directly or indirectly, tax returns filed for pre-deconsolidation periods and to provide Halliburton with information related to such periods. We and Halliburton will agree to indemnify each other for any tax liabilities resulting from the failure to pay any amounts due under the terms of the tax sharing agreement.

We and Halliburton have agreed that, except as described in the following paragraph, any and all taxes arising from our deconsolidation with the Halliburton consolidated group will be the responsibility of Halliburton. We have also agreed that we will elect to not carry back net operating losses we generate in our tax years after deconsolidation to tax years when we were part of the Halliburton consolidated group. We may utilize such net operating losses in our tax years after deconsolidation (subject to the applicable carryforward limitation periods) but only to the extent of our income in such tax years.

If Halliburton distributes our stock to its stockholders, we and Halliburton will be required to comply with representations that are made to Halliburton’s tax counsel in connection with the tax opinion that we expect to be issued to Halliburton regarding the tax-free nature of the distribution of our stock by Halliburton to Halliburton stockholders. In addition, we and Halliburton will be required to comply with representations that are made to the Internal Revenue Service in connection with Halliburton’s request for a private letter ruling with respect to the distribution. Further, we have agreed not to enter into transactions for two years after the distribution date that would result in a more than immaterial possibility of a change of control of our company pursuant to a plan unless a ruling is obtained from the Internal Revenue Service or an opinion is obtained from a nationally recognized law firm that the transaction will not affect the tax-free nature of the distribution. For these purposes, certain transactions are deemed to create a more than immaterial possibility of a change of control of our company pursuant to a plan, and thus require such a ruling or opinion, including, without limitation, the merger of KBR with or into any other corporation, stock issuances (regardless of size) other than in connection with KBR employee incentive plans, or the redemption or repurchase of any of our capital stock (other than in connection with future employee benefit plans or pursuant to a future market purchase program involving 5% or less of our publicly traded stock). If we take any action which results in the distribution becoming a taxable transaction, we will be required to indemnify Halliburton for any and all taxes incurred by Halliburton or any of its affiliates, on an after-tax basis, resulting from such actions.

Depending on the facts and circumstances, if Halliburton distributes our stock to its stockholders, the distribution may be taxable to Halliburton if we undergo a 50% or greater change in stock ownership within two years after any distribution. Under the tax sharing agreement, Halliburton is entitled to reimbursement of any tax costs incurred by Halliburton as a result of a change in control of our company after any distribution. Halliburton would be entitled to such reimbursement even in the absence of any specific action by us, and even if actions of Halliburton (or any of its officers, directors or authorized representatives) contributed to a change in control of our company. Actions by a third party after any distribution causing a 50% or greater change in our stock ownership could also cause the distribution by Halliburton to be taxable and require reimbursement by us.

Registration Rights Agreement

The shares of our common stock held by Halliburton after this offering will be deemed “restricted securities” as defined in Rule 144. Accordingly, Halliburton may only sell a limited number of shares of our common stock into the public markets without registration under the Securities Act. We will enter into a registration rights agreement with Halliburton under which, at the request of Halliburton, we will use our best efforts to register shares of our common stock that are held by Halliburton after the closing of this offering, or subsequently acquired, for public sale under the Securities Act. As long as Halliburton owns a majority of our outstanding voting stock, there is no limit to the number of registrations that Halliburton may request. Once Halliburton owns less than a majority of the voting power of our outstanding voting stock, Halliburton can request a total of three additional registrations for so long as Halliburton owns at least 10% of the outstanding shares of our common stock.

If Halliburton transfers more than 10% of our outstanding shares of common stock to a transferee, Halliburton may transfer all or a portion of its rights under the agreement, except that a transferee that acquires a majority of our outstanding common stock can only request two additional registrations after it owns less than a majority of our outstanding common stock, and a transferee of less than a majority of our outstanding common stock can only request either one or two registrations, depending on the percentage of our outstanding common stock it acquires. The transfer of rights under the agreement to a transferee will not limit the number of registrations Halliburton may request. There is no limit on the number of registrations a transferee may demand from us so long as the transferee and its affiliates beneficially own a majority of the outstanding shares of our common stock.

Under the registration rights agreement, we will also provide Halliburton and its permitted transferees with “piggy-back” rights to include their shares in future registrations by us of our common stock under the Securities Act. There is no limit on the number of these “piggy-back” registrations in which Halliburton and its permitted transferees may request their shares be included. The rights under this agreement will terminate once Halliburton or a permitted transferee is able to dispose of all of its shares of our common stock within a ninety-day period pursuant to the exemption from registration provided under Rule 144 of the Securities Act.

We have agreed to cooperate in these registrations and related offerings. We and Halliburton have agreed to restrictions on the ability of each party to sell securities following registrations conducted by us or at the request of Halliburton. All expenses payable in connection with such registrations will be paid by us, except that Halliburton or a permitted transferee, as applicable, will pay all underwriting discounts and commissions applicable to the sale of its shares of our common stock and the fees and expenses of its separate advisors and legal counsel.

Transition Services Agreements

We will enter into a transition services agreement with Halliburton under which Halliburton will provide to us, on an interim basis, various corporate support services. These services will consist generally of the services that have been provided to KBR on an intercompany basis prior to this offering. These services relate to, among other things:

•	communications;

•	human resources;

•	real estate services;

•	certain investment fund trusts;

•	tax;

•	internal audit services;

•	international;

•	travel;

•	consulting;

•	risk management;

•	information technology;

•	accounting;

•	legal; and

•	government services.

For up to 90 days following the completion of this offering, Halliburton and KBR may agree on additional services to be included in the transition services agreement. Halliburton will be obligated to provide those additional services we request that were inadvertently or unintentionally omitted from the transition services agreement and that were (1) provided by Halliburton to us immediately prior to the completion of this offering or (2) were included in the Halliburton 2006 budget for intercompany services. Halliburton, in its sole discretion, may decline to provide any other services.

Halliburton will provide services to us with the same general degree of care, at the same general level and at the same general degree of accuracy and responsiveness, as when the services were performed prior to the separation of our companies.

We will pay fees to Halliburton for the services rendered based on the type and amount of services. The fees will be determined on a basis generally intended to approximate the fully allocated direct and indirect costs of providing and discontinuing the services, without any profit.

Halliburton is obligated to provide services to us for the time periods contemplated by the transition services agreement or until we discontinue a particular service. We may discontinue any service upon 30 days prior written notice. We have agreed to terminate the transition services as soon as reasonably practical. The transition services agreement will terminate when KBR has terminated all services thereunder.

We and Halliburton have agreed in the transition services agreement that each party will be responsible for, and will indemnify the other party with respect to, a party’s own losses for property damage or personal injury, except to the extent that such losses are caused by the gross negligence or willful misconduct of the other party.

In addition, we will enter into a transition services agreement with Halliburton under which we will provide to Halliburton, on an interim basis, certain corporate support services relating to information technology and accounting. The terms and conditions on which we will provide services to Halliburton under this transition services agreement are the same as or substantially similar to those of the transition services agreement pertaining to services Halliburton will provide to us.

The transition services agreements also provide that, after such time as Halliburton ceases to provide us with access to certain software applications under the transition services agreements, Halliburton will assign, license or sublicense to us certain specified software applications, unless we otherwise obtain access to or replace such software. Where necessary, Halliburton will use reasonable best efforts to obtain the consent of the original licensor prior to any assignment or sublicensing, but Halliburton will not be in breach of the agreement if such consent cannot be obtained. With respect to software owned by Halliburton, Halliburton will grant us a non-exclusive, non-transferable, royalty-free license to use the software for our internal use. Any license granted will be perpetual (in the case of software owned by Halliburton), and any sublicense granted will be co-terminous with the original license (in the case of software licensed by Halliburton). We will not be permitted to distribute, publish, transfer or sublicense the software to third parties or exploit the software commercially other than as permitted by the agreement. We will agree to assign, license or sublicense other specified software applications to Halliburton on substantially similar terms as those described above.

Employee Matters Agreement

We will enter into an employee matters agreement with Halliburton to allocate liabilities and responsibilities relating to our current and former employees and their participation in certain benefit plans maintained by Halliburton or a subsidiary of Halliburton.

No duplicate benefits will be provided to our employees under our plans and Halliburton plans. Generally, our employees’ prior service with Halliburton will be considered as service with us for purposes of our plans.

Many of our employees currently participate in retirement and welfare plans sponsored by us, and our employees will continue to participate in such plans after the closing of this offering in accordance with the terms of those plans. However, some of our employees participate in or have benefits under plans maintained by Halliburton. We have agreed to cooperate with Halliburton with regard to the administration, audit, reporting and provision of participant information in connection with Halliburton plans in which our employees participate or are entitled to benefits. Further, we have agreed to cooperate with Halliburton to separate plans and related trusts in which both our employees and employees of Halliburton participate or are entitled to benefits. If participation is not terminated earlier, our employees will generally cease participation in all Halliburton plans as of the date we cease to be a member of the Halliburton consolidated group (the deconsolidation date). Nothing in the employee matters agreement requires us to adopt, terminate or continue to maintain any of our benefit plans.

After the closing of this offering, some of our employees may continue on an interim basis to accrue benefits and/or interest under certain plans maintained by Halliburton, including: (1) the Halliburton Benefit Restoration Plan and (2) the Halliburton 2002 Employee Stock Purchase Plan, (3) the Halliburton Supplemental Executive Retirement Plan, (4) the Dresser Industries Deferred Compensation Plan, and, with respect to any awards outstanding as of the closing date of this offering, (5) the Halliburton 1993 Stock and Incentive Plan and (6) the Halliburton Annual Performance Pay Plan. We have agreed with Halliburton to reimburse Halliburton in full for such post-closing accruals and plan expenses corresponding to our employees’ participation in the Halliburton plans. However, Halliburton will cause its appropriate subsidiary to continue to retain responsibility for retiree medical benefits for certain of our former employees who are eligible for retiree medical benefits under a retiree medical program previously sponsored by Dresser Industries, Inc. and maintained by Halliburton following their 1998 merger, and we are not responsible for reimbursing Halliburton or its subsidiaries for these retiree medical benefits. We retain responsibility for retiree medial benefits, to the extent applicable, for all other former employees and for all of our current employees. To the extent that any of our employees are eligible for a performance bonus based on performance criteria relating to both Halliburton and us, we will pay the entire bonus and Halliburton will reimburse us for the pro-rata portion of such bonus that corresponds to such employee’s time of service for Halliburton. We have also agreed to establish a non-qualified deferred compensation plan designed to assume all obligations and liabilities associated with the benefits our active employees have under the Dresser Industries Deferred Compensation Plan as of the date Halliburton distributes our shares of common stock that it owns to its stockholders.

Certain of our employees hold restricted stock of Halliburton, options to acquire stock of Halliburton or performance units with respect to stock of Halliburton under Halliburton’s 1993 Stock and Incentive Plan. Our employees will continue to hold these equity awards after the closing of this offering. Our employees will be considered terminated for purposes of the Halliburton 1993 Stock and Incentive Plan if and when Halliburton owns less than 20% of our outstanding voting stock, and upon such termination, our employees’ rights to these equity awards will be determined based on the Halliburton 1993 Stock and Incentive Plan, as amended, and the relevant award agreements which may result in forfeiture of awards and limitations on the period to exercise options, and we expect these equity awards will be converted into awards relating to KBR common stock. For more information, please read “Management—Anticipated Conversion of Halliburton Equity-Based Awards into KBR Equity-Based Awards.” To the extent we are eligible to take a deduction corresponding to our employee’s recognition of income with respect to awards of Halliburton stock, we have agreed to pay to Halliburton the amount of the deduction.

With some exceptions, we will indemnify Halliburton for benefit plan and employment liabilities that are the subject of the employee matters agreement and that arise from any acts or omissions of our employees or agents or breach of the employee matters agreement. Halliburton will similarly indemnify us for acts or omissions of its employees or agents or their breach of the employee matters agreement. We will also indemnify Halliburton in the case that Halliburton becomes liable in connection with certain foreign pension plans which we maintain for our current and former employees.

Intellectual Property Matters Agreement

We will enter into an intellectual property matters agreement with Halliburton. Under this agreement, the existing intellectual property owned by us, including patents, patent applications, copyrights, trade secrets and know-how, will remain our assets after the completion of this offering. We will grant Halliburton a non-exclusive, royalty-free, worldwide license under our existing patents and patent applications (including those claiming certain field upgrade, coal gasification or riser technology) in the fields of business and operations of Halliburton’s current business, certain field processing, coal gasification and riser fields of use, and all other fields of use not included in our fields of use. The foregoing licenses as to coal gasification technology are subject to our agreements with Southern Company Services, Inc. and the United States Department of Energy. In turn, Halliburton will grant us a non-exclusive, royalty-free, worldwide license under the existing patents and patent applications owned by Halliburton in the fields of use of our current business, certain field processing, coal gasification and riser fields of use, and certain other specified fields of use. Both we and Halliburton will retain the right to use, on a royalty-free and non-exclusive basis and in our respective fields of use, certain of the other party’s existing intellectual property (including copyrights, trade secrets, technology and know-how but excluding patents, which are subject to other specific provisions) to the extent used in, and necessary for, the conduct of our respective current businesses. Such intellectual property may be sublicensed in each party’s respective fields of use to certain customers. Halliburton may sublicense only to such customers who are oil and gas producing companies or coal producing and processing companies, and KBR may sublicense only to such customers who are oil and gas producing companies, refining or industrial processing companies or customers of its Government and Infrastructure segment prior to the offering date (other than those who provide upstream oilfield services). Each party’s licenses to patents and other intellectual property described above are limited by that party’s confidentiality and non-use obligations under this agreement. Either party may request a sublicense in its respective fields of use to third-party patents currently licensed to the other party to the extent the original license agreement (and, if applicable, KBR’s agreements with Southern Company Services, Inc. and the United States Department of Energy) permits such a sublicense and on the most favorable terms permitted by such license. Halliburton’s use or sublicensing of certain of our technologies will, in certain circumstances, require Halliburton to pay us commercially reasonable fees at rates and on terms that are consistent with our practices at the time. At the offering date, we must cease using all Halliburton trademarks, but Halliburton may continue to use the term “Kellogg,” “KBR” or “Kellogg Brown & Root” as part of the name of one Halliburton entity that will serve as a holding company and will not directly provide any goods or services.

CERTAIN FEDERAL TAX MATTERS RELATED TO OUR SEPARATION FROM HALLIBURTON

Under the Internal Revenue Code, two corporations may form a consolidated group if one corporation owns stock representing at least 80% of the voting power and value of the outstanding capital stock of the other corporation. Because Halliburton currently owns 100% of our common stock, we and Halliburton are members of the same consolidated group. As members of the same consolidated group, we file a consolidated federal income tax return with Halliburton. This allows Halliburton to offset its federal taxable income with our tax losses, if any. After this offering, we and Halliburton will continue to file a consolidated federal income tax return.

Halliburton has advised us that it intends to dispose of our common stock that it owns following this offering as expeditiously as possible through a tax-free distribution to Halliburton’s stockholders. Halliburton has advised us that it has requested a ruling from the Internal Revenue Service that, among other things, no gain or loss will be recognized by Halliburton or its stockholders as a result of the distribution. Halliburton also intends to obtain an opinion of counsel related to the tax-free nature of the distribution.

The determination of whether, and if so, when, to proceed with the distribution is entirely within the discretion of Halliburton. If Halliburton does not proceed with the distribution, it could elect to dispose of our common stock in a number of different types of transactions, including additional public offerings, open market sales, sales to one or more third parties or split-off offerings to Halliburton’s stockholders that would allow for the opportunity to exchange Halliburton shares for shares of our common stock or a combination of these transactions.

If Halliburton distributes our stock to its stockholders, we and Halliburton will be required to comply with representations that are made to Halliburton’s counsel in connection with the counsel’s opinion and with representations that are made to the Internal Revenue Service in connection with the ruling request. Further, we have agreed not to enter into transactions for two years after the distribution date that would result in a more than immaterial possibility of a change of control of our company pursuant to a plan unless a ruling is obtained from the Internal Revenue Service or an opinion is obtained from a nationally recognized law firm that the transaction will not affect the tax-free nature of the distribution. For these purposes, certain transactions are deemed to create a more than immaterial possibility of a change of control of our company pursuant to a plan, and thus require such a ruling or opinion, including, without limitation, the merger of KBR with or into any other corporation, stock issuances (regardless of size) other than in connection with KBR employee incentive plans, or the redemption or repurchase of any of our capital stock (other than in connection with future employee benefit plans or pursuant to a future market purchase program involving 5% or less of our publicly traded stock).

If we breach any representations with respect to the opinion or ruling request, take any action that causes such representations to be untrue or engage in transactions after the distribution that cause the spin-off to be taxable, we will be required to indemnify Halliburton for any and all taxes incurred by Halliburton or any of its affiliates resulting from the failure of the spin-off to qualify as a tax-free transaction as provided in the tax sharing agreement. The amounts of any indemnification payments would be substantial, and we likely would not have sufficient financial resources to achieve our growth strategy after making such payments.

Depending on the facts and circumstances, if Halliburton distributes our stock to its stockholders, the distribution may be taxable to Halliburton if we undergo a 50% or greater change in stock ownership within two years after any distribution. Under the tax sharing agreement we will enter into with Halliburton, Halliburton is entitled to reimbursement of any tax costs incurred by Halliburton as a result of a change in control of our company after any distribution. Halliburton would be entitled to such reimbursement even in the absence of any specific action by us, and even if actions of Halliburton (or any of its officers, directors or authorized representatives) contributed to a change in control of our company. These costs may be so great that they delay or prevent a strategic acquisition, a change in control of our company or an attractive business opportunity. Actions by a third party after any distribution causing a 50% or greater change in our stock ownership could also cause the distribution by Halliburton to be taxable and require reimbursement by us.

After the distribution of our common stock by Halliburton to its stockholders or any other transaction in which Halliburton disposes of enough of our stock to cause a deconsolidation, we will cease to be a member of the Halliburton consolidated tax group. This separation will have both current and future income tax implications to us. The event of deconsolidation itself will result in the triggering of deferred intercompany gains, if any. We would recognize taxable income related to any such gains; however, we do not expect that such gains would have a material impact on our net income and cash flow.

Subsequent to the distribution or other disposition that causes a deconsolidation, there will then exist two separate groups for tax purposes, the Halliburton group and our group. Each group will file separate consolidated federal income tax returns, and Halliburton will not be able to use our tax losses, if any. We have agreed that we will elect not to carry back net operating losses we generate in our tax years after deconsolidation to tax years when we were part of the Halliburton consolidated group. We may be able to utilize such net operating losses in our group’s tax years after deconsolidation (subject to the applicable carryforward limitation periods) but only to the extent of our group’s income in such tax years.

In addition to the current income tax consequences triggered by the act of deconsolidation discussed above, our separation from the Halliburton consolidated tax group will change our overall future income tax posture. As a result, we could be limited in our future ability to effectively use future tax deductions and credits. We intend to undertake appropriate measures after deconsolidation in order to mitigate any adverse tax effect of no longer being a part of the Halliburton consolidated tax group.

DESCRIPTION OF CAPITAL STOCK

General

The following descriptions are summaries of material terms of our common stock, preferred stock, certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. Immediately following the offering, 163,467,000 shares of common stock, or 167,643,000 shares if the underwriters exercise their over-allotment option in full, will be outstanding, and there will be 0 outstanding shares of preferred stock.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “KBR.”

We have agreed in the master separation agreement that we will not, without Halliburton’s prior consent, issue any stock, or any securities, options, warrants or rights convertible into or exercisable or exchangeable for our stock, if such issuance would cause Halliburton to fail to control us within the meaning of Section 368(c) of the Internal Revenue Code, cause Halliburton to fail to satisfy the stock ownership requirements of Section 1504(a)(2) of the Internal Revenue Code with respect to us, or cause a change of control under the provisions of Section 355(e) of the Internal Revenue Code. For a description of this and other rights and obligations we have agreed with Halliburton concerning our capital stock, please read “Our Relationship With Halliburton—Master Separation Agreement.”

Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Subject to preferences that may be applicable to any future outstanding preferred stock, the holders of common stock are entitled to dividends when, as, and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of then outstanding common stock will be entitled to a pro rata share in any distribution to stockholders, but only after satisfaction of all of our liabilities and of the prior rights of any then outstanding series of our preferred stock. Except for the subscription right granted to Halliburton under the master separation agreement and described under “Our Relationship With Halliburton—Master Separation Agreement—Corporate Governance,” the common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

General

Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including any of the following:

•	dividend rates;

•	whether dividends will be cumulative or non-cumulative;

•	redemption rights;

•	liquidation rights;

•	sinking fund provisions;

•	conversion or exchange rights;

•	voting rights; and

•	any other designations, powers, preferences or rights of any such series of preferred stock.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other transactions, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. We have no present plans to issue any preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

The subscription right granted to Halliburton under the master separation agreement and described under “Our Relationship With Halliburton—Master Separation Agreement—Corporate Governance” would include preferred stock.

Charter and Bylaw Provisions

Election and Removal of Directors

Our board of directors will be comprised of between one and fifteen directors. The number of directors shall initially be seven members upon the closing of this offering pursuant to the terms of the master separation agreement; and, thereafter the number will be fixed from time to time by resolution of the board.

Until such time as Halliburton ceases to beneficially own, directly or indirectly, stock representing at least a majority of our outstanding voting stock (the “Trigger Date”), all our directors will stand for election annually. Beginning at the time Halliburton ceases to beneficially own, directly or indirectly, a majority of our outstanding voting stock, our directors will be divided into three classes serving staggered three-year terms. The initial determination of the directors who will comprise each of the three classes of directors will be made by our board of directors, as provided in our certificate of incorporation. Thereafter, at each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired.

Electing and removing directors on a staggered basis may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, effective upon the Trigger Date, no director may be removed except for cause, and directors may be removed for cause only by an affirmative vote of shares representing a majority of the votes then entitled to be cast by the holders of our voting stock voting together as a single class.

Any vacancy occurring on the board of directors and any newly created directorship may only be filled by the affirmative vote of a majority of the remaining directors in office.

The master separation agreement provides Halliburton with continuing rights to nominate board and committee members for so long as Halliburton holds at least 15% of our common stock. Please read “Our Relationship With Halliburton—Master Separation Agreement—Corporate Governance.”

Stockholder Meetings

Our certificate of incorporation and bylaws provide that after the Trigger Date, special meetings of our stockholders may be called only by the chairman of our board of directors, our president and chief executive officer or a majority of our directors. In addition, until the Trigger Date, stockholders representing in the aggregate at least a majority of the voting power of our then outstanding shares of capital stock have the right to call a special meeting. Our certificate of incorporation and our bylaws specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

Prior to the Trigger Date, stockholders will be entitled to act by written consent without a meeting or notice and, therefore, Halliburton will be able to take action requiring approval of our stockholders by written consent and without the affirmative vote of our other stockholders. Effective upon the Trigger Date, stockholders will not be able to act by written consent without a meeting.

Amendment of Our Certificate of Incorporation

The affirmative vote of holders of at least a majority of our outstanding voting stock is required to amend provisions of our certificate of incorporation.

Amendment of Our Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose; or

•	the affirmative vote of at least a majority of our outstanding voting stock present in person or by proxy and entitled to vote thereon.

Other Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership;

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons; and

•	the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 90 nor more than 120 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting has changed by more than 30 days before or more than 70 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not earlier than the close of business on the 120th day prior to the annual meeting and not later than the 90th day prior to such annual meeting or the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not earlier than 120 days prior to the date of the special meeting and not later than the close of business on the 90th day prior to the date of the special meeting or the 10th day following the day on which a notice of the date of the special meeting was publicly announced.

These notice requirements shall be deemed to be satisfied if the stockholder has notified us of the stockholder’s intention to present a proposal at any annual meeting in compliance with applicable rules promulgated under the Exchange Act and the stockholder proposal has been included in our proxy statement.

For purposes of the first annual meeting of stockholders following this offering, the first anniversary date of the preceding year’s annual meeting shall be deemed to be May 1, 2007.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation on Liability of Directors

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law provides that liability may not be so limited for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses of the indemnified person, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

In addition to these provisions in our certificate of incorporation and bylaws and under Delaware law, our directors and officers are covered by directors and officers insurance.

Anti-Takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws described above under “—Election and Removal of Directors,” “—Stockholder Meetings,” “—Stockholder Action by Written Consent,” and “—Other Limitations on Stockholder Actions” could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. However, it is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transactions and Corporate Opportunities

Our certificate of incorporation includes provisions that regulate and define the conduct of specified aspects of the business and affairs of our company. These provisions serve to determine and delineate the respective rights and duties of our company and some of our directors and officers, and the rights of Halliburton, in anticipation of the following:

•	directors, officers and/or employees of Halliburton serving as our directors and/or officers;

•	Halliburton engaging in lines of business that are the same as, or similar to, our lines of business;

•	Halliburton having an interest in the same, similar or related areas of corporate opportunity as we have; and

•	we and Halliburton engaging in material business transactions, including transactions pursuant to the various agreements related to our separation from Halliburton described elsewhere in this prospectus.

We may enter into agreements with Halliburton to engage in any transaction. We may also enter into agreements with Halliburton to compete or not to compete with each other, including agreements to allocate, or to cause our and its respective directors, officers and employees to allocate, opportunities between Halliburton and us. Our certificate of incorporation provides that no such agreement will be considered contrary to any fiduciary duty of Halliburton, as a controlling or significant stockholder of our company, or of a director, officer or employee of our company or Halliburton, if any of the following conditions are satisfied:

•	the agreement was entered into before we ceased to be a wholly owned subsidiary of Halliburton and continued in effect after this time,

•	the agreement or transaction was approved, after being made aware of the material facts as to the agreement or transaction, by:

•	our board, by affirmative vote of a majority of directors who are not interested persons,

•	a committee of our board consisting of members who are not interested persons, by affirmative vote of a majority of those members, or

•	one or more of our officers or employees who is not an interested person and who was authorized by our board or a board committee as specified above or, in the case of an employee, to whom authority has been delegated by an officer to whom the authority to approve such an action has been so delegated,

•	the agreement or transaction was fair to us as of the time it was entered into, or

•	the agreement or transaction was approved by the affirmative vote of a majority of the shares of capital stock entitled to vote and which do vote on the agreement or transaction, excluding Halliburton and any interested person in respect of such agreement or transaction.

Under our certificate of incorporation, neither Halliburton nor any of our directors, officers or employees who are also directors, officers or employees of Halliburton are under any fiduciary duty to us to refrain from acting on our behalf or on behalf of Halliburton in respect of any such agreement or transaction. These provisions are generally subject to the corporate opportunity obligations described below with which Halliburton and our officers and directors who are also Halliburton’s directors, officers or employees must comply.

Section 122(17) of the Delaware General Corporation Law provides that a Delaware corporation has the power to renounce, in its certificate of incorporation or by action if its board of directors, any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or to its officers, directors or stockholders. Our certificate of incorporation provides that, to the fullest extent permitted by applicable law, we will not have any right, interest or expectancy with respect to any particular investment or activity that, in each case, is not a “restricted opportunity,” that is undertaken by Halliburton, or any affiliated company or successor of Halliburton, or any director, officer, or employee of such persons. Similarly, our certificate of incorporation provides that, to the fullest extent permitted by applicable law, Halliburton, or any affiliated company or successor of Halliburton, or any director, officer or employee of such persons shall have no obligation to refrain from competing against us except for “restricted opportunities.” “Restricted opportunity” is defined in our certificate of incorporation to mean a transaction, matter or opportunity offered to a director, officer or employee of Halliburton in writing solely and expressly by virtue of such person being our director, officer or employee. Halliburton will agree in the master separation agreement to renounce, to the fullest extent permitted by applicable law, any and all rights it may have with respect to each investment, commercial activity or other opportunity that is a “restricted opportunity” until Halliburton first ceases to beneficially own at least 20% or more of our outstanding voting stock.

The provisions of our certificate of incorporation summarized above in “—Transactions and Corporate Opportunities” will have no further effect when Halliburton first ceases to beneficially own 20% or more of our outstanding voting stock. However, provisions with respect to (i) any contract, agreement, arrangement or transaction (or the amendment, modification or termination thereof) between us and Halliburton that was entered into before such time or any transaction entered into in the performance of any such contract, agreement, arrangement or transaction (or the amendment, modification or termination thereof), whether entered into before or after such time or (ii) any transaction entered into between us and Halliburton or the allocation of any opportunity between us and Halliburton before such time, will continue to be effective.

By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our certificate of incorporation.

Delaware Business Combination Statute

Effective immediately after such time that no person or group is the beneficial owner of a majority of our outstanding voting stock, we will become subject to Section 203 of the Delaware General Corporation Law.

Section 203 provides that, subject to specified exceptions, an interested stockholder of a Delaware corporation is not permitted to engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that stockholder became an interested stockholder, unless one of the following conditions is met:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, “interested stockholder” means:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

If we ever become subject to Section 203, it may be more difficult for a person who is an interested stockholder to effect various business combinations with us for the applicable three-year period. Section 203, if it becomes applicable, also may have the effect of preventing changes in our management. It is possible that Section 203, if it becomes applicable, could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests. The provisions of Section 203, if it becomes applicable, may cause persons interested in acquiring us to negotiate in advance with our board of directors. Because we are not currently subject to Section 203, Halliburton, as a significant stockholder, may find it easier to sell its interest to a third party because Section 203 would not apply to the third party.

Listing of Common Stock

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “KBR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could make it more difficult for us to raise capital through future offerings of common stock.

After this offering, we will have 167,643,000 shares of our common stock outstanding, assuming the underwriters exercise their over-allotment option in full. All of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares that may be acquired by one of our affiliates, as that term is defined in Rule 144 under the Securities Act. Affiliates are individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders.

All of the shares outstanding upon completion of the offering, other than the shares sold in the offering, are deemed “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144. Halliburton has registration rights with respect to the shares of our common stock it owns. Please read “Our Relationship With Halliburton—Registration Rights Agreement.”

In general, but subject to the “lock-up” agreements described below, beginning 90 days after the date of the prospectus, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

•	1% of the total number of shares of common stock then outstanding; and

•	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding the filing with the SEC of the stockholder’s required notice of sale.

Rule 144 requires stockholders to aggregate their sales with other affiliated stockholders for purposes of complying with this volume limitation. Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the manner of sale, public information, volume limitation and notice requirements of Rule 144.

We, Halliburton and each of KBR’s executive officers and directors have agreed not to sell shares of our common stock or take other related actions, without the prior written consent of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and UBS Securities LLC, for a period of 180 days after the date of this prospectus, subject to the following exceptions: (i) Halliburton will be permitted to distribute our common stock that it owns to its stockholders after 120 days after the date of this prospectus, (ii) we will be permitted to grant securities and security-based awards under the 2006 KBR, Inc. Stock and Incentive Plan after the closing of this offering to our outside directors as described under “Management—Board Structure and Compensation of Directors” and to our employees as set forth in the table under “Management—KBR, Inc. 2006 Stock and Incentive Plan,” and (iii) we will be permitted to grant securities and security-based awards in connection with the anticipated conversion of Halliburton equity awards held by our employees that have been granted under Halliburton’s 1993 Stock and Incentive Plan into equity awards relating to our common stock as described under “Management—Anticipated Conversion of Halliburton Equity-Based Awards into KBR Equity-Based Awards.” Please read “Underwriting.” These “lock-up” agreements will cover all of the outstanding shares of our common stock upon completion of the offering, other than the shares sold in the offering. Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and UBS Securities LLC have no current intent or arrangement to release any shares subject to these “lock-up” agreements. The release of any “lock-up” will be considered on a case-by-case basis. In considering whether to release any shares, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and UBS Securities LLC would consider, among other factors, the particular circumstances surrounding the request, including the length of time before the “lock-up” expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock, the trading price and historical trading volumes of our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of our company or Halliburton or is KBR or Halliburton.

Following the completion of the offering, we expect to make grants of stock options, restricted stock and/or restricted stock units under our 2006 KBR, Inc. Stock and Incentive Plan to approximately 480 of our employees. We expect that the fair market value of our common stock underlying these awards at the date of the grant will be up to $33.7 million. For more information, please read “Management—KBR, Inc. 2006 Stock and Incentive Plan.” We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under that plan. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, once the shares underlying these grants vest or become exercisable and upon the completion of the “lock-up” period described above. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

Scope of the Discussion

The following discussion summarizes the material U.S. tax considerations for non-U.S. holders (as defined below) of holding and disposing of our common stock. This discussion is based upon existing U.S. tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect.

For purposes of this discussion:

•	a “non-U.S. holder” is any holder of our common stock that is other than (1) an individual citizen or resident of the U.S., (2) a corporation or any other entity taxable as a corporation created or organized in or under the laws of the U.S. or of a state of the U.S. or the District of Columbia, (3) a trust (i) in respect of which a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantive decisions of the trust or (ii) that was in existence on August 20, 1996 and validly elected to continue to be treated as a domestic trust, (4) an estate that is subject to U.S. tax on its worldwide income from all sources or (5) a partnership or any other entity taxable as a partnership; and

•	the term “U.S. tax” means U.S. federal income tax under the Internal Revenue Code.

The discussion assumes that holders hold our common stock as capital assets. Other tax consequences not discussed herein may apply to holders who are subject to special treatment under U.S. federal income or estate tax law, such as:

•	tax-exempt organizations;

•	financial institutions, insurance companies and broker-dealers;

•	holders who hold our common stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of our common stock and one or more other investments;

•	mutual funds;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	holders who acquired our common stock in compensatory transactions;

•	holders who are subject to the alternative minimum tax; or

•	holders who are or have previously been engaged in the conduct of a trade or business in the U.S. or who have ceased to be U.S. citizens or to be taxed as resident aliens.

In the case of a stockholder that is a partnership, determinations as to tax consequences will generally be made at the partner level, but other special considerations not described herein may apply. This discussion is generally limited to U.S. tax considerations and does not address tax considerations under other law.

This summary is not a substitute for an individual analysis of the tax consequences of holding or disposing of our common stock. Investors considering the purchase of our common stock are urged to consult a tax advisor as to the tax consequences of holding or disposing of our common stock, including any consequences arising from their particular facts and circumstances, any federal estate or gift tax consequences and any tax consequences arising under state, local or foreign law.

Material U.S. Federal Tax Consequences to Non-U.S. Holders of Holding and Disposing of Our Common Stock

Distributions on Common Stock

A distribution to a non-U.S. holder with respect to our common stock will be (i) first, a dividend to the extent of KBR’s current or accumulated earnings and profits, as determined under general U.S. tax principles, (ii) second, a non-taxable recovery of basis in that common stock, causing a reduction in the holder’s adjusted basis of the shares of our common stock to the extent thereof (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the holder on a subsequent disposition of our common stock), and (iii) finally, an amount that is received by the holder in exchange for our common stock.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business will be subject to U.S. federal withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. and, if an income tax treaty applies, are attributable to a permanent establishment in the U.S., are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the U.S.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. However,

•	in the case of our common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

•	in the case of our common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust” or “foreign grantor trust” as defined in the U.S. Treasury Regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury Regulations and the certification requirements applicable to it.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Sales or Dispositions of KBR Common Stock

A non-U.S. holder generally will not be subject to U.S. tax on gain recognized on a disposition of a share of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.; in these cases, the gain will be taxed on a net income basis at the rates and in the manner applicable to U.S. persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “United States real property holding corporation” for U.S. tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. The tax relating to stock in a United States real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we currently are not, and do not expect to become, a United States real property holding corporation for U.S. tax purposes. We also expect our common stock to be regularly traded on an established securities market.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder may be subject to information reporting and U.S. backup withholding. A non-U.S. holder will be exempt from backup withholding if such non-U.S. holder properly provides a Form W-8BEN certifying that such stockholder is a non-U.S. holder or otherwise meets documentary evidence requirements for establishing that such stockholder is a non-U.S. holder or otherwise qualifies for an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If a non-U.S. holder sells our common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such stockholder outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the U.S., if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that:

•	is a U.S. person for U.S. tax purposes;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

•	the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that the non-U.S. holder is a non-U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge that the seller is not a non-U.S. holder.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless such non-U.S. holder properly provides a Form W-8BEN certifying that such stockholder is a non-U.S. person or otherwise establishes an exemption.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such stockholder’s U.S. tax liability by timely filing a properly completed claim for refund with the Internal Revenue Service.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Investors considering the purchase of our common stock are urged to consult their own tax advisors as to the specific tax consequences of holding our common stock, including tax return reporting requirements, the applicability and effect of U.S. federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and UBS Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
UBS Securities LLC
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Scotia Capital (USA) Inc.
Wachovia Capital Markets, LLC
D.A. Davidson & Co.
Pickering Energy Partners, Inc.
Simmons & Company International

Total	27,840,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 4,176,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. After the initial public offering, the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$

Expenses payable by us	$	$	$	$

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act (other than a registration statement on Form S-8) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and UBS Securities LLC for a period of 180 days after the date of this prospectus, except for (i) securities or security-based awards under the 2006 KBR, Inc. Stock and Incentive Plan that are expected to be granted to our outside directors as described under “Management—Board Structure and Compensation of Directors” and to employees after the closing of this offering as set forth in the table under “Management—KBR, Inc. 2006 Stock and Incentive Plan,” and (ii) securities or security-based awards that may be granted in connection with the anticipated conversion of Halliburton equity awards held by our employees that have been granted under Halliburton’s 1993 Stock and Incentive Plan into equity awards relating to our common stock as described under “Management—Anticipated Conversion of Halliburton Equity-Based Awards into KBR Equity-Based Awards.” However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and UBS Securities LLC waive, in writing, such an extension.

Halliburton and each of our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and UBS Securities LLC for a period of 180 days after the date of this prospectus, except that Halliburton will be permitted to distribute our common stock that it owns to its stockholders after 120 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and UBS Securities LLC waive, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our shares of common stock have been approved for listing on the New York Stock Exchange. In connection with the listing of the common stock on the New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

The underwriters have, from time to time, performed, and may in the future perform, various investment and commercial banking, financial advisory and other services for us and Halliburton for which they have been paid, or will be paid, customary fees. Affiliates of Credit Suisse Securities (USA) LLC, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Scotia Capital (USA) Inc. and Wachovia Capital Markets, LLC are lenders, and Goldman, Sachs & Co. was previously a lender, under our $850 million revolving credit facility. In addition, with respect to our $850 million revolving credit facility, UBS Securities LLC is the syndication agent and a co-lead arranger, Citigroup Global Markets Inc. and one of its affiliates are the paying agent and a co-administrative agent and a co-lead arranger and HSBC Securities (USA) Inc. and one of its affiliates are a co-administrative agent and a co-lead arranger.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation between Halliburton, us and the representatives and will not necessarily reflect the market price of our common stock following the offering. The principal factors that were considered in determining the public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history of and prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares of common stock in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

SELLING RESTRICTIONS

The shares of common stock are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. Other than with respect to the public offering of the shares of common stock listed on the New York Stock Exchange, no action has been or will be taken in any country or jurisdiction by us or the underwriters that would permit a public offering of the shares of common stock, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction. This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase in any jurisdiction where such offer or solicitation would be unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the shares of common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, the shares of common stock may be offered to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “offered to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each of the underwriters:

(a)	has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”)) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and

(b)	has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to shares of our common stock. In particular, our shares of common stock have not and will not be offered to the public (offentliches Angebot) within the meaning of the Act, otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

France

The shares of common stock are being issued and sold outside the Republic of France and, in connection with their initial distribution, have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in the Republic of France. This prospectus or any other offering material relating to the shares of common stock has not been distributed and will not be distributed or caused to be distributed to the public in the Republic of France. Such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Switzerland

The shares of common stock have not been offered or sold, and will not be offered or sold, to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute an issuance prospectus within the meaning of Articles 652a or 1156 of the Swiss Federal Code of Obligations (Schweizerisches Obligationenrect) or a listing prospectus within the meaning of Article 32 of the Listing Rules of the Swiss exchange. The shares of common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. Neither this offering nor the common stock has been or will be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

The Netherlands

Shares of our common stock may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of shares of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our shares of common stock, and this prospectus or any other offering material relating to shares of our common stock may not be considered an offer or the prospect of an offer to sell or exchange shares of our common stock.

Japan

Shares of our common stock have not been and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or resale, directly or indirectly, in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, shares of our common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This prospectus or any other offering material relating to shares of our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares of common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, this prospectus and any other document or material relating to the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the Securities and Futures Act; or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the shares of common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act; (2) where no consideration is given for the transfer; or (3) by operation of law.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing our common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “—Resale Restrictions;” and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of

Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Baker Botts L.L.P., Houston, Texas. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of KBR Holdings, LLC and subsidiaries at December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included in this prospectus and the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

The financial statement of KBR, Inc. as of March 21, 2006 has been included in this prospectus and the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. In this prospectus we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as “the registration statement.”

As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.

Following this offering, we will be required to file current, quarterly and annual reports, proxy and information statements and other information with the SEC. You may read and copy those reports, proxy and information statements and other information at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

KBR Holdings, LLC and subsidiaries

Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the Years Ended December 31, 2005, 2004 and 2003 and for the nine months ended September 30, 2006 and 2005 (unaudited)	F-3
Consolidated Balance Sheets as of December 31, 2005 and 2004 and as of September 30, 2006 (unaudited)	F-4
Consolidated Statements of Member’s Equity for the Years Ended December 31, 2005, 2004 and 2003 and for the nine months ended September 30, 2006 and 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003 and for the nine months ended September 30, 2006 and 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

KBR, Inc.

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors

KBR Holdings, LLC:

We have audited the accompanying consolidated balance sheets of KBR Holdings, LLC and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, member’s equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KBR Holdings, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

April 11, 2006, except as to Note 4, which

    is as of September 20, 2006, and except as to Note 2,

    which is as of October 30, 2006

KBR Holdings, LLC

Consolidated Statements of Operations

(In millions, except for per share data)

	Years ended December 31			Nine months ended September 30
	2005	2004	2003	2006	2005
				(unaudited)
Revenue:
Services	$10,206	$11,960	$8,810	$7,171	$7,476
Equity in earnings (losses) of unconsolidated affiliates, net	(60)	(54)	53	(47)	(54)

Total revenue	10,146	11,906	8,863	7,124	7,422

Operating costs and expenses:
Cost of services	9,716	12,171	8,849	6,932	7,102
General and administrative	85	92	82	73	65
Gain on sale of assets	(110)	—	(4)	(6)	(93)

Total operating costs and expenses	9,691	12,263	8,927	6,999	7,074

Operating income (loss)	455	(357)	(64)	125	348
Interest expense – related party	(24)	(15)	(36)	(35)	(16)
Interest income (expense), net	(4)	2	(2)	11	(2)
Foreign currency gains (losses), net – related party	3	(18)	(12)	—	3
Foreign currency gains (losses), net	4	5	10	(14)	(3)
Other, net	(1)	(2)	(1)	—	(1)

Income (loss) from continuing operations before income taxes and minority interest	433	(385)	(105)	87	329
Benefit (provision) for income taxes	(182)	96	(11)	(64)	(138)
Minority interest in net (income) loss of subsidiaries	(41)	(25)	(26)	15	(29)

Income (loss) from continuing operations	$210	$(314)	$(142)	$38	$162
Income from discontinued operations, net of tax provision of $(14), $(6), $(6), $(48) and $(11)	30	11	9	87	22

Net income (loss)	$240	$(303)	$(133)	$125	$184

Basic and diluted income (loss) per share:
Continuing operations	$1.54	$(2.31)	$(1.04)	$0.28	$1.19
Discontinued operations	0.22	0.08	0.06	0.64	0.16

Net Income (loss)	$1.76	$(2.23)	$(0.98)	$0.92	$1.35

Basic and diluted weighted average shares outstanding	136	136	136	136	136

See accompanying notes to consolidated financial statements.

KBR Holdings, LLC

Consolidated Balance Sheets

(In millions)

	December 31		September 30
	2005	2004	2006
			(unaudited)
Assets
Current assets:
Cash and equivalents	$394	$234	$1,022
Receivables:
Notes and accounts receivable (less allowance for bad debts of $51, $52 and $38)	1,118	1,340	896
Unbilled work on uncompleted contracts	1,429	1,734	1,157

Total receivables	2,547	3,074	2,053
Deferred income taxes	99	79	111
Due from parent, net	121	—	648
Other current assets	209	207	236
Current assets related to discontinued operations	140	138	—

Total current assets	3,510	3,732	4,070
Property, plant, and equipment, net of accumulated depreciation of $305, $363 and $344	444	467	481
Goodwill	285	288	288
Equity in and advances to related companies	277	323	281
Noncurrent deferred income taxes	124	116	56
Unbilled work on uncompleted contracts	195	175	193
Other assets	280	323	373
Noncurrent assets related to discontinued operations	67	63	—

Total assets	$5,182	$5,487	$5,742

Liabilities, Minority Interest and Member’s Equity
Current liabilities:
Accounts payable	$1,444	$1,899	$1,209
Advance billings on uncompleted contracts	657	547	1,059
Reserve for estimated losses on uncompleted contracts	43	137	166
Accrued employee compensation and benefits	255	128	300
Asbestos-and silica-related liability	—	44	—
Current maturities of long-term debt	16	18	18
Other current liabilities	96	152	164
Current liabilities related to discontinued operations	55	42	—

Total current liabilities	2,566	2,967	2,916
Due to parent, net	—	1,188	—
Note payable to parent	774	—	774
Employee compensation and benefits	268	203	279
Long-term debt	18	42	7
Other liabilities	121	135	176
Noncurrent liabilities related to discontinued operations	10	6	—
Noncurrent deferred tax liability	26	19	25

Total liabilities	3,783	4,560	4,177

Minority interest in consolidated subsidiaries	143	115	112

Member’s equity and accumulated other comprehensive loss:
Common stock, $0.00000073 par value, 135,627,000 shares authorized, issued and outstanding	—	—	—
Member’s equity	1,384	—	1,542
Accumulated other comprehensive loss	(128)	(10)	(89)
Parent net investment	—	822	—

Total member’s equity and accumulated other comprehensive loss	1,256	812	1,453

Total liabilities, minority interest and member’s equity and accumulated other comprehensive loss	$5,182	$5,487	$5,742

See accompanying notes to consolidated financial statements.

KBR Holdings, LLC

Consolidated Statements of Member’s Equity

(In millions)

	December 31			September 30
	2005	2004	2003	2006	2005
				(unaudited)
Balance at January 1,	$812	$944	$1,133	$1,256	$812
Contribution from parent and other activities	300	—	—	33	—
Settlement of taxes with parent	22	37	(56)	—	—

Comprehensive income (loss):
Net income (loss)	240	(303)	(133)	125	184
Other comprehensive income (loss), net of tax (provision):
Cumulative translation adjustments	(46)	32	74	26	(26)
Pension liability adjustments, net of taxes of $(19), $41 and $(26)	(44)	97	(83)	—	—
Other comprehensive gains (losses) on derivatives:
Unrealized gains (losses) on derivatives	(21)	39	6	17	(21)
Reclassification adjustments to net income (loss)	(21)	(26)	3	2	(7)
Income tax benefit (provision) on derivatives	14	(8)	—	(6)	2

Total comprehensive income (loss)	122	(169)	(133)	164	132

Balance at December 31 and September 30,	$1,256	$812	$944	$1,453	$944

See accompanying notes to consolidated financial statements.

KBR Holdings, LLC

Consolidated Statements of Cash Flows

(In millions)

	Years ended December 31			Nine months ended September 30
	2005	2004	2003	2006	2005
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$240	$(303)	$(133)	$125	$184
Adjustments to reconcile net income (loss) to net cash from operations:
Depreciation and amortization	56	52	51	32	44
Distributions from related companies, net of equity in earnings (losses)	40	1	24	(1)	50
Deferred income taxes	3	26	28	1	37
Gain on sale of assets, net	(110)	—	(4)	(126)	(105)
Impairment of equity method investments	—	—	—	68	3
Other	(18)	68	30	(4)	(18)
Changes in operating assets and liabilities:
Receivables	203	(101)	(524)	208	218
Unbilled work on uncompleted contracts	272	(50)	(1,026)	291	398
Accounts payable	(420)	450	740	(247)	(671)
Advance billings on uncompleted contracts	120	(175)	71	373	65
Accrued employee compensation and benefits	125	(1)	17	50	(8)
Other assets	(35)	26	(388)	(114)	(5)
Other liabilities	51	(54)	215	263	(52)

Total cash flows provided by (used in) operating activities	527	(61)	(899)	919	140

Cash flows from investing activities:
Capital expenditures	(76)	(74)	(63)	(50)	(50)
Sales of property, plant and equipment	26	14	16	7	20
Dispositions (acquisitions) of businesses, net of cash disposed	87	(22)	10	276	87
Other investing activities	(17)	(3)	(22)	—	14

Total cash flows provided by (used in) investing activities	20	(85)	(59)	233	71

Cash flows from financing activities:
Payments from (to) related party, net	(350)	(42)	478	(527)	(74)
Proceeds from long-term borrowings	—	—	—	8	—
Payments on long-term borrowings	(21)	(19)	(5)	(21)	(13)
Other financing activities	(4)	(22)	(20)	(5)	(3)

Total cash flows provided by (used in) financing activities	(375)	(83)	453	(545)	(90)

Effect of exchange rate changes on cash	(12)	24	86	21	(2)

Increase (decrease) in cash and cash equivalents	160	(205)	(419)	628	119
Cash and equivalents at beginning of period	234	439	858	394	234

Cash and equivalents at end of period	$394	$234	$439	$1,022	$353

Supplemental disclosure of cash flow information:
Cash payments during the year for:
Interest paid to third party	$12	$8	$5	$9	$9
Income taxes	$79	$44	$47	$40	$60
Noncash financing activities
Contribution from parent and other activities	$300	$—	$—	$33	$—

See accompanying notes to consolidated financial statements.

KBR Holdings, LLC

Notes to Consolidated Financial Statements

Note 1. Description of KBR Holdings, LLC Business

KBR Holdings, LLC (KBR Holdings, LLC and its subsidiaries, collectively, KBR Holdings) is an indirect wholly owned subsidiary of Halliburton Company (Halliburton) and a global engineering, construction and services company supporting the energy, petrochemicals, government services and civil infrastructure sectors. We offer our wide range of services through our two business segments, Energy and Chemicals (E&C) and Government and Infrastructure (G&I).

Energy and Chemicals. Our E&C segment designs and constructs energy and petrochemical projects, including large, technically complex projects in remote locations around the world. Our expertise includes onshore oil and gas production facilities, offshore oil and gas production facilities, including platforms, floating production and subsea facilities (which we refer to collectively as our offshore projects), onshore and offshore pipelines, liquefied natural gas (LNG) and gas-to-liquids (GTL) gas monetization facilities (which we refer to collectively as our gas monetization projects), refineries, petrochemical plants and synthesis gas (Syngas). We provide a complete range of engineering, procurement, construction, facility commissioning and start-up (EPC-CS) services, as well as program and project management, consulting and technology services.

Government and Infrastructure. Our G&I segment delivers on-demand support services across the full military mission cycle from contingency logistics and field support to operations and maintenance on military bases. In the civil infrastructure market, we operate in diverse sectors, including transportation, waste and water treatment, and facilities maintenance. We provide program and project management, contingency logistics, operations and maintenance, construction management, engineering, and other services to military and civilian branches of governments and private customers worldwide. A significant portion of our G&I segment’s current operations relate to the support of United States government operations in the Middle East, which we refer to as our Middle East operations. We are also the majority owner of Devonport Management Limited (DML), which owns and operates Devonport Royal Dockyard, Western Europe’s largest naval dockyard complex. Our DML shipyard operations are primarily engaged in refueling nuclear submarines and performing maintenance on surface vessels for the U.K. Ministry of Defence as well as limited commercial projects.

Note 2. Basis of Presentation

These consolidated financial statements are prepared in connection with the proposed initial public offering of common stock of KBR, Inc. (“KBR”), which was incorporated in Delaware in March 2006 as an indirect wholly owned subsidiary of Halliburton Company. At or before the closing of the initial public offering, KBR will own KBR Holdings. The initial public offering of KBR common stock is the first step in Halliburton’s previously announced plans to divest its interest in KBR Holdings.

Effective June 30, 2005 for accounting purposes, DII Industries, LLC (DII) created a newly formed, wholly owned subsidiary, KBR Holdings, LLC, with 100 shares of common stock and contributed to it KBR Group Holdings, LLC and Kellogg Brown & Root, Inc. Prior to such restructuring, KBR Group Holdings, LLC and Kellogg Brown & Root, Inc. were subsidiaries of DII whose ultimate parent is Halliburton. The transaction was accounted for using the historic cost basis of accounting. Accordingly, the financial statements for periods prior to December 31, 2005 are presented on a combined basis and include the historical operations of KBR Group Holdings, LLC, Kellogg Brown & Root LLC (formerly Kellogg Brown & Root, Inc.) and their subsidiaries. The financial statements as of December 31, 2005 and for subsequent periods represent the consolidated operations of KBR Holdings. The accompanying financial statements are hereinafter referred to as the Consolidated Financial Statements and include all engineering, construction and related services of KBR Group Holdings, LLC, Kellogg Brown & Root LLC and their subsidiaries.

Prior to October 30, 2006, the existing ownership interest of the member of KBR Holdings, LLC was represented by 100 shares. On October 30, 2006, the sole member of KBR Holdings, LLC effected a 1,356,270-for-one split of KBR Holdings, LLC’s outstanding shares. Share and per share data of KBR Holdings, LLC for all periods presented herein have been adjusted to reflect the share split.

Our consolidated financial statements include the accounts of majority-owned, controlled subsidiaries and variable interest entities where we are the primary beneficiary (see Note 19). The equity method is used to account for investments in affiliates in which we have the ability to exert significant influence over the affiliates’ operating and financial policies. The cost method is used when we do not have the ability to exert significant influence. All material intercompany accounts and transactions are eliminated.

Our revenue includes both equity in the earnings of unconsolidated affiliates as well as revenue from the sales of services into the joint ventures. We often participate on larger projects as a joint venture partner and also provide services to the venture as a subcontractor. The amount included in our revenue represents total project revenue, including equity in the earnings from joint ventures and revenue from services provided to joint ventures.

Our consolidated financial statements reflect all costs of doing business, including those incurred by Halliburton on KBR Holdings’ behalf. Such costs have been charged to KBR Holdings in accordance with Staff Accounting Bulletin (SAB) No. 55, “Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.”

The interim consolidated balance sheet as of September 30, 2006 and the consolidated statements of operations, the consolidated statements of cash flow and the consolidated statements of member’s equity for the nine months ended September 30, 2006 and 2005 and the related Notes to consolidated financial statements are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary to present fairly the financial position and results of operations for the respective interim periods. Interim financial results are not necessarily indicative of the results to be expected for an annual period. Certain prior period amounts have been reclassified to conform to the current period presentation.

Note 3. Significant Accounting Policies

Use of estimates

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States, requiring us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Ultimate results could differ from those estimates.

Revenue recognition

Engineering and construction contracts. Revenue from contracts to provide construction, engineering, design, or similar services is reported on the percentage-of-completion method of accounting. Progress is generally based upon physical progress, man-hours, or costs incurred, depending on the type of job. All known or anticipated losses on contracts are provided for when they become evident. Claims and change orders that are in the process of being negotiated with customers for extra work or changes in the scope of work are included in revenue when collection is deemed probable.

Accounting for government contracts. Most of the services provided to the United States government are governed by cost-reimbursable contracts. Services under our LogCAP, RIO, PCO Oil South, and Balkans support contracts are examples of these types of arrangements. Generally, these contracts contain both a base fee (a fixed profit percentage applied to our actual costs to complete the work) and an award fee (a variable profit percentage applied to definitized costs, which is subject to our customer’s discretion and tied to the specific performance measures defined in the contract, such as adherence to schedule, health and safety, quality of work, responsiveness, cost performance and business management).

Base fee revenue is recorded at the time services are performed, based upon actual project costs incurred, and includes a reimbursement fee for general, administrative, and overhead costs. The general, administrative, and overhead cost reimbursement fees are estimated periodically in accordance with government contract accounting regulations and may change based on actual costs incurred or based upon the volume of work performed. Revenue is reduced for our estimate of costs that may be categorized as disputed or unallowable as a result of cost overruns or the audit process.

Award fees are generally evaluated and granted periodically by our customer. For contracts entered into prior to June 30, 2003, all award fees are recognized during the term of the contract based on our estimate of amounts to be awarded. Once award fees are granted and task orders underlying the work are definitized, we adjust our estimate of award fees to actual amounts earned. Our estimates are often based on our past award experience for similar types of work.

For contracts containing multiple deliverables entered into subsequent to June 30, 2003 (such as PCO Oil South), we analyze each activity within the contract to ensure that we adhere to the separation guidelines of Emerging Issues Task Force Issue (EITF) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” and the revenue recognition guidelines of SAB No. 104, “Revenue Recognition.” For service-only contracts, and service elements of multiple deliverable arrangements, award fees are recognized only when definitized and awarded by the customer. Award fees on government construction contracts are recognized during the term of the contract based on our estimate of the amount of fees to be awarded.

Accounting for pre-contract costs

Pre-contract costs incurred in anticipation of a specific contract award are deferred when the costs can be directly associated with a specific anticipated contract and their recoverability from that contract is probable. Pre-contract costs related to unsuccessful bids are written off no later than the period we are informed that we are not awarded the specific contract. Costs related to one-time activities such as introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, or commencing new operations are expensed when incurred.

Legal expenses

We expense legal costs in the period in which such costs are incurred.

Cash and equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and equivalents include cash from advanced payments related to contracts in progress held by ourselves or our joint ventures that we consolidate for accounting purposes. The use of these cash balances are limited to the specific projects or joint venture activities and are not available for other projects, general cash needs or distribution to us without approval of the board of directors of the respective joint venture or subsidiary. At September 30, 2006 and at December 31, 2005 and 2004, cash and equivalents included approximately $562 million (unaudited), $223 million and $58 million, respectively, in cash from advanced payments held by ourselves or our joint ventures that we consolidate for accounting purposes.

Allowance for bad debts

We establish an allowance for bad debts through a review of several factors including historical collection experience, current aging status of the customer accounts, financial condition of our customers, and whether the receivables involve retentions.

Goodwill and other intangibles

The reported amounts of goodwill for each reporting unit and intangible assets are reviewed for impairment at least annually and more frequently when negative conditions such as significant current or projected operating losses exist. The annual impairment test for goodwill is a two-step process and involves comparing the estimated fair value of each reporting unit to the reporting unit’s carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss to be recorded, if any. Our annual impairment tests resulted in no goodwill or intangible asset impairment.

Patents and other intangibles totaled $54 million (unaudited), $54 million and $55 million at September 30, 2006 and at December 31, 2005 and 2004, respectively, and are included in “Other assets” on the consolidated balance sheets. Patents and other intangibles are amortized over their estimated useful lives of up to 15 years. Related accumulated amortization was $31 million (unaudited), $29 million and $27 million at September 30, 2006 and at December 31, 2005 and 2004, respectively. Patent and other intangible amortization expense was $2 million (unaudited), $3 million, $3 million and $6 million for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively.

Evaluating impairment of long-lived assets

When events or changes in circumstances indicate that long-lived assets other than goodwill may be impaired, an evaluation is performed. For an asset classified as held for use, the estimated future undiscounted cash flow associated with the asset are compared to the asset’s carrying amount to determine if a write-down to fair value is required. When an asset is classified as held for sale, the asset’s book value is evaluated and adjusted to the lower of its carrying amount or fair value less cost to sell. In addition, depreciation or amortization is ceased while it is classified as held for sale.

Impairment of Equity Method Investments

KBR Holdings evaluates its equity method investment for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such investment may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. Management assesses the fair value of its equity method investment using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales, internally developed discounted cash flow analysis and analysis from outside advisors. If the estimated fair value is less than the carrying value and management considers the decline in value to be other than temporary, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment.

Income taxes

Income tax expense for KBR Holdings is calculated on a pro rata basis. Under this method, income tax expense is determined based on KBR Holdings operations and their contributions to income tax expense of the Halliburton consolidated group.

KBR Holdings is currently included in the consolidated U.S. federal income tax return of Halliburton. Additionally, many subsidiaries and divisions of Halliburton are subject to consolidation, group relief or similar provisions of tax law in foreign jurisdictions that allow for sharing of tax attributes with other Halliburton affiliates. For purposes of determining income tax expense, it is assumed that KBR Holdings will continue to file on this combined basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

KBR Holdings is a party to a tax sharing agreement with Halliburton. The tax sharing agreement provides, in part, for settlement of utilized tax attributes on a consolidated basis. Therefore, intercompany settlements due to the utilized attributes are only established to the extent that the attributes decreased the tax liability of an affiliate in any given jurisdiction. The adjustment to reflect the difference between the tax provision/benefit calculated as described above and the amount settled with Halliburton pursuant to the tax sharing agreement is recorded to equity.

Derivative instruments

At times, we enter into derivative financial transactions to hedge existing or projected exposures to changing foreign currency exchange rates. We do not enter into derivative transactions for speculative or trading purposes. We recognize all derivatives on the balance sheet at fair value. Derivatives that are not accounted for as hedges under Statement of Financial Accounting Standard (SFAS) No. 133 “Accounting for Derivative Instruments and Hedging Activities” are adjusted to fair value and reflected through the results of operations. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

The ineffective portion of a derivative’s change in fair value is recognized in earnings. Recognized gains or losses on derivatives entered into to manage foreign exchange risk are included in foreign currency gains and losses in the consolidated statements of operations.

Concentration of credit risk

Revenue from the United States government, which was derived almost entirely from our G&I segment, totaled $4.4 billion (unaudited), or 62% of consolidated revenue, for the nine months ended September 30, 2006, $6.6 billion, or 65% of consolidated revenue, in 2005, $8.0 billion, or 67% of consolidated revenue, in 2004, and $4.2 billion, or 47% of consolidated revenue, in 2003. Revenue from the government of the United Kingdom totaled $758 million (unaudited), or 11% of consolidated revenue, for the nine months ended September 30, 2006. No other customers represented 10% or more of consolidated revenues.

Our receivables are generally not collateralized. At September 30, 2006, 62% (unaudited) of our total receivables are related to our United States government contracts. At December 31, 2005, 72% of our total receivables are related to our United States government contracts, primarily for projects in the Middle East. Receivables from the United States government at December 31, 2004 represented 71% of our total receivables.

Foreign currency translation

Our foreign entities for which the functional currency is the United States dollar translate monetary assets and liabilities at year-end exchange rates, and non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation and expenses associated with non-monetary balance sheet accounts which are translated at historical rates. Foreign currency transaction gains or losses are recognized in income in the year of occurrence. Our foreign entities for which the functional currency is not the United States dollar translate net assets at year-end rates and income and expense accounts at average exchange rates. Adjustments resulting from these translations are reflected in accumulated other comprehensive income in member’s equity.

Stock-based compensation

Halliburton has stock-based employee compensation plans in which certain KBR Holdings employees participate. We account for these plans, prior to December 31, 2005, under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No cost for stock options granted is reflected in net income, prior to December 31, 2005, as all options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. In addition, no cost for Halliburton’s Employee Stock Purchase Plan (ESPP) is reflected in net income because it is not considered a compensatory plan.

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. The weighted average assumptions and resulting fair values of options granted are as follows:

	Assumptions				Weighted Average Fair Value of Options Granted
	Risk-Free Interest Rate	Expected Dividend Yield	Expected Life (in years)	Expected Volatility
2005	4.3%	0.8%	5	51%	$9.97
2004	3.7%	1.3%	5	54%	$6.65
2003	3.2%	1.9%	5	59%	$5.42

Included in the pro forma compensation table below is the fair value of the ESPP shares. The fair value of these shares was estimated using the Black-Scholes option pricing model with the following assumptions for 2005.

	Offering Period
	January 1 to June 30	July 1 to December 31
Expected term (in years)	0.5	0.5
Expected volatility	26.93%	30.46%
Expected dividend yield	1.16%	0.73%
Risk-free interest rate	3.15%	3.89%
Weighted average grant-date fair value per share	$4.15	$5.50

The following table illustrates the effect on operations if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	Years ended December 31			Nine months ended September 30
Millions of dollars, except for per share data	2005	2004	2003	2005
				(unaudited)
Net income (loss), as reported	$240	$(303)	$(133)	$184
Total stock-based employee compensation expense determined under fair value based method for all awards (except restricted stock), net of related tax effects	(7)	(8)	(9)	(5)

Net income (loss), pro forma	$233	$(311)	$(142)	$179

Net income (loss) per share:
As reported	$1.76	$(2.23)	$(0.98)	$1.35

Pro forma	$1.71	$(2.29)	$(1.04)	$1.32

Halliburton also maintains a restricted stock program wherein the fair market value of the stock on the date of issuance is amortized and ratably charged to income over the period during which the restrictions lapse. KBR Holdings’ related expense, net of tax, reflected in net income as reported was $5 million in 2005, 2004, and 2003.

Effective January 1, 2006, we adopted the provision of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard No. 123 (revised 2004), “Share Based Payment” (SFAS No. 123(R)), using the modified prospective application. Accordingly, we will recognize compensation expense for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation expense for the unvested portion of awards that were outstanding as of January 1, 2006 will be recognized ratably over the remaining vesting period based on the fair value at date of grant as calculated using the Black-Scholes option pricing model. Compensation expense related to the unvested portion of these awards will be consistent with compensation expense included in our pro forma disclosure under SFAS No. 123. We will recognize compensation expense using the Black-Scholes pricing model for Halliburton’s ESPP beginning with the January 1, 2006 purchase period. See Note 17 for further detail on stock incentive plans, including 2006 interim financial information.

Note 4. Correction of prior period results

In connection with a review of our consolidated 50%-owned GTL project in Escravos, Nigeria, which is part of our E&C segment, we identified increases in the overall estimated cost to complete the project. As a result, during the second quarter of 2006, we identified a $148 million charge, before income taxes and minority interest. We determined that $16 million of the $148 million charge was based on information available to us but not reported as of March 31, 2006. Of the $16 million related to the prior periods, $9 million was related to the quarter ended March 31, 2006 and $7 million was related to the quarter ended December 31, 2005. We have restated our financial statements for the quarter ended March 31, 2006 to include the $9 million charge ($2.9 million after minority interest and tax) as well as for other unrelated, individually insignificant adjustments that subsequently became known to us. The $9 million adjustment related to Escravos had the effect of reducing income (loss) from continuing operations before income taxes and minority interest by $9 million, increasing benefit (provision) for income taxes by $1.6 million, increasing minority interest in net income of subsidiaries by $2.9 million (net of tax of $1.6 million), and reducing net income by $2.9 million for the quarter ended March 31, 2006. These other adjustments had the effect of reducing pretax income and net income by $2 million and $5 million for the quarter ended March 31, 2006, respectively. We recorded the remaining $7 million charge ($2.3 million after minority interest and income taxes) in the quarter ended June 30, 2006, since the amounts were not material to 2005 or 2006 based on our 2006 projections.

The estimated cost increases identified on this four-plus-year project in the second quarter of 2006 were $400 million which resulted in the $148 million charge. These cost increases were caused primarily by schedule delays related to civil unrest and security on the Escravos River, changes in the scope of the overall project, engineering and construction changes due to necessary front-end engineering design changes and increases in procurement cost due to project delays. The increased costs were identified as a result of our first check estimate process.

Of the $400 million increase in estimated project costs, higher forecasted engineering, procurement and project management hours increased costs by $63 million due to changes in the scope of the overall project and necessary front-end engineering design changes. Equipment and materials costs increased by $110 million due to changes in the scope of the overall project and the increased inflation cost caused by delays. Site construction costs increased by $227 million due to design changes, additional security costs due to civil unrest on the Escravos River and additional inflation caused by delays. The increases in the estimated future project costs were partially offset by estimated revenues associated with unapproved change orders of $200 million and the elimination of unrecognized profit of $52 million resulting in a $148 million loss on the project.

In addition to the above, we adjusted our member’s equity and other balance sheet accounts as of January 1, 2003 to reflect a correction to DML’s initial purchase price allocation from a 1997 acquisition. DML’s original purchase price allocation did not adequately record the prepaid pension asset that existed at the acquisition date. The corrected allocation of purchase price to the pension asset also had the effect of increasing negative goodwill. The resulting negative goodwill would have been reversed in 2002 upon the adoption of SFAS 141, “Business Combinations”, and reflected in “cumulative effect of change in an accounting principle, net”. Accordingly, our

January 1, 2003 consolidated balance sheet has been adjusted to increase member’s equity by $34 million, to increase prepaid pension asset by $72 million, to decrease property, plant, and equipment by $2 million, to decrease deferred taxes by $12 million and to increase minority interest by $24 million. Currency translation adjustments on the above resulted in increased equity at December 31, 2005, 2004 and 2003 of $9 million, $17 million and $8 million, respectively. We do not believe these adjustments have a material impact on balances previously reported.

We also reclassified deferred income taxes of $53 million and $58 million from current to non-current for the years ended December 31, 2005 and 2004, respectively.

The following table reflects the originally reported and restated amounts for the three months ended March 31, 2006 and as of March 31, 2006, respectively:

	Three months ended March 31, 2006
Millions of dollars, except for per share data	Restated	As previously reported
Services revenue	$2,270	$2,281
Equity in (losses) earnings of unconsolidated affiliates, net(a)	(24)	—
Total revenues	2,246	2,281
Cost of services	2,169	2,195
Total operating costs and expenses	2,186	2,212
Operating income	60	69
Income (loss) from continuing operations before income taxes and minority interest	51	60
Minority interest in net income of subsidiaries	(5)	(7)
Income (loss) from continuing operations	20	27
Net income	26	33
Income per share:
Continuing operations	$0.15	$0.20
Net income	$0.19	$0.24

(a)	Includes a reclassification of the $26 million impairment charge related to the Alice Springs-Darwin railroad project in Australia that was originally included in cost of services (see Note 19).

	At March 31, 2006
Millions of dollars	Restated	As previously reported
Assets:
Deferred income taxes	$83	$33
Total current assets	3,417	3,367
Property, plant, and equipment, net	455	457
Equity in and advances to related companies	275	273
Noncurrent deferred income taxes	109	148
Other assets	349	270
Total Assets	5,149	5,059
Liabilities:
Payable to related party	241	243
Advance billings on uncompleted contracts	750	739
Other current liabilities	108	105
Total current liabilities	2,510	2,498
Non current deferred tax liability	25	—
Total liabilities	3,716	3,679
Minority interest in consolidated subsidiaries	142	125
Member’s equity	1,418	1,392
Accumulated other comprehensive loss	(127)	(137)
Total member’s equity and accumulated other comprehensive loss	1,291	1,255
Total liabilities, minority interest and member’s equity and accumulated other comprehensive loss	5,149	5,059

The following table reflects the originally reported and restated amounts for the years ended December 31, 2005 and 2004:

	December 31, 2005		December 31, 2004
Millions of dollars	Restated	As previously reported	Restated	As previously reported
Assets:
Deferred income taxes	$99	$47	$79	$21
Other current assets	209	208	207	207
Total current assets	3,510	3,457	3,732	3,674
Property, plant, and equipment, net	444	446	467	469
Noncurrent deferred income taxes	124	165	116	170
Other assets	280	199	323	234
Total assets	5,182	5,091	5,487	5,396
Liabilities:
Noncurrent deferred tax liability	26	—	19	—
Total liabilities	3,783	3,757	4,560	4,541
Minority interest in consolidated subsidiaries	143	121	115	94
Member’s equity	1,384	1,350	—	—
Accumulated other comprehensive loss	(128)	(137)	(10)	(27)
Parent net investment	—	—	822	788
Total member’s equity and accumulated other comprehensive loss	1,256	1,213	812	761
Total liabilities, minority interest and member’s equity and accumulated other comprehensive loss	5,182	5,091	5,487	5,396

Note 5. Percentage-of-Completion Contracts

Revenue from contracts to provide construction, engineering, design, or similar services is reported on the percentage-of-completion method of accounting using measurements of progress toward completion appropriate for the work performed. Commonly used measurements are physical progress, man-hours, and costs incurred.

Billing practices for these projects are governed by the contract terms of each project based upon costs incurred, achievement of milestones, or pre-agreed schedules. Billings do not necessarily correlate with revenue recognized using the percentage-of-completion method of accounting. Billings in excess of recognized revenue are recorded in “Advance billings on uncompleted contracts.” When billings are less than recognized revenue, the difference is recorded in “Unbilled work on uncompleted contracts.” With the exception of claims and change orders that are in the process of being negotiated with customers, unbilled work is usually billed during normal billing processes following achievement of the contractual requirements.

Recording of profits and losses on percentage-of-completion contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of contract revenue, change orders and claims reduced by costs incurred, and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period they become evident. Except in a limited number of projects that have significant uncertainties in the estimation of costs, we do not delay income recognition until projects have reached a specified percentage of completion. Generally, profits are recorded from the commencement date of the contract based upon the total estimated contract profit multiplied by the current percentage complete for the contract.

When calculating the amount of total profit or loss on a percentage-of-completion contract, we include unapproved claims as revenue when the collection is deemed probable based upon the four criteria for recognizing unapproved claims under the American Institute of Certified Public Accountants (AICPA) Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”

Including unapproved claims in this calculation increases the operating income (or reduces the operating loss) that would otherwise be recorded without consideration of the probable unapproved claims. Probable unapproved claims are recorded to the extent of costs incurred and include no profit element. In all cases, the probable unapproved claims included in determining contract profit or loss are less than the actual claim that will be or has been presented to the customer.

When recording the revenue and the associated unbilled receivable for unapproved claims, we only accrue an amount equal to the costs incurred related to probable unapproved claims. Therefore, the difference between the probable unapproved claims included in determining contract profit or loss and the probable unapproved claims accrued revenue recorded in unbilled work on uncompleted contracts relates to forecasted costs which have not yet been incurred. The amounts included in determining the profit or loss on contracts and the amounts booked to “Unbilled work on uncompleted contracts” for each period are as follows:

	Years ended December 31			Nine months ended September 30
Millions of dollars	2005	2004	2003	2006
				(unaudited)
Probable unapproved claims	$175	$182	$233	$185
Probable unapproved claims accrued revenue	172	182	225	182
Probable unapproved claims from unconsolidated related companies	92	45	10	93

As of September 30, 2006 (unaudited) and December 31, 2005, the probable unapproved claims, including those from unconsolidated related companies, related to seven and five contracts, respectively, most of which were complete or substantially complete. See Note 13 for a discussion of government contract claims, which are not included in the table above.

A significant portion of the probable unapproved claims as of September 30, 2006 (unaudited) and December 31, 2005 arose from three completed projects with Petroleos Mexicanos (PEMEX) ($148 million related to our consolidated entities and $45 million related to our unconsolidated related companies) that are currently subject to arbitration proceedings. In addition, we have “Other assets” of $64 million for previously approved services that are unpaid by PEMEX and have been included in these arbitration proceedings. Actual amounts we are seeking from PEMEX in the arbitration proceedings are in excess of these amounts. The arbitration proceedings are expected to extend through 2007. PEMEX has asserted unspecified counterclaims in each of the three arbitrations; however, it is premature based upon our current understanding of those counterclaims to make any assessment of their merits. As of December 31, 2005 and September 30, 2006 (unaudited), we had not accrued any amounts related to the counterclaims in the arbitrations.

We have contracts with probable unapproved claims accrued revenue that will likely not be settled within one year totaling $173 million (unaudited), $172 million and $153 million at September 30, 2006 and at December 31, 2005 and 2004, respectively, included in the table above, which are reflected as a non-current asset in “Unbilled work on uncompleted contracts” on the consolidated balance sheets. Other probable unapproved claims that we believe will be settled within one year, included in the table above, have been recorded as a current asset in “Unbilled work on uncompleted contracts” on the consolidated balance sheets.

Unapproved change orders

We have other contracts for which we are negotiating change orders to the contract scope and have agreed upon the scope of work but not the price. These change orders amounted to $298 million (unaudited), $52 million and $37 million at September 30, 2006 and at December 31, 2005 and 2004, respectively.

Included in the $298 million of change orders is $269 million for our consolidated 50%-owned gas-to-liquids project in Escravos, Nigeria. The increase in change orders from the second quarter of 2006 is due to additional scope and work requested by our customer. In the second quarter of 2006, we recorded a $148 million charge, before income taxes and minority interest, related to this project. This charge was primarily attributable to increases in the overall estimated costs to complete the project. The project experienced delays relating to civil unrest and security on the Escravos River, near the project site, with additional delays resulting from scope changes and engineering and construction modifications. In October 2006, we reached agreement with our customer to fund $206 million of the $269 million in unapproved change orders. Portions of the remaining work now have a lower risk profile, particularly with respect to security and logistics. The project is approximately 38% complete as of September 30, 2006.

Unconsolidated related companies

Our unconsolidated related companies include probable unapproved claims as revenue to determine the amount of profit or loss for their contracts. Probable unapproved claims from our related companies are included in “Equity in and advances to related companies,” and our share totaled $93 million (unaudited), $92 million and $45 million at September 30, 2006 and at December 31, 2005 and 2004, respectively. In addition, our unconsolidated related companies are negotiating change orders to the contract scope where we have agreed upon the scope of work but not the price. Our share of these change orders totaled $4 million (unaudited), $5 million and $37 million at September 30, 2006 and at December 31, 2005 and 2004, respectively.

Note 6. Barracuda-Caratinga Project

In June 2000, we entered into a contract with Barracuda & Caratinga Leasing Company B.V., the project owner, to develop the Barracuda and Caratinga crude oilfields, which are located off the coast of Brazil. The Barracuda-Caratinga project consists of two converted supertankers, Barracuda and Caratinga, to be used as floating production, storage, and offloading units, commonly referred to as FPSOs. The project also includes 32 hydrocarbon production wells, 22 water injection wells, and all subsea flow lines, umbilicals, and risers necessary to connect the underwater wells to the FPSOs. At the beginning of the project, we received $300 million of advanced payments, which were used to fund the initial and continuing working capital for the project and were applied by Petrobras as a credit against the final invoices. The construction manager and project owner’s representative is Petrobras, the Brazilian national oil company. The original completion date for the Barracuda vessel was December 2003, and the original completion date for the Caratinga vessel was April 2004. The project has been significantly behind the original schedule, due in part to change orders from the project owner, and we have experienced significant losses related to this project. Currently, the Barracuda and Caratinga vessels are both fully operational.

We have recorded losses on the project of $15 million (unaudited), $8 million, $407 million, $238 million and $117 million for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004, 2003 and 2002, respectively. The total losses recorded through September 30, 2006 of approximately $785 million (unaudited) are due to higher cost estimates, schedule extensions and certain warranty matters. Other contributing factors to these losses included a significant reduction in productivity during the latter stages of the project and rework that was required when we began to integrate the equipment modules onto the vessels. We have been in negotiations with the project owner since 2003 to settle the various issues that have arisen and have entered into several agreements to resolve those issues. As part of these settlements, we agreed to pay $22 million in liquidated damages. We funded approximately $34 million (unaudited) in cash shortfalls, net of revenue received, during the first nine months of 2006.

In April 2006, we executed an agreement with Petrobras that enabled us to achieve conclusion of the lenders’ reliability test and final acceptance of the FPSOs. These acceptances eliminated any further risk of liquidated damages being assessed but did not address the bolt arbitration discussed below. Our remaining obligation under the April 2006 agreement is primarily for warranty on the two vessels.

At Petrobras’ direction, we have replaced certain bolts located on the subsea flowlines that have failed through mid-November 2005, and we understand that additional bolts have failed thereafter, which have been replaced by Petrobras. These failed bolts were identified by Petrobras when it conducted inspections of the bolts. The original design specification for the bolts was issued by Petrobras, and as such, we believe the cost resulting from any replacement is not our responsibility. Petrobras has indicated, however, that they do not agree with our conclusion. We have notified Petrobras that this matter is in dispute. We believe several possible solutions may exist, including replacement of the bolts. Estimates indicate that costs of these various solutions range up to $140 million. Should Petrobras instruct us to replace the subsea bolts, the prime contract terms and conditions regarding change orders require that Petrobras make progress payments of our reasonable costs incurred. Petrobras could, however, perform any replacement of the bolts and seek reimbursement from us. In March 2006, Petrobras notified us that they have submitted this matter to arbitration claiming $220 million plus interest for the cost of monitoring and replacing the defective stud bolts and, in addition, all of the costs and expenses of the arbitration including the cost of attorneys fees. We disagree with Petrobras’ claim since the bolts met Petrobras’ design specifications, and we do not believe there is any basis for the amount claimed by Petrobras. We intend to vigorously defend this matter and pursue recovery of the costs we have incurred to date through the arbitration process. Under the master separation agreement we will enter into with Halliburton in connection with this offering, Halliburton will agree, subject to certain conditions, to indemnify us and hold us harmless from all cash costs and expenses incurred as a result of the replacement of the subsea bolts. As of September 30, 2006 (unaudited) and December 31, 2005, we have not accrued any amounts related to this arbitration.

Note 7. Dispositions

Dulles Greenway Toll Road. As part of our infrastructure projects, we occasionally take an ownership interest in the constructed asset, with a view toward monetization of that ownership interest after the asset has been operating for some period and increases in value. In September 2005, we sold our 13% interest in a joint venture that owned the Dulles Greenway toll road in Virginia. We received $85 million in cash from the sale. Because of unfavorable early projections of traffic to support the toll road after it had opened, we wrote down our investment in the toll road in 1996. At the time of the sale, our investment had a net book value of zero, and therefore, we recorded the entire $85 million of cash proceeds to operating income in our G&I segment.

Production Services. In May 2006, we completed the sale of our Production Services group, which was part of our E&C segment. In connection with the sale, we received net proceeds of $265 million (unaudited). The sale of Production Services resulted in a pre-tax gain of approximately $120 million (unaudited), net of post-closing adjustments. See Note 25 (Discontinued Operations).

Note 8. Business Segment Information

We provide a wide range of services, but the management of our business is heavily focused on major projects within each of our reportable segments. At any given time, a relatively few number of projects and joint ventures represent a substantial part of our operations. We have organized our reporting structure based on similar products and services resulting in the following two segments.

Energy and Chemicals. Our E&C segment designs and constructs energy and petrochemical projects, including large, technically complex projects in remote locations around the world. Our expertise includes onshore and offshore oil and gas production facilities (including platforms, floating production and subsea facilities), onshore and offshore pipelines, LNG and GTL gas monetization facilities, refineries, petrochemical plants and Syngas. We provide a complete range of EPC-CS services, as well as program and project management, consulting and technology services.

TSKJ is a joint venture formed to design and construct large-scale projects in Nigeria. TSKJ’s members are Technip, SA of France, Snamprogetti Netherlands B.V., which is a subsidiary of Saipem SpA of Italy, JGC Corporation of Japan, and us, each of which has a 25% ownership interest. TSKJ has completed five LNG production facilities on Bonny Island, Nigeria and is currently working on a sixth such facility. We account for this investment using the equity method of accounting.

M. W. Kellogg Limited (MWKL) is a London-based joint venture that provides full EPC-CS related services for LNG, GTL, and onshore oil and gas projects. MWKL is owned 55% by us and 45% by JGC Corporation. We consolidate MWKL for financial accounting purposes.

Government and Infrastructure. Our G&I segment delivers on-demand support services across the full military mission cycle from contingency logistics and field support to operations and maintenance on military bases. In the civil infrastructure market, we operate in diverse sectors, including transportation, waste and water treatment, and facilities maintenance. We provide program and project management, contingency logistics, operations and maintenance, construction management, engineering, and other services to military and civilian branches of governments and private clients worldwide. We are also the majority owner of DML, which owns and operates Devonport Royal Dockyard, Western Europe’s largest naval dockyard complex.

Also included in this segment is the Alice Springs-Darwin railroad. The Alice Springs-Darwin railroad is a privately financed project that was formed in 2001 to build, operate and own the transcontinental railroad from Alice Springs to Darwin, Australia and has been granted a 50-year concession period by the Australian government. We provided engineering, procurement, and construction (EPC) services for the project and are the largest equity holder in the project with a 36.7% interest, with the remaining equity held by eleven other participants. We account for this investment using the equity method of accounting.

General corporate. General corporate represents assets not included in an operating segment and is primarily composed of cash and cash equivalents, tax assets, corporate accounts payable and reserves for employee benefits.

Other. Intersegment revenues and revenue between geographic areas are immaterial. Our equity in pretax earnings and losses of unconsolidated affiliates that are accounted for using the equity method of accounting is included in revenue and operating income of the applicable segment.

The tables below present information on our business segments.

Operations by Business Segment

	Years ended December 31			Nine months ended September 30
Millions of dollars	2005	2004	2003	2006	2005
				(unaudited)
Revenue:
Government and Infrastructure	$8,136	$9,409	$5,474	$5,427	$6,006
Energy and Chemicals	2,010	2,497	3,389	1,697	1,416

Total	$10,146	$11,906	$8,863	$7,124	$7,422

Operating income (loss):
Government and Infrastructure	$332	$82	$189	$139	$277
Energy and Chemicals	123	(439)	(253)	(14)	71

Total	$455	$(357)	$(64)	$125	$348

Capital Expenditures:
Government and Infrastructure	$33	$41	$46	$11	$24
Energy and Chemicals	4	9	5	15	2
General Corporate	39	24	12	24	24

Total	$76	$74	$63	$50	$50

Equity in earnings (losses) of unconsolidated affiliates, net:
Government and Infrastructure	$(26)	$(30)	$30	$(65)	$(21)
Energy and Chemicals	(34)	(24)	23	18	(33)

Total	$(60)	$(54)	$53	$(47)	$(54)

Depreciation and amortization:
Government and Infrastructure	$32	$27	$21	$15	$26
Energy and Chemicals	9	11	17	5	7
General Corporate(a)	15	14	13	12	11

Total	$56	$52	$51	$32	$44

Restructuring charge (Note 22):
Government and Infrastructure	$—	$12	$—	$—	$—
Energy and Chemicals	1	28	—	—	1

Total	$1	$40	$—	$—	$1

(a)	Depreciation and amortization associated with corporate assets is allocated to our two operating segments for determining operating income or loss.

Within KBR Holdings, not all assets are associated with specific segments. Those assets specific to segments include receivables, inventories, certain identified property, plant and equity in and advances to related companies, and goodwill. The remaining assets, such as cash and the remaining property, plant and equipment, are considered to be shared among the segments.

Balance Sheet Information by Operating Segment

	December 31			September 30
Millions of dollars	2005	2004	2003	2006
				(unaudited)
Total assets:
Government and Infrastructure	$2,708	$3,387	$2,907	$2,251
Energy and Chemicals	1,776	1,767	2,159	2,008
General Corporate	491	133	263	1,483
Assets related to discontinued operations	207	200	203	—

Total	$5,182	$5,487	$5,532	$5,742

Equity in/advances to related companies:
Government and Infrastructure	$158	$131	$80	$58
Energy and Chemicals	106	192	242	211
General Corporate	13	—	—	12

Total	$277	$323	$322	$281

Revenue by country is determined based on the location of services provided. Long-lived assets by country are determined based on the location of tangible assets.

Selected Geographic Information

	Years ended December 31			Nine months ended September 30
Millions of dollars	2005	2004	2003	2006	2005
				(unaudited)
Revenue:
United States	$1,273	$1,222	$1,655	$1,071	$823
Iraq	5,116	5,360	2,398	3,212	3,930
Kuwait	320	1,773	808	179	201
United Kingdom	1,142	995	963	811	839
Other Countries	2,295	2,556	3,039	1,851	1,629

Total	$10,146	$11,906	$8,863	$7,124	$7,422

	December 31			September 30
	2005	2004	2003	2006
				(unaudited)
Long-Lived Assets:
United States	$96	$74	$84	$114
United Kingdom	286	382	339	272
Other Countries	62	11	8	95

Total	$444	$467	$431	$481

Note 9. Receivables

Our receivables are generally not collateralized. In May 2004, we entered into an agreement to sell, assign, and transfer the entire title and interest in specified United States government accounts receivable of KBR Holdings to a third party. The face value of the receivables sold to the third party is reflected as a reduction of accounts receivable in our consolidated balance sheets. The amount of receivables that could have been sold under the agreement varied based on the amount of eligible receivables at any given time and other factors, and the maximum amount that could have been sold and outstanding under this agreement at any given time was $650 million. The total amount of receivables outstanding under this agreement as of December 31, 2004 was approximately $263 million. As of June 30, 2005, the total was $257 million, which was collected and the balance retired in the third quarter of 2005. As of December 31, 2005, these receivables were collected, the balance was retired, and the facility was terminated.

Note 10. Property, Plant and Equipment

Other than those assets that have been written down to their fair values due to impairment, property, plant, and equipment are reported at cost less accumulated depreciation, which is generally provided on the straight-line method over the estimated useful lives of the assets. Some assets are depreciated on accelerated methods. Accelerated depreciation methods are also used for tax purposes, wherever permitted. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Property, plant and equipment are composed of the following:

	Estimated Useful Lives in Years	December 31		September 30
Millions of dollars		2005	2004	2006
				(unaudited)
Land	N/A	$32	$29	$24
Buildings and property improvements	5-40	206	371	232
Machinery, equipment and other	3-25	511	430	569

Total		749	830	825
Less accumulated depreciation		(305)	(363)	(344)

Net property, plant and equipment		$444	$467	$481

Note 11. Resolution of Asbestos and Silica-Related Lawsuits

Kellogg Brown & Root, Inc., had been named as a defendant in a large number of asbestos- and silica-related lawsuits. The plaintiffs alleged injury primarily as a result of exposure to asbestos and silica in materials used in the construction and maintenance projects of Kellogg Brown & Root, Inc. or its subsidiaries.

In January 2005, DII Industries, LLC and certain of its affiliates, including certain subsidiaries of KBR Holdings resolved all open and future asbestos and silica claims and related insurance recoveries pursuant to prepackaged Chapter 11 proceedings. These proceedings commenced in December 2003 and the order confirming the plan of reorganization became final and non-appealable effective December 31, 2004. Under the plan of reorganization, all current and future asbestos and silica personal injury claims against DII Industries, LLC and its affiliates were channeled into trusts established for the benefit of asbestos and silica claimants.

Based upon this plan of reorganization and the final settlement agreement with claimants, approximately $44 million of the total settlement was allocated to KBR Holdings. This allocation was primarily based upon a product identification due diligence process undertaken to establish that the claimants’ injuries were based on exposure to products of DII Industries, LLC., Kellogg Brown & Root LLC and their subsidiaries or former businesses. This $44 million liability was recorded in 2002 and paid in January 2005.

Note 12. Debt

Long-term debt consists of the following:

	December 31		September 30
Millions of dollars	2005	2004	2006
			(unaudited)
Long-term debt	$34	$60	$25
Less current portion	16	18	18

Noncurrent portion of long-term debt	$18	$42	$7

Effective December 16, 2005, we entered into an unsecured $850 million five year revolving credit facility (Revolving Credit Facility) with Citibank, N.A., as agent, and a group of banks and institutional lenders. This facility, which extends through December 2010, serves to assist in providing our working capital and letters of credit to support our operations. Amounts drawn under the Revolving Credit Facility bear interest at variable rates based on a base rate (equal to the higher of Citibank’s publicly announced base rate, the Federal Funds rate plus 0.5% or a calculated rate based on the certificate of deposit rate) or the Eurodollar Rate, plus, in each case, the applicable margin. The applicable margin will vary based on our utilization spread. We are also charged an issuance fee for the issuance of letters of credit, a per annum charge for outstanding letters of credit and a per annum commitment fee for any unused portion of the credit line. The Revolving Credit Facility contains a number of covenants restricting, among other things, our ability to incur additional indebtedness and liens, sales of our assets and payment of dividends, as well as limiting the amount of investments we can make and payments to Halliburton under two subordinated intercompany notes. Furthermore, we are limited in the amount of additional letters of credit and other debt we can incur outside of the Revolving Credit Facility. Also, under the current provisions of the Revolving Credit Facility, it is an event of default if any person or two or more persons acting in concert, other than Halliburton or KBR, directly or indirectly acquire 25% or more of the combined voting power of all outstanding equity interests ordinarily entitled to vote in the election of directors of KBR Holdings, LLC, the borrower under the Revolving Credit Facility. The Revolving Credit Facility requires us to maintain certain financial ratios, as defined by the Revolving Credit Facility agreement, including a debt-to-capitalization ratio that does not exceed 55% until June 30, 2007 and 50% thereafter; a leverage ratio that does not exceed 3.5; and a fixed charge coverage ratio of at least 3.0. At September 30, 2006 (unaudited) and December 31, 2005, we were in compliance with these ratios and other covenants. As of September 30, 2006, there were $0 borrowings (unaudited) and $54 million (unaudited) in letters of credit outstanding under this facility. As of December 31, 2005, there were $0 borrowings and $25 million of letters of credit outstanding under the Revolving Credit Facility.

In connection with entering into the Revolving Credit Facility, we entered into two subordinated intercompany notes with Halliburton where accounts payable to Halliburton in the aggregate of $774 million were structured into two five-year subordinated notes payable to subsidiaries of Halliburton as further described in Note 20.

On November 29, 2002, DML entered into a credit facility denominated in British pounds with Bank of Scotland, HSBC Bank and The Royal Bank of Scotland totaling $138 million. The U.S. dollar amounts presented were converted using published exchange rates for the applicable periods. This facility, which is non-recourse to us, matures in September 2009, provides for a $133 million term loan facility and a $19 million revolving credit facility. The interest rate for both the term loan and revolving credit facility is variable based on an adjusted LIBOR rate and DML must maintain certain financial covenants. At September 30, 2006, there was $22 million (unaudited) outstanding under this term loan facility. At December 31, 2005, DML had $31 million outstanding under the term loan facility, which is payable in quarterly installments through September 2009. At September 30, 2006 (unaudited) and December 31, 2005, there were no amounts outstanding under the revolving credit facility. In addition, DML had $3 million and $3 million of other long-term debt outstanding at

September 30, 2006 (unaudited) and December 31, 2005, respectively. The interest rate on this debt is variable and payments are due quarterly through October 2008. DML also has a $28 million overdraft facility for which there was no outstanding balance at September 30, 2006 (unaudited) and December 31, 2005.

On June 6, 2005, our 55%-owned subsidiary, M.W. Kellogg Limited, entered into a credit facility with Barclays Bank totaling $26 million. The U.S. dollar amounts presented were converted using published exchange rates for the applicable periods. This facility, which is non-recourse to us is primarily used for bonding, guarantee, and other indemnity purposes. Fees are assessed monthly in the amount of 0.25% per annum of the average outstanding balance. Amounts outstanding under the facility are payable upon demand and the lender may require cash collateral for any amounts outstanding under the facility. At September 30, 2006 (unaudited) and December 31, 2005, there was $2 million of bank guarantees outstanding under the facility.

Maturities

At December 31, 2005, our debt matures as follows: $16 million in 2006; $16 million in 2007; and $2 million in 2008.

Note 13. United States Government Contract Work

We provide substantial work under our government contracts to the United States Department of Defense (DoD) and other governmental agencies. These contracts include our worldwide United States Army logistics contracts, known as LogCAP, and contracts to rebuild Iraq’s petroleum industry, such as the PCO Oil South. Our government services revenue related to Iraq totaled approximately $3.6 billion (unaudited), $5.4 billion, $7.1 billion and $3.5 billion for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively.

Given the demands of working in Iraq and elsewhere for the United States government, we expect that from time to time we will have disagreements or experience performance issues with the various government customers for which we work. If performance issues arise under any of our government contracts, the government retains the right to pursue remedies, which could include threatened termination or termination, under any affected contract. If any contract were so terminated, we may not receive award fees under the affected contract, and our ability to secure future contracts could be adversely affected although we would receive payment for amounts owed for our allowable costs under cost-reimbursable contracts. Other remedies that could be sought by our government customers for any improper activities or performance issues include sanctions such as forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Further, the negative publicity that could arise from disagreements with our customers or sanctions as a result thereof could have an adverse effect on our reputation in the industry, reduce our ability to compete for new contracts, and may also have a material adverse effect on our business, financial condition, results of operations and cash flow.

DCAA audit issues

Our operations under United States government contracts are regularly reviewed and audited by the Defense Contract Audit Agency (DCAA) and other governmental agencies. The DCAA serves in an advisory role to our customer. When issues are found during the governmental agency audit process, these issues are typically discussed and reviewed with us. The DCAA then issues an audit report with its recommendations to our customer’s contracting officer. In the case of management systems and other contract administrative issues, the contracting officer is generally with the Defense Contract Management Agency (DCMA). We then work with our customer to resolve the issues noted in the audit report. If our customer or a government auditor finds that we improperly charged any costs to a contract, these costs are not reimbursable or, if already reimbursed, the cost must be refunded to the customer. Our revenue recorded for government contract work is reduced for our estimate of costs that may be categorized as disputed or unallowable as a result of cost overruns or the audit process.

Dining facilities (DFACs). During 2003, the DCAA raised issues related to our invoicing to the Army Materiel Command (AMC) for food services for soldiers and supporting civilian personnel in Iraq and Kuwait. During 2004, we received notice from the DCAA that it was recommending withholding 19.35% of our DFACs billings relating to subcontracts entered into prior to February 2004 until it completed its audits. Approximately $213 million had been withheld as of March 31, 2005. Subsequent to February 2004, we renegotiated our DFACs subcontracts to address the specific issues raised by the DCAA and advised the AMC and the DCAA of the new terms of the arrangements. We have had no objection by the government to the terms and conditions associated with our new DFACs subcontract agreements. On March 31, 2005, we reached an agreement with the AMC regarding the costs associated with the DFACs subcontractors, which totaled approximately $1.2 billion. Under the terms of the agreement, the AMC agreed to the DFACs subcontractor costs except for $55 million, which it retained from the $213 million previously withheld amount. In the second quarter of 2005, the government released the funds to KBR Holdings.

During 2005, we reached settlement agreements with all but one subcontractor, Eurest Support Services (Cyprus) International Limited, or ESS, and resolved $44 million of the $55 million disallowed DFACs subcontractor costs. Accordingly, we paid the amounts due to all subcontractors with whom settlements have been finalized, in accordance with the agreement reached with the government, but withheld the remaining $11 million pending settlement with ESS. On September 30, 2005, ESS filed suit against us alleging various claims associated with its performance as a subcontractor in conjunction with our LogCAP contract in Iraq. The case was settled during the first quarter of 2006 without material impact to us.

Recently, the DCAA has raised questions regarding $95 million of costs related to DFACs in Iraq. We have responded to the DCAA that our costs are reasonable.

Fuel. In December 2003, the DCAA issued a preliminary audit report that alleged that we may have overcharged the Department of Defense by $61 million in importing fuel into Iraq. The DCAA questioned costs associated with fuel purchases made in Kuwait that were more expensive than buying and transporting fuel from Turkey. We responded that we had maintained close coordination of the fuel mission with the Army Corps of Engineers (COE), which was our customer and oversaw the project, throughout the life of the task orders and that the COE had directed us to use the Kuwait sources. After a review, the COE concluded that we obtained a fair price for the fuel. Nonetheless, Department of Defense officials referred the matter to the agency’s inspector general, which we understand commenced an investigation.

The DCAA issued various audit reports related to task orders under the RIO contract that reported $275 million in questioned and unsupported costs. The majority of these costs were associated with the humanitarian fuel mission. In these reports, the DCAA compared fuel costs we incurred during the duration of the RIO contract in 2003 and early 2004 to fuel prices obtained by the Defense Energy Supply Center (DESC) in April 2004 when the fuel mission was transferred to that agency. During the fourth quarter of 2005, we resolved all outstanding issues related to the RIO contract with our customer and settled the remaining questioned costs under this contract.

Laundry. Prior to the fourth quarter of 2005, we received notice from the DCAA that it recommended withholding $18 million of subcontract costs related to the laundry service for one task order in southern Iraq for which it believes we and our subcontractors have not provided adequate levels of documentation supporting the quantity of the services provided. In the fourth quarter of 2005, the DCAA issued a notice to disallow costs totaling approximately $12 million, releasing $6 million of amounts previously withheld. In the second quarter of 2006, we successfully resolved this matter with the DCAA and received payment of the remaining $12 million.

Containers. In June 2005, the DCAA recommended withholding certain costs associated with providing containerized housing for soldiers and supporting civilian personnel in Iraq. Approximately $55 million (unaudited) has been withheld as of September 30, 2006 and December 31, 2005. The DCAA had recommended that the costs be withheld pending receipt of additional explanation or documentation to support the subcontract costs. Of the withheld amounts, $17 million (unaudited) has been withheld from our subcontractors. We will continue working with the government and our subcontractors to resolve this issue.

Other issues. The DCAA is continuously performing audits of costs incurred for the foregoing and other services provided by us under our government contracts. During these audits, there are likely to be questions raised by the DCAA about the reasonableness or allowability of certain costs or the quality or quantity of supporting documentation. The DCAA might recommend withholding some portion of the questioned costs while the issues are being resolved with our customer. Because of the scrutiny involving our government contracts operations, issues raised by the DCAA may be more difficult to resolve. We do not believe any potential withholding will have a significant or sustained impact on our liquidity.

Investigations

In early 2004, our internal audit function identified a potential $4 million overbilling by La Nouvelle Trading & Contracting Company, W.L.L. (La Nouvelle), one of our subcontractors under the LogCAP contract in Iraq, for services performed during 2003. In accordance with our policy and government regulation, the potential overcharge was reported to the DoD Inspector General’s office as well as to our customer, the AMC. We reimbursed the AMC to cover that potential overbilling while we conducted our own investigation into the matter. We subsequently terminated La Nouvelle’s services under the LogCAP contract. In October 2004, La Nouvelle filed suit against us alleging $224 million in damages as a result of its termination. During the second quarter of 2005, this suit was settled without material impact to us. See Note 14 for further discussion.

In the first quarter of 2005, the United States Department of Justice (DOJ) issued two indictments associated with these issues against a former KBR Holdings procurement manager and a manager of La Nouvelle.

In October 2004, we reported to the DoD Inspector General’s office that two former employees in Kuwait may have had inappropriate contacts with individuals employed by or affiliated with two third party subcontractors prior to the award of the subcontracts. The Inspector General’s office may investigate whether these two employees may have solicited and/or accepted payments from those third party subcontractors while they were employed by us.

In October 2004, a civilian contracting official in the Army Corps of Engineers (COE) asked for a review of the process used by the COE for awarding some of the contracts to us. We understand that the DoD Inspector General’s office may review the issues involved.

We understand that the DOJ, an Assistant United States Attorney based in Illinois, and others are investigating these and other individually immaterial matters we have reported relating to our government contract work in Iraq. If criminal wrongdoing were found, criminal penalties could range up to the greater of $500,000 in fines per count for a corporation or twice the gross pecuniary gain or loss. We also understand that current and former employees of KBR Holdings have received subpoenas and have given or may give grand jury testimony related to some of these matters.

Withholding of payments

During 2004, the AMC issued a determination that a particular contract clause could cause it to withhold 15% from our invoices until our task orders under the LogCAP contract are definitized. The AMC delayed implementation of this withholding pending further review. During the third quarter of 2004, we and the AMC identified three senior management teams to facilitate negotiation under the LogCAP task orders, and these teams concluded their effort by successfully negotiating the final outstanding task order definitization on March 31, 2005. This made us current with regard to definitization of historical LogCAP task orders and eliminated the potential 15% withholding issue under the LogCAP contract.

Upon the completion of the RIO contract definitization process, the COE released all previously withheld amounts related to this contract in the fourth quarter of 2005.

The PCO Oil South project has definitized substantially all of the task orders, and we have collected a significant portion of any amounts previously withheld. We do not believe the withholding will have a significant or sustained impact on our liquidity because the withholding is temporary, and the definitization process is substantially complete. The amount of payments withheld by the client under the PCO Oil South project was less than $1 million (unaudited) at September 30, 2006 and $1.1 million and $1.5 million at December 31, 2005 and 2004, respectively. The PCO Oil South contract provides the customer the right to withhold payment of 15% of the amount billed, thus remitting a net of 85% of costs incurred until a task order is definitized. Once a task order is definitized, this contract provides that 100% of the costs billed will be paid pursuant to the “Allowable Cost and Payment Clause” of the contract.

We are working diligently with our customers to proceed with significant new work only after we have a fully definitized task order, which should limit withholdings on future task orders for all government contracts.

We had unapproved claims totaling $45 million (unaudited) at September 30, 2006 for the LogCAP contract and $69 million at December 31, 2005 for the LogCAP and PCO Oil South contracts. Of the $45 million of unapproved claims outstanding at September 30, 2006, $44 million are considered to be probable of collection and have been recognized as revenue. The remaining $1 million of unapproved claims are not considered probable of collection and have not been recognized as revenue. Similarly, of the $69 million of unapproved claims outstanding at December 31, 2005, $57 million were considered to be probable of collection and have been recognized as revenue. The remaining $12 million of unapproved claims were not considered probable of collection and have not been recognized as revenue. These unapproved claims related to contracts where our costs have exceeded the customer’s funded value of the task order.

In addition, as of September 30, 2006, we had incurred approximately $136 million (unaudited) of costs under the LogCAP III contract that could not be billed to the government due to lack of appropriate funding on various task orders. These amounts were associated with task orders that had sufficient funding in total, but the funding was not appropriately allocated within the task order. We are in the process of preparing a request for a reallocation of funding to be submitted to the client for negotiation. The project anticipates the negotiations will result in an appropriate distribution of funding by the client and collection of the full amounts due.

DCMA system reviews

Report on estimating system. In December 2004, the DCMA granted continued approval of our estimating system, stating that our estimating system is “acceptable with corrective action.” We are in the process of completing these corrective actions. Specifically, based on the unprecedented level of support that our employees are providing the military in Iraq, Kuwait, and Afghanistan, we needed to update our estimating policies and procedures to make them better suited to such contingency situations. Additionally, we have completed our development of a detailed training program and have made it available to all estimating personnel to ensure that employees are adequately prepared to deal with the challenges and unique circumstances associated with a contingency operation.

Report on purchasing system. As a result of a Contractor Purchasing System Review by the DCMA during the fourth quarter of 2005, the DCMA granted the continued approval of our government contract purchasing system. The DCMA’s October 2005 approval letter stated that our purchasing system’s policies and practices are “effective and efficient, and provide adequate protection of the Government’s interest.”

Report on accounting system. We received two draft reports on our accounting system, which raised various issues and questions. We have responded to the points raised by the DCAA, but this review remains open. Once the DCAA finalizes the report, it will be submitted to the DCMA, who will make a determination of the adequacy of our accounting systems for government contracting.

The Balkans

We have had inquiries in the past by the DCAA and the civil fraud division of the DOJ into possible overcharges for work performed during 1996 through 2000 under a contract in the Balkans, for which inquiry has not yet been completed by the DOJ. Based on an internal investigation, we credited our customer approximately $2 million during 2000 and 2001 related to our work in the Balkans as a result of billings for which support was not readily available. We believe that the preliminary DOJ inquiry relates to potential overcharges in connection with a part of the Balkans contract under which approximately $100 million in work was done. We believe that any allegations of overcharges would be without merit. Amounts accrued related to this matter as of September 30, 2006 (unaudited) are not material.

McBride qui tam suit

In September 2006, we became aware of a qui tam action filed against us by a former employee alleging various wrongdoings in the form of overbillings of our customer on the LogCAP III contract. This case was originally filed pending the government’s decision whether or not to participate in the suit. In June 2006, the government formally declined to participate. The principal allegations are that our compensation for the provision of Morale, Welfare and Recreation (MWR) facilities under LogCAP III is based on the volume of usage of those facilities and that we deliberately overstated that usage. In accordance with the contract, we charged our customer based on actual cost, not based on the number of users. It was also alleged that, during the period from November 2004 into mid-December 2004, we continued to bill the customer for lunches, although the dining facility was closed and not serving lunches. There are also allegations regarding housing containers and our provision of services to our employees and contractors. Our investigation is in its earliest stages. However, we believe the allegations to be without merit, and we intend to vigorously defend this action. As of September 30, 2006, we had accrued $0 in connection with this matter.

Note 14. Other Commitments and Contingencies

Foreign Corrupt Practices Act investigations

The SEC is conducting a formal investigation into whether improper payments were made to government officials in Nigeria through the use of agents or subcontractors in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. The DOJ is also conducting a related criminal investigation. The SEC has also issued subpoenas seeking information, which we are furnishing, regarding current and former agents used in connection with multiple projects, including current and prior projects, over the past 20 years located both in and outside of Nigeria in which we, The M.W. Kellogg Company, M.W. Kellogg Limited or their or our joint ventures are or were participants. In September 2006, the SEC requested that we enter into a tolling agreement with respect to its investigation. We anticipate that we will enter into an appropriate tolling agreement with the SEC.

TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V. (a subsidiary of Saipem SpA of Italy), JGC Corporation of Japan, and Kellogg Brown & Root LLC (a subsidiary of ours and successor to The M.W. Kellogg Company), each of which had an approximately 25% interest in the venture at September 30, 2006. TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V. (an affiliate of ENI SpA of Italy). M.W. Kellogg Limited is a joint venture in which we had a 55% interest at September 30, 2006, and M.W. Kellogg Limited and The M.W. Kellogg Company were subsidiaries of Dresser Industries before Halliburton’s 1998 acquisition of Dresser Industries. The M.W. Kellogg Company was later merged with a Halliburton subsidiary to form Kellogg Brown & Root, one of our subsidiaries.

The SEC and the DOJ have been reviewing these matters in light of the requirements of the FCPA. Halliburton has been cooperating with the SEC and DOJ investigations and with other investigations in France,

Nigeria and Switzerland into the Bonny Island project. Halliburton’s Board of Directors has appointed a committee of independent directors to oversee and direct the FCPA investigations. Halliburton, acting through its committee of independent directors, will continue to oversee and direct the investigations after the offering, and our directors that are independent of Halliburton and us, acting as a committee of our board of directors, will monitor the continuing investigations directed by Halliburton.

The matters under investigation relating to the Bonny Island project cover an extended period of time (in some cases significantly before Halliburton’s 1998 acquisition of Dresser Industries and continuing through the current time period). We have produced documents to the SEC and the DOJ both voluntarily and pursuant to company subpoenas from the files of numerous officers and employees of Halliburton and KBR, including many current and former executives of Halliburton and KBR, and we are making our employees available to the SEC and the DOJ for interviews. In addition, we understand that the SEC has issued a subpoena to A. Jack Stanley, who formerly served as a consultant and chairman of Kellogg Brown & Root and to others, including certain of our current and former employees, former executive officers and at least one of our subcontractors. We further understand that the DOJ issued subpoenas for the purpose of obtaining information abroad, and we understand that other partners in TSKJ have provided information to the DOJ and the SEC with respect to the investigations, either voluntarily or under subpoenas.

The SEC and DOJ investigations include an examination of whether TSKJ’s engagement of Tri-Star Investments as an agent and a Japanese trading company as a subcontractor to provide services to TSKJ were utilized to make improper payments to Nigerian government officials. In connection with the Bonny Island project, TSKJ entered into a series of agency agreements, including with Tri-Star Investments, of which Jeffrey Tesler is a principal, commencing in 1995 and a series of subcontracts with a Japanese trading company commencing in 1996. We understand that a French magistrate has officially placed Mr. Tesler under investigation for corruption of a foreign public official. In Nigeria, a legislative committee of the National Assembly and the Economic and Financial Crimes Commission, which is organized as part of the executive branch of the government, are also investigating these matters. Our representatives have met with the French magistrate and Nigerian officials. In October 2004, representatives of TSKJ voluntarily testified before the Nigerian legislative committee. We are also aware that the Serious Frauds Office in the United Kingdom is conducting an investigation relating to the activities of TSKJ.

We notified the other owners of TSKJ of information provided by the investigations and asked each of them to conduct their own investigation. TSKJ has suspended the receipt of services from and payments to Tri-Star Investments and the Japanese trading company and has considered instituting legal proceedings to declare all agency agreements with Tri-Star Investments terminated and to recover all amounts previously paid under those agreements. In February 2005, TSKJ notified the Attorney General of Nigeria that TSKJ would not oppose the Attorney General’s efforts to have sums of money held on deposit in accounts of Tri-Star Investments in banks in Switzerland transferred to Nigeria and to have the legal ownership of such sums determined in the Nigerian courts.

As a result of these investigations, information has been uncovered suggesting that, commencing at least 10 years ago, members of TSKJ planned payments to Nigerian officials. We have reason to believe, based on the ongoing investigations, that payments may have been made by agents of TSKJ to Nigerian officials. In addition, information recently uncovered suggests that, prior to 1998, plans may have been made by employees of The M.W. Kellogg Company to make payments to government officials in connection with the pursuit of a number of other projects in countries outside of Nigeria. Certain of these employees are current employees or a consultant of ours. As a result, the consultant may be placed on suspension, and Halliburton’s pending investigation will include a review of the actions of these employees.

In June 2004, all relationships with Mr. Stanley and another consultant and former employee of M.W. Kellogg Limited were terminated. The termination of Mr. Stanley occurred because of violations of Halliburton’s Code of Business Conduct that allegedly involved the receipt of improper personal benefits from Mr. Tesler in connection with TSKJ’s construction of the Bonny Island project.

In 2006, Halliburton suspended the services of another agent who, until such suspension, had worked for us outside of Nigeria on several current projects and on numerous older projects going back to the early 1980s. The suspension will continue until such time, if ever, as Halliburton can satisfy itself regarding the agent’s compliance with applicable law and Halliburton’s Code of Business Conduct. In addition, Halliburton is actively reviewing the compliance of an additional agent on a separate current Nigerian project with respect to which Halliburton has recently received from a joint venture partner on that project allegations of wrongful payments made by such agent.

If violations of the FCPA were found, a person or entity found in violation could be subject to fines, civil penalties of up to $500,000 per violation, equitable remedies, including disgorgement (if applicable) generally of profits, including prejudgment interest on such profits, causally connected to the violation, and injunctive relief. Criminal penalties could range up to the greater of $2 million per violation or twice the gross pecuniary gain or loss from the violation, which could be substantially greater than $2 million per violation. It is possible that both the SEC and the DOJ could assert that there have been multiple violations, which could lead to multiple fines. The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, the findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of us or our affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided the government authorities during the investigations. Agreed dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms negotiated with the SEC and the DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring compliance with the FCPA. Other potential consequences could be significant and include suspension or debarment of our ability to contract with governmental agencies of the United States and of foreign countries. During 2005, we had revenue of approximately $6.6 billion from our government contracts work with agencies of the United States or state or local governments. If necessary, we would seek to obtain administrative agreements or waivers from the DoD and other agencies to avoid suspension or debarment. Suspension or debarment from the government contracts business would have a material adverse effect on our business, results of operations, and cash flow.

These investigations could also result in (1) third-party claims against us, which may include claims for special, indirect, derivative or consequential damages, (2) damage to our business or reputation, (3) loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business, prospects, profits or business value, (4) adverse consequences on our ability to obtain or continue financing for current or future projects and/or (5) claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of us or our subsidiaries. In this connection, we understand that the government of Nigeria gave notice in 2004 to the French magistrate of a civil claim as an injured party in that proceeding. We are not aware of any further developments with respect to this claim. In addition, we could incur costs and expenses for any monitor required by or agreed to with a governmental authority to review our continued compliance with FCPA law.

The investigations by the SEC and DOJ and foreign governmental authorities are continuing. We do not expect these investigations to be concluded prior to conclusion of this offering or in the immediate future. The various governmental authorities could conclude that violations of the FCPA or applicable analogous foreign laws have occurred with respect to the Bonny Island project and other projects in or outside of Nigeria. In such circumstances, the resolution or disposition of these matters, even after taking into account the indemnity from Halliburton with respect to any liabilities for fines or other monetary penalties or direct monetary damages, including disgorgement, that may be assessed by the U.S. and certain foreign governments or governmental agencies against us or our greater than 50%-owned subsidiaries could have a material adverse effect on our business, prospects, results or operations, financial condition and cash flow.

As of September 30, 2006 (unaudited) and December 31, 2005, we are unable to estimate an amount of probable loss or a range of possible loss related to these matters.

Halliburton has incurred $9 million (unaudited), $9 million, $8 million and $0 for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively, for expenses relating to the FCPA and bidding practices investigations. In 2004, $1.5 million of the $8 million incurred was charged to us. Except for this $1.5 million, Halliburton has not charged these costs to us. These expenses were incurred for the benefit of both Halliburton and us, and we and Halliburton have no reasonable basis for allocating these costs between Halliburton and us.

Bidding practices investigation

In connection with the investigation into payments relating to the Bonny Island project in Nigeria, information has been uncovered suggesting that Mr. Stanley and other former employees may have engaged in coordinated bidding with one or more competitors on certain foreign construction projects, and that such coordination possibly began as early as the mid-1980s.

On the basis of this information, Halliburton and the DOJ have broadened their investigations to determine the nature and extent of any improper bidding practices, whether such conduct violated United States antitrust laws, and whether former employees may have received payments in connection with bidding practices on some foreign projects.

If violations of applicable United States antitrust laws occurred, the range of possible penalties includes criminal fines, which could range up to the greater of $10 million in fines per count for a corporation, or twice the gross pecuniary gain or loss, and treble civil damages in favor of any persons financially injured by such violations. Criminal prosecutions under applicable laws of relevant foreign jurisdictions and civil claims by or relationship issues with customers are also possible.

The results of these investigations may have a material adverse effect on our business and results of operations.

As of September 30, 2006 (unaudited) and December 31, 2005, we are unable to estimate an amount of probable loss or range of possible loss related to these matters.

Possible Algerian investigation

We believe that an investigation by a magistrate or a public prosecutor in Algeria may be pending with respect to sole source contracts awarded to Brown & Root-Condor Spa, a joint venture among Kellogg Brown & Root Ltd UK, Centre de Recherche Nuclear de Draria and Holding Services para Petroliers Spa. We had a 49% interest in this joint venture as of September 30, 2006.

Improper payments reported to the SEC

During the second quarter of 2002, we reported to the SEC that one of our foreign subsidiaries operating in Nigeria made improper payments of approximately $2.4 million to entities owned by a Nigerian national who held himself out as a tax consultant, when in fact he was an employee of a local tax authority. The payments were made to obtain favorable tax treatment and clearly violated our Code of Business Conduct and our internal control procedures. The payments were discovered during our audit of the foreign subsidiary. We conducted an investigation assisted by outside legal counsel, and, based on the findings of the investigation, we terminated several employees. None of our senior officers were involved. We are cooperating with the SEC in its review of the matter. We took further action to ensure that our foreign subsidiary paid all taxes owed in Nigeria. A preliminary assessment of approximately $4 million was issued by the Nigerian tax authorities in the second quarter of 2003. We are cooperating with the Nigerian tax authorities to determine the total amount due as quickly as possible.

Litigation brought by La Nouvelle

In October 2004, La Nouvelle, a subcontractor to us in connection with our government services work in Kuwait and Iraq, filed suit alleging breach of contract and interference with contractual and business relations. The relief sought included $224 million in damages for breach of contract, which included $34 million for wrongful interference and an unspecified sum for consequential and punitive damages. The dispute arose from our termination of a master agreement pursuant to which La Nouvelle operated a number of dining facilities in Kuwait and Iraq and the replacement of La Nouvelle with ESS, which, prior to La Nouvelle’s termination, had served as La Nouvelle’s subcontractor. In addition, La Nouvelle alleged that we wrongfully withheld from La Nouvelle certain sums due La Nouvelle under its various subcontracts. During the second quarter of 2005, this litigation was settled without material impact to us.

Iraq overtime litigation

During the fourth quarter of 2005, a group of present and former employees working on the LogCAP contract in Iraq and elsewhere filed a class action lawsuit alleging that KBR Holdings wrongfully failed to pay time and a half for hours worked in excess of 40 per work week and that “uplift” pay, consisting of a foreign service bonus, an area differential, and danger pay, was only applied to the first 40 hours worked in any work week. The class alleged by plaintiffs consists of all current and former employees on the LogCAP contract from December 2001 to present. The basis of plaintiffs’ claims is their assertion that they are intended third party beneficiaries of the LogCAP contract and that the LogCAP contract obligated KBR Holdings to pay time and a half for all overtime hours. We have moved to dismiss the case on a number of bases. On September 26, 2006, the court granted the motion to dismiss insofar as claims for overtime pay and “uplift” pay are concerned, leaving only a contractual claim for miscalculation of employees’ pay. It is premature to assess the probability of an adverse result on that remaining claim. However, because the LogCAP contract is cost-reimbursable, we believe that we could charge any adverse award to the customer. On October 13, 2006, the plaintiffs filed their notice of appeal. It is our intention to vigorously defend the appeal and the judgment of dismissal. As of September 30, 2006, we had not accrued any amounts related to this matter.

Environmental

We are subject to numerous environmental, legal and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

•	the Comprehensive Environmental Response, Compensation and Liability Act;

•	the Resources Conservation and Recovery Act;

•	the Clean Air Act;

•	the Federal Water Pollution Control Act; and

•	the Toxic Substances Control Act.

In addition to the federal laws and regulations, states and other countries where we do business often have numerous environmental, legal and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal and regulatory requirements. On occasion, we are involved in specific environmental litigation and claims, including the remediation of properties we own or have operated as well as efforts to meet or correct compliance-related matters. Our Health, Safety and Environment group has several programs in place to maintain environmental leadership and to prevent the occurrence of environmental contamination. We do not expect costs related to environmental matters will have a material adverse effect on our consolidated financial position or our results of operations.

Letters of credit

In connection with certain projects, we are required to provide letters of credit, surety bonds or other financial and performance guarantees to our customers. As of September 30, 2006, we had approximately $724 million (unaudited) in letters of credit and financial guarantees outstanding, of which, $54 million (unaudited) were issued under our Revolving Credit Facility. Over $646 million (unaudited) of the remaining $670 million (unaudited) were issued under various facilities and are irrevocably and unconditionally guaranteed by Halliburton. Of the total outstanding, approximately $551 million (unaudited) relate to our joint venture operations, including $159 million (unaudited) issued in connection with our Allenby & Connaught project. In addition, as of September 30, 2006 there were approximately $15 million (unaudited) of performance letters of credit issued in connection with the Barracuda-Caratinga project. The remaining $158 million (unaudited) of outstanding letters of credit relate to various other projects. At September 30, 2006, $252 million (unaudited) of the $724 million (unaudited) outstanding letters of credit have triggering events that would entitle a bank to require cash collateralization.

In addition, Halliburton has guaranteed surety bonds and provided direct guarantees primarily related to our performance. We expect to cancel these letters of credit, surety bonds and other guarantees as we complete the underlying projects. We and Halliburton have agreed that the outstanding surety bonds, letters of credit, performance guarantees, financial guarantees and other outstanding credit support instruments guaranteed by Halliburton will remain in full force and effect following the separation of our companies until the earlier of: (1) the expiration of such instrument in accordance with its terms or the release of such instrument by our customer, or (2) the termination of the project contract to which such instrument relates or the termination of our obligations under the contract. In addition, we have agreed to use our reasonable best efforts to attempt to release or replace Halliburton’s liability under the outstanding credit support instruments and any additional credit support instruments relating to our business for which Halliburton may become liable following this offering for which such release or replacement is reasonably available. For so long as Halliburton or its affiliates remain liable with respect to any credit support instrument, we have agreed to pay the underlying obligation as and when it becomes due. Under certain reimbursement agreements, if we were unable to reimburse a bank under a paid letter of credit and the amount due is paid by Halliburton, we would be required to reimburse Halliburton for any amounts drawn on those letters of credit or guarantees in the future. Furthermore, we will agree to pay to Halliburton a quarterly carry charge for continuance of its guarantees of our outstanding letters of credit and surety bonds, and will agree to indemnify Halliburton for all losses in connection with the outstanding credit support instruments and any additional credit support instruments relating to our business for which Halliburton may become liable following this offering.

Other commitments

As of December 31, 2005, we had commitments to provide funds of approximately $79 million to related companies including $35 million to fund our privately financed projects. As of September 30, 2006, these commitments were $122 million (unaudited), including $107 million (unaudited) related to privately financed projects. These commitments arose primarily during the start-up of these entities or due to losses incurred by them. We expect approximately $61 million of the commitments at December 31, 2005 to be paid during 2006. In addition, we continue to fund operating cash shortfalls on the Barracuda-Caratinga project and are obligated to fund total shortage over the remaining life of the project. We expect the remaining project costs, net of revenue received, to be approximately $12 million at December 31, 2005 and $8 million (unaudited) at September 30, 2006.

Liquidated damages

Many of our engineering and construction contracts have milestone due dates that must be met or we may be subject to penalties for liquidated damages if claims are asserted and we were responsible for the delays. These generally relate to specified activities within a project by a set contractual date or achievement of a specified level of output or throughput of a plant we construct. Each contract defines the conditions under which a customer may make a claim for liquidated damages. However, in most instances, liquidated damages are not asserted by the customer, but the potential to do so is used in negotiating claims and closing out the contract. We had not accrued for liquidated damages of $49 million (unaudited), $70 million and $44 million at September 30, 2006 and at December 31, 2005 and 2004, respectively (including amounts related to our share of unconsolidated subsidiaries), that we could incur based upon completing the projects as forecasted.

Leases

We are obligated under operating leases, principally for the use of land, offices, equipment, field facilities, and warehouses. We recognize minimum rental expenses over the term of the lease. When a lease contains a fixed escalation of the minimum rent or rent holidays, we recognize the related rent expense on a straight-line basis over the lease term and record the difference between the recognized rental expense and the amounts payable under the lease as deferred lease credits. We have certain leases for office space where we receive allowances for leasehold improvements. We capitalize these leasehold improvements as property, plant, and equipment and deferred lease credits. Leasehold improvements are amortized over the shorter of their economic useful lives or the lease term. Total rent expense, net of sublease rentals, was $383 million, $387 million and $193 million in 2005, 2004 and 2003, respectively.

Future total rentals on noncancelable operating leases are as follows: $62 million in 2006; $52 million in 2007; $38 million in 2008; $36 million in 2009; $35 million in 2010; and $190 million thereafter.

Note 15. Income Taxes

The components of the (provision)/benefit for income taxes on continuing operations were:

	Years ended December 31			Nine months ended September 30
Millions of dollars	2005	2004	2003	2006	2005
				(unaudited)
Current income taxes:
Federal	$(118)	$140	$76	$7	$(40)
Foreign	(52)	(27)	(57)	(70)	(54)
State	(8)	7	(3)	—	(7)

Total current	(178)	120	16	(63)	(101)

Deferred income taxes:
Federal	22	(5)	(31)	(20)	(29)
Foreign	(25)	(20)	—	20	(7)
State	(1)	1	4	(1)	(1)

Total deferred	(4)	(24)	(27)	(1)	(37)

(Provision) benefit for income taxes	$(182)	$96	$(11)	$(64)	$(138)

Income tax expense for KBR Holdings is calculated on a pro rata basis. Under this method, income tax expense is determined based on KBR Holdings operations and their contributions to income tax expense of the Halliburton consolidated group.

KBR Holdings, a limited liability company, is the parent of a group of our domestic companies which are currently included in the consolidated federal income tax return of Halliburton. Additionally, many subsidiaries and divisions of Halliburton are subject to consolidation, group relief or similar provisions of tax law in foreign jurisdictions that allow for sharing of tax attributes with other Halliburton affiliates. For purposes of determining income tax expense, it is assumed that KBR Holdings will continue to file on this combined basis.

As noted above, we have calculated income tax expense based on a pro rata method. A second method which is available for determining tax expense is the separate return method. Under the separate return method, KBR Holdings’ income tax expense is calculated as if we had filed tax returns for its own operations, excluding other Halliburton operations. If we had calculated income tax expense from continuing operations using the separate return method as of January 1, 2005, the income tax expense from continuing operations recorded in 2005 would have been $154 million resulting in an effective tax rate of 36%. Income tax expense from continuing operations for the nine months ended September 30, 2006 would have been $56 million (unaudited) resulting in an effective tax rate of 64% (unaudited) under the separate return method. Similarly, if we had calculated income tax expense from discontinued operations using the separate return method as of January 1, 2005, the income tax expense recorded in 2005 would have been $11 million resulting in an effective tax rate of 25% for discontinued operations. Income tax expense from discontinued operations for the nine months ended September 30, 2006 would have been $44 million (unaudited) resulting in an effective tax rate of 33% (unaudited) under the separate return method.

The United States and foreign components of income (loss) from continuing operations before income taxes and minority interest were as follows:

	Years ended December 31			Nine Months ended September 30
Millions of dollars	2005	2004	2003	2006	2005
				(unaudited)
United States	$294	$(51)	$(153)	$67	$205
Foreign	139	(334)	48	20	124

Total	$433	$(385)	$(105)	$87	$329

The reconciliations between the actual provision for income taxes on continuing operations and that computed by applying the United States statutory rate to income from continuing operations before income taxes and minority interest are as follows:

	Years ended December 31			Nine months ended September 30
	2005	2004	2003	2006	2005
				(unaudited)
United States Statutory Rate	35.0%	35.0%	35.0%	35.0%	35.0%
Rate differentials on foreign earnings	2.2	(2.2)	(8.2)	(11.0)	1.3
Non-deductible loss	—	—	—	16.8	—
State income taxes	1.3	1.3	1.9	1.3	2.0
Prior year foreign taxes	(1.6)	(2.7)	(6.1)	15.7	(2.5)
Prior year federal & state taxes	1.2	—	(9.3)	11.2	—
Valuation allowance	0.9	(5.3)	(23.4)	(4.2)	—
Foreign tax credit displacement	4.4	—	—	4.8	6.5
Other	(1.3)	(1.2)	(0.4)	4.0	(0.5)

Total effective tax rate on continuing operations	42.1%	24.9%	(10.5)%	73.6%	41.8%

We generally do not provide income taxes on the undistributed earnings of non-United States subsidiaries because such earnings are intended to be reinvested indefinitely to finance foreign activities. Taxes are provided as necessary with respect to earnings that are not permanently reinvested. The American Job Creations Act of 2004 introduced a special dividends received deduction with respect to the repatriation of certain foreign earnings to a United States taxpayer under certain circumstances. Based on its analysis of the Act, the Halliburton U.S. consolidated group decided not to utilize the special deduction. The tax calculations of KBR Holdings reflect this position.

The primary components of our deferred tax assets and liabilities and the related valuation allowances are as follows:

	Years ended December 31		September 30
Millions of dollars	2005	2004	2006
			(unaudited)
Gross deferred tax assets:
Depreciation and amortization	$4	$22	$7
Employee compensation and benefits	52	54	46
Foreign tax credit carryforward	67	63	67
Construction contract accounting	81	69	76
Loss carryforwards	69	73	64
Insurance accruals	17	24	18
Interest accruals	6	22	—
Allowance for bad debt	18	—	9
Asbestos accruals	—	16	—
All other	32	27	22

Total	$346	$370	$309

Gross deferred tax liabilities:
Depreciation and amortization	$6	$21	$13
Employee compensation and benefits	—	25	13
Construction contract accounting	53	58	55

Total	$59	$104	$81

Valuation Allowances:
Foreign tax credit carryforward	$67	$63	$67
Loss carryforwards	23	27	19

Total	$90	$90	$86

Net deferred income tax asset	$197	$176	$142

At December 31, 2005, we had $170 million of net operating loss carryforwards that expire from 2005 through 2015 and loss carryforwards of $70 million with indefinite expiration dates.

Foreign tax credit carryforwards recorded in the financial statements reflect the credits actually generated by KBR Holdings operations, reduced for the amount considered utilized pursuant to the tax sharing agreement. Should KBR Holdings leave the Halliburton U.S. consolidated group at some point in the future, the amount of foreign tax credit carryforward taken by KBR Holdings will be determined by operation of U.S. tax law. The amount of such carryforward taken by KBR Holdings could be significantly different than the amount recorded in the financial statements.

We have established a valuation allowance for certain foreign loss carryforwards and foreign tax credit carryforwards on the basis that we believe these assets will not be utilized in the statutory carryover period. KBR Holdings is subject to a tax sharing agreement. The tax sharing agreement provides, in part, for settlement of utilized tax attributes on a consolidated basis. Therefore, intercompany settlements due to the utilized attributes are only established to the extent that the attributes decreased the tax liability of an affiliate in any given jurisdiction. The adjustment to reflect the difference between the tax provision/benefit calculated as described above and the amount settled with Halliburton pursuant to the tax sharing agreement is recorded to equity. The adjustment resulted in a credit to equity of $22 million in 2005 and $37 million in 2004 and a charge to equity of $56 million in 2003. The amount of settlement reflected in the intercompany account is a payable of $30 million (unaudited) as of September 30, 2006, a payable of $36 million as of December 31, 2005 and a benefit of $290 million as of December 31, 2004 and $91 million as of December 31, 2003.

Note 16. Member’s Equity

Prior to October 30, 2006, the existing ownership interest of the member of KBR Holdings, LLC was represented by 100 shares with a par value of $1.00 per share. On October 30, 2006, the sole member of KBR Holdings, LLC effected a 1,356,270-for-one split of KBR Holdings, LLC’s outstanding shares with a corresponding reduction in par value to $0.00000073 per share. Share and per share data of KBR Holdings, LLC for all periods presented herein have been adjusted to reflect the share split.

The following tables summarize our member’s equity activity:

Millions of dollars	Common Stock	Member’s Equity	Parent Net Investment	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2002	—	$—	$1,277	$(144)

Intercompany settlement of taxes	—	—	(56)	—
Comprehensive income:
Net loss	—	—	(133)	—
Other comprehensive income, net of tax (provision):
Cumulative translation adjustment	—	—	—	74
Pension liability adjustment , net of tax of $(26)	—	—	—	(83)
Other comprehensive gains (losses) on derivatives:
Unrealized gains (losses) on derivatives	—	—	—	6
Reclassification adjustments to net income (loss)	—	—	—	3

Total comprehensive loss	—	—	(133)	—

Balance at December 31, 2003	—	$—	$1,088	$(144)

Intercompany settlement of taxes	—	—	37	—
Comprehensive income:
Net loss	—	—	(303)	—
Other comprehensive income, net of tax (provision):
Cumulative translation adjustment	—	—	—	32
Pension liability adjustment, net of tax of $41	—	—	—	97
Other comprehensive gains (losses) on derivatives:
Unrealized gains (losses) on derivatives	—	—	—	39
Reclassification adjustments to net income (loss)	—	—	—	(26)
Income tax benefit (provision) on derivatives	—	—	—	(8)

Total comprehensive income (loss)	—	—	(303)	134

Balance at December 31, 2004	—	$—	$822	$(10)

Intercompany settlement of taxes	—	—	22	—
Contribution from parent	—	—	300	—
Comprehensive income:
Net income	—	149	91	—
Other comprehensive income, net of tax (provision):
Cumulative translation adjustment	—	—	—	(46)
Pension liability adjustment, net of tax of $(19)	—	—	—	(44)
Other comprehensive gains (losses) on derivatives:
Unrealized gains (losses) on derivatives	—	—	—	(21)
Reclassification adjustments to net income (loss)	—	—	—	(21)
Income tax benefit (provision) on derivatives	—	—	—	14

Total comprehensive income (loss)	—	149	91	(118)
Transfer to common stock and additional paid-in capital	—	1,235	(1,235)	—

Balance at December 31, 2005	—	$1,384	$—	$(128)

Contribution from parent and other activities (unaudited)	—	33	—	—
Comprehensive income:
Net income (unaudited)	—	125	—	—
Other comprehensive income, net of tax (provision):
Cumulative translation adjustment (unaudited):
Cumulative translation adjustments (unaudited)	—	—	—	26
Other comprehensive gains (losses) on derivatives (unaudited):
Unrealized gains (losses) on derivatives (unaudited)	—	—	—	17
Reclassification adjustments to net income (loss) (unaudited)	—	—	—	2
Income tax benefit (provision) on derivatives (unaudited)	—		—	(6)

Total comprehensive income (unaudited)	—	125	—	39

Balance at September 30, 2006 (unaudited)	—	$1,542	$—	$(89)

Accumulated other comprehensive income

	December 31			September 30
Millions of dollars	2005	2004	2003	2006
				(unaudited)
Cumulative translation adjustments	$12	$58	$26	$38
Pension liability adjustments	(126)	(82)	(179)	(126)
Unrealized gains (losses) on derivatives	(14)	14	9	(1)

Total accumulated other comprehensive income	$(128)	$(10)	$(144)	$(89)

Note 17. Stock Incentive Plans

Halliburton has stock-based employee compensation plans in which certain key employees of KBR Holdings participate. Stock options under Halliburton’s 1993 Stock and Incentive Plan are granted at the fair market value of the common stock at the grant date, vest ratably over a three- or four-year period, and generally expire 10 years from the grant date. Under the terms of the 1993 Stock and Incentive Plan, as amended, 98 million shares of common stock have been reserved for issuance to key Halliburton employees, including key employees of KBR Holdings. The plan specifies that no more than 32 million shares can be awarded as restricted stock. At December 31, 2005 and September 30, 2006, 24 million and 21 million (unaudited) shares, respectively, were available for future grants under the 1993 Stock and Incentive Plan, of which 14 million and 12 million (unaudited) shares, respectively, remain available for restricted stock awards. The share amounts and exercise prices discussed in this Note have been adjusted for all periods presented to reflect the impact of Halliburton’s two-for-one common stock split, in the form of a stock dividend, paid on July 14, 2006 to Halliburton stockholders of record as of June 23, 2006.

The following table represents stock option activity for KBR Holdings employees under the incentive plans during the past three years:

Stock Options	Number of Shares (in millions)	Exercise Price per Share	Weighted Average Exercise Price per Share
Outstanding at December 31, 2002	9.6	$4.55 – 27.25	$15.78

Granted	1.0	9.45 – 12.38	11.82
Exercised	— *	4.55 – 8.74	7.25
Forfeited	(0.4)	4.55 – 26.57	14.81

Outstanding at December 31, 2003	10.2	$4.55 – 27.25	$15.45

Granted	1.0	14.29 – 20.09	14.54
Exercised	(0.6)	4.55 – 19.78	11.55
Forfeited	(0.4)	4.55 – 27.25	16.35

Outstanding at December 31, 2004	10.2	$4.55 – 27.25	$15.61

Granted	0.3	20.90 – 28.63	21.16
Exercised	(5.0)	4.55 – 27.25	15.98
Forfeited	(0.4)	4.55 – 26.57	16.06

Outstanding at December 31, 2005	5.1	$4.55 – 28.63	$15.53

*	Actual exercises for 2003 were approximately 76,000 shares.

Options outstanding at December 31, 2005 are composed of the following:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Shares (in millions)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares (in millions)	Weighted Average Exercise Price
$ 4.55 – 11.82	1.4	6.0	$9.40	1.0	$8.81
$11.83 – 14.93	1.5	5.0	14.39	1.0	14.38
$14.94 – 19.75	1.1	4.1	18.59	1.0	18.93
$19.76 – 28.63	1.1	5.0	22.04	0.8	22.38

$ 4.55 – 28.63	5.1	5.1	$15.53	3.8	$15.75

There were approximately 7.6 million options exercisable with a weighted average exercise price of $16.67 at December 31, 2004 and approximately 7.0 million options exercisable with a weighted average exercise price of $16.99 at December 31, 2003.

Halliburton has awarded restricted shares to key KBR Holdings employees under Halliburton’s 1993 Stock and Incentive Plan. Under this plan, restricted shares awarded to our employees were 152,778 in 2005, 560,278 in 2004, and 336,880 in 2003. The shares awarded are net of forfeitures of 338,322 in 2005, 81,782 in 2004, and 73,750 in 2003. The weighted average fair market value per share at the date of grant of shares granted was $21.74 in 2005, $14.64 in 2004, and $11.54 in 2003.

Halliburton’s Employees’ Restricted Stock Plan was established for employees who are not officers, for which 400,000 shares have been reserved. At December 31, 2005, 303,700 shares (net of 87,100 shares forfeited) have been issued to Halliburton employees, including employees of KBR Holdings. There were no forfeitures or grants to KBR Holdings employees in 2005, 2004, or 2003. No further grants are being made under this plan.

Under the terms of Halliburton’s Career Executive Incentive Stock Plan, 30 million shares of common stock were reserved for issuance to officers and key employees at a purchase price not to exceed par value of $2.50 per share. At December 31, 2005, 23.4 million shares (net of 4.4 million shares forfeited) have been issued under the plan. The last grant made under this plan was in December 1992. No further grants will be made under the Career Executive Incentive Stock Plan.

Restricted shares issued under Halliburton’s 1993 Stock and Incentive Plan, Employees’ Restricted Stock Plan, and the Career Executive Incentive Stock Plan are limited as to sale or disposition. These restrictions lapse periodically over an extended period of time not exceeding 10 years. Restrictions may also lapse for early retirement and other conditions in accordance with the established policies of Halliburton. Upon termination of employment, shares in which restrictions have not lapsed must be returned to Halliburton, resulting in restricted stock forfeitures. The fair market value of the stock on the date of issuance is being amortized and charged to income over the period during which the restrictions lapse, with similar credits to intercompany payable. At December 31, 2005, the unamortized amount was $17 million. KBR Holdings recognized compensation costs of $7 million in 2005, $7 million in 2004, and $8 million in 2003.

During 2002, Halliburton’s Board of Directors approved the 2002 Employee Stock Purchase Plan (ESPP) and reserved 24 million shares for issuance. Under the ESPP, eligible employees may have up to 10% of their earnings withheld, subject to some limitations, to be used to purchase shares of Halliburton common stock. Unless Halliburton’s Board of Directors shall determine otherwise, each six-month offering period commences on January 1 and July 1 of each year. The price at which Halliburton common stock may be purchased under the ESPP is equal to 85% of the lower of the fair market value of the common stock on the commencement date or last trading day of each offering period. Through the ESPP, there were approximately 890,000 shares sold to KBR Holdings employees in 2005, approximately 1.2 million shares sold to KBR Holdings employees in 2004, and 780,000 shares sold to KBR Holdings employees in 2003.

Presentation under recently adopted SFAS No. 123(R), “Share-Based Payment” (unaudited)

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective application. Accordingly, we are recognizing compensation expense for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation cost for the unvested portion of awards that are outstanding as of January 1, 2006 is recognized ratably over the remaining vesting period based on the fair value at date of grant. Also, beginning with the January 1, 2006 purchase period, compensation expense for the ESPP is being recognized. The cumulative effect of this change in accounting principle related to stock-based awards was immaterial. Prior to January 1, 2006, we accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under APB Opinion No. 25, no compensation expense was recognized for stock options or the ESPP. Compensation expense was recognized for restricted stock awards. As a result of adopting SFAS No. 123(R), the incremental pretax expense related to employee stock option awards and the ESPP totaled approximately $5 million (unaudited) in the first nine months of 2006. There was no effect on our cash flows from operating or financing activities for the nine months ended September 30, 2006 from the adoption of SFAS No. 123(R).

Total stock-based compensation expense, net of related tax effects, was $6 million (unaudited) in the first nine months of 2006. Total income tax benefit recognized in net income for stock-based compensation arrangements was $3 million (unaudited) in the first nine months of 2006, compared to $4 million (unaudited) in the first nine months of 2005. Total incremental compensation cost resulting from modifications of previously granted stock-based awards was $1 million (unaudited) for the nine months ended September 30, 2006, compared to $7 million (unaudited) for the nine months ended September 30, 2005. These modifications allowed certain employees to retain their awards after leaving the company.

The following table summarizes the pro forma effect on net income for the nine months ended September 30, 2005 as if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

Millions of dollars, except for per share data	Nine Months Ended September 30, 2005
(unaudited)
Net income, as reported	$184
Add: Total stock-based compensation expense included in net income, net of related tax effects	7
Less: Total stock-based compensation expense determined under fair-value-based method for all awards, net of related tax effects	(12)

Net income, pro forma	$179

Net income per share
As reported	$1.35

Pro forma	$1.32

Each of the active stock-based compensation arrangements is discussed below.

Stock options

All stock options under Halliburton’s 1993 Plan are granted at the fair market value of the common stock at the grant date. Employee stock options vest ratably over a three- or four-year period and generally expire 10 years from the grant date.

There were no Halliburton stock options granted to our employees in the first nine months of 2006. For stock options granted in the first nine months of 2005, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. The expected volatility of options granted in 2005 is based upon the historical volatility of Halliburton common stock, and the expected term is based upon historical observation of actual time elapsed between date of grant and exercise of options for all employees. The related assumptions and resulting fair value of options granted were as follows:

Nine months ended September 30, 2005
(unaudited)
Expected term (in years)	5.00
Expected volatility	51.71 – 52.79%
Expected dividend yield	1.05 – 1.16%
Risk-free interest rate	3.77 – 4.27%
Weighted average grant-date fair value per share	$9.67

The following table represents Halliburton’s stock options granted to, exercised by, and forfeited by KBR Holdings’ employees during the first nine months of 2006 (unaudited).

Stock Options	Number of Shares (in millions)		Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2006	5.1		$15.53

Granted	—		—
Exercised	(1.1)		16.19
Forfeited/expired	(0.1	)(a)	15.24

Outstanding at September 30, 2006	3.9		$15.34	4.53	$51

Exercisable at September 30, 2006	3.5		$15.08	4.14	$47

(a)	Actual expired shares for the nine months ended September 30, 2006 (unaudited) were approximately 15,000 shares with a weighted average exercise price per share of $15.17.

The total intrinsic value of options exercised by KBR Holdings’ employees was $23 million (unaudited) in the first nine months of 2006, compared to $46 million (unaudited) in the first nine months of 2005. As of September 30, 2006, there was $2 million (unaudited) of unrecognized compensation cost, net of estimated forfeitures, related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately one year.

Restricted stock

Restricted shares issued under Halliburton’s 1993 Plan are restricted as to sale or disposition. These restrictions lapse periodically over an extended period of time not exceeding 10 years. Restrictions may also lapse for early retirement and other conditions in accordance with Halliburton’s established policies. Upon termination of employment, shares on which restrictions have not lapsed must be returned to Halliburton, resulting in restricted stock forfeitures. The fair market value of the stock on the date of grant is amortized and ratably charged to income over the period during which the restrictions lapse.

The following table represents Halliburton’s 1993 Plan restricted stock for our employees during the first nine months of 2006 (unaudited).

Restricted Stock	Number of Shares (in millions)		Weighted Average Grant-Date Fair Value per Share
Nonvested shares at January 1, 2006	1.4		$16.12

Granted	—	(a)	34.82
Vested	(0.3)		16.12
Forfeited	—	(b)	16.76

Nonvested shares at September 30, 2006	1.1		$16.81

(a)	Actual grants for the nine months ended September 30, 2006 included approximately 42,000 shares.

(b)	Actual forfeited for the nine months ended September 30, 2006 included approximately 89,000 shares.

The weighted average grant-date fair value of restricted shares granted to our employees during the first nine months of 2005 was $21.22 (unaudited). The total fair value of shares vested during the nine months ended September 30, 2006 was $10 million (unaudited), compared to $14 million (unaudited) during the nine months ended September 30, 2005. As of September 30, 2006, there was $13 million (unaudited) of unrecognized compensation cost, net of estimated forfeitures, related to nonvested restricted stock, which is expected to be recognized over a period of 3.5 years (unaudited).

2002 Employee Stock Purchase Plan

Under the ESPP, eligible employees may have up to 10% of their earnings withheld, subject to some limitations, to be used to purchase shares of Halliburton’s common stock. Unless Halliburton’s Board of Directors shall determine otherwise, each six-month offering period commences on January 1 and July 1 of each year. The price at which Halliburton’s common stock may be purchased under the ESPP is equal to 85% of the lower of the fair market value of the common stock on the commencement date or last trading day of each offering period. Under this plan, 24 million shares of common stock have been reserved for issuance, which may be authorized but unissued shares or treasury shares. As of September 30, 2006, 3.4 million shares (unaudited) have been sold to our employees through the ESPP.

The fair value of ESPP shares was estimated using the Black-Scholes option pricing model. The expected volatility is a one-year historical volatility of Halliburton’s common stock. The assumptions and resulting fair values of options granted were as follows:

	Offering Period July 1 to December 31
	2006	2005
Expected term (in years)	0.5	0.5
Expected volatility	37.77%	30.46%
Expected dividend yield	0.80%	0.73%
Risk-free interest rate	5.29%	3.89%
Weighted average grant-date fair value per share	$9.32	$5.50

	Offering Period January 1 to June 30
	2006	2005
Expected term (in years)	0.5	0.5
Expected volatility	35.65%	26.93%
Expected dividend yield	0.75%	1.16%
Risk-free interest rate	4.38%	3.15%
Weighted average grant-date fair value per share	$7.91	$4.15

Note 18. Financial Instruments and Risk Management

Foreign exchange risk. Techniques in managing foreign exchange risk include, but are not limited to, foreign currency borrowing and investing and the use of currency derivative instruments. We selectively manage significant exposures to potential foreign exchange losses considering current market conditions, future operating activities and the associated cost in relation to the perceived risk of loss. The purpose of our foreign currency risk management activities is to protect us from the risk that the eventual dollar cash flow resulting from the sale and purchase of products and services in foreign currencies will be adversely affected by changes in exchange rates.

We manage our currency exposure through the use of currency derivative instruments as it relates to the major currencies, which are generally the currencies of the countries for which we do the majority of our international business. These contracts generally have an expiration date of two years or less. Forward exchange contracts, which are commitments to buy or sell a specified amount of a foreign currency at a specified price and time, are generally used to manage identifiable foreign currency commitments. Forward exchange contracts and foreign exchange option contracts, which convey the right, but not the obligation, to sell or buy a specified amount of foreign currency at a specified price, are generally used to manage exposures related to assets and liabilities denominated in a foreign currency. None of the forward or option contracts are exchange traded. While derivative instruments are subject to fluctuations in value, the fluctuations are generally offset by the value of the underlying exposures being managed. The use of some contracts may limit our ability to benefit from favorable fluctuations in foreign exchange rates.

Foreign currency contracts are not utilized to manage exposures in some currencies due primarily to the lack of available markets or cost considerations (non-traded currencies). We attempt to manage our working capital position to minimize foreign currency commitments in non-traded currencies and recognize that pricing for the services and products offered in these countries should cover the cost of exchange rate devaluations. We have historically incurred transaction losses in non-traded currencies.

Assets, liabilities and forecasted cash flow denominated in foreign currencies. We utilize the derivative instruments described above to manage the foreign currency exposures related to specific assets and liabilities, that are denominated in foreign currencies; however, we have not elected to account for these instruments as hedges for accounting purposes. Additionally, we utilize the derivative instruments described above to manage forecasted cash flow denominated in foreign currencies generally related to long-term engineering and construction projects. Beginning in 2003, we designated these contracts related to engineering and construction projects as cash flow hedges. The ineffective portion of these hedges is included in operating income in the accompanying consolidated statement of operations and was not material in 2005, 2004 or 2003. As of September 30, 2006, we had approximately $1 million (unaudited) in unrealized net losses on these cash flow hedges. As of December 31, 2005, we had approximately $14 million in unrealized net losses on these cash flow hedges and approximately $14 million in unrealized net gains as of December 31, 2004. We include these unrealized gains and losses on these cash flow hedges in our other comprehensive income in the accompanying consolidated balance sheets. Changes in the timing or amount of the future cash flow being hedged could result in hedges becoming ineffective and, as a result, the amount of unrealized gain or loss associated with that hedge would be reclassified from other comprehensive income into earnings. At September 30, 2006 (unaudited) and

December 31, 2005, the maximum length of time over which we are hedging our exposure to the variability in future cash flow associated with foreign currency forecasted transactions is 15 months. The fair value of these contracts was less than $1 million as of September 30, 2006, $2 million as of December 31, 2005, and $28 million as of December 31, 2004.

Notional amounts and fair market values. The notional amounts of open forward contracts and options contracts for operations were $146 million (unaudited), $362 million and $483 million at September 30, 2006 and at December 31, 2005 and 2004, respectively. The notional amounts of our foreign exchange contracts do not generally represent amounts exchanged by the parties, and thus, are not a measure of our exposure or of the cash requirements relating to these contracts. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as exchange rates.

Credit risk. Financial instruments that potentially subject us to concentrations of credit risk are primarily cash equivalents, investments and trade receivables. It is our practice to place our cash equivalents and investments in high-quality securities with various investment institutions. We derive the majority of our revenues from engineering and construction services to the energy industry and services provided to the United States government. There are concentrations of receivables in the United States and the United Kingdom. We maintain an allowance for losses based upon the expected collectibility of all trade accounts receivable. See Note 9 for further discussion of United States government receivables.

There are no significant concentrations of credit risk with any individual counterparty related to our derivative contracts. We select counterparties based on their profitability, balance sheet and a capacity for timely payment of financial commitments which is unlikely to be adversely affected by foreseeable events.

Interest rate risk. We have several debt instruments outstanding with variable interest rates. We may manage our variable-rate debt through the use of different types of debt instruments and derivative instruments. As of September 30, 2006 (unaudited) and December 31, 2005, we held no material interest rate derivative instruments.

Fair market value of financial instruments. The carrying amount of variable rate long-term debt approximates fair market value because these instruments reflect market changes to interest rates. The carrying amount of short-term financial instruments, cash and equivalents, receivables, and accounts payable, as reflected in the consolidated balance sheets, approximates fair market value due to the short maturities of these instruments. The currency derivative instruments are carried on the balance sheet at fair value and are based upon third party quotes.

Note 19. Equity Method Investments and Variable Interest Entities

We conduct some of our operations through joint ventures which are in partnership, corporate, undivided interest and other business forms and are principally accounted for using the equity method of accounting.

The following is a description of our significant unconsolidated subsidiaries that are accounted for using the equity method of accounting:

•	TSKJ Group is joint venture consortium consisting of several private limited liability companies registered in Madeira, Portugal. TSKJ Group entered into various contracts to design and construct large-scale projects in Nigeria. KBR Holdings has an approximately 25% interest in the TSKJ Group.

•	Brown & Root-Condor Spa (BRC) is registered in Algiers, Algeria and primarily executes oil and gas production facilities and civil infrastructure projects in Algeria. KBR Holdings owns a 49% interest in the joint venture.

•	Combisa is a limited liability company registered in Mexico. Combisa was created to build an offshore floating, storage, production and offloading oil and gas facility in the Bay of Campeche in the Gulf of Mexico. KBR Holdings owns a 50% interest in the company.

•	JK Group is a joint venture consortium consisting of several private limited liability companies registered in the Cayman Islands. The JK Group was created for the purpose of building two gas processing plants and related pipelines in Algeria. KBR Holdings owns a 50% interest in each of the JK Group companies.

•	Adrail is a general partnership registered in Australia and was created for the purpose of constructing a railroad between Alice Springs and Darwin in Australia. KBR Holdings owns a 50% interest in the partnership.

Summarized financial information for our significant equity method investments are as follows:

Balance Sheets

	December 31, 2005
Millions of dollars	TSKJ Group	BRC	Combisa	JK Group	Adrail
Current assets	$423	$354	$91	$154	$7
Noncurrent assets	$—	$28	$—	$—	$—

Total assets	$423	$382	$91	$154	$7

Current liabilities	$382	$366	$—	$213	$4
Noncurrent liabilities	$—	$—	$91	$—	$—

Total liabilities	$382	$366	$91	$213	$4

Statements of Operations

	For the Year Ended December 31, 2005
Millions of dollars	TSKJ Group	BRC	Combisa	JK Group	Adrail
Revenue	$707	$365	$—	$210	$—

Operating income (loss)	$2	$(71)	$3	$(70)	$1

Net income (loss)	$11	$(53)	$3	$(69)	$1

Balance Sheets	December 31, 2004
Millions of dollars	TSKJ Group	BRC	Combisa	JK Group	Adrail
Current assets	$460	$262	$21	$239	$7
Noncurrent assets	$—	$25	$—	$—	$—

Total assets	$460	$287	$21	$239	$7

Current liabilities	$406	$203	$7	$325	$4
Noncurrent liabilities	$—	$—	$78	$—	$—

Total liabilities	$406	$203	$85	$325	$4

Statements of Operations	For the Year Ended December 31, 2004
Millions of dollars	TSKJ Group	BRC	Combisa	JK Group	Adrail
Revenue	$796	$360	$—	$153	$5

Operating income (loss)	$69	$(31)	$1	$(105)	$1

Net income (loss)	$80	$(21)	$(3)	$(103)	$2

Balance Sheets	December 31, 2003
Millions of dollars	TSKJ Group	BRC	Combisa	JK Group	Adrail
Current assets	$615	$270	$140	$141	$12
Noncurrent assets	$—	$19	$—	$6	$2

Total assets	$615	$289	$140	$147	$14

Current liabilities	$558	$164	$88	$128	$9
Noncurrent liabilities	$—	$—	$75	$—	$—

Total liabilities	$558	$164	$163	$128	$9

Statements of Operations	For the Year Ended December 31, 2003
Millions of dollars	TSKJ Group	BRC	Combisa	JK Group	Adrail
Revenue	$788	$144	$21	$204	$198

Operating income (loss)	$98	$35	$(34)	$4	$52

Net income (loss)	$112	$25	$(20)	$5	$52

Consolidated summarized financial information for all other jointly owned operations that are accounted for using the equity method of accounting is as follows:

Financial Position	December 31,
Millions of dollars	2005	2004	2003
Current assets	$1,126	$759	$889
Noncurrent assets	2,636	2,334	2,049

Total	$3,762	$3,093	$2,938

Current liabilities	$1,232	$651	$741
Noncurrent liabilities	2,204	2,103	1,814
Member’s equity	326	339	383

Total	$3,762	$3,093	$2,938

Operating Results	Years ended December 31,
Millions of dollars	2005	2004	2003
Revenue	$1,462	$996	$981

Operating income (loss)	$(16)	$(35)	$(11)

Net income (loss)	$(16)	$(36)	$2

The FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46), in January 2003. In December 2003, the FASB issued FIN 46R, a revision which supersedes the original interpretation. We adopted FIN 46R effective January 1, 2004. FIN 46R requires the consolidation of entities in which a company absorbs a majority of another entity’s expected losses, receives a majority of the other entity’s expected residual returns, or both, as a result of ownership, contractual, or other financial interests in the other entity. Previously, entities were generally consolidated based upon a controlling financial interest through ownership of a majority voting interest in the entity.

G&I Segment

We have identified the following variable interest entities:

•	during 2001, we formed a joint venture, in which we own a 50% equity interest with an unrelated partner, that owns and operates heavy equipment transport vehicles in the United Kingdom. This variable interest entity was formed to construct, operate, and service certain assets for a third party, and was funded with third party debt. The construction of the assets was completed in the second quarter of 2004, and the operating and service contract related to the assets extends through 2023. The proceeds from the debt financing were used to construct the assets and will be paid down with cash flow generated during the operation and service phase of the contract. As of September 30, 2006 and December 31, 2005, the joint venture had total assets of $161 million (unaudited) and $147 million and total liabilities of $147 million (unaudited) and $152 million, respectively. Our aggregate exposure to loss as a result of our involvement with this joint venture is limited to our equity investment and subordinated debt which totaled approximately $7 million at December 31, 2005 and September 30, 2006 (unaudited) and any future losses related to the operation of the assets. We are not the primary beneficiary. The joint venture is accounted for using the equity method of accounting in our G&I segment;

•	we are involved in three privately financed projects, executed through joint ventures, to design, build, operate, and maintain roadways for certain government agencies in the United Kingdom. We have a 25% ownership interest in these joint ventures and account for them using the equity method of accounting. The joint ventures have obtained financing through third parties that is not guaranteed by us. These joint ventures are considered variable interest entities; however, we are not the primary beneficiary of these joint ventures and will, therefore, continue to account for them using the equity method of accounting. As of December 31, 2005, these joint ventures had total assets of $1.4 billion and total liabilities of $1.5 billion. As of September 30, 2006, these joint ventures had total assets of $1.6 billion (unaudited) and total liabilities of $1.4 billion (unaudited). Our maximum exposure to loss is limited to our equity investments in and loans to the joint ventures, which totaled $35 million at December 31, 2005, and was $23 million (unaudited) at September 30, 2006. With respect to one of these roadways, KBR received a revised financial forecast during the second quarter of 2006, which takes into account sustained projected losses due to lower than anticipated long vehicle traffic and higher than forecasted lane availability deductions, which reduce project revenues. Because of this new information, we recorded an impairment charge of $10 million (unaudited) and a $7 million (unaudited) loss during the second quarter of 2006 in our equity investment. As of September 30, 2006, our investment in this joint venture and the related company that performed the construction of the road was $0 (unaudited). In addition, at September 30, 2006 (unaudited), we had no additional funding commitments;

•

we participate in a privately financed project executed through Adrail formed for operating and maintaining a railroad freight business in Australia. We own 36.7% of the joint venture and operating company and we are accounting for these investments using the equity method of accounting in our G&I segment. This joint venture is considered a variable interest entity; however, we are not the primary beneficiary of the joint venture. The joint venture is funded through senior and subordinated debt and equity contributions from the joint venture partners. As of December 31, 2005 and September 30, 2006, the joint venture had total assets of $796 million and $851 million (unaudited) and total liabilities of $672 million and $618 million (unaudited), respectively. Our maximum exposure to loss is limited to our equity investments and senior operating notes in the joint venture and the operating company which totaled $68 million at December 31, 2005 and our commitment to fund an additional $9 million of subordinated notes to the operating company. In the first quarter of 2006, we recorded a $26 million (unaudited) impairment charge. In addition, in the first nine months of 2006, we recorded $11 million (unaudited) in losses related to our Adrail investment and made approximately $10 million (unaudited) in advances to this joint venture. This impairment charge is included in Equity in earnings (losses) of unconsolidated affiliates, net in the Consolidated Statement of Operations. This joint venture has sustained losses since the railway commenced operations in early 2004 and at June 30, 2006, was projected to violate the joint venture’s loan covenants. These loans are non-recourse to us. We received revised financial forecasts from the joint venture during the first quarter of 2006, which took into account decreases, as compared to prior forecasts, in anticipated freight volume related to delays in mining of minerals, as well as a slowdown in the planned expansion of the Port of Darwin and ultimately contributed to the impairment charge recorded in the first quarter of 2006. At that time, the joint venture engaged investment bankers in an effort to raise additional capital for the venture. At the end of the second quarter of 2006, our valuation of our investment took into consideration the bids tendered at that time by interested parties to accomplish this recapitalization, and no further impairment was evident. However, the efforts to raise additional capital ceased during the third quarter because all previous bids were subsequently rejected or withdrawn. The board of the joint venture is currently attempting to restructure debt payment terms and raise additional subordinated financing. In October 2006, the joint venture violated its loan covenants by failing to make an interest and principal payment. In light of the loan covenant default and the joint venture’s need for additional equity or subordinated financing, we recorded a $32 million impairment charge in the third quarter of 2006. We will receive no tax benefit as this impairment charge is not deductible for Australian tax purposes. At September 30, 2006, our investment in this joint venture was $10 million and we had $0 of additional funding commitments. In addition, the senior lenders have agreed to waive the financial covenant violations through November 15, 2006 to allow the shareholders time to arrange additional subordinated financing estimated at $12 million. We have offered to fund approximately $6 million provided that other shareholders commit to funding $6 million in the aggregate and the senior lenders agree to certain concessions including a principal payment holiday for 27 months and a reduction in the debt service reserve required by the existing indenture.

•	we participate in a privately financed project executed through certain joint ventures formed to design, build, operate, and maintain a viaduct and several bridges in southern Ireland. The joint ventures were funded through debt and were formed with minimal equity. We have up to a 25% ownership interest in the project’s joint ventures, and we are accounting for this interest using the equity method of accounting. These joint ventures are considered variable interest entities; however, we are not the primary beneficiary of the joint ventures. As of September 30, 2006 and December 31, 2005, the joint ventures had total assets of $291 million (unaudited) and $239 million and total liabilities of $269 million (unaudited) and $226 million, respectively. Our maximum exposure to loss is limited to our equity investments in and loan to the joint venture, totaling $6 million and $4 million at September 30, 2006 and December 31, 2005, respectively, and our share of any future losses resulting from the project. In addition, at September 30, 2006, we had remaining funding commitments of approximately $4 million (unaudited); and

•

in April 2006, Aspire Defence, a joint venture between us, Mowlem Plc. and a financial investor, was awarded a privately financed project contract, the Allenby & Connaught project, by the MoD to upgrade and provide a range of services to the British Army’s garrisons at Aldershot and around Salisbury Plain in the United Kingdom. In addition to a package of ongoing services to be delivered over 35 years, the project includes a nine-year construction program to improve soldiers’ single living, technical and administrative accommodations, along with leisure and recreational facilities. Aspire Defence will manage the existing properties and will be responsible for design, refurbishment, construction and integration of new and modernized facilities. We indirectly own a 45% interest in Aspire Defence, the project company that is the holder of the 35-year concession contract. In addition, we own a 50% interest in each of two joint ventures that provide the construction and the related support services to Aspire Defence. Our performance through the construction phase is supported by $159 million (unaudited) in letters of credit and surety bonds totaling approximately $209 million (unaudited) as of September 30, 2006, both of which have been guaranteed by Halliburton. Furthermore, our financial and performance guarantees are joint and several, subject to certain limitations, with our joint venture partners. The project is funded through equity and subordinated debt provided by the project sponsors and the issuance of publicly held senior bonds. The entities we hold an interest in are considered variable interest entities; however, we are not the primary beneficiary of these entities. We account for our interests in each of the entities using the equity method of accounting. As of September 30, 2006, the aggregate total assets and total liabilities of the variable interest entities was $3.0 billion (unaudited)

and 3.1 billion (unaudited), respectively. Our maximum exposure to project company losses as of September 30, 2006 is limited to our commitment to fund debt totaling approximately $102 million (unaudited). Our maximum exposure to construction and operating joint venture losses is limited to the funding of any future losses incurred by those entities.

E&C Segment

We perform many of our long-term energy-related construction projects through incorporated or unincorporated joint ventures. Typically, these ventures are dissolved upon completion of the project. Many of these ventures are funded by advances from the project owner, and accordingly, require no equity investment by the joint venture partners or shareholders. Occasionally, a venture incurs losses, which then requires funding by the joint venture partners or shareholders in proportion to their interest percentages. The ventures that have little or no initial equity investment are variable interest entities. Our significant variable interest entities are:

•	during 2005, we formed a joint venture to engineer and construct a gas monetization facility. We own 50% equity interest and determined that we are the primary beneficiary of the joint venture which is consolidated for financial reporting purposes. At December 31, 2005, the joint venture had $324 million in total assets and $311 million in total liabilities. At September 30, 2006, the joint venture had $557 million (unaudited) in total assets and $685 million (unaudited) in total liabilities. There are no consolidated assets that collateralize the joint venture’s obligations. However, at September 30, 2006 and December 31, 2005, the joint venture had approximately $442 and $173 million of cash, respectively, which relates to advance billings in connection with the joint venture’s obligations under the EPC contract;

•	we have equity ownership in three joint ventures to execute EPC projects. Our equity ownership ranges from 33% to 50%, and these joint ventures are considered variable interest entities. We are not the primary beneficiary and thus account for these joint ventures using the equity method of accounting. At December 31, 2005 and September 30, 2006, these joint ventures had aggregate assets of $861 million and $871 million (unaudited) and aggregate liabilities of $912 million and $919 million (unaudited), respectively; and

•

we have an investment in a development corporation that has an indirect interest in the new Egypt Basic Industries Corporation (EBIC) ammonia plant project located in Egypt. We are performing the engineering, procurement and construction (EPC) work for the project and operations and maintenance services for the facility. We own 60% of this development company and consolidate it for financial reporting purposes within our E&C segment. The development corporation owns a 25% ownership interest in a company that consolidates the ammonia plant which is considered a variable interest entity. The development corporation accounts for its investment in the company using the equity method of accounting. The variable interest entity is funded through debt and equity. We are not the primary beneficiary of the variable interest entity. As of September 30, 2006, the variable interest entity had total assets of $297 million (unaudited) and total liabilities of $149 million (unaudited). Our maximum exposure to loss on our equity investments at September 30, 2006 is limited to our investment of $15 million (unaudited) and our commitment to fund an additional $3 million (unaudited) of stand-by equity. In August 2006, the lenders providing the construction financing notified EBIC that it was in default of the terms of its debt agreement, which effectively prevents the project from making additional borrowings until such time as certain security interests in the ammonia plant assets related to the export facilities can be perfected. Indebtedness under the debt agreement is non-recourse to us. At this time, we are continuing to work on the project, and we understand that discussions with the lenders regarding the security interests are ongoing. No event of default has occurred pursuant to our EPC contract as we have been paid all amounts due from EBIC. We believe EBIC may potentially cure the default by perfecting the lenders’ security interests in the port assets. In addition, EBIC may be required to construct its export facilities at a location farther from the plant than originally planned. This would require an increase to the overall project cost and a change order, which we estimate at $5 million. In addition, we have been instructed by EBIC to cease work on one location of the project on which the ammonia storage tanks were originally planned to be constructed and have been instructed to perform soil testing at an alternative site in the vicinity of the original site. We understand this potential relocation of the ammonia storage site is in connection with the security interest described above. In addition to the schedule delays, we estimate that the cost of moving to the alternate ammonia storage site would result in additional EPC cost of up to $6 million, and we would have entitlement to a change order to recover our costs. Any solution resulting in additional costs could require EBIC to raise additional financing, some of which could be from us and the other current stakeholders. If the default under the debt agreement is not cured, the project may not have sufficient financing to continue, which could result in an impairment of our investment and, a termination of our EPC contract with EBIC, which could result in a reduction of our profits or a recognition of a loss.

In July 2006, we were awarded, through a 50%-owned joint venture, a contract with Qatar Shell GTL Limited to provide project management and cost-reimbursable engineering, procurement and construction management services for the Pearl GTL project in Ras Laffan, Qatar. The project, which is expected to be completed by 2011, consists of gas production facilities and a GTL plant. The joint venture is considered a variable interest entity. We consolidate the joint venture for financial reporting purposes within our E&C segment because we are the primary beneficiary. As of September 30, 2006, the Pearl joint venture had total assets of $69 million and total liabilities of $57 million.

As of December 31, 2005, we had performed work for two developmental phase projects pursuant to contractual arrangements that provide for reimbursement of our engineering and other project related costs incurred. We also expect to own a minority interest in each project and as of December 31, 2005, we have funded our equity commitment to date in one project. One of these two projects closed in the first quarter of 2006 and the other project closed in April 2006.

Note 20. Related Party Transactions

Historically, all transactions between Halliburton and KBR Holdings were recorded as an intercompany payable or receivable. At December 31, 2004, KBR Holdings had an outstanding intercompany payable to Halliburton of $1.2 billion. In October 2005, Halliburton contributed $300 million of the intercompany balance to KBR Holdings’ equity in the form of a capital contribution. On December 1, 2005, the remaining intercompany balance was converted to two long-term notes payable to Halliburton subsidiaries (Subordinated Intercompany Notes). At September 30, 2006 (unaudited) and December 31, 2005, the outstanding aggregate principal balance of the Subordinated Intercompany Notes was $774 million and is to be paid on or before December 31, 2010. Interest on both notes, which accrues at 7.5% per annum, is payable semi-annually beginning June 30, 2006. The notes are subordinated to the Revolving Credit Facility. At September 30, 2006 (unaudited) and December 31, 2005, the amount of $774 million is shown in the Consolidated Financial Statements as Notes Payable to Related Party.

In addition, Halliburton will continue to provide daily cash management services. Accordingly, we will invest surplus cash with Halliburton on a daily basis, which will be returned as needed for operations. A Halliburton subsidiary executed a demand note payable (Halliburton Cash Management Note) for amounts outstanding under these arrangements. Annual interest on the Halliburton Cash Management Note is based on the closing rate of overnight Federal Funds rate determined on the first business day of each month. Similarly, we may, from time to time, borrow funds from Halliburton, subject to limitations provided under the Revolving Credit Facility, on a daily basis pursuant to a note payable (KBR Cash Management Note). Annual interest on the KBR Cash Management Note is based on the six-month Eurodollar Rate plus 1.00%. At September 30, 2006, we had a net receivable from Halliburton of $648 million (unaudited), which includes a $732 million (unaudited) receivable from Halliburton under the Halliburton Cash Management Note. At December 31, 2005, we had a net receivable due from Halliburton of $121 million, which includes a $165 million receivable from Halliburton under the Halliburton Cash Management Note.

We conduct business with other Halliburton entities on a commercial basis, and we recognize revenues as services are rendered and costs as they are incurred. Amounts billed to us by Halliburton were primarily for services provided by Halliburton’s Energy Services Group on projects in the Middle East and were $0 (unaudited), $0, $18 million and $60 million for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively, and are included in cost of services in the consolidated statements of operations. Amounts we billed to Halliburton’s Energy Services Group were $1 million (unaudited), $1 million, $4 million and $4 million for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively.

In addition to the transactions described above, Halliburton and certain of its subsidiaries provide various support services to KBR, including information technology, legal and internal audit. Costs for information technology, including payroll processing services, which totaled $7 million (unaudited), $20 million, $19 million and $22 million for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively, are allocated to KBR based on a combination of factors of Halliburton and KBR, including relative revenues, assets and payroll, and negotiation of the reasonableness of the charge. Costs for other services allocated to KBR were $17 million (unaudited), $20 million, $20 million and $18 million for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively. Costs for these other services, including legal services and audit services, are primarily charged to KBR based on direct usage of the service. Costs allocated to KBR using a method other than direct usage are not significant individually or in the aggregate. We believe the allocation methods are reasonable. In addition, KBR leases office space to Halliburton at its Leatherhead, U.K. location.

Halliburton centrally develops, negotiates and administers our risk management process. The insurance program includes broad, all-risk coverage of worldwide property locations, excess worker’s compensation, general, automobile and employer liability, director’s and officer’s and fiduciary liability, global cargo coverage and other standard business coverages. Net expenses of $13 million (unaudited), $17 million, $20 million and $21 million, representing our share of these risk management coverages and related administrative costs, have been allocated to us for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively. These expenses are included in cost of services in the consolidated statements of operations.

We perform many of our projects through incorporated and unincorporated joint ventures. In addition to participating as a joint venture partner, we often provide engineering, procurement, construction, operations or maintenance services to the joint venture as a subcontractor. Where we provide services to a joint venture that we control and therefore consolidate for financial reporting purposes, we eliminate intercompany revenues and expenses on such transactions. In situations where we account for our interest in the joint venture under the equity method of accounting, we do not eliminate any portion of our revenues or expenses. We recognize the profit on our services provided to joint ventures that we consolidate and joint ventures that we record under the equity method of accounting primarily using the percentage-of-completion method. Total revenue from services provided to our unconsolidated joint ventures recorded in our consolidated statements of operations were $249 million, $519 million and $615 million for the years ended December 31, 2005, 2004 and 2003, respectively, and $315 million and $172 million for the nine months ended September 30, 2006 and 2005, respectively. Profit on transactions with our joint ventures recognized in our consolidated statements of operations were $21 million, $50 million and $63 million for the years ended December 31, 2005, 2004 and 2003, respectively, and $54 million and $22 million for the nine months ended September 30, 2006 and 2005, respectively.

Some insurable risks, such as general liability, property damage and workers’ compensation are self-insured by Halliburton and KBR Holdings; however, Halliburton has umbrella insurance coverage for some risk exposures subject to specified limits.

The balances for the related party transactions described above are reflected in the consolidated financial statements as due from parent or due to parent, as appropriate. The average intercompany balance for 2005 was $921 million. For 2004 and 2003, the average intercompany balance was $1.2 billion and $965 million, respectively.

In connection with certain projects, we are required to provide letters of credit and guarantees to our customers. As of December 31, 2005, in addition to our $25 million of letters of credit issued under our

Revolving Credit Facility, approximately $864 million in letters of credit and bank guarantees were issued and outstanding to support our operations. Of the $864 million in letters of credit, $828 million of letters of credit and bank guarantees are irrevocably and unconditionally guaranteed by Halliburton. Approximately $434 million of the $864 million outstanding related to our joint venture operations, approximately $297 million related to the Barracuda-Caratinga project, which was 98 percent complete at that time and approximately $133 million related to various other projects. If any amounts are drawn on these letters of credit and Halliburton reimburses the bank, we would be required to reimburse Halliburton. As of September 30, 2006, in addition to the $54 million (unaudited) of letters of credit outstanding under our revolving credit facility, we had additional letters of credit and financial guarantees totaled approximately $670 million (unaudited), of which, approximately $551 million (unaudited) related to our joint venture operations, including $159 million (unaudited) issued in connection with the Allenby & Connaught project. Of the $724 million (unaudited) in letters of credit outstanding at September 30, 2006, $647 million (unaudited) are irrevocably and unconditionally guaranteed by Halliburton. With the execution of the April 2006 agreement with Petrobras, the Barracuda-Caratinga project performance letters of credit were reduced to $15 million (unaudited) in the second quarter of 2006. The remaining $158 million (unaudited) of outstanding letters of credit relate to various other projects. In addition, Halliburton has guaranteed surety bonds and provided direct guarantees primarily related to our performance. Under certain reimbursement agreements, if we were unable to reimburse a bank under a paid letter of credit and the amount due is paid by Halliburton, we would be required to reimburse Halliburton for any amounts drawn on those letters of credit or guarantees in the future. We expect to cancel these letters of credit, surety bonds and other guarantees as we complete the underlying projects. (See Note 14.)

All of the charges described above have been included as costs of our operation in these consolidated financial statements. It is possible that the terms of these transactions may differ from those that would result from transactions among third parties.

Halliburton has incurred $9 million (unaudited), $9 million, $8 million and $0 for the nine months ended September 30, 2006 and for the years ended December 31, 2005, 2004 and 2003, respectively, for expenses relating to the FCPA and bidding practices investigations described in Note 14. In 2004, $1.5 million of the $8 million incurred was charged to us. Except for this $1.5 million, Halliburton has not charged these costs to us. These expenses were incurred for the benefit of both Halliburton and us, and we and Halliburton have no reasonable basis for allocating these costs between Halliburton and us.

Halliburton and KBR will enter into certain agreements, as discussed in Note 26, in connection with the separation.

On April 1, 2006, Halliburton contributed to us its interest in three joint ventures, which are accounted for using the equity method of accounting. These joint ventures own and operate offshore vessels equipped to provide various services, including accommodations, catering and other services to sea-based oil and gas platforms and rigs off the coast of Mexico. At March 31, 2006, the contributed interest in the three joint ventures had a book value of approximately $26 million.

Note 21. Retirement Plans

We have various plans that cover a significant number of our employees. These plans include defined contribution plans, defined benefit plans, and other postretirement plans:

•

Our defined contribution plans provide retirement benefits in return for services rendered. These plans provide an individual account for each participant and have terms that specify how contributions to the participant’s account are to be determined rather than the amount of pension benefits the participant is to receive. Contributions to these plans are based on pretax income and/or discretionary amounts determined on an annual basis. Our expense for the defined contribution plans totaled $48 million, $40 million and $29 million in 2005, 2004 and 2003, respectively. Additionally, we participate in a Canadian multi-employer plan to which the company contributed $24 million and $20 million in 2005 and 2004, respectively. In 2004, we amended certain defined contribution plans to allow for a non-elective contribution, which resulted in an increase of $8 million over the 2003 expense.

•	Our defined benefit plans are funded pension plans, which define an amount of pension benefit to be provided, usually as a function of age, years of service, or compensation. In the first quarter of 2005, we amended the terms and conditions of one of our international defined benefit plans and ceased future service and benefit accruals for all plan participants. In conjunction with this amendment, the company changed the terms of the related defined contribution plan to allow higher company contributions. This action is defined as a curtailment under SFAS No. 88 and during the first quarter of 2005, we recognized a curtailment loss of approximately $5 million.

•	Our postretirement medical plans are offered to specific eligible employees. These plans are contributory. Beginning in 2004, the plans were amended to eliminate company contributions for future retirees. Our liability for past retirees is limited to a fixed contribution amount for each participant or dependent. The plan participants share the total cost for all benefits provided above our fixed contributions. Participants’ contributions are adjusted as required to cover benefit payments. We have made no commitment to adjust the amount of our contributions; therefore, the computed accumulated postretirement benefit obligation amount is not affected by the expected future health care cost inflation rate.

Plan assets, expenses, and obligation for retirement plans are presented in the following tables.

We use a September 30th measurement date for our international plans and an October 31st measurement date for our domestic plans.

	Pension Benefits				Other Postretirement Benefits
Benefit obligation	United States	Int’l	United States	Int’l
Millions of dollars	2005		2004		2005	2004
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$45	$2,552	$42	$2,053	$1	$2
Service cost	—	50	—	68	—	—
Interest cost	2	138	2	123	—	—
Plan participants’ contributions	—	12	—	16	1	1
Settlements/curtailments	—	(59)	—	—	—	—
Currency fluctuations	—	(35)	—	312	—	—
Actuarial (gain) loss	1	341	3	57	—	(1)
Benefits paid	(2)	(80)	(2)	(77)	(1)	(1)

Projected benefit obligation at end of period	$46	$2,919	$45	$2,552	$1	$1

Accumulated benefit obligation at end of period	$46	$2,453	$45	$1,999	$—	$—

	Pension Benefits				Other Postretirement Benefits
Plan assets	United States	Int’l	United States	Int’l
Millions of dollars	2005		2004		2005	2004
Change in plan assets
Fair value of plan assets at beginning of period	$33	$2,188	$33	$1,725	$—	$—
Actual return on plan assets	3	467	2	218	—	—
Employer contributions	4	43	—	43	—	—
Plan participants’ contributions	—	12	—	16	1	1
Currency fluctuations	—	(32)	—	263	—	—
Benefits paid	(2)	(80)	(2)	(77)	(1)	(1)

Fair value of plan assets at end of period	$38	$2,598	$33	$2,188	$—	$—

Our pension plan weighted-average asset allocations by asset category at December 31, 2005 and 2004 were and the target allocations for 2006 are as follows:

	Target Allocation	Percentage of Plan Assets at Year-End
		United States	Int’l	United States	Int’l
	2006	2005		2004
Asset category
Equity securities	55% – 70%	63%	62%	63%	64%
Debt securities	25% – 45%	36%	30%	33%	34%
Real estate	0%	0%	0%	0%	0%
Other—STIF	0% – 10%	1%	8%	4%	2%

Total	100%	100%	100%	100%	100%

Our investment strategy varies by country depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities, as they are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities, as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.

Funded status

The funded status of the plans, reconciled to the amount reported on the consolidated balance sheets, was as follows:

	Pension Benefits				Other Postretirement Benefits
	United States	Int’l	United States	Int’l
Millions of dollars	2005		2004		2005	2004
Fair value of plan assets at end of period	$38	$2,598	$33	$2,188	$—	$—
Projected benefit obligation at end of period	46	2,919	45	2,552	1	1
Funded status	$(8)	$(321)	$(12)	$(364)	$(1)	$(1)
Employer contribution	—	8	—	12	—	—
Unrecognized transition asset	(1)	—	(1)	—	—	—
Unrecognized actuarial loss (gain)	20	475	20	520	(2)	(2)
Unrecognized prior service benefit	—	(10)	—	(6)	(2)	(2)

Net amount recognized	$11	$152	$7	$162	$(5)	$(5)

Amounts recognized in the consolidated balance sheets were as follows:

	Pension Benefits				Other Postretirement Benefits
	United States	Int’l	United States	Int’l
Millions of dollars	2005		2004		2005	2004
Prepaid benefit cost	$11	$152	$7	$162	$—	$—
Accrued benefit liability, including additional minimum liability	(19)	(163)	(19)	(105)	(5)	(5)
Intangible asset	—	—	—	5	—	—
Accumulated other comprehensive income, net of tax	12	114	12	70	—	—
Deferred tax asset	7	49	7	30	—	—

Net amount recognized	$11	$152	$7	$162	$(5)	$(5)

We recognized an additional minimum liability for the underfunded defined benefit plans of $58 million in 2005, of which $44 million was recorded as “Other comprehensive income.” We reduced our additional minimum pension liability $137 million in 2004, of which $97 million was recorded as “Other comprehensive income.” The additional minimum liability is equal to the excess of the accumulated benefit obligation over plan assets and accrued liabilities. A corresponding amount is recognized as either an intangible asset or a charge to accumulated other comprehensive income.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2005 and 2004 were as follows:

	Pension Benefits
Millions of dollars	2005	2004
Projected benefit obligation	$1,441	$1,282
Accumulated benefit obligation	$1,330	$1,087
Fair value of plan assets	$1,247	$1,056

Expected cash flow

Contributions. Funding requirements for each plan are determined based on the local laws of the country where such plan resides. In certain countries the funding requirements are mandatory while in other countries they are discretionary. We currently expect to contribute $113 million to our international pension plans in 2006.

Benefit payments. The following table presents the expected benefit payments over the next 10 years.

	Pension Benefits
Millions of dollars	United States	Int’l
2006	$2	$81
2007	2	86
2008	2	88
2009	3	90
2010	3	93
Years 2011 - 2015	15	311

Expected benefit payments for other postretirement benefits are immaterial.

The components of net periodic benefit cost related to pension benefits for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Pension Benefits
	United States	Int’l	United States	Int’l	United States	Int’l
Millions of dollars	2005		2004		2003
Components of net periodic benefit cost
Service cost	$—	$50	$—	$68	$—	$52
Interest cost	2	138	2	123	3	94
Expected return on plan assets	(3)	(158)	(3)	(147)	(3)	(114)
Transition amount	—	—	—	(1)	—	(1)
Amortization of prior service cost	—	(1)	—	—	—	—
Settlements/curtailments	—	5	—	—	—	—
Recognized actuarial loss	1	14	1	15	—	13

Net periodic benefit cost	$—	$48	$—	$58	$—	$44

For other postretirement plans, net periodic cost was immaterial for the year ended December 31, 2005.

The components of net periodic benefit cost related to pension benefits for the nine months ended September 30, 2006 and 2005 are as follows:

	Nine Months Ended
	September 30, 2006		September 30, 2005
Millions of dollars	United States	International	United States	International
Components of net periodic benefit cost:
Service cost	$—	$35	$—	$39
Interest cost	2	104	2	103
Expected return on plan assets	(2)	(124)	(2)	(118)
Settlements/curtailments	—	—	—	5
Recognized actuarial loss	—	13	—	10

Net periodic benefit cost	$—	$28	$—	$39

In the first quarter of 2005, we amended the terms and conditions of one of our foreign defined benefit plans and ceased future service and benefit accruals for all plan participants. This action is defined as a curtailment under SFAS No. 88 and, therefore, during the first quarter of 2005, we recognized a curtailment loss of approximately $5 million.

We currently expect to contribute approximately $113 million (unaudited) to our international pension plans in 2006. As of September 30, 2006, we had contributed $105 million (unaudited) of this amount. We do not expect to make additional contributions to our domestic plan in 2006.

For other postretirement benefits, net periodic cost was immaterial for the nine months ended September 30, 2006.

Assumptions

Assumed long-term rates of return on plan assets, discount rates for estimating benefit obligations, and rates of compensation increases vary for the different plans according to the local economic conditions. The rates used were as follows:

Weighted-average assumptions used to determine benefit obligations at measurement date	Pension Benefits						Other Postretirement Benefits
	United States	Int’l	United States	Int’l	United States	Int’l
	2005		2004		2003		2005	2004	2003
Discount rate	5.75%	5.0%	5.75%	5.5%	6.25%	5.3%	5.75%	5.75%	6.25%
Rate of compensation increase	N/A	2.5–3.5%	N/A	4.0%	N/A	3.75%	N/A	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31	Pension Benefits						Other Postretirement Benefits
	United States	Int’l	United States	Int’l	United States	Int’l
	2005		2004		2003		2005	2004	2003
Discount rate	5.75%	5.5%	6.25%	5.3%	7.0%	5.25%	5.75%	6.25%	N/A
Expected return on plan assets	8.5%	7.0%	8.5%	7.0%	8.75%	6.75%	N/A	N/A	N/A
Rate of compensation increase	N/A	4.0%	N/A	3.75%	N/A	3.75%	N/A	N/A	N/A

The discount rate was determined based on the rates of return of high-quality fixed income investments as of the measurement date. Our discount rate assumption for the United States domestic pension plans was based on the weighted average annualized yield of the Moody Baa-Aaa corporate bonds. For our United Kingdom pension plans, which constitute all of our international pension plans’ projected benefit obligations, the discount rate was based on the annualized yield of the iBoxx AA corporate bonds, and was reduced from 5.5% at December 31, 2004 to 5.0% at December 31, 2005. This decrease in the discount rate resulted in increases in the present value of our benefit obligations.

The overall expected long-term rate of return on assets was determined based upon an evaluation of our plan assets, historical trends, and experience, taking into account current and expected market conditions.

Note 22. Reorganization of Business Operations

Effective October 1, 2004, we restructured our business into two segments, G&I and E&C. In 2004, we recorded restructuring and related costs of $40 million related to the reorganization. The total restructuring charges consisted of $31 million in personnel termination benefits and $9 million in impairment charges on technology-related assets. For the year-ended December 31, 2004, $32 million of the restructuring charge was included in “Cost of services” and $8 million was included in “General and administrative” on the consolidated statements of operations. As of December 31, 2005, all amounts related to the 2004 restructuring had been paid and the balance in the restructuring reserve account was zero.

Note 23. Quarterly Data (Unaudited)

	Quarter
Millions of dollars	First	Second	Third	Fourth	Year
2005
Revenue	$2,591	$2,512	$2,319	$2,724	$10,146
Operating income	95	109	143	108	455
Net income from continuing operations	40	37	86	47	210
Net income from discontinued operations	8	6	8	8	30
Net income	$48	$43	$94	$55	$240

2004
Revenue	$3,572	$2,921	$2,539	$2,874	$11,906
Operating loss	(22)	(282)	(44)	(9)	(357)
Net loss from continuing operations	(34)	(225)	(52)	(3)	(314)
Net income from discontinued operations	3	2	—	6	11
Net income (loss)	$(31)	$(223)	$(52)	$3	$(303)

Note 24. Recent Accounting Pronouncements

In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.” This statement clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The provisions of FIN 47 were adopted as of December 31, 2005. The total liability at adoption for asset retirement obligations and the related accretion and depreciation expense for all periods presented is immaterial to our consolidated financial position and results of operations.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) is a revision of SFAS No. 123 and supersedes APB No. 25. In April 2005, the SEC adopted a rule that defers the required effective date of SFAS No. 123(R). The SEC rule provides that SFAS No. 123(R) is now effective for registrants as of the beginning of the first fiscal year beginning after June 15, 2005. Certain of our key employees participate in the Halliburton stock-based employee compensation plans. As a result, we adopted the provisions of SFAS No. 123(R) on January 1, 2006 using the modified prospective application. Accordingly, we will recognize compensation expense for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation expense for the unvested portion of awards that were outstanding as of January 1, 2006 will be recognized ratably over the remaining vesting period based on the fair value at date of grant as calculated under the Black-Scholes option pricing model. This treatment will be consistent with our pro forma disclosure under SFAS No. 123. We will recognize compensation expense for Halliburton’s Employee Stock Purchase Plan (ESPP) using the Black-Scholes pricing model beginning with the January 1, 2006 purchase period.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We will not elect early adoption of this interpretation and will adopt the provision of FIN 48 beginning January 1, 2007. We are currently evaluating what impact, if any, this statement will have on our financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to:

•	recognize on its balance sheet the funded status (measured as the difference between the fair value of plan assets and the projected benefit obligation) of pension and other postretirement benefit plans;

•	recognize, through comprehensive income, changes in the funded status of a defined benefit and postretirement plan in the year in which the changes occur;

•	measure plans assets and benefit obligations as of the end of the employer’s fiscal year; and

•	disclose additional information.

The requirement to recognize the funded status of a benefit plan and the additional disclosure requirements are effective for fiscal years ending after December 15, 2006. We will adopt SFAS No. 158 requirements for our fiscal year ending December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end is effective for fiscal years ending after December 15, 2008. We will not elect early adoption of these additional SFAS No. 158 requirements and will adopt these requirements for our fiscal year ending December 31, 2008.

We are currently assessing the quantitative impact to our financial statements, which we believe will be material. For example, using the information disclosed as of December 31, 2005, total assets as of December 31, 2005 would have been approximately $73 million lower, total liabilities would have been approximately $136 million higher, minority interest would have been approximately $74 million lower, and member’s equity would have been $135 million lower. Because our pension and other postretirement benefit plans are dependent on future events and circumstances and current actuarial assumptions, the impact at the time of adoption of SFAS No. 158 will differ from these amounts.

Note 25. Discontinued Operations

In May 2006, we completed the sale of our Production Services group, which was part of our E&C segment. The Production Services group delivers a range of support services, including asset management and optimization; brownfield projects; engineering; hook-up, commissioning and start-up; maintenance management and execution; and long-term production operations, to oil and gas exploration and production customers. In connection with the sale, we received net proceeds of $265 million (unaudited). The sale of Production Services resulted in a pre-tax gain of approximately $120 million (unaudited) in the nine months ended September 30, 2006. In accordance with the provisions of SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” the results of operations of the Production Services group for the current and prior periods have been reported as discontinued operations. The major classes of assets and liabilities of discontinued operations in the consolidated balance sheet at December 31, 2005 and 2004 are as follows:

	December 31
Millions of dollars	2005	2004

Assets:
Accounts receivable—related party	$15	$—
Accounts receivable and unbilled work on uncompleted contracts, net	130	135
Other current assets	(5)	3

Total current assets related to discontinued operations	140	138

Property, plant, and equipment, net	8	9
Goodwill	49	49
Equity in and advances to related companies	7	3
Other noncurrent assets	3	2

Total noncurrent assets related to discontinued operations	67	63

Total assets related to discontinued operations	$207	$201

Liabilities:
Accounts payable	$33	$30
Advance billings on incomplete contracts	12	5
Other current liabilities	10	7

Total current liabilities related to discontinued operations	55	42

Accounts payable—related party	3	—
Other long-term liabilities	7	6

Total noncurrent liabilities related to discontinued operations	10	6

Total liabilities related to discontinued operations	$65	$48

The operating results of our Production Services group, which are classified as discontinued operations in our consolidated statements of operations, are summarized in the following table:

	Years ended December 31			Nine months ended September 30
Millions of dollars	2005	2004	2003	2006	2005
				(unaudited)
Revenue	$754	$588	$473	$300	$528

Operating profit	$44	$17	$15	$15	$33

Pretax income (loss)	$44	$17	$15	$15	$33

Note 26. Subsequent Events (unaudited)

Initial Public Offering

Halliburton has announced its intention to divest its interest in KBR and its subsidiaries, including KBR Holdings and all related operations. Its plans include an initial public offering of KBR common stock. Upon the closing of this offering, Halliburton will continue to hold a controlling interest in KBR. Halliburton has advised us that it intends to dispose of the KBR common stock that it owns following this offering as expeditiously as possible through a tax-free distribution to Halliburton’s stockholders. Halliburton has advised us that it has requested a ruling from the Internal Revenue Service that, among other things, no gain or loss will be recognized by Halliburton or its stockholders as a result of the distribution. Halliburton also intends to obtain an opinion of counsel related to the tax-free nature of the distribution. The determination of whether, and if so, when, to proceed with the distribution is entirely within the discretion of Halliburton. If Halliburton does not proceed with the distribution, it could elect to dispose of KBR common stock in a number of different types of transactions, including additional public offerings, open market sales, sales to one or more third parties or split-off offerings to Halliburton’s stockholders that would allow for the opportunity to exchange Halliburton shares for shares of our common stock or a combination of these transactions. In connection with this offering, we will enter into various agreements to complete the separation of our business from Halliburton, including, among others, a master separation agreement, transition services agreements and a tax sharing agreement. The master separation agreement will provide for, among other things, our responsibility for liabilities relating to our business and the responsibility of Halliburton for liabilities unrelated to our business. Pursuant to our master separation agreement, we will agree to indemnify Halliburton for, among other matters, all past, present and future liabilities related to our business and operations. We will also agree to indemnify Halliburton for liabilities under various outstanding and certain additional credit support instruments relating to our businesses and for liabilities under litigation matters related to our business. Halliburton will agree to indemnify us for, among other things, liabilities unrelated to our business, for certain other agreed matters relating to the FCPA investigations and the Barracuda-Caratinga project and for other litigation matters related to Halliburton’s business.

Under the transition services agreements, Halliburton is expected to continue providing various interim corporate support services to us and we will continue to provide various interim corporate support services to Halliburton. The tax sharing agreement provides for certain allocations of U.S. income tax liabilities and other agreements between us and Halliburton with respect to tax matters. The services to be provided under the transition services agreement between Halliburton and KBR are substantially the same as the services historically provided. Similarly, the related costs of such services will be substantially the same as the costs incurred and recorded in our historical financial statements. Further, the tax sharing agreement to be entered into in connection with the offering will contain substantially the same tax sharing provisions as included in our previous tax sharing agreements.

Partial Repayment of Subordinated Intercompany Notes

In October 2006, we repaid $324 million in aggregate principal amount of the Subordinated Intercompany Notes (which indebtedness totaled $774 million in aggregate principal amount at September 30, 2006).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

KBR, Inc.:

We have audited the accompanying balance sheet of KBR, Inc. as of March 21, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of KBR, Inc. as of March 21, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

April 11, 2006, except as to Note 2,

which is as of October 27, 2006

KBR, INC.

Balance Sheet

(Whole dollars)

	March 21,	September 30,
	2006	2006
		(unaudited)
Assets
Cash	$1	$1

Total assets	$1	$1

Liabilities and shareholder’s equity
Liabilities	$—	$—
Preferred stock, $0.001 par value, 50,000,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $0.001 par value, 300,000,000 shares authorized and 135,627,000 shares issued	135,627	135,627
Paid in capital	—	—
Receivable from parent	(135,626)	(135,626)

Shareholder’s equity	1	1

Total liabilities and shareholder’s equity	$1	$1

See notes to the balance sheet.

KBR, INC.

Notes to Balance Sheet

Note 1. Background and Basis of Presentation

KBR, Inc., a Delaware corporation (“KBR”), was formed on March 21, 2006 as an indirect, wholly owned subsidiary of Halliburton Company (“Halliburton”). KBR was formed to own and operate KBR Holdings, LLC (“KBR Holdings”). At inception, KBR issued 1,000 shares of common stock for $1 to Halliburton. See Note 2.

KBR intends to conduct an initial public offering of its common stock (the “Offering”). At or before the closing of the Offering, KBR will own KBR Holdings. There can be no assurances that the Offering will be completed.

The accounts of KBR are included in the balance sheet. As of September 30, 2006, KBR did not have any operations.

Halliburton has announced its intention to divest its interest in KBR and its subsidiaries, including KBR Holdings and all related operations. Its plans include the Offering. Upon the closing of the Offering, Halliburton will continue to hold a controlling interest in KBR. Halliburton has advised us that it intends to dispose of the KBR common stock that it owns following the Offering as expeditiously as possible through a tax-free distribution to Halliburton’s stockholders. Halliburton has advised us that it has requested a ruling from the Internal Revenue Service that, among other things, no gain or loss will be recognized by Halliburton or its stockholders as a result of the distribution. Halliburton also intends to obtain an opinion of counsel related to the tax-free nature of the distribution. The determination of whether, and if so, when, to proceed with the distribution is entirely within the discretion of Halliburton. If Halliburton does not proceed with the distribution, it could elect to dispose of KBR common stock in a number of different types of transactions, including additional public offerings, open market sales, sales to one or more third parties or split-off offerings to Halliburton’s stockholders that would allow for the opportunity to exchange Halliburton shares for shares of our common stock or a combination of these transactions. In connection with the Offering, we will enter into various agreements to complete the separation of our business from Halliburton, including, among others, a master separation agreement, transition services agreements and a tax sharing agreement. Pursuant to our master separation agreement, we will agree to indemnify Halliburton for, among other matters, all past, present and future liabilities related to our business and operations. We will also agree to indemnify Halliburton for liabilities under various outstanding and certain additional credit support instruments relating to our businesses and for liabilities under litigation matters related to our business. Halliburton will agree to indemnify us for, among other things, liabilities unrelated to our business, for certain other agreed matters relating to the FCPA investigations and the Barracuda-Caratinga project and for other litigation matters related to Halliburton’s business.

The tax sharing agreement provides for certain allocations of U.S. income tax liabilities and other agreements between us and Halliburton with respect to tax matters. The services to be provided under the transition services agreement between Halliburton and KBR are substantially the same as the services historically provided. Similarly, the related costs of such services will be substantially the same as the costs incurred and recorded in our historical financial statements. Further, the tax sharing agreement to be entered into in connection with the offering will contain substantially the same tax sharing provisions as included in our previous tax sharing agreements.

Under the transition services agreements, Halliburton is expected to continue providing various interim corporate support services to us and we will continue to provide various interim corporate support services to Halliburton.

Note 2. Common Stock Split

On October 27, 2006, our board of directors approved a 135,627-for-one split of our common stock. In connection with the stock split, our sole stockholder approved on October 27, 2006 an amendment and restatement of our certificate of incorporation to increase the number of authorized shares of common stock from 1,000 to 300,000,000 and to authorize 50,000,000 shares of preferred stock with a par value of $0.001 per share. All share data of our company presented in this prospectus has been adjusted to reflect the stock split. In connection with the stock split our stockholder will contribute $135,626 which has been recorded as a receivable from parent in shareholder’s equity.

APPENDIX A

GLOSSARY OF TERMS

AMC: Army Materiel Command.

Barracuda-Caratinga project: Project to develop the Barracuda and Caratinga crude oil fields located off the coast of Brazil pursuant to a contract with Barracuda & Caratinga Leasing Company B.V.

B-C Matters: The replacement of certain subsea flow-line bolts installed in connection with the Barracuda-Caratinga project.

DCAA: Defense Contract Audit Agency.

DCMA: Defense Contract Management Agency.

DML: Devonport Management Limited.

DoD: United States Department of Defense.

DOJ: United States Department of Justice.

E&C: Energy and Chemicals.

EPC: Engineering, procurement and construction.

EPC-CS: Engineering, procurement, construction, facility commissioning and start-up.

EPCm: Engineering, procurement and construction management.

FCPA: United States Foreign Corrupt Practices Act of 1977, as amended.

FCPA Matters: Claims relating to the alleged or actual violations occurring prior to the date of the master separation agreement of the FCPA or particular, analogous applicable statutes, laws, regulations and rules of U.S. and foreign governments and governmental bodies identified in the master separation agreement in connection with the Bonny Island project in Nigeria and in connection with any other project, whether located inside or outside of Nigeria, including without limitation the use of agents in connection with such projects, identified by a governmental authority in connection with investigations in the United States, the United Kingdom, France, Nigeria, Switzerland and Algeria.

FPSOs: Floating production, storage and offloading units.

GTL: Gas-to-liquids.

G&I: Government and Infrastructure.

LNG: Liquefied natural gas; natural gas that has been reduced to 1/600th of its volume by cooling it through a sophisticated refrigeration process until it liquefies.

LogCAP: Logistics civil augmentation program; our worldwide United States Army logistics contract.

MoD: United Kingdom Ministry of Defence.

MWKL: M.W. Kellogg Limited.

A-1

PCO Oil South contract: A contract related to the rebuilding of Iraq’s petroleum industry.

Syngas: Synthesis gas; a mixture of hydrogen and carbon monoxide derived from natural gas, oil, or coal.

TSKJ: A private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V. (a subsidiary of Saipem SpA of Italy), JGC Corporation of Japan (JGC), and us (as successor to The M.W. Kellogg Company).

A-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered. All the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

SEC registration fee	$58,850

NASD filing fee	55,500

Printing and engraving expenses	850,000

Fees and expenses of legal counsel	1,100,000

Accounting fees and expenses	1,200,000

Transfer agent and registrar fees	27,000

NYSE listing fee	250,000

Miscellaneous	60,000

Total	$3,601,350

Item 14. Indemnification of Officers and Directors.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law (the “DGCL”) for unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide that, to the fullest extent of Delaware law, none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if: (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if the person is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must also indemnify a present or former director or officer who has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her. Expenses, including attorneys’ fees, incurred by a director, officer, employee or agent, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon, in the case of a current director or officer, receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and the advancement of expenses is not exclusive of any other rights a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our bylaws will generally provide for mandatory indemnification of directors and officers to the fullest extent permitted by law. We also intend to enter into indemnification agreements with our directors in the form filed as an exhibit to this Registration Statement that will generally provide for mandatory indemnification to the fullest extent permitted by law.

Delaware law also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. We will maintain, at our expense, an insurance policy that insures our officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities.

ITEM 15. Recent Sales of Unregistered Securities

On March 21, 2006, in connection with the formation of KBR, Inc. (“KBR”), KBR issued 1,000 shares of its common stock, par value $0.001 per share, to a wholly owned subsidiary of Halliburton Company in exchange for $1.00. The issuance was exempt from registration under Section 4(2) of the Securities Act. On October 27, 2006, the KBR board of directors approved a 135,627-for-one split of its common stock. As a result of the stock split, the 1,000 shares of KBR common stock held by a wholly owned subsidiary of Halliburton were converted into 135,627,000 shares of KBR common stock. There have been no other sales of unregistered securities by KBR within the past three years.

ITEM 16. Exhibits and Financial Statement Schedules

(A) Exhibits:

Exhibit Number	Description
1.1**	Form of Underwriting Agreement

2.1	Proposed Joint Pre-packaged Plan of Reorganization for Mid-Valley, Inc., DII Industries, LLC, Kellogg Brown & Root, Inc., KBR Technical Services, Inc., Kellogg Brown & Root Engineering Corporation, Kellogg Brown & Root International, Inc. (a Delaware corporation), Kellogg Brown & Root International, Inc. (a Panamanian corporation), and BPM Minerals, LLC under Chapter 11 of the United States Bankruptcy Code dated September 18, 2003 (incorporated by reference to Exhibit 99 to Halliburton’s Form 8-K dated as of September 22, 2003, File No. 1-3492)

2.2	First Amended Joint Pre-packaged Plan of Reorganization for Mid-Valley, Inc., DII Industries, LLC, Kellogg Brown & Root, Inc., KBR Technical Services, Inc., Kellogg Brown & Root Engineering Corporation, Kellogg Brown & Root International, Inc. (a Delaware corporation), Kellogg Brown & Root International, Inc. (a Panamanian corporation), and BPM Minerals, LLC under Chapter 11 of the United States Bankruptcy Code dated November 14, 2003 (incorporated by reference to Annex 1 of Exhibit 99 to Halliburton’s Form 8-K dated as of November 19, 2003, File No. 1-3492)

3.1**	Form of Amended and Restated Certificate of Incorporation

3.2**	Form of Amended and Restated Bylaws

4.1**	Form of specimen common stock certificate

5.1**	Opinion of Baker Botts L.L.P. regarding validity of securities being issued

10.1**	Form of Master Separation Agreement

10.2**	Form of Tax Sharing Agreement

10.3**	Form of Registration Rights Agreement

10.4**	Form of Transition Services Agreement (KBR as service provider)

10.5**	Form of Transition Services Agreement (Halliburton as service provider)

10.6**	Form of Employee Matters Agreement

10.7**	Form of Intellectual Property Matters Agreement

10.8	Five Year Revolving Credit Agreement, dated as of December 16, 2005, among KBR Holdings, LLC, a Delaware limited liability company, as Borrower, the Banks and the Issuing Banks party thereto, Citibank, N.A. (“Citibank”), as Paying Agent, and Citibank and HSBC Bank USA, National Association, as Co-Administrative Agents (incorporated by reference to Exhibit 10.30 to Halliburton Company’s Annual Report on Form 10-K for the year ended December 31, 2005; File No. 1-03492)

10.9**	Amendment No. 1 to the Five Year Revolving Credit Agreement, dated as of April 13, 2006, among KBR Holdings, LLC, a Delaware limited liability company, as Borrower, the Banks and Institutional Banks parties to the Five Year Revolving Credit Agreement, and Citibank, N.A., as paying agent

10.10**	Intercompany Note, dated as of December 1, 2005, payable by KBR Holdings, LLC to Halliburton Energy Services, Inc.

10.11**	Intercompany Note, dated as of December 1, 2005, payable by Georgetown Financial Ltd. to Avalon Financial Services Ltd.

10.12**	Halliburton Cash Management Note, dated as of December 1, 2005

10.13**	KBR Cash Management Note, dated as of December 1, 2005

Exhibit Number	Description

10.14	Credit Facility in the amount of £80 million dated November 29, 2002 between Devonport Royal Dockyard Limited and Devonport Management Limited and The Governor and Company of the Bank of Scotland, HSBC Bank Plc and The Royal Bank of Scotland Plc (incorporated by reference to Exhibit 4.22 to Halliburton’s Form 10-K for the year ended December 31, 2002, File No. 1-3492)

10.15+**	Employment Agreement, dated as of April 3, 2006, between William P. Utt and KBR Technical Services, Inc.

10.16+**	Employment Agreement, dated as of November 7, 2005, between Cedric W. Burgher and KBR Technical Services, Inc.

10.17+**	Employment Agreement, dated as of August 1, 2004, between Bruce A. Stanski and KBR Technical Services, Inc.

10.18**	Form of Indemnification Agreement between KBR, Inc. and its directors

10.19+	Halliburton Company 1993 Stock and Incentive Plan, as amended and restated effective February 16, 2006 (incorporated by reference to Exhibit 10.3 to Halliburton’s Form 10-K for the year ended December 31, 2005, File No. 1-3492)

10.20+	Halliburton Company Benefit Restoration Plan, as amended and restated effective January 1, 2004 (incorporated by reference to Exhibit 10.2 to Halliburton’s Form 10-Q for the quarter ended September 30, 2004, File No. 1-3492)

10.21+	Halliburton Annual Performance Pay Plan, as amended and restated effective January 26, 2006 (incorporated by reference to Exhibit 10.17 to Halliburton’s Form 10-K for the year ended
December 31, 2005, File No. 1-3492)

10.22+	Halliburton Company Supplemental Executive Retirement Plan, as amended and restated effective December 7, 2005 (incorporated by reference to Exhibit 10.29 to Halliburton’s Form 10-K for the year ended December 31, 2005, File No. 1-3492)

10.23+**	Form of 2006 KBR, Inc. Stock and Incentive Plan

10.24**	Form of Amendment No. 2 to the Five Year Revolving Credit Agreement, to be dated as of October 31, 2006, among KBR Holdings, LLC, a Delaware limited liability company, as Borrower, the banks, financial institutions and other institutional lenders parties to the Five Year Revolving Credit Agreement, and Citibank, N.A., as paying agent

21.1**	List of subsidiaries

23.1	Consent of KPMG LLP

23.2**	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)

23.3**	Consent of Richard J. Slater, as Director Nominee

23.4	Consent of Jeffrey E. Curtiss, as Director Nominee

24.1**	Power of Attorney

99.1**	Halliburton Company Code of Business Conduct

+	Management contract or compensatory plan or arrangement.
**	Previously filed.

(B) Financial Statement Schedules:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

SUPPLEMENTAL SCHEDULE

The Member and Board of Directors:

KBR Holdings, LLC

Under date of April 11, 2006, except as to Note 4, which is as of September 20, 2006, and except as to Note 2, which is as of October 30, 2006, we reported on the consolidated balance sheets of KBR Holdings, LLC and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, member’s equity and cash flow for each of the years in the three-year period ended December 31, 2005, which are included in KBR, Inc.’s Registration Statement on Form S-1. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule (Schedule II) included in KBR, Inc.’s Registration Statement on Form S-1. The financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    KPMG LLP

Houston, Texas

April 11, 2006, except as to Note 4, which

    is as of September 20, 2006, and except

    as to Note 2, which is as of

    October 30, 2006

KBR Holdings, LLC Schedule II - Valuation and Qualifying Accounts (Millions of Dollars)

The table below presents valuation and qualifying accounts for continuing operations.

		Additions
Descriptions	Balance at Beginning Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Balance at End of Period
Year ended December 31, 2003:
Deducted from accounts and notes receivable:
Allowance for bad debts	$48	$4	$3		$(3	)(a)	$52

Accrued reorganization charges	$—	$—	$—		$—		$—

Reserve for disputed and unallowable costs incurred under government contracts	$13	$—	$36	(b)	$(1)		$48

Year ended December 31, 2004:
Deducted from accounts and notes receivable:
Allowance for bad debts	$52	$6	$2		$(8	)(a)	$52

Accrued reorganization charges	$—	$40	$—		$(21)		$19

Reserve for disputed and unallowable costs incurred under government contracts	$48	$—	$83	(b)	$—		$131

Year ended December 31, 2005:
Deducted from accounts and notes receivable:
Allowance for bad debts	$52	$36	$—		$(37	)(a)	$51

Accrued reorganization charges	$19	$—	$—		$(19)		$—

Reserve for disputed and unallowable costs incurred under government contracts	$131	$—	$11	(b)	$(9)		$133

Nine months ended September 30, 2006 (unaudited):
Deducted from accounts and notes receivable:
Allowance for bad debts	$51	$15	$1		$(29)		$38

Reserve for disputed and unallowable costs incurred under government contracts	$133	$—	$39		$(69)		$103

(a)	Receivable write-offs, net of recoveries, and reclassifications.
(b)	Reserves have been recorded as reductions of revenue, net of reserves no longer required.

ITEM 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 13, 2006.

KBR, INC.

By:	/s/ WILLIAM P. UTT
William P. Utt President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 13, 2006.

Signature	Title
/s/ WILLIAM P. UTT
William P. Utt /s/ CEDRIC W. BURGHER	President, Chief Executive Officer and Director (Principal Executive Officer and Director)
Cedric W. Burgher /s/ JOHN W. GANN, JR.	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
John W. Gann, Jr.	Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ ALBERT O. CORNELISON, JR.
Albert O. Cornelison, Jr.	Director
/S/ C. CHRISTOPHER GAUT
*C. Christopher Gaut	Director
/s/ ANDREW R. LANE
*Andrew R. Lane	Director
/S/ MARK A. MCCOLLUM
*Mark A. McCollum	Director

/S/ MICHAEL A. WEBERPAL
*By: Michael A. Weberpal, Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description
1.1**	Form of Underwriting Agreement

2.1	Proposed Joint Pre-packaged Plan of Reorganization for Mid-Valley, Inc., DII Industries, LLC, Kellogg Brown & Root, Inc., KBR Technical Services, Inc., Kellogg Brown & Root Engineering Corporation, Kellogg Brown & Root International, Inc. (a Delaware corporation), Kellogg Brown & Root International, Inc. (a Panamanian corporation), and BPM Minerals, LLC under Chapter 11 of the United States Bankruptcy Code dated September 18, 2003 (incorporated by reference to Exhibit 99 to Halliburton’s Form 8-K dated as of September 22, 2003, File No. 1-3492)

2.2	First Amended Joint Pre-packaged Plan of Reorganization for Mid-Valley, Inc., DII Industries, LLC, Kellogg Brown & Root, Inc., KBR Technical Services, Inc., Kellogg Brown & Root Engineering Corporation, Kellogg Brown & Root International, Inc. (a Delaware corporation), Kellogg Brown & Root International, Inc. (a Panamanian corporation), and BPM Minerals, LLC under Chapter 11 of the United States Bankruptcy Code dated November 14, 2003 (incorporated by reference to Annex 1 of Exhibit 99 to Halliburton’s Form 8-K dated as of November 19, 2003, File No. 1-3492)

3.1**	Form of Amended and Restated Certificate of Incorporation

3.2**	Form of Amended and Restated Bylaws

4.1**	Form of specimen common stock certificate

5.1**	Opinion of Baker Botts L.L.P. regarding validity of securities being issued

10.1**	Form of Master Separation Agreement

10.2**	Form of Tax Sharing Agreement

10.3**	Form of Registration Rights Agreement

10.4**	Form of Transition Services Agreement (KBR as service provider)

10.5**	Form of Transition Services Agreement (Halliburton as service provider)

10.6**	Form of Employee Matters Agreement

10.7**	Form of Intellectual Property Matters Agreement

10.8	Five Year Revolving Credit Agreement, dated as of December 16, 2005, among KBR Holdings, LLC, a Delaware limited liability company, as Borrower, the Banks and the Issuing Banks party thereto, Citibank, N.A. (“Citibank”), as Paying Agent, and Citibank and HSBC Bank USA, National Association, as Co-Administrative Agents (incorporated by reference to Exhibit 10.30 to Halliburton Company’s Annual Report on Form 10-K for the year ended December 31, 2005; File No. 1-03492)

10.9**	Amendment No. 1 to the Five Year Revolving Credit Agreement, dated as of April 13, 2006, among KBR Holdings, LLC, a Delaware limited liability company, as Borrower, the Banks and Institutional Banks parties to the Five Year Revolving Credit Agreement, and Citibank, N.A., as paying agent

10.10**	Intercompany Note, dated as of December 1, 2005, payable by KBR Holdings LLC to Halliburton Energy Services, Inc.

10.11**	Intercompany Note, dated as of December 1, 2005, payable by Georgetown Financial Ltd. to Avalon Financial Services Ltd.

10.12**	Halliburton Cash Management Note, dated as of December 1, 2005

10.13**	KBR Cash Management Note, dated as of December 1, 2005

10.14	Credit Facility in the amount of £80 million dated November 29, 2002 between Devonport Royal Dockyard Limited and Devonport Management Limited and The Governor and Company of the Bank of Scotland, HSBC Bank Plc and The Royal Bank of Scotland Plc (incorporated by reference to Exhibit 4.22 to Halliburton’s Form 10-K for the year ended December 31, 2002, File No. 1-3492)

Exhibit Number	Description

10.15+**	Employment Agreement, dated as of April 3, 2006, between William P. Utt and KBR Technical Services, Inc.

10.16+**	Employment Agreement, dated as of November 7, 2005, between Cedric W. Burgher and KBR Technical Services, Inc.

10.17+**	Employment Agreement, dated as of August 1, 2004, between Bruce A. Stanski and KBR Technical Services, Inc.

10.18**	Form of Indemnification Agreement between KBR, Inc. and its directors

10.19+	Halliburton Company 1993 Stock and Incentive Plan, as amended and restated effective February 16, 2006 (incorporated by reference to Exhibit 10.3 to Halliburton’s Form 10-K for the year ended December 31, 2005, File No. 1-3492)

10.20+	Halliburton Company Benefit Restoration Plan, as amended and restated effective January 1, 2004 (incorporated by reference to Exhibit 10.2 to Halliburton’s Form 10-Q for the quarter ended September 30, 2004, File No. 1-3492)

10.21+	Halliburton Annual Performance Pay Plan, as amended and restated effective January 26, 2006 (incorporated by reference to Exhibit 10.17 to Halliburton’s Form 10-K for the year ended December 31, 2005, File No. 1-3492)

10.22+	Halliburton Company Supplemental Executive Retirement Plan, as amended and restated effective December 7, 2005 (incorporated by reference to Exhibit 10.29 to Halliburton’s Form 10-K for the year ended December 31, 2005, File No. 1-3492)

10.23+**	Form of 2006 KBR, Inc. Stock and Incentive Plan

10.24**	Form of Amendment No. 2 to the Five Year Revolving Credit Agreement, to be dated as of October 31, 2006, among KBR Holdings, LLC, a Delaware limited liability company, as Borrower, the banks, financial institutions and other institutional lenders parties to the Five Year Revolving Credit Agreement, and Citibank, N.A., as paying agent

21.1**	List of subsidiaries

23.1	Consent of KPMG LLP

23.2**	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)

23.3**	Consent of Richard J. Slater, Director Nominee

23.4	Consent of Jeffrey E. Curtiss, as Director Nominee

24.1**	Power of Attorney

99.1**	Halliburton Company Code of Business Conduct

+	Management contract or compensatory plan or arrangement.
**	Previously filed.